                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-84644

     [BRIAN-COLLEGE STATION FHC LOGO]          [TEXAS UNITED BANCSHARES
                                                         LOGO]
PROXY STATEMENT FOR THE 2002 ANNUAL MEETING          PROSPECTUS OF
            OF STOCKHOLDERS OF               TEXAS UNITED BANCSHARES, INC.
         THE BRYAN-COLLEGE STATION
         FINANCIAL HOLDING COMPANY

     The boards of directors of The Bryan-College Station Financial Holding Company and Texas United Bancshares, Inc. have unanimously approved a merger agreement that provides for the tax-free merger of Bryan-College Station FHC and Texas United. As a result of the merger, Bryan-College Station FHC stockholders will receive 0.29211 shares of Texas United common stock for each share of Bryan-College Station FHC common stock they own, with cash paid in lieu of fractional share interests. Based on the exchange ratio of 0.29211 and the last reported sale price of Texas United common stock as of November 5, 2001 and June 24, 2002 of $19.00 per share, the per share value of the consideration to be received by the Bryan-College Station FHC stockholders as of each of those dates is $5.55 and the total transaction value is $2.6 million. If the merger were completed as of the date of this proxy statement-prospectus, a total of 137,703 shares of Texas United common stock would be issued to Bryan-College Station FHC stockholders, and Bryan-College Station FHC stockholders would own approximately 5.2% of the outstanding shares of Texas United common stock on a fully diluted basis after the merger.

     Texas United, which will become a publicly held company upon completion of the merger, has applied to have its shares of common stock quoted on The Nasdaq Stock Market under the trading symbol "TXUI." The common stock of Bryan-College Station FHC is currently quoted in the Pink Sheets under the trading symbol "BCSF."

     In order to complete this merger, Texas United must obtain the necessary government approvals and the stockholders of Bryan-College Station FHC must adopt the merger agreement. Bryan-College Station FHC will hold its 2002 annual meeting of its stockholders on July 30, 2002 to vote on adoption of the merger agreement, as well as the election of directors. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the annual meeting, please take the time to vote by completing and returning the enclosed proxy card. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR adoption of the merger agreement and FOR the election as directors of the ten nominees named in this proxy statement-prospectus. If you do not return your proxy card, or if you do not instruct your bank or broker how to vote any shares held for you in your bank's or broker's name, the effect will be a vote against adoption of the merger agreement.

     This proxy statement-prospectus gives you detailed information about the merger and it includes the merger agreement as an appendix. It also includes information about each of Bryan-College Station FHC and Texas United, including financial information. We encourage you to read this entire document carefully.

                                                   /S/ GARY SNOE
                                                     Gary Snoe
                                               Chairman of the Board
                                    The Bryan-College Station Financial Holding
                                                      Company

     AN INVESTMENT IN THE TEXAS UNITED COMMON STOCK IN CONNECTION WITH THE MERGER INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 20.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES THAT TEXAS UNITED IS OFFERING THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF EITHER OF OUR COMPANIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                 Proxy statement-prospectus dated June 26, 2002
and first mailed to Bryan-College Station FHC stockholders on or about June 28,
                                      2002

                        [BRIAN-COLLEGE STATION FHC LOGO]

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                 NOTICE OF 2002 ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JULY 30, 2002
                             ---------------------

     Notice is hereby given that the 2002 annual meeting of stockholders of The Bryan-College Station Financial Holding Company, a Delaware corporation, will be held on Tuesday, July 30, 2002, at 2:00 p.m., local time, at the Hilton Hotel at 801 University Drive East, College Station, Texas for the following purposes:

          1. To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Reorganization dated as of November 5, 2001 by and between Bryan-College Station FHC and Texas United Bancshares, Inc., a Texas corporation. The merger agreement provides for the acquisition of Bryan-College Station FHC by Texas United through the merger of Bryan-College Station FHC with a subsidiary of Texas United. Upon completion of the merger, the stockholders of Bryan-College Station FHC will receive 0.29211 shares of Texas United common stock in exchange for each share of Bryan-College Station FHC common stock they own, with cash paid in lieu of fractional share interests. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement-prospectus.

          2. To elect ten directors to serve until completion of the merger or the 2003 annual meeting of stockholders of Bryan-College Station FHC, whichever occurs first.

          3. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

     Any action may be taken on the foregoing proposals at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned or postponed. The close of business on June 10, 2002 has been fixed as the record date for determining those stockholders entitled to vote at the annual meeting or any adjournments or postponements of the annual meeting. A complete list of stockholders entitled to vote at the annual meeting will be available at the main office of Bryan-College Station FHC during the ten days prior to the annual meeting, as well as at the annual meeting.

     The affirmative vote of the holders of a majority of the outstanding shares of Bryan-College Station FHC common stock as of the record date is required to adopt the merger agreement. Under Delaware law, holders of Bryan-College Station FHC common stock who submit a written demand for appraisal of their shares and who perfect their appraisal rights by complying with the other applicable statutory procedures under Delaware law will be entitled to receive a cash payment for the fair value of their shares as determined by the Delaware Chancery Court. A summary of the applicable requirements of Delaware law is contained in the accompanying proxy statement-prospectus under the caption "Proposal I Adoption of the Merger Agreement -- Dissenters' Rights of Appraisal and Related Issues." In addition, the text of the applicable provisions of Delaware law is attached as Appendix C to the accompanying proxy statement-prospectus.

                                          By Order of the Board of Directors,

                                          /S/ GARY SNOE
                                          Gary Snoe
                                          Chairman of the Board
Bryan, Texas
June 26, 2002

                          YOUR VOTE IS VERY IMPORTANT

     Whether or not you plan to attend the annual meeting, please complete, sign and date the enclosed proxy card and promptly mail it in the enclosed envelope. If you hold your shares in "street name" with a bank or broker, check your proxy card to see if you can also vote by telephone or through the internet. You may revoke your proxy in the manner described in the proxy statement-prospectus at any time before it is exercised. If you attend the annual meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

     THE BOARD OF DIRECTORS OF BRYAN-COLLEGE STATION FHC RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT AND FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED IN THE ACCOMPANYING PROXY STATEMENT-PROSPECTUS.

                               TABLE OF CONTENTS

SUMMARY...............................     1
  The Companies.......................     1
  The Merger..........................     1
  What You Will Receive in the
     Merger...........................     1
  The Merger Will Generally be
     Tax-Free to Stockholders.........     2
  Effect of the Merger on
     Bryan-College Station FHC Stock
     Options and Warrants.............     2
  Comparative Market Prices of Common
     Stock............................     2
  Ownership of Texas United After the
     Merger...........................     3
  Dissenters' Appraisal Rights........     3
  Our Reasons for the Merger..........     3
  Bryan-College Station FHC's
     Financial Advisor Has Opined that
     the Merger is Fair to
     Stockholders.....................     4
  2002 Annual Meeting of Bryan-College
     Station FHC Stockholders.........     4
  Record Date; Vote Required..........     4
  Recommendation to Bryan-College
     Station FHC Stockholders.........     5
  Bryan-College Station FHC Management
     is Expected to Vote Their Shares
     For Adoption of the Merger
     Agreement........................     5
  Effective Time of the Merger........     5
  Exchange of Stock Certificates......     5
  Conditions to Completion of the
     Merger...........................     5
  Bank Merger.........................     6
  Regulatory Approvals................     6
  Waiver, Amendment and Termination...     6
  Expenses and Termination Fees.......     7
  Management and Operations After the
     Merger...........................     7
  Some Directors and Officers of
     Bryan-College Station FHC Have
     Financial Interests in the Merger
     that Differ from Your
     Interests........................     8
  The Rights of Bryan-College Station
     FHC Stockholders will be
     Different as Stockholders of
     Texas United.....................     8
SELECTED HISTORICAL FINANCIAL DATA....     9
  Selected Historical Consolidated
     Financial Data of Texas United...    10
  Selected Historical Consolidated
     Financial Data of Bryan-College
     Station FHC......................    12
UNAUDITED PRO FORMA CONSOLIDATED
  FINANCIAL STATEMENTS................    14
  Summary of Historical and Pro Forma
     Per Share Selected Financial
     Data.............................    18
  Comparative Stock Prices............    19
RISK FACTORS..........................    20
A WARNING ABOUT FORWARD-LOOKING
  STATEMENTS..........................    24
BRYAN-COLLEGE STATION FHC ANNUAL
  MEETING.............................    25
  Purpose.............................    25
  Date, Place and Time of Annual
     Meeting..........................    25
  Shares Entitled to Vote, Quorum and
     Vote Required....................    25
  Voting and Revocation of Proxies....    26
  Solicitation of Proxies; Expenses...    26
PROPOSAL I -- ADOPTION OF THE MERGER
  AGREEMENT...........................    27
  Terms of the Merger.................    27
  Effect of the Merger on
     Bryan-College Station FHC Stock
     Options and Warrants.............    28
  Background of the Merger............    28
  Reasons of Bryan-College Station FHC
     for the Merger; Recommendation of
     the Bryan-College Station FHC
     Board............................    31
  Reasons of Texas United for the
     Merger...........................    33
  Opinion of Bryan-College Station
     FHC's Financial Advisor..........    33
  Exchange of Bryan-College Station
     FHC Stock Certificates...........    38
  Effective Time of the Merger........    39
  Conduct of Business Pending
     Effective Time...................    39
  Conditions to Completion of the
     Merger...........................    40
  Additional Agreements...............    41
  Representations and Warranties......    42
  Financial Interests of Bryan-College
     Station FHC Directors and
     Officers in the Merger...........    42
  Employee Matters....................    43
  Amendment and Termination...........    44
  Expenses............................    45
  Nasdaq Stock Market Listing.........    45

  Material Federal Income Tax
     Consequences.....................    45
  Dissenters' Rights of Appraisal and
     Related Issues...................    47
  Accounting Treatment................    50
  Restrictions on Resales of Texas
     United Common Stock..............    50
  Regulatory Approvals................    51
MANAGEMENT AFTER THE MERGER...........    51
COMPARISON OF RIGHTS OF STOCKHOLDERS
  OF TEXAS UNITED AND BRYAN-COLLEGE
  STATION FHC.........................    52
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS OF TEXAS UNITED.......    59
BUSINESS OF TEXAS UNITED..............    83
MANAGEMENT AND DIRECTORS OF TEXAS
  UNITED..............................    93
  Directors and Executive Officers....    93
  Organization of the Board of
     Directors........................    95
  Committees of the Board.............    95
  Compensation Committee Interlocks
     and Insider Participation........    95
  Compensation of Directors...........    96
  Certain Relationships and Related
     Transactions.....................    96
  Compensation of Executive Officers
     and Directors....................    96
  BENEFICIAL OWNERSHIP OF TEXAS UNITED
     COMMON STOCK BY MANAGEMENT AND
     PRINCIPAL STOCKHOLDERS...........    99
  MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS OF BRYAN-
     COLLEGE STATION FHC..............   100
  BUSINESS OF BRYAN-COLLEGE STATION
     FHC..............................   112
  PROPOSAL II -- ELECTION OF DIRECTORS
     OF BRYAN-COLLEGE STATION FHC.....   140
  General.............................   140
  Meetings and Committees of the Board
     of Directors.....................   141
  Report of the Audit and Asset Review
     Committee........................   142
  Director Compensation...............   143
  Executive Officers Who Are Not Also
     Directors........................   143
  Executive Compensation..............   143
  Certain Relationships and Related
     Transactions.....................   144
  Section 16(a) Beneficial Ownership
     Reporting Compliance.............   144
BENEFICIAL OWNERSHIP OF BRYAN-COLLEGE
  STATION FHC COMMON STOCK BY
  MANAGEMENT AND PRINCIPAL
  STOCKHOLDERS........................   146
COMPARATIVE MARKET PRICES AND DIVIDEND
  DATA................................   148
DESCRIPTION OF TEXAS UNITED CAPITAL
  STOCK...............................   150
INDEPENDENT AUDITORS..................   151
STOCKHOLDER PROPOSALS.................   152
EXPERTS...............................   152
LEGAL MATTERS.........................   152
OTHER MATTERS.........................   153
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS OF TEXAS UNITED
  BANCSHARES, INC. ...................   F-1
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS OF BRYAN-COLLEGE STATION
  FINANCIAL HOLDING COMPANY...........  F-39

Appendix A -- Amended and Restated Agreement and Plan of Reorganization

Appendix B -- Opinion of Hoefer & Arnett, Incorporated

Appendix C -- Section 262 of the Delaware General Corporation Law

                                  PLEASE NOTE

     We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

     This proxy statement-prospectus has been prepared as of June 26, 2002. There may be changes in the affairs of Bryan-College Station FHC or Texas United since that date which are not reflected in this document.

     Texas United supplied all information contained in this proxy statement-prospectus relating to Texas United and its subsidiaries and Bryan-College Station FHC supplied all information relating to Bryan-College Station FHC and its subsidiaries.

                                    SUMMARY

     This brief summary highlights selected information from this proxy statement-prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. We have included page references in this summary to direct you to other places in this proxy statement-prospectus where you can find a more complete description of the topics we have summarized.

THE COMPANIES (PAGES 83 AND 112)

Texas United Bancshares, Inc.
202 W. Colorado Street
La Grange, Texas 78945
(979) 968-8451

     Texas United, a Texas corporation, is a financial holding company registered under the Bank Holding Company Act and Gramm-Leach-Bliley Act. Texas United was formed in 1998 as a result of the merger of South Central Texas Bancshares, Inc. with Premier Bancshares, Inc. State Bank, Texas United's wholly owned subsidiary bank, conducts a complete range of commercial and personal banking activities, including trust services, in the greater central and south central Texas area. In addition to the main office of State Bank in La Grange, Texas, State Bank operates a total of 13 full-service banking centers located in the Texas counties of Fayette, Lee, Waller, Atascosa, Comal, Harris, Williamson, Travis, Colorado and Gonzales. At March 31, 2002, on a consolidated basis, Texas United's assets were $442.6 million, its deposits were $370.6 million and its shareholders' equity was $28.0 million.

The Bryan-College Station Financial Holding Company
2900 Texas Avenue
Bryan, Texas 77802
(979) 779-2900

     Bryan-College Station FHC, a Delaware corporation, is a savings and loan holding company registered under the Home Owners Loan Act. First Federal Savings Bank, Bryan, Texas, Bryan-College Station FHC's wholly owned subsidiary federal savings bank, is predominantly a residential mortgage lender, originating loans primarily in Bryan-College Station and the surrounding Texas counties of Burleson, Grimes, Leon, Madison, Robertson and Washington, which comprise its immediate trade area. To a lesser extent, First Federal also originates residential construction loans, loans partially guaranteed by the U.S. Small Business Administration, commercial real estate and commercial business loans. In addition to the main office of First Federal Savings Bank in Bryan, Texas, First Federal has two branch offices, one located in Bryan and one located in College Station, Texas. At March 31, 2002, on a consolidated basis, Bryan-College Station FHC's assets were $82.1 million, its deposits were $75.6 million and its stockholders' equity was $527,000.

THE MERGER (PAGE 27)

     We have attached the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the merger.

     We propose a merger in which Bryan-College Station FHC will be acquired by Texas United by merging with a subsidiary of Texas United. Texas United's main office will continue to be located in LaGrange, Texas after the merger. We expect to complete the merger in the third quarter of 2002.

WHAT YOU WILL RECEIVE IN THE MERGER (PAGE 27)

     Each of your shares of Bryan-College Station FHC common stock will automatically become the right to receive 0.29211 shares of Texas United common stock. Based on the last reported sale price of Texas United common stock as of June 24, 2002 of $19.00 per share, the implied value of each share of Bryan-College Station FHC common stock is $5.55.

     Texas United will not issue any certificates for fractional shares of Texas United common stock in connection with the merger but will instead pay an amount of cash determined by multiplying the fractional share interest by $19.00.

     Each share of Texas United common stock will remain outstanding as one share of Texas United common stock. Texas United stockholders will not be surrendering their shares or exchanging them for new ones.

THE MERGER WILL GENERALLY BE TAX-FREE TO STOCKHOLDERS (PAGE 44)

     We have received an opinion of counsel for Texas United that generally, for United States federal income tax purposes, your exchange of shares of Bryan-College Station FHC common stock for shares of Texas United common stock will not cause you to recognize any gain or loss except for a gain or loss recognized in connection with the receipt of cash instead of a fractional share of Texas United common stock. The opinion of counsel was filed with the Securities and Exchange Commission as an exhibit to the Registration Statement, of which this proxy statement-prospectus is a part.

     Our obligation to complete the merger is conditioned on, among other things, receipt by each of us of an updated opinion of counsel for Texas United that the exchange of shares, except for a gain or loss recognized in connection with the receipt of cash instead of a fractional share of Texas United common stock, will be tax-free for federal income tax purposes. The conditions relating to the receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, Bryan-College Station FHC would re-solicit the approval of its stockholders prior to completing the merger.

     THIS TAX TREATMENT MAY NOT APPLY TO EVERY BRYAN-COLLEGE STATION FHC STOCKHOLDER. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLICATED AND WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE FUTURE CHANGES IN FEDERAL INCOME TAX LAWS AND THE INTERPRETATION THEREOF, WHICH CAN HAVE RETROACTIVE EFFECTS.

EFFECT OF THE MERGER ON BRYAN-COLLEGE STATION FHC STOCK OPTIONS AND WARRANTS (PAGE 28)

     Stock Options. Upon completion of the merger, each option to purchase Bryan-College Station FHC common stock granted under the 1998 Bryan-College Station Financial Holding Company Stock Option and Incentive Plan that is outstanding immediately prior to the merger, other than those held by directors of Bryan-College Station FHC, will be converted into an option to purchase Texas United common stock. The number of shares of Texas United common stock purchasable under the converted option, as well as the exercise price of these stock options, will be adjusted to reflect the exchange ratio in the merger, rounded to the nearest whole share and the nearest cent. Each converted option will remain subject to the same terms and conditions as were applicable to it prior to the merger.

     As an inducement to Texas United to enter into the merger agreement, each director of Bryan-College Station FHC executed an agreement providing for the cancellation of his Bryan-College Station FHC stock options upon completion of the merger.

     Warrants. Upon completion of the merger, each warrant to purchase Bryan-College Station FHC common stock that is outstanding immediately prior to the merger will be converted into a warrant to purchase Texas United common stock. Each converted warrant will remain subject to the same terms and conditions as are applicable to it prior to the merger, with adjustments made to the number of shares purchasable and the exercise price to reflect the exchange ratio in the same manner as the converted stock options.

COMPARATIVE MARKET PRICES OF COMMON STOCK (PAGE 148)

     Shares of Texas United common stock are privately held, are not listed on any exchange or traded in the over-the-counter market and are not actively traded. The Texas United common stock is traded infrequently in private transactions. While Texas United maintains stock transfer records which reflect numbers of shares sold or transferred, it does not record purchase prices of privately negotiated transactions. Consequently, Texas United's management has little information regarding price. The last known sale of Texas United common stock occurred in June 2002 at a price of $19.00 per share.

     The Bryan-College Station FHC common stock is quoted in the Pink Sheets under the symbol "BCSF." The last known sale of Bryan-College Station FHC common stock occurred in May 2001 at a price of $5.00 per share.

     While Texas United has applied and expects to list its common stock on The Nasdaq Stock Market after completion of the merger, the common stock of Texas United has not started trading and there is no prediction or guarantee as to its trading price or the liquidity of the market for Texas United common stock after completion of the merger. See "Risk Factors -- Texas United cannot assure you as to the liquidity of the trading market for Texas United common stock or the price of Texas United common stock after the merger."

OWNERSHIP OF TEXAS UNITED AFTER THE MERGER

     Based on the exchange ratio of 0.29211, Texas United will issue an aggregate of 137,703 shares of its common stock to former Bryan-College Station FHC stockholders. Based on these numbers, after the merger on a fully diluted basis former Bryan-College Station FHC stockholders would own approximately 5.2% of the outstanding shares of Texas United.

     As of the date of this proxy statement-prospectus, options to acquire 14,250 shares of Bryan-College Station FHC common stock, and warrants to acquire 32,661 shares of Bryan-College Station FHC common stock, are exercisable. If these options and warrants are exercised prior to completion of the merger, Texas United must issue 0.29211 shares of Texas United common stock for each additional share of Bryan-College Station FHC common stock issued pursuant to the exercise of such options and warrants. If the options and warrants to acquire all 46,911 shares are exercised, Texas United will be required to issue an additional 13,703 shares of Texas United common stock upon completion of the merger. The 13,000 options held by the directors of Bryan-College Station FHC which the directors have agreed will be forfeited upon completion of the merger are not included in the options to acquire 14,250 shares listed above.

DISSENTERS' APPRAISAL RIGHTS (PAGE 47)

     As a stockholder of Bryan-College Station FHC, under Delaware law you have the right to dissent from the merger and have the appraised fair value of your shares of Bryan-College Station FHC common stock paid to you in cash instead of receiving the shares of Texas United common stock issuable to you under the merger agreement. Under Delaware law, in determining the fair value of your shares, any appreciation or depreciation resulting from the accomplishment or expectation of the merger will not be considered. To dissent and receive the appraised fair value of your shares, you must:

     - make a proper written demand for appraisal to Bryan-College Station FHC before the vote on the merger agreement as more fully described on pages 47 to 50 and in Appendix C;

     - hold your shares of Bryan-College Station FHC common stock until the merger is completed;

     - not vote in favor of the merger (including by appointing a proxy to vote your shares); and

     - otherwise comply with Delaware law.

OUR REASONS FOR THE MERGER (PAGE 31)

     Our companies are proposing to merge because we believe that by combining them we can create a stronger and more diversified company that will provide significant benefits to our stockholders and customers alike. Some of these benefits include an expanded geographic presence, the availability of a broader variety of products and services for Bryan-College Station FHC customers and opportunities for future growth. In addition, based on Texas United management's experience in past acquisitions and its perception that financial institution mergers generally create efficiencies in terms of the combination of back office operations and the elimination of duplicate general and administrative expenses, we believe that the merger of our companies may create certain economies of scale and revenue enhancement opportunities. However, we have not quantified the amount of potential enhancements or cost savings, and therefore, have not taken them into account in arriving at our estimates of the impact of the merger on future earnings per share.

     We expect the merger to strengthen our position as a competitor in the financial services business in the central and south central Texas area, which is rapidly changing and becoming more competitive.

     The discussion of our reasons for the merger includes forward-looking statements about possible or assumed future results of our operations and the performance of the combined company after the merger. For a discussion of factors that could affect these future results, see "A Warning About Forward-Looking Statements" on page 24.

BRYAN-COLLEGE STATION FHC'S FINANCIAL ADVISOR HAS OPINED THAT THE MERGER IS FAIR TO STOCKHOLDERS (PAGE 33)

     Hoefer & Arnett, Incorporated has delivered a written opinion to the Bryan-College Station FHC board of directors as of the date of this proxy statement-prospectus, that the exchange ratio is fair to the holders of Bryan-College Station FHC common stock from a financial point of view. We have attached this opinion to this document as Appendix B. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Hoefer & Arnett in providing its opinion. For its services in connection with the merger, Hoefer & Arnett will be paid $50,000 upon completion of the merger.

2002 ANNUAL MEETING OF BRYAN-COLLEGE STATION FHC STOCKHOLDERS (PAGE 25)

     The Bryan-College Station FHC 2002 annual stockholders' meeting will be held on July 30, 2002, at 2:00 p.m., local time, at the Hilton Hotel, 801 University Drive East, College Station, Texas. At the annual meeting, you will be asked:

     - to adopt the merger agreement;

     - to elect ten directors of Bryan-College Station FHC to serve until completion of the merger or the 2003 annual meeting of stockholders, whichever occurs first; and

     - to act on any other matters that may be submitted to a vote at the annual meeting or any adjournment or postponement of the annual meeting.

RECORD DATE; VOTE REQUIRED (PAGE 25)

     You can vote at the meeting of Bryan-College Station FHC stockholders if you owned Bryan-College Station FHC common stock at the close of business on June 10, 2002, the record date. You can cast one vote for each share of Bryan-College Station FHC common stock that you owned at that time. To adopt the merger agreement, the holders of a majority of the outstanding shares of Bryan-College Station FHC common stock as of the record date must vote in favor of doing so. Directors will be elected by a plurality of the votes cast. Accordingly, the ten nominees for director receiving the highest number of votes cast will be elected.

     Each director of Bryan-College Station FHC has agreed to vote his shares of common stock in favor of adoption of the merger agreement.

     You may vote your shares by attending the meeting and voting in person or by sending us your proxy if you are unable to or do not wish to attend the meeting. If your shares are held in street name with a bank or broker and you wish to vote at the annual meeting, you will need to contact your bank or broker to obtain authorization to do so. If you are the record holder of your shares, you can revoke your proxy at any time before we take a vote at the meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of Bryan-College Station FHC, or by attending the meeting and voting in person. If your shares are held in street name, contact your bank or broker if you wish to revoke your proxy.

RECOMMENDATION TO BRYAN-COLLEGE STATION FHC STOCKHOLDERS (PAGE 31)

     The board of directors of Bryan-College Station FHC believes that the merger is fair to you and in your best interests. The board of directors also believes that the combined company will provide greater short-term and long-term growth opportunities and stockholder value than would the continuation of Bryan-College Station FHC as an independent entity. Accordingly, the board unanimously recommends that you vote FOR the proposal to adopt the merger agreement. The board also unanimously recommends that you vote FOR the election of each of the nominees for director.

BRYAN-COLLEGE STATION FHC MANAGEMENT IS EXPECTED TO VOTE THEIR SHARES FOR ADOPTION OF THE MERGER AGREEMENT

     As of June 10, 2002, the record date, the directors and executive officers of Bryan-College Station FHC, their immediate family members and entities they control were entitled to vote 67,007 shares, or approximately 14.21% of the outstanding shares of Bryan-College Station FHC common stock and did not beneficially own any shares of Texas United common stock. This amount does not include the outstanding options to acquire 13,000 shares of Bryan-College Station FHC common stock held by the directors of Bryan-College Station FHC which the directors have agreed to forfeit upon completion of the merger. Each director of Bryan-College Station FHC has executed an agreement pursuant to which he has agreed to vote his shares of Bryan-College Station FHC common stock in favor of adoption of the merger agreement. While the executive officers who are not also directors of Bryan-College Station FHC are not contractually bound to vote their shares in favor of adoption of the merger agreement, it is expected that these officers will also vote their shares in favor of adoption of the merger agreement.

     As of the record date, the directors and executive officers of Texas United, their immediate family members and entities they control did not beneficially own any shares of Bryan-College Station FHC common stock.

EFFECTIVE TIME OF THE MERGER (PAGE 39)

     The merger will become final when articles of merger are filed with the Secretary of State of the State of Texas and a certificate of merger is filed with the Secretary of State of the State of Delaware. If the Bryan-College Station FHC stockholders adopt the merger agreement at the annual meeting, we anticipate that the merger will be completed in the third quarter of 2002, although delays could occur.

     We cannot assure you that we can obtain the necessary stockholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

EXCHANGE OF STOCK CERTIFICATES (PAGE 38)

     After the effective time of the merger, you will receive a letter and instructions on how to surrender your stock certificates representing shares of Bryan-College Station FHC common stock in exchange for stock certificates representing shares of Texas United common stock. You must carefully review and complete these materials and return them as instructed along with your stock certificates for Bryan-College Station FHC common stock. PLEASE DO NOT SEND BRYAN-COLLEGE STATION FHC ANY STOCK CERTIFICATES UNTIL YOU RECEIVE THESE INSTRUCTIONS.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 40)

     The completion of the merger depends on a number of conditions being met. These include, among others:

     - adoption of the merger agreement by the Bryan-College Station FHC stockholders;

     - approval of the merger by certain federal and state regulatory authorities;

     - verification that the holders of no more than 5% of the outstanding shares of Bryan-College Station FHC common stock have exercised dissenters' rights of appraisal;

     - absence of any litigation, investigation, inquiry or proceedings pending or threatened against Bryan-College Station FHC or Texas United or with respect to the merger;

     - receipt by each of us of an opinion of Bracewell & Patterson, L.L.P. that, for United States federal income tax purposes, the merger will constitute a tax-free reorganization and the Bryan-College Station FHC stockholders who exchange their shares solely for shares of Texas United common stock will not recognize any gain or loss as a result of the merger, other than as a result of the receipt of cash in lieu of a fractional share. These opinions will be subject to various limitations and we recommend that you read the fuller description of tax consequences provided in this document beginning on page 45;

     - authorization by The Nasdaq Stock Market for the listing of the shares of Texas United common stock to be issued in the merger;

     - confirmation that the total amount of nonaccruing assets of Bryan-College Station FHC is $1,000,000 or less as of the closing date;

     - material accuracy of the representations and warranties made by each of us as of the date of completion of the merger;

     - performance or compliance with all covenants and conditions required by the merger agreement; and

     - absence of a material adverse change in the condition, financial position or business of each of us or our respective subsidiaries.

     A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

BANK MERGER (PAGE 27)

     Following the merger of Bryan-College Station FHC, it is expected that First Federal, Bryan-College Station FHC's subsidiary bank, will merge with and into State Bank, Texas United's subsidiary bank. The merger of the banks will not occur until Texas United has caused First Federal to redeem all 87,263 of First Federal's outstanding shares of Series A preferred stock. Based on the redemption price of $10.00 per share, it is expected that the redemption will require an aggregate expenditure by First Federal (fully funded by Texas United) of up to approximately $873,000.

REGULATORY APPROVALS (PAGE 51)

     We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System and the merger of the banks is approved by the Texas Department of Banking and the Federal Deposit Insurance Corporation. Once the Federal Reserve approves the merger, we have to wait anywhere from 15 to 30 days before we can complete the merger, during which time the Department of Justice can challenge the merger for antitrust reasons. In addition, the merger is subject to the approval of, or notice to, state and other regulatory authorities.

     Texas United has received the necessary regulatory approvals from the Federal Reserve and other regulatory authorities and the applicable waiting period will expire on June 27, 2002.

WAIVER, AMENDMENT AND TERMINATION (PAGE 44)

     We may jointly amend the merger agreement and each of us may waive our right to require the other party to adhere to any term or condition of the merger agreement. After the merger agreement has been adopted by Bryan-College Station FHC's stockholders, however, the provisions of the merger agreement relating to the amount of the merger consideration may not be amended without the approval of Bryan-College Station FHC's stockholders.

     We can mutually agree at any time to terminate the merger agreement without completing the merger. Also, either of us can decide, without the consent of the other, to terminate the merger agreement if:

     - any government agency denies an approval we need to complete the merger;

     - any governmental entity issues a final non-appealable order blocking the merger;

     - the stockholders of Bryan-College Station FHC fail to adopt the merger agreement at the annual meeting;

     - the merger has not been completed by July 31, 2002 or such later date approved in writing by our boards of directors, unless the failure to complete the merger by that time is due to a violation of the merger agreement by the party that seeks to terminate the merger agreement;

     - the other company fails to comply in any material respect with any of its covenants or agreements or any of its representations or warranties shall be defective in any material respect, and the breaching party does not correct the breach within 15 days following receipt of notice of the breach; or

     - there is a material adverse change in the assets, business or financial condition of the other company.

     Texas United may terminate the merger agreement, without the consent of Bryan-College Station FHC, if:

     - the board of directors of Bryan-College Station FHC, pursuant to its fiduciary duties, withdraws or modifies its recommendation that Bryan-College Station FHC stockholders adopt the merger agreement; or

     - based on environmental investigations that Texas United has the option to conduct, the estimated remedial or cleanup costs of any environmental condition or circumstance discovered affecting Bryan-College Station FHC exceeds $100,000.

EXPENSES AND TERMINATION FEES (PAGE 45)

     If we mutually agree to terminate the merger agreement, or if either of us terminates the merger agreement because the merger has not been completed by July 31, 2002, then we will each pay our own fees and expenses.

     If Texas United terminates the merger agreement because the board of directors of Bryan-College Station FHC withdraws or modifies its recommendation that Bryan-College Station FHC stockholders adopt the merger agreement pursuant to its fiduciary duties, Bryan-College Station FHC must pay Texas United a termination fee of $100,000.

     Bryan-College Station FHC agreed to pay this termination fee to increase the likelihood that we will complete the merger. This fee could discourage other companies from attempting to acquire or combine with Bryan-College Station FHC before we complete the merger.

MANAGEMENT AND OPERATIONS AFTER THE MERGER (PAGE 51)

     The present management of Texas United will manage Texas United after the completion of the merger. The board of directors of each of Texas United and State Bank will remain the same.

SOME DIRECTORS AND OFFICERS OF BRYAN-COLLEGE STATION FHC HAVE FINANCIAL INTERESTS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (PAGE 42)

     Some of the directors and officers of Bryan-College Station FHC and its subsidiaries have interests in the merger that differ from, or are in addition to, their interests as stockholders of Bryan-College Station FHC. These interests include:

     - certain of Bryan-College Station FHC's executive officers serving as officers of Texas United following completion of the merger;

     - the right of Bryan-College Station FHC's directors and officers to continued indemnification and insurance coverage by Texas United for acts or omissions occurring prior to the merger; and

     - five officers of First Federal have employment agreements pursuant to which they will receive lump sum severance payments (based on current compensation levels) of up to approximately $227,000 in the aggregate if their employment is involuntarily terminated in connection with or within 12 months after completion of the merger. Under the employment agreements, these five officers currently receive and will continue to receive after the merger, base annual salaries aggregating $280,000.

     The members of Bryan-College Station FHC's board of directors knew about these additional interests and considered them in approving the merger agreement and the merger.

THE RIGHTS OF BRYAN-COLLEGE STATION FHC STOCKHOLDERS WILL BE DIFFERENT AS STOCKHOLDERS OF TEXAS UNITED (PAGE 52)

     The rights of Bryan-College Station FHC stockholders are governed by Delaware law and Bryan-College Station FHC's certificate of incorporation and bylaws. The rights of Texas United stockholders are governed by Texas law and Texas United's articles of incorporation and bylaws. Upon completion of the merger, Bryan-College Station FHC stockholders will become stockholders of Texas United and their rights will be governed by Texas law and Texas United's articles of incorporation and bylaws.

     Some of the material differences include Texas United's classified board of directors and its lack of preemptive rights and anti-greenmail provisions. For example, the articles of incorporation and bylaws of Texas United provide for a classified board whereby only approximately one-third of the board is elected at each annual meeting of shareholders. This classification makes it more difficult for shareholders to change the composition of the board of directors. Further, unlike Bryan-College Station FHC's certificate of incorporation, Texas United's articles of incorporation do not grant stockholders preemptive rights to purchase voting stock in connection with any issuance of any voting stock or securities convertible into voting stock. The lack of preemptive rights could cause the stockholders' percentage of ownership and voting power to become diluted more easily in subsequent stock issuances.

     The absence of anti-greenmail provisions in Texas United's articles of incorporation leaves Texas United potentially vulnerable to a purchase by an unfriendly suitor of a substantial block of Texas United's securities for the primary purpose of inducing Texas United to repurchase the block at a premium over the amount paid by the potential suitor.

                       SELECTED HISTORICAL FINANCIAL DATA

     We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Texas United" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bryan-College Station FHC" included elsewhere in this proxy statement-prospectus.

     Texas United and Bryan-College Station FHC have different fiscal years. Texas United has a fiscal year ending December 31 and Bryan-College Station FHC has a fiscal year ending September 30. Accordingly, the selected financial data for the periods presented corresponds to each company's applicable fiscal year end. For Texas United, the financial data presented covers Texas United's last five fiscal years ended December 31, 2001, and each of the three month periods ended March 31, 2002 and 2001. For Bryan-College Station FHC, the financial data presented covers Bryan-College Station FHC's last five fiscal years ended September 30, 2001, and each of the six month periods ended March 31, 2002 and 2001.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TEXAS UNITED

     The following table summarizes financial results actually achieved by Texas United for the periods and at the dates indicated and should be read in conjunction with Texas United's consolidated financial statements and the notes to the financial statements which are included elsewhere in this proxy statement-prospectus. The selected income statement, common share and balance sheet data as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 is derived from Texas United's audited consolidated financial statements and related notes included in this proxy statement-prospectus. The selected income statement, common share and balance sheet data as of December 31, 1999 and 1998 and for the year ended December 31, 1998 is derived from Texas United's audited consolidated financial statements which are not included in this proxy statement-prospectus. The financial data as of and for the year ended December 31, 1997 represent financial information for Premier Bancshares, Inc., the predecessor of Texas United, audited by Premier's independent auditors. Financial amounts as of and for the three months ended March 31, 2002 and 2001 are unaudited, but management of Texas United believes such amounts reflect all normal recurring adjustments necessary for a fair presentation of the results of operation and financial position for those periods. You should not assume that the results of operations for past periods and for the three months ended March 31, 2002 and 2001 indicate results for any future period.

                                               AS OF AND FOR THE
                                                 THREE MONTHS
                                                     ENDED
                                                   MARCH 31,             AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                              -------------------   ----------------------------------------------------
                                                2002       2001       2001       2000       1999       1998     1997(1)
                                              --------   --------   --------   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.............................  $  7,322   $  7,267   $ 29,894   $ 25,355   $ 19,664   $ 13,949   $  7,238
Interest expense............................     2,659      3,508     13,064     11,482      8,314      5,888      2,945
                                              --------   --------   --------   --------   --------   --------   --------
Net interest income.........................     4,663      3,759     16,830     13,873     11,350      8,061      4,293
  Provision for loan losses.................       450        129        925        293        188        131         --
                                              --------   --------   --------   --------   --------   --------   --------
  Net interest income after provision for
    loan losses.............................     4,213      3,630     15,905     13,580     11,162      7,930      4,293
Noninterest income..........................     3,155      1,667      7,865      5,308      3,852      2,471      1,091
Noninterest expense.........................     5,348      4,216     19,761     15,450     11,198      8,915      3,728
                                              --------   --------   --------   --------   --------   --------   --------
  Income before taxes.......................     2,020      1,081      4,009      3,438      3,816      1,486      1,656
Provision for income taxes..................       554        207        785        401        642        315        508
                                              --------   --------   --------   --------   --------   --------   --------
  Net income................................  $  1,466   $    874   $  3,224   $  3,037   $  3,174   $  1,171   $  1,148
                                              ========   ========   ========   ========   ========   ========   ========
COMMON SHARE DATA(2):
Basic earnings per share....................  $   0.59   $   0.35   $   1.29   $   1.25   $   1.32   $   0.60   $   0.79
Diluted earnings per share..................      0.56       0.34       1.24       1.19       1.28       0.60       0.79
Book value per share........................     11.25      10.51      11.02       9.93       8.31       8.33       7.38
Tangible book value per share(3)............      8.53       7.62       8.25       6.99       6.95       7.71       6.17
Cash dividends declared per share...........      0.10       0.08       0.36       0.32       0.30       0.47       0.27
Dividend payout ratio.......................      17.0%      22.7%      27.9%      25.6%      22.7%      78.3%      34.2%
Weighted average shares outstanding (basic)
  (in thousands)............................     2,497      2,478      2,495      2,435      2,404      1,942      1,450
Weighted average shares outstanding
  (diluted) (in thousands)..................     2,611      2,585      2,596      2,542      2,476      1,956      1,450
Shares outstanding at end of period (in
  thousands)................................     2,491      2,478      2,483      2,478      2,389      2,409      1,450

                                               AS OF AND FOR THE
                                                 THREE MONTHS
                                                     ENDED
                                                   MARCH 31,             AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                              -------------------   ----------------------------------------------------
                                                2002       2001       2001       2000       1999       1998     1997(1)
                                              --------   --------   --------   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END):
Total assets................................  $442,584   $390,917   $453,629   $379,562   $313,109   $258,118   $130,049
Securities..................................   114,494     91,686    109,877     75,831     91,869    116,422     55,357
Loans (including loans held for sale).......   276,093    249,558    274,945    239,641    173,797    114,029     63,858
Allowance for loan losses...................     2,139      1,663      1,754      1,590      1,737      1,278        805
Total deposits..............................   370,561    345,100    375,688    336,308    259,969    213,933    114,552
Borrowings and notes payable................    33,768      8,979     39,232      9,127     27,364     16,431         --
Total shareholders' equity..................    28,023     26,045     27,372     24,604     19,846     20,071     10,410

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios and Other Data:
Return on average assets(9).................      1.34%      0.91%      0.77%      0.90%      1.14%      0.47%      0.92%
Return on average equity(9).................     20.50      13.82      12.07      14.18      15.61       5.62      11.03
Net interest margin(4)(9)...................      4.58       4.59       4.68       4.70       4.56       4.02       3.86
Efficiency ratio(5).........................     66.69       71.2      79.10      79.78      70.45      82.37      68.40
Asset Quality Ratios(6):
Nonperforming assets to total loans and
  other real estate.........................      0.29%      0.25%      0.20%      0.50%      0.74%      0.55%      0.53%
Net loan (recoveries) charge-offs to average
  loans.....................................      0.02       0.02       0.29       0.22       0.16       0.32      (0.11)
Allowance for loan losses to total loans....      0.77       0.67       0.64       0.66       1.00       1.12       1.26
Allowance for loan losses to nonperforming
  loans(7)..................................    271.10     339.39     334.73     156.80     181.50     305.01     649.19
Capital Ratios(8):
Leverage ratio..............................      6.73%      6.80%      6.49%      6.82%      6.07%      7.15%      6.47%
Average shareholders' equity to average
  total assets..............................      6.54       6.61       6.42       6.33       7.33       8.34       8.12
Tier 1 risk-based capital ratio.............     10.07      10.80      10.16      10.19       9.85      13.80      11.71
Total risk-based capital ratio..............     10.81      11.50      10.80      10.84      10.78      14.79      12.90

---------------

(1) Represents financial information of Premier Bancshares, Inc. only.

(2) Adjusted for a five-for-one stock split effective January 15, 2000.

(3) Calculated by dividing total assets, less total liabilities and goodwill and deposit premiums, by shares outstanding at end of period.

(4) Calculated on a tax-equivalent basis using a 34% federal income tax rate.

(5) Calculated by dividing total noninterest expense, excluding loan loss provisions, by net interest income on a tax equivalent basis plus noninterest income. The interest expense related to debentures issued by Texas United in connection with the issuance by a subsidiary trust of trust preferred securities is treated as interest expense for this calculation. Additionally, taxes are not part of this calculation.

(6) At period end, except for net loan charge-offs to average loans, which is for periods ended at such dates.

(7) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

(8) At period end, except for average shareholders' equity to average total assets, which is for periods ended at such dates.

(9) Annualized for the three months ended March 31, 2002 and 2001.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BRYAN-COLLEGE STATION FHC

     The following table shows financial results actually achieved by Bryan-College Station FHC, organized as of April 1, 1998, and prior to that date, its principal operating subsidiary, First Federal. The annual historical financial amounts should be read in conjunction with Bryan-College Station FHC's consolidated financial statements and the notes to the financial statements which are included elsewhere in this proxy statement-prospectus. The selected financial condition and operations data as of September 30, 2001 and 2000 and for each of the years in the three-year period ended September 30, 2001 is derived from Bryan-College Station FHC's audited consolidated financial statements and related notes included in this proxy statement-prospectus. The selected financial condition and operations data as of September 30, 1999 and 1998 and for the year ended September 30, 1998 is derived from Bryan-College Station FHC's audited consolidated financial statements and related notes which are not included in this proxy statement-prospectus. The selected financial condition and operations data as of and for the year ended September 30, 1997 is derived from First Federal's audited financial statements and related notes. Financial amounts as of and for the six months ended March 31, 2002 and 2001 are unaudited, but management of Bryan-College Station FHC believes such amounts reflect all normal recurring adjustments necessary for a fair presentation of the results of operations and financial position for those periods. You should not assume the results of operations for past periods and for the six months ended March 31, 2002 and 2001 indicate results for any future period.

                                      AS OF AND FOR THE
                                      SIX MONTHS ENDED
                                          MARCH 31,         AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,
                                      -----------------   -----------------------------------------------
                                       2002      2001      2001      2000      1999      1998      1997
                                      -------   -------   -------   -------   -------   -------   -------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:
Total interest income...............  $ 3,110   $ 3,801   $ 7,368   $ 7,763   $ 7,543   $ 6,891   $ 5,597
Total interest expense..............    1,552     1,968     3,824     3,690     3,558     3,417     2,659
                                      -------   -------   -------   -------   -------   -------   -------
  Net interest income...............    1,558     1,833     3,544     4,073     3,985     3,474     2,938
Provision for loan losses...........      125       237       324       254       104        79        25
                                      -------   -------   -------   -------   -------   -------   -------
  Net interest income after
    provision for loan losses.......    1,433     1,596     3,220     3,819     3,881     3,395     2,913
Service charges.....................      397       369       756       713       744       602       585
Gains on sales of loans, mortgage
  servicing rights, mortgage-backed
  securities and investment
  securities........................       32       102       290       243       787       229       148
Loss from operation of foreclosed
  real estate.......................       --        --       (11)      (15)      (17)      (20)      (20)
Other noninterest income............       10        (1)       56       121       269       120        62
Other noninterest expense (operating
  expenses).........................    2,199     2,523     4,928     5,777     5,220     3,870     2,771
                                      -------   -------   -------   -------   -------   -------   -------
  Income (loss) before income
    taxes...........................     (327)     (457)     (617)     (896)      444       456       917
Income tax expense (benefit)........       --      (140)      (84)     (258)      199       164       312
                                      -------   -------   -------   -------   -------   -------   -------
Net income (loss) before cumulative
  effect of a change in accounting
  principle.........................     (327)     (457)     (533)     (638)      245       292       605
Cumulative effect of a change in
  accounting principle..............       --      (140)       --       100        --        --        --
                                      -------   -------   -------   -------   -------   -------   -------
Net income (loss)...................  $  (327)  $  (317)  $  (533)  $  (738)  $   245   $   292   $   605
                                      =======   =======   =======   =======   =======   =======   =======
Dividends on bank preferred stock...  $    --   $    --   $    --   $    --   $    --   $   (44)  $   (87)
                                      =======   =======   =======   =======   =======   =======   =======
Net income available to common
  stockholders......................  $  (327)  $  (317)  $  (533)  $  (738)  $   245   $   248   $   518
                                      =======   =======   =======   =======   =======   =======   =======
SELECTED FINANCIAL CONDITION DATA:
Total assets........................  $82,100   $83,915   $83,571   $84,926   $81,869   $82,634   $75,089
Loans receivable, net(1)............   59,960    64,409    64,212    71,433    70,438    71,994    65,237
Mortgage-backed securities..........      387       469       421       522       692       954     1,150
Investment securities...............    3,504     9,864     9,536         5        --        --        --
Deposits............................   75,629    76,584    76,182    73,686    73,240    73,554    58,808
Debentures..........................    3,629     3,629     3,629     3,629     3,629     3,629        --
Other borrowings....................       --        --        --     3,000        --       800    10,000
Stockholders' equity................      527     1,060       854     1,377     2,115     1,870     4,834

                                      AS OF AND FOR THE
                                      SIX MONTHS ENDED
                                          MARCH 31,         AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,
                                      -----------------   -----------------------------------------------
                                       2002      2001      2001      2000      1999      1998      1997
                                      -------   -------   -------   -------   -------   -------   -------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
Interest rate spread information:
  Average during period(2)(8).......     4.93%     5.82%     4.52%     5.26%     4.84%     4.49%     4.47%
  End of period(3)..................     4.93      5.82      5.38      5.76      5.94      5.10      4.56
Net interest margin for the
  period(4)(8)......................     4.09      4.86      4.65      5.36      5.10       480      4.85
Average interest-earning assets as a
  percentage of average
  interest-bearing liabilities......   102.13    102.38    102.58    102.18    105.67    106.51    108.61
Nonperforming assets to total assets
  at end of period(5)...............     1.31      2.15      2.19      2.22      3.31      1.62      1.71
Total equity to total assets (end of
  period)...........................     0.64      1.26      1.02      1.62      2.58      2.26      6.44
Total equity to assets ratio (ratio
  of average equity to average total
  assets)...........................     0.82      1.52      1.51      2.39      2.48      4.54      7.23
Return on assets (ratio of net
  income to average total
  assets)(8)........................    (0.78)    (0.77)    (0.64)    (0.87)     0.29      0.38      0.94
Return on total equity (ratio of net
  income to average equity)(8)......   (95.47)   (50.40)   (42.12)   (36.53)    11.73      8.40     13.03
Noninterest expenses to average
  total assets(8)...................     5.28      6.09      5.89      6.84      6.19      5.05      4.32
Earnings (loss) per share...........  $ (0.69)  $ (0.67)  $ (1.13)  $ (1.56)  $  0.52   $  0.42(6) $  0.71(6)
Number of deposit accounts..........    9,702     9,481     8,967     9,608    11,087    10,203     8,783
Number of full-service offices(7)...        3         3         3         4         4         3         2

---------------

(1) Including loans held for sale at month end of $2.4 million, $3.5 million, $2.4 million, $3.9 million, $2.5 million, $328,000, and $204,000 at March
    31, 2002 and 2001, September 30, 2001, 2000, 1999, 1998 and 1997,
    respectively.

(2) Represents the difference between the average yield received on interest-earning assets (primarily loans) and the average rate paid on interest-bearing liabilities (primarily deposits).

(3) Represents the weighted average yield on interest-earning assets (primarily loans) at the end of the period minus the weighted average cost of liabilities (primarily deposits) at the end of the period.

(4) Net interest income divided by average interest-earning assets (primarily loans).

(5) Nonperforming assets include loans that are 90 days or more delinquent as well as repossessed assets.

(6) Adjusted to reflect the 2.5 exchange ratio of Bryan-College Station FHC common stock for First Federal common stock.

(7) Includes full-service mortgage lending offices.

(8) Annualized for the six months ended March 31, 2002 and 2001.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma financial information and footnotes thereto as of March 31, 2002 and for the three months ended March 31, 2002 and for the year ended December 31, 2001 are presented to show the impact on the historical financial position and results of operations of Texas United pursuant to the merger. As a result of the merger, Bryan-College Station FHC stockholders will receive 0.29211 shares of Texas United common stock for each share of Bryan-College Station FHC common stock outstanding, with cash paid for fractional share interests.

     The unaudited Pro Forma Combined Balance Sheet reflects the historical position of Bryan-College Station FHC and Texas United at March 31, 2002 with pro forma adjustments based on the assumption that the merger was effective March 31, 2002. The pro forma adjustments are based on the purchase method of accounting. The Unaudited Pro Forma Combined Statements of Earnings assume that the merger was consummated on January 1 of the earliest indicated period. The adjustments are based on information available and certain assumptions that we believe are reasonable. Management has not identified, quantified or evaluated any material restructuring costs at this time.

     The fiscal year ends of Bryan-College Station FHC and Texas United are different. Upon consummation of the merger, the fiscal year end of Texas United will be the fiscal year end of the combined entity. For purposes of the Unaudited Pro Forma Combined Statement of Earnings for the year ended December 31, 2001, Bryan-College Station FHC's statement of earnings for the twelve months ended December 31, 2001 has been combined with Texas United's statement of earnings for the year ended December 31, 2001. Bryan-College Station FHC's statement of earnings for the twelve months ended December 31, 2001 was prepared by management and has not been audited but, in the opinion of management of Bryan-College Station FHC, contains all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results of the interim periods.

     The following information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of Bryan-College Station FHC and Texas United included with this proxy statement-prospectus.

     The unaudited pro forma financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the period presented.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 2002

                                                             BRYAN-COLLEGE    PRO FORMA      PRO FORMA
                                              TEXAS UNITED    STATION FHC    ADJUSTMENTS     COMBINED
                                              ------------   -------------   -----------     ---------
                                                               (DOLLARS IN THOUSANDS)
                                                ASSETS

Cash and due from banks.....................    $ 13,669        $ 2,914       $   (873)(a)   $ 15,710
Federal funds sold..........................          --             --             --             --
Interest-bearing deposits in other financial
  institutions..............................          --         11,185        (10,000)(j)      1,185
                                                --------        -------       --------       --------
          Total cash and cash equivalents...      13,669         14,099        (10,873)        16,895
Securities:
  Available-for-sale securities at fair
     value..................................     114,494          3,504             --        117,998
  Held-to-maturity at cost..................          --            387             (5)(b)        382
                                                --------        -------       --------       --------
          Total securities..................     114,494          3,891             (5)       118,380
Loans:
  Total loans, net..........................     270,104         57,605             --        327,709
  Loans held for sale.......................       3,850          2,355             --          6,205
Premises and equipment, net.................      20,698          1,895          1,000(c)      23,593
Accrued interest receivable.................       2,320            463             --          2,783
Goodwill and deposit premiums...............       6,787             --          1,041(d)       7,828
Other assets................................      10,662          1,792            100(e)      12,554
                                                --------        -------       --------       --------
          Total assets......................    $442,584        $82,100       $ (8,737)      $515,947
                                                ========        =======       ========       ========
                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits
     Noninterest-bearing....................    $ 66,096        $ 9,429       $     --       $ 75,525
     Interest-bearing.......................     304,465         66,200             --        370,665
                                                --------        -------       --------       --------
          Total deposits....................     370,561         75,629             --        446,190
  Federal funds purchased...................      12,767             --        (10,000)(j)      2,767
  Other liabilities.........................       3,232          1,442             --          4,674
  Borrowings................................      21,001          3,629             --         24,630
                                                --------        -------       --------       --------
          Total liabilities.................     407,561         80,700        (10,000)       478,261
Minority interest...........................          --            873           (873)(a)         --
Company obligated mandatorily redeemable
  capital securities of subsidiary trust....       7,000             --             --          7,000
Shareholders' equity:
Common stock................................       2,506              5             (5)(f)
                                                                                   138(g)       2,644
  Additional paid-in capital................      14,173          2,117            352
                                                                                    56(h)      16,698
  Retained earnings (deficit)...............      12,558         (1,605)         1,605(i)      12,558
  Accumulated other comprehensive income
     (loss).................................        (933)            10            (10)(b)       (933)
  Treasury stock............................        (281)            --             --           (281)
                                                --------        -------       --------       --------
          Total shareholders' equity........      28,023            527          2,136         30,686
                                                --------        -------       --------       --------
          Total liabilities and
            shareholders' equity............    $442,584        $82,100       $ (8,737)      $515,947
                                                ========        =======       ========       ========

---------------
(a) This adjustment represents the redemption of the Series A preferred stock of Bryan-College Station FHC's wholly owned subsidiary, First Federal.
(b) This adjustment represents the adjustment of Bryan-College Station FHC's investment securities to market value.
(c) This adjustment represents the write-up of Bryan-College Station FHC's premises and equipment to fair value.
(d) This adjustment represents the recognition of identifiable intangible assets acquired in the merger.
(e) This adjustment re-establishes the deferred tax asset of Bryan-College Station FHC.
(f) This adjustment represents the retirement of Bryan-College Station FHC's common stock.
(g)  This adjustment represents common stock issued in the merger.
(h) This adjustment represents the fair value of Texas United stock options and warrants issued in exchange for outstanding options and warrants of Bryan-College Station FHC.
(i) This adjustment represents the elimination of Bryan-College Station FHC's retained deficit.
(j) This adjustment represents the elimination of intercompany federal funds sold and purchased.

               UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
                       THREE MONTHS ENDED MARCH 31, 2002

                                                               BRYAN-COLLEGE    PRO FORMA    PRO FORMA
                                                TEXAS UNITED    STATION FHC    ADJUSTMENTS   COMBINED
                                                ------------   -------------   -----------   ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME:
  Loans, including fees.......................    $ 5,834         $1,341          $  --       $ 7,175
  Securities..................................      1,469             17             --         1,486
  Federal funds sold and other temporary
     investments..............................         19            120             --           139
                                                  -------         ------          -----       -------
          Total interest income...............      7,322          1,478             --         8,800
INTEREST EXPENSE:
  Deposits....................................      2,237            622             --         2,859
  Federal funds purchased.....................         69             --             --            69
  Borrowings..................................        170            104             --           274
  Company obligated mandatorily redeemable
     capital securities of subsidiary trust...        183             --             --           183
                                                  -------         ------          -----       -------
          Total interest expense..............      2,659            726             --         3,385
                                                  -------         ------          -----       -------
Net interest income...........................      4,663            752             --         5,415
  Provision for loan losses...................        450             35             --           485
                                                  -------         ------          -----       -------
Net interest income after provision for loan
  losses......................................      4,213            717             --         4,930
                                                  -------         ------          -----       -------
NONINTEREST INCOME:
  Service charges.............................      2,188            184             --         2,372
  Other operating income......................        967              3             --           970
                                                  -------         ------          -----       -------
          Total noninterest income............      3,155            187             --         3,342
                                                  -------         ------          -----       -------
NONINTEREST EXPENSE:
  Employee compensation and benefits..........      2,972            417             --         3,389
  Occupancy expense...........................        628            119             10(a)        757
  Other operating expense.....................      1,748            515             27(b)      2,290
                                                  -------         ------          -----       -------
          Total noninterest expense...........      5,348          1,051             37         6,436
                                                  -------         ------          -----       -------
Earnings (loss) before federal income taxes...      2,020           (147)           (37)        1,836
  Provision for federal income taxes..........        554             --            (13)(c)       430
                                                                                   (111)(d)
                                                  -------         ------          -----       -------
          Net earnings........................    $ 1,466         $ (147)         $  87       $ 1,406
                                                  =======         ======          =====       =======
BASIC EARNINGS PER SHARE:
  Net income per share........................    $  0.59         $(0.31)                     $  0.53
  Average shares outstanding (in thousands)...      2,497            471                        2,635
DILUTED EARNINGS PER SHARE:
  Net income per share........................    $  0.56         $(0.31)                     $  0.51
  Average shares outstanding (in thousands)...      2,611            471                        2,749

---------------

(a) This adjustment represents the additional depreciation expense which would have been incurred as a result of writing up premises and equipment of Bryan-College Station FHC.

(b) This adjustment represents amortization of identifiable intangible assets acquired in the merger.

(c) This adjustment represents the federal income tax benefit of the pro forma adjustments at the statutory tax rate.

(d) This adjustment represents the additional tax benefit that would have been received on a combined basis had Texas United utilized Bryan-College Station FHC's taxable loss.

               UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2001

                                                               BRYAN-COLLEGE    PRO FORMA    PRO FORMA
                                                TEXAS UNITED    STATION FHC    ADJUSTMENTS   COMBINED
                                                ------------   -------------   -----------   ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME:
  Loans, including fees.......................    $24,486         $6,534          $  --       $31,020
  Securities..................................      4,935            551             --         5,486
  Federal funds sold and other temporary
     investments..............................        473             --             --           473
                                                  -------         ------          -----       -------
          Total interest income...............     29,894          7,085             --        36,979
INTEREST EXPENSE:
  Deposits....................................     11,490          3,240             --        14,730
  Federal funds purchased.....................        235             --             --           235
  Borrowings..................................        547            437             --           984
  Company obligated mandatorily redeemable
     capital securities of subsidiary trust...        792             --             --           792
                                                  -------         ------          -----       -------
          Total interest expense..............     13,064          3,677             --        16,741
                                                  -------         ------          -----       -------
Net interest income...........................     16,830          3,408             --        20,238
  Provision for loan losses...................        925            303             --         1,228
                                                  -------         ------          -----       -------
Net interest income after provision for loan
  losses......................................     15,905          3,105             --        19,010
                                                  -------         ------          -----       -------
NONINTEREST INCOME:
  Service charges.............................      4,555            775             --         5,330
  Other operating income......................      3,310            343             --         3,653
                                                  -------         ------          -----       -------
          Total noninterest income............      7,865          1,118             --         8,983
                                                  -------         ------          -----       -------
NONINTEREST EXPENSE:
  Employee compensation and benefits..........      9,877          2,056             --        11,933
  Occupancy expense...........................      2,393            585             40(a)      3,018
  Other operating expense.....................      7,491          2,331            104(b)      9,926
                                                  -------         ------          -----       -------
          Total noninterest expense...........     19,761          4,972            144        24,877
                                                  -------         ------          -----       -------
Earnings (loss) before federal income taxes...      4,009           (749)          (144)        3,116
  Provision for federal income taxes..........        785            (76)           (49)(c)
                                                                                   (147)(d)       513
                                                  -------         ------          -----       -------
          Net earnings........................    $ 3,224         $ (673)         $  52       $ 2,603
                                                  =======         ======          =====       =======
BASIC EARNINGS PER SHARE:
  Net income per share........................    $  1.29         $(1.43)                     $  0.99
  Average shares outstanding (in thousands)...      2,495            471                        2,633
DILUTED EARNINGS PER SHARE:
  Net income per share........................    $  1.24         $(1.43)                     $  0.95
  Average shares outstanding (in thousands)...      2,596            471                        2,734

---------------

(a) This adjustment represents the additional depreciation expense which would have been incurred as a result of writing up premises and equipment of Bryan-College Station FHC.

(b) This adjustment represents amortization of identifiable intangible assets acquired in the merger.

(c) This adjustment represents the federal income tax benefit of the pro forma adjustments at the statutory tax rate.

(d) This adjustment represents the additional tax benefit that would have been received on a combined basis had Texas United utilized Bryan-College Station FHC's taxable loss.

SUMMARY OF HISTORICAL AND PRO FORMA PER SHARE SELECTED FINANCIAL DATA

     Set forth below are the net earnings, diluted earnings, cash dividends and book value per common share data for Texas United and Bryan-College Station FHC on a historical basis, on a pro forma combined basis and on a pro forma combined basis per Bryan-College Station FHC equivalent share. Also included are weighted average shares outstanding (diluted), weighted average shares outstanding (basic) and shares outstanding at end of period for Texas United and Bryan-College Station FHC and on a pro forma basis.

     The pro forma data was derived by combining the historical consolidated financial information of Texas United and Bryan-College Station FHC using a purchase method of accounting for business combinations. In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets," which eliminates the requirement to amortize goodwill and requires goodwill to be evaluated annually, or more frequently if impairment indicators arise, for impairment. However, the pro forma data includes the impact of amortizing goodwill since Statement No. 142 was not effective for the year ended December 31, 2001.

     The Bryan-College Station FHC pro forma equivalent share information shows the effect of the merger from the perspective of an owner of Bryan-College Station FHC common stock. The information was computed by multiplying the pro forma information by the exchange ratio of 0.29211.

     You should read the information below together with the historical financial statements and related notes and other information of Bryan-College Station FHC and Texas United included in this proxy statement-prospectus. We expect that Bryan-College Station FHC and Texas United will incur merger and integration charges as a result of combining their companies. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

                                                              AS OF OR FOR THE
                                                                THREE MONTHS     AS OF OR FOR THE
                                                                   ENDED            YEAR ENDED
                                                                 MARCH 31,         DECEMBER 31,
                                                                    2002               2001
                                                              ----------------   ----------------
BASIC EARNINGS (LOSS) PER SHARE
  Texas United..............................................     $     0.59         $     1.29
  Bryan-College Station FHC.................................          (0.31)             (1.43)
  Pro Forma.................................................           0.53               0.99
  Equivalent pro forma per share of Bryan-College Station
     FHC stock..............................................           0.15               0.29

DILUTED EARNINGS (LOSS) PER SHARE
  Texas United..............................................     $     0.56         $     1.24
  Bryan-College Station FHC.................................          (0.31)             (1.43)
  Pro Forma.................................................           0.51               0.95
  Equivalent pro forma per share of Bryan-College Station
     FHC stock..............................................           0.16               0.28

CASH DIVIDENDS PER SHARE
  Texas United..............................................     $     0.10         $     0.36
  Bryan-College Station FHC.................................             --                 --
  Pro Forma.................................................           0.09               0.34
  Equivalent pro forma per share of Bryan-College Station
     FHC stock..............................................           0.03               0.10

                                                              AS OF OR FOR THE
                                                                THREE MONTHS     AS OF OR FOR THE
                                                                   ENDED            YEAR ENDED
                                                                 MARCH 31,         DECEMBER 31,
                                                                    2002               2001
                                                              ----------------   ----------------
BOOK VALUE PER SHARE
  Texas United..............................................     $    11.25         $    11.02
  Bryan-College Station FHC.................................           1.12               1.43
  Pro Forma.................................................          11.68              11.46
  Equivalent pro forma per share of Bryan-College Station
     FHC stock..............................................           3.41               3.35

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (BASIC)
  Texas United..............................................      2,496,985          2,495,162
  Bryan-College Station FHC.................................        471,411            471,411
  Pro Forma.................................................      2,634,688          2,632,865

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (DILUTED)
  Texas United..............................................      2,611,368          2,595,949
  Bryan-College Station FHC.................................        471,411            471,411
  Pro Forma.................................................      2,749,071          2,733,652

NUMBER OF SHARES OF COMMON OUTSTANDING AT END OF PERIOD
  Texas United..............................................      2,490,629          2,483,392
  Bryan-College Station FHC.................................        471,411            471,411
  Pro Forma.................................................      2,628,332          2,621,095

COMPARATIVE STOCK PRICES

     Bryan-College Station FHC's common stock is quoted in the Pink Sheets under the symbol "BCSF." Texas United's common stock is currently not traded or listed on any exchange and there is no active public trading market for such stock, although it is traded infrequently in private transactions about which Texas United's management has little information regarding price. It is a condition to Bryan-College Station FHC's obligation to complete the merger that the shares of Texas United common stock to be issued in the merger be approved for listing on The Nasdaq Stock Market. Texas United has applied for and expects to receive this approval.

     The following table sets forth the assumed market values of Bryan-College Station FHC common stock and Texas United common stock on November 5, 2001, the business day prior to public announcement of the merger agreement and as of the most recent date practicable preceding the date of this proxy statement-prospectus.

                                                          HISTORICAL              EQUIVALENT PRO FORMA
                                               --------------------------------       PER SHARE OF
                                                                 BRYAN-COLLEGE    BRYAN-COLLEGE STATION
                                               TEXAS UNITED(1)   STATION FHC(2)       FHC STOCK(3)
                                               ---------------   --------------   ---------------------
November 5, 2001.............................      $19.00            $5.00                $5.55
June 24, 2002................................       19.00             5.00                 5.55

---------------

(1) The per share value of the Texas United common stock is based on the last known sale price of Texas United common stock as of the applicable date. Because there is no active trading market in the Texas United common stock, there may be transactions about which management has little information regarding price.

(2) The last known sale of Bryan-College Station FHC common stock occurred on May 15, 2001 at $5.00 per share.

(3) Equivalent pro forma market value per share of Bryan-College Station FHC common stock represents the historical market value per share of Texas United common stock multiplied by 0.29211, the exchange ratio under the merger agreement at which each share of Bryan-College Station FHC common stock would have been converted into shares of Texas United common stock if the merger had closed on November 5, 2001 and June 24, 2002, respectively.

                                  RISK FACTORS

     An investment in Texas United's common stock in connection with the merger involves certain risks. In addition to the other information contained in this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

                      RISK FACTORS RELATING TO THE MERGER

TEXAS UNITED MAY HAVE DIFFICULTY COMBINING THE OPERATIONS OF BRYAN-COLLEGE STATION FHC WITH ITS OWN OPERATIONS.

     Because the markets and industries in which Texas United operates are highly competitive, and due to the inherent uncertainties associated with the integration of acquired companies, Texas United may not be able to integrate the operations of Bryan-College Station FHC without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses and possible inconsistencies in standards, controls, procedures and policies. Additionally, in determining that the merger is in the best interests of Texas United and Bryan-College Station FHC, as the case may be, the board of directors of each of Texas United and Bryan-College Station FHC considered that enhanced earnings may result from the consummation of the merger, including from reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, there can be no assurance that any enhanced earnings will result from the merger.

YOU WILL HAVE LESS INFLUENCE AS A STOCKHOLDER OF TEXAS UNITED THAN AS A STOCKHOLDER OF BRYAN-COLLEGE STATION FHC.

     As a Bryan-College Station FHC stockholder, you currently have the right to vote in the election of the board of directors of Bryan-College Station FHC and on other matters affecting Bryan-College Station FHC. The merger will transfer control of Bryan-College Station FHC to the existing shareholders of Texas United. When the merger occurs, you will become a stockholder of Texas United with a percentage ownership much smaller than your percentage ownership of Bryan-College Station FHC. Because of this, you will likely have less influence on the management and policies of Texas United than you now have on the management and policies of Bryan-College Station FHC.

IF THE LOSSES SUSTAINED BY BRYAN-COLLEGE STATION FHC DURING 2001 AND 2000 CONTINUE, TEXAS UNITED'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED.

     For the year ended September 30, 2001, Bryan-College Station FHC sustained a net loss before income tax benefit of $617,000 and a net loss after income tax benefit of $533,000. On a pro forma basis for the year ended December 31, 2001, Texas United's net income would have been reduced from $3.2 million to $2.6 million. For the six months ended March 31, 2002, Bryan-College Station FHC sustained a net loss of $327,000.

     For the year ended September 30, 2000, Bryan-College Station FHC sustained a net loss before income tax benefit and the cumulative effect of a change in accounting principle of $896,000 and a net loss after income tax benefit but before the cumulative effect of a change in accounting principle of $638,000. On a pro forma basis for the year ended December 31, 2000, Texas United's net income would have been reduced from $3.0 million to $2.4 million.

     These losses were primarily due to significant losses associated with repossessed automobiles and an increase in the allowance for loan losses related to its second chance automobile lending program.

     Texas United cannot assure you that it can reverse Bryan-College Station FHC's losses. Should Bryan-College Station continue to be unprofitable during 2002, Texas United's results of operations and financial condition could be adversely affected.

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TEXAS UNITED CANNOT ASSURE YOU AS TO THE LIQUIDITY OF THE TRADING MARKET FOR
TEXAS UNITED COMMON STOCK OR THE PRICE OF TEXAS UNITED COMMON STOCK AFTER THE MERGER.

     The common stock of Bryan-College Station FHC is currently quoted in the Pink Sheets, although the last known sale occurred in May 2001. There currently exists no active trading market for the common stock of Texas United, and trading in the stock historically has been extremely limited and generally confined to privately negotiated transactions. While it is expected that the shares of Texas United common stock will be listed on The Nasdaq Stock Market after the merger, there is no assurance as to how liquid the market for Texas United common stock will be in the foreseeable future.

     In addition, no assurance can be given as to the price at which Texas United common stock will trade following the merger. Any number of factors could affect the post-merger market price of Texas United common stock, including, among other things, changes in the business, operations or prospects of Texas United and general market and economic conditions.

                     RISK FACTORS RELATING TO TEXAS UNITED

TEXAS UNITED'S PROFITABILITY DEPENDS SIGNIFICANTLY ON LOCAL ECONOMIC CONDITIONS.

     Texas United's success depends primarily on the general economic conditions of its geographic market. Unlike larger banks that are more geographically diversified, Texas United provides banking and financial services to customers primarily in the central and south central areas of Texas. The local economic conditions in these areas have a significant impact on Texas United's commercial, real estate and construction loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond the control of Texas United could impact these local economic conditions and could negatively affect the financial results of its banking operations. The current recession in the technology-related industries in the Central Texas area has had a significant adverse impact on a number of companies. While Texas United does not have any significant credit exposure to these companies, the recession in these industries could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect Texas United's profitability.

TEXAS UNITED MAY NOT BE ABLE TO MAINTAIN ITS HISTORICAL GROWTH RATE, WHICH MAY ADVERSELY IMPACT ITS RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     To achieve past levels of growth, Texas United has initiated internal growth programs, completed several acquisitions and opened additional branches. Texas United may not be able to sustain its historical rate of growth or may not even be able to grow at all. Texas United may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions and competition, may impede or prohibit its opening of new branch offices. Further, the inability of Texas United to attract and retain experienced bankers may adversely affect its internal growth. A significant decrease in our historical rate of growth may adversely impact our results of operation and financial condition.

TEXAS UNITED MAY BE UNABLE TO COMPLETE ACQUISITIONS, AND ONCE COMPLETE, MAY NOT BE ABLE TO INTEGRATE ITS ACQUISITIONS SUCCESSFULLY.

     Texas United's growth strategy includes its ability to acquire other financial institutions. Texas United may not be able to complete any future acquisitions and, if completed, Texas United may not be able to successfully integrate the operations, management, products and services of the entities it acquires. Following an acquisition, Texas United must expend substantial managerial, operating, financial and other resources to integrate these entities. Texas United's failure to successfully integrate the entities it acquires into its existing operations may adversely affect its results of operations and financial condition.

TEXAS UNITED'S SMALL TO MEDIUM-SIZED BUSINESS TARGET MARKET MAY HAVE FEWER FINANCIAL RESOURCES TO WEATHER A DOWNTURN IN THE ECONOMY.

     Texas United targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the central and south central Texas area or the other markets in which Texas United operates, its results of operations and financial condition may be adversely affected.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE TEXAS UNITED'S PROFITABILITY. TEXAS UNITED REALIZES INCOME PRIMARILY FROM THE DIFFERENCE BETWEEN INTEREST EARNED ON LOANS AND INVESTMENTS AND THE INTEREST PAID ON DEPOSITS AND BORROWINGS.

     Texas United's earnings are significantly dependent on its net interest income. Texas United expects that it will periodically experience "gaps" in the interest rate sensitivities of its assets and liabilities, meaning that either its interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to Texas United's position, this "gap" will work against it, and its earnings may be negatively affected. Texas United is unable to predict fluctuations of market interest rates, which are affected by the following factors:

     - inflation;

     - recession;

     - a rise in unemployment;

     - the money supply; and

     - international disorder and instability in domestic and foreign financial markets.

     Although Texas United's asset-liability management strategy is designed to control its risk from changes in market interest rates, it may not be able to prevent changes in interest rates from having a material adverse effect on its results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Texas United-Interest Rate Sensitivity and Market Risk" beginning on page 79.

LOSS OF TEXAS UNITED'S SENIOR EXECUTIVE OFFICERS OR OTHER KEY EMPLOYEES COULD IMPAIR THE RELATIONSHIP OF TEXAS UNITED WITH ITS CUSTOMERS AND ADVERSELY AFFECT ITS BUSINESS.

     The success of Texas United is dependent upon the continued service and skills of L. Don Stricklin, Ervan E. Zouzalik, Steve Stapp, Thomas N. Adams and other senior officers. The loss of services of any of these key personnel could have a negative impact on Texas United's business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

IF TEXAS UNITED'S ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO COVER ACTUAL LOAN LOSSES, ITS EARNINGS COULD DECREASE.

     Texas United's loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to assure repayment. Texas United may experience significant loan losses which could have a material adverse effect on its operating results. Management makes various assumptions and judgments about the collectibility of its loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. Texas United maintains an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, Texas United relies on its experience and its evaluation of economic conditions. If Texas United's assumptions prove to be incorrect, its current allowance may not be sufficient to cover future loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Material additions to the allowance could materially decrease net income.

     In addition, federal and state regulators periodically review Texas United's allowance for loan losses and may require it to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of Texas United's management. Any increase in Texas United's loan allowance or loan charge-offs as required by these regulatory agencies could have a material negative effect on its operating results.

THE BUSINESS OF TEXAS UNITED IS DEPENDENT ON TECHNOLOGY AND ITS INABILITY TO INVEST IN TECHNOLOGICAL IMPROVEMENTS MAY ADVERSELY AFFECT ITS RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Texas United's future success will depend in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of Texas United's competitors have substantially greater resources to invest in technological improvements. There can be no assurance that Texas United will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT THE PROFITABILITY OF TEXAS UNITED.

     Texas United faces vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. To a limited extent, Texas United also competes with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than it can. Some of Texas United's nonbank competitors are not subject to the same extensive regulations that govern Texas United. This competition may reduce or limit the margins on Texas United's banking services, reduce its market share and adversely affect its results of operations and financial condition.

TEXAS UNITED OPERATES IN A HIGHLY REGULATED ENVIRONMENT AND MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL AND LOCAL LAWS AND REGULATIONS.

     Texas United is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on Texas United and its subsidiary bank, State Bank, and their respective operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect the powers, authority and operations of Texas United and State Bank, which could have a material adverse effect on Texas United's results of operations and financial condition. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on Texas United.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     We have each made forward-looking statements in this document that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of Texas United after the merger is completed. When we use any of the words "believe," "expect," "anticipate," "estimate," "continue," "intend," "may," "will," "should" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Texas United after the merger and could cause those financial results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include, without limitation:

     - our actual cost savings resulting from the merger are less than we expected, we are unable to realize those cost savings as soon as we expected or we incur additional or unexpected costs;

     - our revenues after the merger are less than we expected;

     - deposit attrition, operating costs, customer loss and business disruption before and after the merger are greater than we expected;

     - competitive factors including product and pricing pressures among financial services organizations may increase;

     - we have more trouble integrating our businesses than we expected;

     - changes in the interest rate environment reduce our interest margins;

     - general business and economic conditions in the markets we serve change or are less favorable than we expected;

     - legislative or regulatory changes adversely affect our business;

     - personal or commercial customers' bankruptcies increase;

     - changes in accounting principles, policies or guidelines;

     - changes occur in the securities markets; and

     - technology-related changes are harder to make or more expensive than we anticipated.

     For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the "Risk Factors" section of this proxy statement-prospectus.

     A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this proxy statement-prospectus. We will not update these statements unless the securities laws require us to do so.

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

                    BRYAN-COLLEGE STATION FHC ANNUAL MEETING

PURPOSE

     This proxy statement-prospectus is furnished in connection with the solicitation of proxies by the board of directors of Bryan-College Station FHC from the stockholders of Bryan-College Station FHC for use at the 2002 annual meeting of stockholders. At the meeting, stockholders will consider and vote upon adoption of the merger agreement and elect directors of Bryan-College Station FHC. A complete copy of the merger agreement is attached to this proxy statement-prospectus as Appendix A.

DATE, PLACE AND TIME OF ANNUAL MEETING

     The 2002 annual meeting of Bryan-College Station FHC's stockholders will be held at 2:00 p.m. local time on Tuesday, July 30, 2002 at the Hilton Hotel, 801 University Drive East, College Station, Texas.

SHARES ENTITLED TO VOTE, QUORUM AND VOTE REQUIRED

     The holders of record of the outstanding Bryan-College Station FHC common stock at the close of business on June 10, 2002 will be entitled to notice of and to vote at the meeting and any adjournment or postponement of the meeting. At the close of business on that date, Bryan-College Station FHC had issued and outstanding and entitled to vote at the meeting 471,411 shares of Bryan-College Station FHC common stock.

     At the annual meeting, Bryan-College Station FHC stockholders will be entitled to one vote for each share of Bryan-College Station FHC common stock owned of record on the record date. The holders of at least one-third of the outstanding shares of Bryan-College Station FHC common stock must be present, either in person or by proxy, to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the issued and outstanding shares of Bryan-College Station FHC common stock is required to adopt the merger agreement. Directors will be elected by a plurality of the votes cast. Accordingly, the ten nominees receiving the highest number of votes cast will be elected. Approval of any other matters that may be properly presented at the meeting will be determined by a majority of the votes cast.

     Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. Votes withheld and broker non-votes with respect to one or more nominees for director will have no effect in the election of directors. The proposal to adopt the merger agreement is a "nondiscretionary" item, meaning that brokerage firms and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement. Accordingly, the Bryan-College Station FHC board of directors encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope. If you hold your shares in street name with a bank or broker, refer to your proxy card to see if you can also vote by telephone or the Internet.

     On the record date, the directors and executive officers of Bryan-College Station FHC, including their immediate family members and affiliates, were entitled to vote 67,007 shares of Bryan-College Station FHC common stock, comprising approximately 14.21% of the outstanding shares of Bryan-College Station FHC common stock. This amount does not include the outstanding options to acquire 13,000 shares of Bryan-College Station FHC common stock held by the directors of Bryan-College Station FHC which the directors have agreed to forfeit upon completion of the merger. Each director has agreed to vote his shares of Bryan-College Station FHC common stock in favor of adoption of the merger agreement. THE BRYAN-COLLEGE STATION FHC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AND THE ELECTION OF THE DIRECTOR NOMINEES NAMED IN THIS PROXY STATEMENT-PROSPECTUS.

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

VOTING AND REVOCATION OF PROXIES

     Proxies, in the form enclosed, which are properly executed by the stockholders and returned to Bryan-College Station FHC and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to adopt the merger agreement and FOR the election as directors of the ten nominees named in this proxy statement-prospectus. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the meeting.

     If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the Bryan-College Station FHC board of directors at any time before it is voted at the annual meeting by:

     - giving written notice to the Secretary of Bryan-College Station FHC;

     - execution of a proxy bearing a later date filed with the Secretary of Bryan-College Station FHC at or before the meeting; or

     - attending and voting in person at the meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Bryan-College Station Federal Holding Company, 2900 Texas Avenue, Bryan, Texas 77027, Attention: Joe Krolczyk, Secretary. If you hold your shares in street name with a bank or broker, you must contact your bank or broker if you wish to revoke your proxy.

SOLICITATION OF PROXIES; EXPENSES

     In connection with the 2002 annual meeting, this proxy solicitation is made by the Bryan-College Station FHC board of directors. Bryan-College Station FHC is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement-prospectus. Proxies will be solicited through the mail. Additionally, directors, officers and regular employees of Bryan-College Station FHC and its subsidiaries intend to solicit proxies personally or by telephone or other means of communication. These directors, officers and employees will not be additionally compensated. Bryan-College Station FHC will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

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                                   PROPOSAL I

                        ADOPTION OF THE MERGER AGREEMENT

     The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the merger agreement. A copy of the merger agreement is included as Appendix A and is incorporated herein by reference. You are urged to read the merger agreement and other Appendices in their entirety.

TERMS OF THE MERGER

     The merger agreement provides for the acquisition of Bryan-College Station FHC by Texas United through the merger of a subsidiary of Texas United with Bryan-College Station FHC. Specifically, Texas United Acquiring Corp., a newly formed wholly owned subsidiary of Texas United, will merge with and into Bryan-College Station FHC. Bryan-College Station FHC will survive the merger as a wholly owned subsidiary of Texas United. At the effective time of the merger, each outstanding share of Bryan-College Station FHC common stock (other than shares held by holders who perfect dissenters' rights of appraisal) will be converted into 0.29211 shares of Texas United common stock, with cash paid in lieu of fractional share interests. Based on the last reported sale price of Texas United common stock as of June 24, 2002 of $19.00 per share, the implied per share value of the consideration to be received by Bryan-College Station FHC stockholders is $5.55. Based on this exchange ratio and the 471,411 shares of Bryan-College Station FHC common stock outstanding as of the date of this proxy statement-prospectus, Texas United will, in the aggregate, issue up to 137,703 shares of its common stock in the merger. As a result, Bryan-College Station FHC stockholders will own 5.2% of the outstanding shares of Texas United after the merger.

     In addition, as of the date of this proxy statement-prospectus, options to acquire 14,250 shares of Bryan-College Station FHC common stock and warrants to acquire 32,661 shares are exercisable. If these options and warrants are exercised prior to completion of the merger and assuming no adjustment to the exchange ratio, Texas United must issue 0.29211 additional shares of Texas United common stock for each additional share of Bryan-College Station FHC common stock issued pursuant to the exercise of such options and warrants. If the options and warrants to acquire all 46,911 shares are exercised, Texas United would be required to issue an additional 13,703 shares of Texas United common stock upon completion of the merger. As an inducement to Texas United's entering into the merger agreement, each director of Bryan-College Station FHC executed an agreement providing for the cancellation of his Bryan-College Station FHC stock options upon completion of the merger. These options are not included in the group of options to purchase 14,250 shares described above.

     As noted above, Texas United will not issue any certificates for fractional shares of Texas United common stock in connection with the merger but will instead pay cash. The amount of cash will be determined by multiplying the fractional share interest by $19.00.

     It is expected that after the merger of Bryan-College Station FHC with Texas United Acquiring Corp., Bryan-College Station FHC will merge with and into Texas United Nevada, Inc., with Texas United Nevada, Inc. as the surviving entity. In addition, First Federal Savings Bank, Bryan-College Station FHC's subsidiary, will merge with and into State Bank, Texas United's subsidiary, with State Bank as the surviving institution. The merger of the banks will not occur until Texas United has caused First Federal to redeem all 87,263 of First Federal's outstanding shares of Series A preferred stock. Texas United will provide First Federal with sufficient funds to cover the redemption of all shares. Based on the redemption price of $10.00 per share, it is expected that the redemption will require an aggregate expenditure by First Federal (fully funded by Texas United) of up to approximately $873,000.

     We expect to complete the merger as soon as practicable following the receipt of all necessary regulatory approvals, the approval of Bryan-College Station FHC stockholders and the satisfaction of all conditions to the consummation of the merger.

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

EFFECT OF THE MERGER ON BRYAN-COLLEGE STATION FHC STOCK OPTIONS AND WARRANTS

     Pursuant to the merger agreement, any options and warrants to purchase shares of Bryan-College Station FHC common stock that are outstanding immediately prior to the completion of the merger (other than options held by directors of Bryan-College Station FHC) will be converted into options or warrants, as the case may be, to purchase shares of Texas United common stock. The number of shares of Bryan-College Station FHC common stock covered by outstanding options and warrants will be converted into a number of shares of Texas United common stock on the same basis that shares of Bryan-College Station FHC common stock will be converted into shares of Texas United common stock. The exercise price of the outstanding options and warrants will also be adjusted based on the exchange ratio.

     As of the date of this proxy statement-prospectus, there were options outstanding to purchase 14,250 shares of Bryan-College Station FHC common stock at an exercise price of $8.00 per share. If the same number of options is outstanding upon completion of the merger, the Bryan-College Station FHC stock options will be converted into options to acquire 4,162 shares of Texas United common stock at an exercise price of $27.39 per share. Each converted option will otherwise remain subject to the terms of the plan and the agreement under which it was granted. The 13,000 options held by the directors of Bryan-College Station FHC which will be forfeited upon completion of the merger are not included in the group of options to purchase 14,250 shares described above.

     As of June 24, 2002, there were warrants outstanding to purchase 32,661 shares of Bryan-College Station FHC common stock at an exercise price of $12.50 per share. If the same number of warrants is outstanding upon completion of the merger, the warrants will be converted into warrants to acquire 9,540 shares of Texas United common stock at an exercise price of $42.79. Each converted warrant will otherwise remain subject to the terms of the warrant certificate representing such warrants.

BACKGROUND OF THE MERGER

     The Bryan-College Station FHC business strategy has long been to provide its customers with the quick response and services of a community bank. Throughout most of its operating history, Bryan-College Station FHC believed this strategy could best be effected by remaining an independent entity while its local competitors were acquired by larger regional banks.

     During the second quarter of 2000, however, First Federal realized significant losses associated with repossessed automobiles and an increase in the allowance for loan losses related to its second chance automobile lending program. At this time, after consultation with its banking regulator, the Office of Thrift Supervision (OTS), First Federal discontinued the second chance automobile lending program, First Federal's President resigned and the OTS formally designated First Federal to be in "troubled condition" and a "problem association." The board of Bryan-College Station FHC hired an interim President and assessed Bryan-College Station FHC's operational and financial difficulties.

     On September 22, 2000, First Federal entered into a supervisory agreement with the OTS. The supervisory agreement required First Federal to submit a written business plan by September 30, 2000, subject to the approval of the OTS, that covered the overall operation of First Federal and set forth (1) First Federal's plans to achieve "well capitalized" status by March 31, 2001; (2) a contingent capital plan to increase capital to avoid undercapitalization; (3) strategies to reduce noninterest expenses, especially general and administrative expenses; (4) the development of profitable lines of business; and (5) strategies for enhancing the viability of the North Bryan branch. As the board of directors analyzed the developing market and the financial condition of Bryan-College Station FHC in trying to respond to the requirements of the supervisory agreement, several factors came to light. The Bryan-College Station FHC board realized that additional capital would be required to achieve "well capitalized" status by March 31, 2001, to permit refinancing of the $3.6 million of Bryan-College Station FHC 11 1/2% debentures due in March 2003 and to provide the necessary time to develop new profitable lines of business. Based on historical and pro forma financial data, the lack of current profitability, a deteriorating capital position and inquiries by management to financial advisors, the board determined that the likelihood of success in raising additional capital or refinancing the debentures was minimal. As a result, the board of Bryan-College Station FHC decided in October 2000 to explore ways to enhance stockholder value, including a possible sale of Bryan-College Station FHC. In November 2000, Hoefer & Arnett was formally engaged to act as Bryan-College Station FHC's financial advisor in connection with this process.

     Soon after its engagement, Hoefer & Arnett began contacting 22 financial institutions to solicit indications of possible interest in a business combination with Bryan-College Station FHC. From November 2000 through September 2001, 22 financial institutions were contacted, six of which, including Texas United, expressed a potential interest in a possible transaction with Bryan-College Station FHC. Subsequent to the due diligence examinations conducted by each of these six financial institutions, the first of which began in November 2000 and the last of which ended in August 2001, no agreement could be reached with any party, primarily because of their concerns with the dollar amount and loss experience incurred on the second chance automobile loan portfolio and repossessed automobiles. As a result, after the last of these six financial institutions advised Bryan-College Station FHC that it did not wish to proceed, the board of directors of Bryan-College Station FHC decided in September 2001 to discontinue the active search for a merger partner and plan to build stockholder value by enhancing First Federal's retail deposit franchise and loan origination platform.

     At this time, at the suggestion of Hoefer & Arnett, L. Don Stricklin, President and Chief Executive Officer of Texas United, telephoned Gary Snoe, Chairman of the Board of Bryan-College Station FHC, and indicated a renewed interest in a potential business combination. Texas United's renewed interest was based primarily on the improvement in Bryan-College-Station FHC's asset quality since November 2000 and the price range that Bryan-College Station FHC indicated that it would be willing to consider. Mr. Stricklin and Mr. Snoe met in September 2001, and discussed the current status of the second chance automobile loan portfolio and a possible strategic transaction, including preliminary terms of an agreement and the amount and type of consideration to be paid to stockholders of Bryan-College Station FHC. Pursuant to this discussion, Texas United submitted a letter of intent on October 5, 2001.

     During October 2001, Bryan-College Station FHC and Texas United and their respective legal advisors engaged in negotiations relating to definitive transaction agreements and each institution performed due diligence on the other. Hoefer & Arnett assisted Bryan-College Station FHC's management in conducting its due diligence investigation of Texas United. On November 5, 2001, the Bryan-College Station FHC's board held a special meeting to consider the due diligence findings of Bryan-College Station FHC management and Hoefer & Arnett and the negotiated terms of the definitive merger agreement. After discussing the due diligence results, the board concluded that the business, financial condition, results of operations and prospects of Texas United were much stronger than those of Bryan-College Station FHC, especially in light of Bryan-College Station FHC's earnings prospects and weak capital position. In addressing the terms of the definitive agreement, the directors recognized and understood that the exchange ratio then proposed of 0.31579 was subject to reduction in the event Bryan-College Station FHC's total equity capital as of the closing date, with adjustments, was below $800,000. The directors discussed the likelihood that this event would occur and the extent to which, if at all, the total equity capital was likely to be below $800,000 as well as the resultant impact on the exchange ratio and the per share value to be received by Bryan-College Station FHC stockholders. The directors also discussed and understood the fact that they would be each required to sign an agreement providing for the forfeiture of their Bryan-College Station FHC stock options upon the completion of the merger, something each was prepared to do based on the terms of the definitive agreement as proposed. After extensive discussion, it was determined that a business combination with Texas United would provide better stockholder value than continuing as an independent banking organization. The stock currency of Texas United was considered attractive with the potential for both short term and long term growth opportunity. Based primarily on an extensive discussion of the terms of the agreement, of the financial condition and valuation for Bryan-College Station FHC and of the fairness opinion given by Hoefer & Arnett on November 5, 2001, the Bryan-College Station FHC board of directors determined that the transaction with Texas United, under the terms of the definitive agreement as proposed, was in the best interests of both Bryan-College Station FHC and its stockholders. As a result, the board of directors of Bryan-College Station FHC authorized the execution and delivery of the merger agreement.

     In early April 2002, Mr. Stricklin and Mr. Snoe met at Mr. Stricklin's request to discuss the significant reduction in Bryan-College Station FHC's earnings since the execution of the merger agreement in November 2001. From September 30, 2001 to March 31, 2002, Bryan-College Station FHC had incurred a net loss of $327,000. The decrease in earnings was primarily attributable to a reduction in net interest income and the loan loss provision and repossession expenses relating to the second chance automobile lending program. Mr. Stricklin indicated that he was most concerned about the reduction in net interest income.

     The primary cause of the reduction in net interest income was loan repayments exceeding loan originations as loan originations had declined since September 30, 2001. Bryan-College Station FHC's ability to originate loans was affected by the departure, immediately prior to the time the merger agreement was executed, of a majority of First Federal's lending personnel. First Federal has been unable to hire qualified replacements, as potential hires are deterred by concerns that their employment may be terminated following the merger. Since funds received from loan repayments were reinvested in lower-yielding, short-term instruments rather than new higher-yielding loans, net interest income was adversely affected.

     Mr. Stricklin told Mr. Snoe that he believed the reduction in Bryan-College Station FHC's earnings, as well as the events which caused the reduction, could be construed as a material adverse change in Bryan-College Station FHC since September 30, 2001, giving Texas United the right to terminate the merger agreement. Mr. Stricklin and Mr. Snoe also discussed Bryan-College Station FHC's equity capital. Mr. Stricklin informed Mr. Snoe that Texas United had not intended that the reserve for loan losses be included in calculation of Bryan-College Station FHC's required equity capital at closing. In Texas United's view, Bryan-College Station FHC's total equity capital at March 31, 2002 was below $800,000, which, if this was the case at closing, would result in a reduction in the exchange ratio.

     At a special meeting of the Bryan-College Station FHC board on April 10, 2002, Mr. Snoe reported his discussions with Mr. Stricklin to the board. The board recognized the possibility Texas United could seek to terminate the merger agreement, which the board believed would not be in the best interests of Bryan-College Station FHC stockholders. The board authorized Mr. Snoe to begin negotiating with Texas United a reduction in the exchange ratio in return for Texas United not terminating the merger agreement.

     Subsequent to the April 10, 2002 Bryan-College Station FHC board meeting, Mr. Snoe held discussions with Mr. Stricklin regarding a new exchange ratio. Mr. Stricklin indicated to Mr. Snoe that Texas United was prepared to agree to a reduction in the exchange ratio that, based on a Texas United Stock price of $19.00 per share, would result in a per share value to Bryan-College Station FHC stockholders of $5.55 per share. He added that Texas United would also agree that the revised exchange ratio would not be, as was the original exchange ratio, subject to reduction based upon Bryan-College Station FHC's total equity capital at closing.

     At a regular meeting of the Bryan-College Station FHC board held on April 24, 2002, Mr. Snoe informed the board of Texas United's proposal. The board noted that, based upon computations performed by Bryan-College Station FHC's management, if reserves for loan losses were included in the calculation of total equity capital there would be no reduction in the exchange ratio, based upon Bryan-College Station FHC's total equity capital at March 31, 2002; however, if reserves for loan losses were excluded from the calculation of total equity capital, as suggested by Texas United, under the merger agreement the value per share to be received by Bryan-College Station FHC stockholders would be reduced from $6.00 to $4.80. Although the board disagreed with Texas United's interpretation of the manner in which total equity capital should be calculated, the board believed that arguably a material adverse change had occurred which could permit Texas United to terminate the merger agreement. After much discussion, the Bryan-College Station FHC board approved the terms of the amendment as proposed by Texas United, subject to the receipt of an updated fairness opinion from Hoefer & Arnett that the terms of the amended merger agreement were fair to Bryan-College Station FHC stockholders.

     On May 1, 2002, after Bryan-College Station FHC had received the updated fairness opinion from Hoefer & Arnett, the parties executed an amendment and restatement of the merger agreement with a fixed exchange ratio of 0.29211, resulting in an imputed per share value of $5.55 for Bryan-College Station FHC stockholders based on a Texas United stock price of $19.00 per share. In addition, Texas United's right to terminate the merger agreement based on the level of Bryan-College Station FHC's total equity capital at closing was eliminated and its right to terminate for a material adverse change in Bryan-College Station FHC was limited to a material adverse change occurring after March 31, 2002 instead of September 30, 2001 as originally stated.

REASONS OF BRYAN-COLLEGE STATION FHC FOR THE MERGER; RECOMMENDATION OF THE BRYAN-COLLEGE STATION FHC BOARD

     The terms of the merger agreement, including the consideration to be paid to Bryan-College Station FHC's stockholders, were the result of arm's-length negotiations between representatives of Texas United and Bryan-College Station FHC. In the course of reaching its determination to initially approve the merger agreement and the amendment to the merger agreement and recommend the merger agreement as amended to the stockholders of Bryan-College Station FHC, the Bryan-College Station FHC board of directors considered a number of factors, including the following:

     - The Bryan-College Station FHC board's familiarity with and review of Bryan-College Station FHC's business, financial condition, result of operations and prospects. In particular, the board noted the continued reduction in Bryan-College Station FHC's stockholders' equity, from $1,377,000 at September 30, 2000 to $527,000 at March 31, 2002. The board also recognized that First Federal Savings Bank had been unable to become "well capitalized" by March 31, 2001, as was the objective of First Federal Savings Bank's business plan submitted to the Office of Thrift Supervision in September 2000, and that the possibility of significantly improving Bryan-College Station FHC's capitalization in the foreseeable future was remote. In addition, the board considered the fact that Bryan-College Station FHC had posted net losses for two consecutive years and believed the near-term prospects of developing more profitable lines of business were not good.

     - The business, financial condition, results of operations and prospects of Texas United. The board took into account the results of Bryan-College Station FHC's due diligence review of Texas United, performed by Bryan-College Station FHC management and with assistance from Hoefer & Arnett. In particular, the board noted Texas United's much stronger capital position, earnings history and prospects compared with Bryan-College Station FHC.

     - The financial and valuation analyses prepared by Hoefer & Arnett, as well as its opinion that the terms of the merger are fair from a financial point of view to Bryan-College Station FHC stockholders. See " --Opinion of Bryan-College Station FHC's Financial Advisor."

     - The financial terms of the merger, including the exchange ratio of 0.29211, which, based on a Texas United stock price of $19.00 per share, would result in a per share value of the consideration to be received by Bryan-College Station FHC stockholders of $5.55. The board noted that this $5.55 per share value represents 4.96 times the stated book value per share of Bryan-College Station FHC at March 31, 2002. The board also noted that this value represented a premium of 11.0% over the last reported sale price of Bryan-College Station FHC common stock prior to public announcement of the merger agreement.

     - The prospects of positive long-term performance of Texas United common stock. The Bryan-College Station FHC board noted that Texas United common stock was expected to be listed on The Nasdaq Stock Market, which the board believed might provide improved liquidity and other trading conditions as compared with those existing in the market for Bryan-College Station FHC common stock, which is quoted in the Pink Sheets. The board also observed that Texas United would have a much greater market capitalization after the merger than Bryan-College Station FHC, which also might result in improved liquidity and greater trading volume. The board believed that these potential benefits of receiving Texas United common stock as the merger consideration outweighed the risks inherent in such consideration, such as the fact that Texas United will first become a publicly held company upon completion of the merger and that there can be no assurance as to the performance of Texas United common stock.

     - The Bryan-College Station FHC board's knowledge, analysis and appreciation of the challenges inherent in the current environment in the financial services industry, including continued consolidation, evolving trends in technology and increasing competition.

     - The fact that, as an institution with under $100 million in assets competing in a market area containing multiple institutions much greater in asset size and with far more resources, First Federal Savings Bank would find it increasingly difficult to provide potential customers with innovative products and services that First Federal's competitors can provide more efficiently. By merging with Texas United, which had total consolidated assets of $453.6 million at December 31, 2001, the Bryan-College Station FHC board believed that the combined institution would be able to compete much more effectively than First Federal Savings Bank as an independent institution.

     - The much broader market area in which Texas United operates compared with Bryan College Station FHC. The Bryan-College Station FHC board observed that Texas United has 14 banking locations spanning ten counties, compared with Bryan-College Station FHC's three banking offices in a single county. The Bryan-College Station FHC board believed that the diverse nature of the local economies served by Texas United provides a varied customer base which allows Texas United to spread its lending risk throughout a number of different industries.

     - The strategic fit between the parties, the enhanced opportunities for operating efficiencies that could result from the merger and the respective contributions the parties would bring to a combined institution.

     - The anticipated effect of the merger on Texas United as the resulting entity, including, but not limited to, a significantly enhanced banking platform for future growth and expansion in the Bryan-College Station metropolitan area.

     - The treatment of the merger as a tax-free exchange of Bryan-College Station FHC common stock for Texas United common stock for federal income tax purposes.

     - The nature and compatibility of Texas United's management and business philosophy. The Bryan-College Station FHC board noted in particular Texas United's community bank philosophy and strategy of expansion through a combination of internal growth, acquisition and the opening of new banking locations.

     - The Bryan-College Station FHC board's belief that the merger presents manageable execution risk in view of the relatively similar markets and customer demographics served by First Federal and State Bank, the similar business lines and business cultures of the two companies and the prior experience of Texas United in integrating acquired entities.

     - The anticipated impact of the merger on employees, customers and communities serviced by Bryan-College Station FHC. In this regard, the Bryan-College Station FHC board noted that no layoffs of First Federal employees following the merger were expected and that the existing offices of First Federal would continue in operation after the merger as branch offices of State Bank.

     - The likelihood that the merger will be approved by the appropriate regulatory authorities.

     - The fact that some of Bryan-College Station FHC's officers have financial interests in the merger that are in addition to their interests as Bryan-College Station FHC stockholders. See "-- Financial Interests of Bryan-College Station FHC Directors and Officers in the Merger."

     This discussion of the information and factors considered by the Bryan-College Station FHC board of directors is not intended to be exhaustive, but it includes all material factors considered by the Bryan-College Station FHC board. In reaching its determination to approve and recommend the merger, the Bryan-College Station FHC board of directors did not assign any relative or specific weights to those factors, and individual directors may have given differing weights to different factors. The Bryan-College Station FHC board of directors is unanimous in its recommendation that you vote for adoption of the merger agreement.

REASONS OF TEXAS UNITED FOR THE MERGER

     As part of Texas United's growth strategy, Texas United routinely evaluates opportunities to acquire financial institutions and their holding companies. The acquisition of Bryan-College Station FHC is consistent with Texas United's expansion strategy. Texas United's board of directors reviewed the business, financial condition, results of operation and prospects for Bryan-College Station FHC, the market condition of the Bryan-College Station area, the compatability of the management team of Bryan-College Station FHC with that of Texas United and the proposed financial terms of the merger. In addition, management of Texas United believes that the acquisition of three new banking locations and approximately 9,700 new customer accounts will expand Texas United's geographic presence in the central and south central areas of Texas and provide opportunities for future growth. Texas United's board of directors also considered the financial condition and valuation for both Bryan-College Station FHC and Texas United, the tax-free nature of the exchange of Bryan-College Station FHC common stock for shares of Texas United common stock as well as the financial and other effects the merger would have on Texas United's stockholders.

     While management of Texas United believes that revenue opportunities will be achieved and cost savings will be obtained following the merger based on its experience and perception that financial institution mergers generally create efficiencies in terms of the combination of back office operations and the elimination of duplicate general and administrative expenses, Texas United has not quantified the amount of enhancements or cost savings.

     In view of the variety of factors considered in connection with its evaluation of the merger, the Texas United board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to the factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Texas United board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Texas United's management.

OPINION OF BRYAN-COLLEGE STATION FHC'S FINANCIAL ADVISOR

     The fairness opinion of Bryan-College Station FHC's financial advisor, Hoefer & Arnett, Incorporated is described below. The description contains projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of Texas United and Bryan-College Station FHC. Hoefer & Arnett has reviewed and consented to the following description relating to its opinion. You should not rely on any of these statements as having been made or adopted by Texas United or Bryan-College Station FHC.

     Bryan-College Station FHC's board of directors retained Hoefer & Arnett, Incorporated as its financial advisor in connection with its consideration of strategic alternatives to maximize stockholder value because Hoefer & Arnett is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with Bryan-College Station FHC and its business. The firm is a member of the National Association of Securities Dealers (NASD) with direct access to inter-dealer markets in NASD Automated Quotation (NASDAQ) and Over-the-Counter (OTC) securities, and makes markets in securities under its symbol HOFR. As part of its investment banking activities, Hoefer & Arnett is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In April 1998, Hoefer & Arnett acted as Bryan-College Station FHC's underwriter in the offering of $3,629,000 in subordinated debentures. In connection with this underwriting, Bryan-College Station FHC allowed Hoefer & Arnett a selling commission of $252,630. Hoefer & Arnett has previously provided financial advisory services to Texas United, most recently in May 2000. The fees for such services were $5,000.

     At a meeting of Bryan-College Station FHC's board of directors on November 5, 2001, Hoefer & Arnett rendered to Bryan-College Station FHC's board of directors a verbal and written opinion that, as of such date, and subject to various assumptions and matters considered, the terms of the proposed merger of Bryan-College Station FHC with Texas United were fair to the holders of common shares of Bryan-College Station

FHC from a financial point of view. Hoefer & Arnett confirmed and updated its November 5, 2001 written opinion to Bryan-College Station FHC's board of directors by delivery of an updated written opinion on May 1, 2002, the date of execution of the amended and restated merger agreement, that based upon and subject to various assumptions, matters considered and limitations described therein, the revised terms of the proposed merger of Bryan-College Station FHC with and into Texas United are fair to the holders of Bryan-College Station FHC common stock from a financial point of view. Hoefer & Arnett subsequently confirmed its May 1, 2002 written opinion by delivery of an updated opinion dated the date of this proxy statement-prospectus.

     The full text of the Hoefer & Arnett fairness opinion as of the date of this proxy statement-prospectus describes the procedures followed, assumptions made, matters considered and limits on the review undertaken, and is attached as Appendix B to this proxy statement-prospectus. Bryan-College Station FHC's stockholders are urged to read the Hoefer & Arnett opinion in its entirety.

     No limitations were imposed by Bryan-College Station FHC's board of directors upon Hoefer & Arnett with respect to the investigations made or procedures followed in rendering its opinion. Hoefer & Arnett's fairness opinion is based on the financial analysis described below. Hoefer & Arnett's fairness opinion is for the use and benefit of Bryan-College Station FHC's board of directors in connection with its consideration of the proposed transaction. Hoefer & Arnett's fairness opinion is not intended to be and does not constitute a recommendation to any Bryan-College Station FHC stockholder as to how such stockholder should vote with respect to the proposed transaction. Hoefer & Arnett's fairness opinion does not address Bryan-College Station FHC's underlying business decision to proceed with the proposed transaction.

     In arriving at its opinion, Hoefer & Arnett reviewed and analyzed, among other things, the following information. This discussion of the documents and information reviewed and analyzed by Hoefer & Arnett is not intended to be exhaustive, but it includes all material documents, studies, analyses, investigations and information reviewed and considered by Hoefer & Arnett.

     - the merger agreement;

     - annual reports on Form 10-KSB of Bryan-College Station FHC for the years ended September 30, 1999, September 30, 2000 and September 30, 2001, quarterly reports on Form 10-QSB for the quarters ended June 30, 2000, December 31, 2000, March 31, 2001, June 30, 2001 and December 31, 2001,
       and internal financial statements as of March 31, 2002;

     - audited financial statements for Texas United for the years ended December 31, 1999, December 31, 2000 and December 31, 2001, quarterly reports on Form FRY-9C filed with the Federal Reserve for the quarters ended June 30, 2000, September 30, 2000, December 31, 2000, March 31, 2001, June 30, 2001, September 30, 2001 and December 31, 2001 and internal financial statements as of March 31, 2002;

     - financial analyses for Bryan-College Station FHC prepared by management;

     - discussions held by Hoefer & Arnett with senior management of Bryan-College Station FHC and Texas United concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations;

     - certain other publicly available financial and other information concerning Bryan-College Station FHC and Texas United;

     - the nature and financial terms of certain other merger and acquisition transactions involving banks and bank holding companies; and

     - the information obtained from other financial studies, analyses and investigations that Hoefer & Arnett deemed appropriate to conduct for purposes of its opinion. The results of all of the material financial studies, analyses and investigations have been disclosed.

     In conducting its review and in arriving at its opinion, Hoefer & Arnett relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Hoefer & Arnett relied upon the management of Bryan-College Station FHC as to the reasonableness of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to it, and Hoefer & Arnett assumed that such forecasts and projections reflect the best currently available estimates and judgments of Bryan-College Station FHC management. Hoefer & Arnett also assumed, without independent verification, that the aggregate allowance for loan losses set forth in the financial statements of Bryan-College Station FHC and Texas United is adequate to cover such losses. Hoefer & Arnett did not make or obtain any evaluations or appraisals of the properties of Bryan-College Station FHC or Texas United, nor did it examine any individual loan credit files. For purposes of its opinion, Hoefer & Arnett assumed that the reorganization would have the tax, accounting and legal effects described in the merger agreement. Hoefer & Arnett's opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of shares of Bryan-College Station FHC common stock with respect to the terms of the proposed merger of Bryan-College Station FHC and Texas United.

     As a matter of policy, Bryan-College Station FHC does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Hoefer & Arnett in connection with its analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of Bryan-College Station FHC, including without limitation to, the general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

     In arriving at its opinion, Hoefer & Arnett considered the information set forth below, which includes all material factors considered:

     - the historical and current financial position and results of operations of Bryan-College Station FHC and Texas United, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, noninterest income, noninterest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on stockholders' equity, capitalization, the amount and type of nonperforming assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Bryan-College Station FHC and Texas United;

     - the assets and liabilities of Bryan-College Station FHC and Texas United, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and

     - Hoefer & Arnett's assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally.

     The opinion expressed by Hoefer & Arnett was based upon market, economic and other relevant considerations as they existed and have been evaluated as of the date of the opinion and the information made available to it through that date. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Bryan-College Station FHC or Texas United could materially affect the assumptions used in preparing the opinion.

     In connection with rendering its opinion to Bryan-College Station FHC's board of directors, Hoefer & Arnett performed a variety of financial analyses that are summarized below. Hoefer & Arnett believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Hoefer & Arnett made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Bryan-College Station FHC and Texas United. Any estimates contained in Hoefer & Arnett's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Except as described below, none of the financial analyses performed by Hoefer & Arnett was assigned a greater significance by Hoefer & Arnett than any other.

     The following is a summary of the material financial analyses performed by Hoefer & Arnett in connection with providing its opinion. The summary of financial analyses includes information presented in tabular format, which should be read together with the text that accompanies those tables.

          Summary of Proposal. Hoefer & Arnett reviewed the terms of the proposed merger as described in the merger agreement. Pursuant to the merger agreement and subject to the terms and conditions therein, all of the outstanding shares of the Bryan-College Station FHC common stock will be converted into the right to receive an aggregate of 137,703 shares of Texas United common stock. This assumes that none of the outstanding options and warrants to purchase Bryan-College Station FHC common stock are exercised prior to the merger.

          Based on 471,411 common shares outstanding at Bryan-College Station FHC, the issuance of 137,703 shares of Texas United common stock and a price of $19.00 per share for Texas United common stock, each Bryan-College Station FHC stockholder will be entitled to receive 0.29211 shares of Texas United common stock. The total transaction value equals $2,616,357 or $5.55 per share.

Transaction Summary
Texas United Stock Price....................................  $ 19.00
Exchange Ratio..............................................  0.29211
Implied Purchase Price Per Share............................  $  5.55
Price to March 31, 2002 Bryan-College Station FHC Book
  Value.....................................................     4.96x
Price to 2001 Bryan-College Station FHC Earnings............      N/M
Price to Estimated 2002 Bryan-College Station FHC
  Earnings..................................................      N/M

     The following table summarizes the implied per share equity value for Bryan-College Station FHC derived from the analyses indicated, each of which is described in greater detail below:

                                                              IMPLIED VALUE
                                                              PER SHARE FOR
                                                              BRYAN-COLLEGE
                   VALUATION METHODOLOGY                       STATION FHC
                   ---------------------                      -------------
Implied Transaction Value...................................   $      5.55
Selected Transaction Analysis...............................   $ 0.88-2.41
Present Value Analysis......................................   $      2.06
Discounted Cash Flow Analysis...............................   $ 1.67-5.96

          Analysis of Selected Thrift Merger Transactions. Hoefer & Arnett reviewed information relating to selected thrift mergers and acquisitions announced between January 1, 2001 and April 25, 2002 in which the acquired thrift organization had total assets under $100 million (the "Selected Transactions"). Hoefer & Arnett compared financial performance ratios at Bryan-College Station FHC with financial performance ratios of the thrift organizations making up the Selected Transactions and compared the pricing multiples to be paid for Bryan-College Station FHC with those paid in the Selected Transactions. This data was obtained from SNL Securities.

     The following table compares selected performance and financial ratios of Bryan-College Station FHC at March 31, 2002 with the median ratios for the Selected Transactions:

                                                             BRYAN-COLLEGE          SELECTED
                                                              STATION FHC         TRANSACTIONS
                                                             -------------        -------------
Total Assets...............................................  $82.1 million        $42.4 million
Return on Assets...........................................          (0.78)%               0.36%
Return on Equity...........................................         (94.47)%               3.38%
Equity to Assets...........................................           0.82%               10.14%
Nonperforming Assets to Assets.............................           0.31%                0.37%

          On the basis of the pricing multiples for the Selected Transactions, Hoefer & Arnett calculated a range of purchase prices as a multiple of book value and earnings. The chart below shows the low, high and median for the Selected Transactions and the resulting price range for Bryan-College Station FHC based on Bryan-College Station FHC's book value per share of $1.12 at March 31, 2002 and based on an estimated 2002 loss per share of $(0.69).

                              PRICING MULTIPLES FOR        PER SHARE VALUE FOR
                              SELECTED TRANSACTIONS     BRYAN-COLLEGE STATION FHC
                             ------------------------   --------------------------
                              LOW      HIGH    MEDIAN    LOW      HIGH     MEDIAN
                             ------   ------   ------   ------   -------   -------
Price/Book Value...........   0.79x    2.15x    1.21x   $0.88    $ 2.41     $1.36
Price/Earnings.............  15.53x   58.67x   27.43x     N/M       N/M       N/M

          Based on the multiples, this analysis resulted in a range of imputed values for Bryan-College Station FHC's common stock of between $0.88 and $2.41 per share, which supports the fairness of the $5.55 per share transaction value.

          Present Value Analysis. Hoefer & Arnett calculated the present value of theoretical future earnings of Bryan-College Station FHC and compared the transaction value to the calculated present value of one share of Bryan-College Station FHC's common stock on a stand-alone basis. Based on projected earnings for Bryan-College Station FHC for 2002 through 2006, a discount rate of 12%, and including a residual value, the stand-alone present value of Bryan-College Station FHC's common stock equaled $2.06 per share, which is below the transaction value of $5.55 per share.

          Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Hoefer & Arnett estimated the net present value of the future streams of after-tax cash flow that Bryan-College Station FHC could produce to benefit a potential acquiror, referred to as dividendable net income, and added a terminal value. In this instance, Bryan-College Station FHC has no dividendable income since its tier 1 leverage ratio is below 7.00%. The terminal values for Bryan-College Station FHC were calculated based on Bryan-College Station FHC's projected 2006 tangible equity of $1.15 million and earnings of $181,000, the median price to book and price to earnings multiples paid in the Selected Transactions of 1.21 and 27.43, respectively, and utilized a discount rate of 12%. This discounted cash flow analysis indicated implied values of $1.67 per share and $5.96 per share, the average of which is below the transaction value of $5.55 per share.

          Pro Forma Merger Analysis. Hoefer & Arnett analyzed the financial implications of the merger to the Bryan-College Station FHC stockholders. This analysis indicated the level of accretion to earnings per share, equity per share and dividends per share that a stockholder of Bryan-College Station FHC would achieve on a pro forma equivalent basis, based on the exchange ratio of 0.29211 and including assumed cost savings and revenue enhancement opportunities. Such cost savings and revenue enhancements were assumed by Hoefer & Arnett to equal $500,000 pre-tax based on Hoefer & Arnett's experience in previous mergers and acquisitions. This amount equates to approximately 20% of Bryan-College Station FHC's overhead on an annualized basis. The table below summarizes these results:

                                                                    PROJECTED 2002 PER SHARE
                                                                --------------------------------
                                                                EARNINGS    EQUITY     DIVIDENDS
                                                                --------    -------    ---------
       Bryan-College Station FHC Standalone.................     $(0.69)    $  1.12      $0.00
       Pro Forma............................................     $ 0.52     $  3.75      $0.20
       % Accretion..........................................        N/M      234.82%       N/M

          Other Analysis. Hoefer & Arnett prepared an overview of the historical financial performance of Bryan-College Station FHC's subsidiary, First Federal, and Texas United.

          Selected performance ratios and financial data are presented in the table below and illustrate that Bryan-College Station FHC stockholders will receive stock in a banking organization that is much larger and has outperformed Bryan-College Station FHC.

                                                              BRYAN-COLLEGE          TEXAS
                                                               STATION FHC          UNITED
                                                              AT OR FOR THE      AT OR FOR THE
                                                               YEAR ENDED         YEAR ENDED
                                                                12/31/01           12/31/01
                                                              -------------      -------------
Total Assets................................................     $82,057           $453,629
Total Loans.................................................     $62,048           $274,945
Total Shareholders' Equity..................................     $   675           $ 27,372
Net Income (Loss)...........................................     $  (673)          $  3,224
Return on Assets............................................       (0.82)%             0.77%
Return on Equity............................................      (99.70)%            12.07%
Equity to Assets............................................        0.82%              6.03%
Nonperforming Assets to Assets..............................        1.62%              0.12%

     Financial Advisory Fees. In its engagement letter, dated December 7, 2000 with Hoefer & Arnett, Bryan-College Station FHC agreed to pay Hoefer & Arnett $50,000 for its services rendered in connection with the proposed transaction, including the delivery of its opinion. This fee is contingent on completion of the transaction.

EXCHANGE OF BRYAN-COLLEGE STATION FHC STOCK CERTIFICATES

     Within fifteen days after the effective time of the merger, Texas United's transfer and exchange agent, U.S. Stock Transfer Corporation, will mail to each Bryan-College Station FHC stockholder of record a form letter of transmittal, together with instructions for the exchange of such holder's Bryan-College Station FHC stock certificates for a certificate representing the shares of Texas United common stock to which he or she is entitled.

     YOU SHOULD NOT SEND IN YOUR CERTIFICATES UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

     After surrendering to the exchange agent one or more certificates for Bryan-College Station FHC common stock, together with a properly completed letter of transmittal, the exchange agent will issue and mail to the holder a certificate representing the number of whole shares of Texas United common stock to which the holder is entitled and a check for the amount to be paid in lieu of any fractional share, without interest. The exchange agent may issue a certificate for Texas United common stock in a name other than the name in which the surrendered certificate is registered only if (1) the certificate surrendered is properly endorsed and is in proper form for transfer and (2) the person requesting the issuance of the certificate either pays to the exchange agent any transfer or other taxes required by the issuance of a certificate for shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the exchange agent that the taxes have been paid or are not due.

     All Texas United common stock issued in the merger will be deemed issued as of the effective time of the merger. No dividends with respect to the Texas United common stock with a record date after the effective time will be paid to the former stockholders of Bryan-College Station FHC entitled to receive certificates for shares of Texas United common stock until such stockholders surrender their certificates representing shares of Bryan-College Station FHC common stock. After the certificates are surrendered, Texas United will pay the stockholder of record any dividends, without interest, which become payable with respect to the shares of Texas United common stock represented by the certificate. If your certificate for Bryan-College Station FHC common stock is lost, stolen or destroyed, the exchange agent will issue the shares of Texas United common stock upon your submission of an affidavit by you claiming the certificate to be lost, stolen or destroyed and the posting of a bond in such amount as Texas United may direct as indemnity against any claim that may be made against Texas United with respect to the certificate.

     Upon completion of the merger, you will cease to have any rights as a stockholder of Bryan-College Station FHC. Until so surrendered, each certificate will be deemed for all corporate purposes to represent and evidence solely the right to receive the consideration to be paid pursuant to the merger agreement. Neither Texas United, Bryan-College Station FHC, the exchange agent nor any other party will be liable to any holder of certificates for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

EFFECTIVE TIME OF THE MERGER

     Subject to the conditions to complete the merger, the merger will become effective when articles of merger become effective with the Secretary of State of the State of Texas and a certificate of merger becomes effective with the Secretary of State of the State of Delaware. The merger will be completed on a date we specify after the conditions to the merger have been satisfied or waived. Although we anticipate that the merger will be completed during the third quarter of 2002, delays may occur.

     We cannot assume that the necessary stockholder and regulatory approvals will be obtained or that the other conditions to the merger can or will be satisfied. Either of us may terminate the merger agreement if the merger is not completed by July 31, 2002 or such later date as our boards may agree, unless it is not completed because of the failure by the party seeking termination to fulfill any material obligation under the merger agreement.

CONDUCT OF BUSINESS PENDING EFFECTIVE TIME

     Bryan-College Station FHC has agreed that until the effective time of the merger, it and its subsidiaries will:

     - maintain its business intact and in the same manner as it is presently conducted and retain its officers and employees;

     - maintain its properties in as good repair and condition as their present condition, except for ordinary wear and tear and casualty damage and not make or commit to make any capital expenditures in excess of $5,000 in a single transaction or $25,000 in the aggregate, other than emergency repairs and replacements;

     - use its best efforts to maintain insurance comparable to the insurance in effect on the date of the merger agreement;

     - perform all of its contractual obligations relating to its assets, properties and business; and

     - use its best efforts to comply with all applicable laws, rules, regulations and orders.

     Without the written consent of Texas United, Bryan-College Station FHC and its subsidiaries may not, among other things:

     - make any loans or other extensions of credit in excess of $250,000 to any borrower or in any one transaction;

     - amend its certificate of incorporation or bylaws or any of the organizational documents of any of its subsidiaries;

     - increase the compensation of any director, officer or employee, pay or agree to pay any pension or retirement allowance other than pursuant to an existing plan or agreement or agree to enter into pension, retirement or profit-sharing plan or arrangement or employment agreement; or

     - sell or otherwise dispose of any of their material assets or real properties.

     In addition, Bryan-College Station FHC and its subsidiaries may not, among other things:

     - issue, sell or otherwise dispose of any shares of its capital stock or securities convertible into its capital stock, except that Bryan-College Station FHC may issue shares of its common stock upon the exercise of Bryan-College Station FHC stock options or warrants prior to completion of the merger;

     - declare, set aside, make or pay any dividend, other than to Bryan-College Station FHC or to the First Federal Savings Series A Preferred stockholders, or make any stock split or purchase or otherwise acquire for value any of its shares;

     - materially deviate from its customary business practices;

     - commit to fund loans at a fixed rate other than the prevailing market rate at the funding date;

     - incur any indebtedness other than deposit liabilities owed and trade accounts payable incurred in the ordinary course of business, incur significant expenses outside of the ordinary course of business (other than those pertaining to the merger), increase expenses in any material way or make any change in its capital structure; or

     - acquire, or enter into any forward commitment to acquire, United States Treasury or government agency bonds, municipal securities or make other investments in securities with fixed rates or with maturities of greater than three years.

     Refer to the merger agreement for additional restrictions on the conduct of the business of Bryan-College Station FHC and its subsidiaries pending the merger.

CONDITIONS TO COMPLETION OF THE MERGER

     The merger agreement contains a number of conditions to our respective obligations to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

     - the holders of a majority of the outstanding shares of Bryan-College Station FHC common stock adopt the merger agreement;

     - receipt of all required regulatory approvals in a timely manner and the expiration of any applicable waiting periods with respect thereto;

     - absence of any litigation, investigation, inquiry or proceedings pending or threatened with respect to the merger or which might result in a material adverse change in the financial condition, results of operations, business or prospects of Bryan-College Station FHC (in the case of Texas United's closing obligation) or Texas United (in the case of Bryan-College Station FHC's closing obligation);

     - all representations and warranties of Bryan-College Station FHC (in the case of Texas United's closing obligation) and Texas United (in the case of Bryan-College Station FHC's closing obligation) must be true in all material respects as of the date of the merger agreement and the date the merger becomes effective;

     - absence of a material adverse change in the condition, financial position or business of Texas United and its subsidiaries since September 30, 2001 (in the case of Bryan-College Station FHC's closing obligation) or Bryan-College Station FHC and its subsidiaries since March 31, 2002 (in the case of Texas United's closing obligation);

     - the performance or compliance in all material respects by Texas United (in the case of Bryan-College Station FHC's closing obligation) or Bryan-College Station FHC and its subsidiaries (in the case of Texas United's closing obligation) with all covenants and conditions required by the merger agreement to be performed or complied with prior to the date the merger becomes effective;

     - we must each receive a written opinion of Bracewell & Patterson, L.L.P. as to the tax-free nature of the merger; and

     - we must each receive a written opinion of the other company's counsel regarding the enforceability of the merger agreement, proper authorization of the merger and other corporate and related matters.

     In addition to the conditions listed above, Texas United's obligation to complete the merger is subject to the satisfaction of the following conditions:

     - the total nonaccruing assets of Bryan-College Station FHC is not greater than $1,000,000 as of the closing date; and

     - the holders of no more than 5% of the outstanding shares of Bryan-College Station FHC common stock shall have exercised their rights to receive payment of the fair value of their shares in cash as dissenting stockholders.

     In addition to the conditions listed above, Bryan-College Station FHC's obligation to complete the merger is subject to the satisfaction of the following conditions:

     - the shares Texas United common stock to be issued to Bryan-College Station FHC stockholders have been authorized for listing on The Nasdaq Stock Market; and

     - the registration statement of which this proxy statement-prospectus forms a part shall have become effective and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for that purpose shall have been initiated and continuing or threatened by the Securities and Exchange Commission.

     Any condition to the consummation of the merger, except the required stockholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived by the party to the merger agreement entitled to the benefit of such condition.

ADDITIONAL AGREEMENTS

     The merger agreement contains additional agreements made by each party, some of which are substantially reciprocal, the most significant of which include:

     - we agreed to cooperate with each other and to use our reasonable best efforts to promptly prepare and file all necessary documentation to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the merger;

     - we agreed, upon request, to provide each other all information concerning ourselves and other matters as may be necessary or advisable in connection with this document, or any other filing necessary in connection with the merger;

     - we agreed to give each other access to all of our properties, books, contracts, commitments and records, to provide information about our businesses, properties and personnel and to keep that information confidential;

     - Texas United agreed that for a period of six years after completion of the merger it will indemnify and hold harmless each present and former officer and director of Bryan-College Station FHC and First Federal for liabilities from their acts or omissions in those capacities occurring prior to completion of, or related to, the merger, to the extent permitted by law;

     - Texas United agreed that for a period of three years after completion of the merger it will maintain directors' and officers' liability insurance covering the persons presently covered by officers' and directors' policies of Bryan-College Station FHC and its subsidiaries with respect to claims arising from acts or omissions that occurred before completion of the merger;

     - Texas United agreed to enter into a supplemental indenture to the Indenture dated April 1, 1998 between Bryan-College Station FHC and Harris Trust Company assuming the obligations of Bryan-College Station FHC under such Indenture with respect to its 11 1/2% debentures; and

     - Texas United agreed that it will not complete the merger of First Federal Savings Bank into State Bank until all outstanding shares of Series A Preferred Stock of First Federal Savings Bank have been redeemed.

REPRESENTATIONS AND WARRANTIES

     In the merger agreement, we have made certain representations and warranties to each other. The more significant of these relate to:

     - corporate organization and operation;

     - capitalization;

     - outstanding rights to purchase stock;

     - financial statements, records, reports and filings;

     - our loans;

     - environmental matters;

     - litigation;

     - compliance with laws;

     - tax matters;

     - in the case of Bryan-College Station FHC, certain contracts;

     - in the case of Bryan-College Station FHC, the maintenance of adequate insurance;

     - absence of certain changes in Bryan-College Station FHC's business from September 30, 2000 through the date of the merger agreement;

     - absence of certain changes in Texas United's business from December 31, 2000 through the date of the merger agreement; and

     - agreements with directors, officers and stockholders.

     For a complete description of these representations and warranties, see Articles 2 and 3 of the merger agreement, a copy of which is attached as Appendix A to this proxy statement-prospectus.

FINANCIAL INTERESTS OF BRYAN-COLLEGE STATION FHC DIRECTORS AND OFFICERS IN THE MERGER

     As a Bryan-College Station FHC stockholder, in considering the recommendations of the Bryan-College Station FHC board of directors to vote for the proposal to adopt the merger agreement, you should be aware that certain directors and officers of Bryan-College Station FHC may have interests in the merger that are in addition to, or different from your interests as a Bryan-College Station FHC stockholder. The Bryan-College Station FHC board of directors was aware of these interests and considered them in approving the merger agreement.

     Employment Agreements. Texas United has agreed to assume the obligations under the employment agreements currently in effect between First Federal and each of Mary Lynn Hegar, Senior Vice President-Accounting, George Koenig, Executive Vice President-Marketing and Operations, Sam Urso, Senior Vice

President-Lending, Kay Watson, Vice President-Personnel and Tommie Haverland, Vice President-Manager of Note and Loan Administration. Under their employment agreements, these officers currently receive and will continue to receive base annual salaries of $54,800, $54,800, $76,200, $40,893 and $53,560, respectively.
Each employment agreement provides that if the employee's employment is involuntarily terminated in connection with or within 12 months after a change in control of Bryan-College Station FHC or First Federal (which will occur upon completion of the merger), the employee will be entitled to receive:

     - a lump sum cash payment of a specified percentage of the employee's "base amount" (as defined in Section 280G of the Internal Revenue Code) of compensation; and

     - the continuation of health benefits for the remaining term of the agreement.

     The specified percentage of base amount is 100% in the case of each employee other than Ms. Haverland; the specified percentage for Ms. Haverland is 50%.

     To the extent the amount of the lump sum payment and the value of the continued health benefits, together with any other amounts and the value of any other benefits to be provided to the employee in connection with a change in control, would result in any amount (whether paid under the agreement or otherwise) being non-deductible by First Federal for federal income tax purposes pursuant to Section 280G of the Internal Revenue Code, then the lump sum amount and health benefits under the agreement will be reduced to the extent necessary to avoid any amount being non-deductible pursuant to Section 280G.

     Each agreement other than the one for Ms. Haverland defines the term "involuntary termination" to include termination of employment (other than for cause or due to death, disability, retirement or specified violations of law) without the employee's written consent or by the employee following a material reduction of or interference with his or her duties, responsibilities or benefits without his or her consent. Ms. Haverland's agreement defines the term "involuntary termination" as termination of employee without the employee's written consent, other than for cause or due to death, disability, retirement or specified violations of law.

     Assuming current compensation levels and no reduction of benefits for
Section 280G, if the employment of each of Ms. Hegar, Mr. Koenig, Mr. Urso, Ms. Watson and Ms. Haverland is involuntarily terminated in connection with or within 12 months after the merger, they will be entitled to receive lump sum cash payments of $47,000, $53,800, $68,700, $36,500 and $21,300, respectively.

     Indemnification. Texas United has agreed, for a period of six years after completion of the merger, to indemnify and hold harmless all past and present officers and directors of Bryan-College Station FHC and First Federal for liabilities from their acts or omissions in those capacities occurring prior to completion of, or related to, the merger, to the extent permitted by law.

     Insurance. Texas United has also agreed to maintain for a period of three years after completion of the merger directors' and officers' liability insurance covering the persons who are presently covered by the directors' and officers' policies of Bryan-College Station FHC and First Federal with respect to claims arising from acts or omissions that occurred prior to the merger on terms that are at least as favorable as the current Bryan-College Station FHC and First Federal policies, provided that Texas United need not expend in the aggregate during the coverage period more than 175% of the annual premium most recently paid by Bryan-College Station FHC and First Federal. The merger agreement provides that if Texas United is unable to maintain or obtain this insurance coverage, it must use its reasonable best efforts to obtain as much comparable coverage as it can. This comparable coverage may be in the form of tail coverage, and Texas United may request Bryan-College Station FHC to obtain tail coverage at Texas United's expense prior to the merger.

EMPLOYEE MATTERS

     All employees of First Federal who are participants in any of First Federal's health and welfare plans and who continue employment after the merger will be eligible to participate in the employee health and welfare plans of Texas United and State Bank. Texas United will credit such employees for their length of service with First Federal for purposes of Texas United's employee health and welfare plans and programs.

AMENDMENT AND TERMINATION

     We may jointly amend the merger agreement and each of us may waive our right to require the other party to adhere to any term or condition of the merger agreement. However, after the merger agreement has been adopted by Bryan-College Station FHC's stockholders, the provisions of the merger agreement relating to the amount of the merger consideration may not be amended without the approval of Bryan-College Station FHC's stockholders.

     Mutual Consent. The merger agreement may be terminated and the merger abandoned at any time upon the mutual consent of Texas United and Bryan-College Station FHC.

     By Either Party. The merger agreement may be terminated and the merger abandoned at any time prior to the effective date by either Texas United or Bryan-College Station FHC if:

     - any court of competent jurisdiction or other federal or state governmental body shall have issued a final, nonappealable order or ruling or taken action restraining, enjoining or otherwise prohibiting the merger;

     - we fail to obtain any required regulatory approval for any of the transactions contemplated by the merger agreement;

     - the approval of the Bryan-College Station FHC stockholders required to consummate the merger is not obtained by reason of the failure to obtain the required vote at the annual meeting; or

     - the merger shall not have become effective on or before July 31, 2002, unless the failure to complete the merger by that date is due to the failure by the party seeking to terminate to fulfill any material obligation under the merger agreement.

     By Bryan-College Station FHC. The merger agreement may be terminated and the merger abandoned at any time by Bryan-College Station FHC if:

     - Texas United fails to comply in any material respect with any of its covenants or agreements or any of its representations or warranties shall be defective in any material respect, and Texas United does not correct the breach within 15 days following receipt of notice of the breach; or

     - there is a material adverse change after September 30, 2001 in the assets, properties, business or financial condition of Texas United.

     In the event the board of directors of Bryan-College Station FHC desires to terminate the merger agreement as provided above, Bryan-College Station FHC must notify Texas United in writing of its intent to terminate stating the reason therefor.

     By Texas United. The merger agreement may be terminated and the merger abandoned at any time by Texas United if:

     - Bryan-College Station FHC fails to comply in any material respect with any of its covenants or agreements or any of its representations or warranties shall be defective in any material respect, and Bryan-College Station FHC does not correct the breach within 15 days following receipt of notice of the breach;

     - there is a material adverse change after March 31, 2002 in the assets, properties, business or financial condition of Bryan-College Station FHC;

     - the board of directors of Bryan-College Station FHC, pursuant to its fiduciary duties, fails to recommend adoption of the merger agreement by the stockholders of Bryan-College Station FHC or withdraws or adversely modifies its favorable recommendation of the merger; or

     - the estimated remedial or cleanup costs of any environmental issues discovered at Bryan-College Station FHC exceeds $100,000; provided that Texas United must terminate the merger agreement within ten days following notice of such fact.

     In the event the board of directors of Texas United desires to terminate the merger agreement as provided above, Texas United must notify Bryan-College Station FHC in writing of its intent to terminate stating the reason therefor.

     Remedies. In the event of the termination of the merger agreement without breach by either party, the merger agreement will be void and have no effect, without liability on the part of either party or the directors, officers or stockholders of any party, except as specifically contemplated in the merger agreement. If the merger agreement is terminated by Texas United in the event the board of directors of Bryan-College Station FHC, pursuant to its fiduciary duties, fails to recommend adoption of the merger agreement by the stockholders of Bryan-College Station FHC or withdraws or adversely modifies its favorable recommendation of the merger, then Bryan-College Station FHC must pay Texas United a $100,000 break-up fee.

EXPENSES

     Texas United and Bryan-College Station FHC will each pay their own expenses in connection with the merger.

NASDAQ STOCK MARKET LISTING

     Texas United has applied to have its common stock approved for quotation on The Nasdaq Stock Market. The receipt of this approval for listing the shares on The Nasdaq Stock Market is a condition to completion of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a general summary of the anticipated material United States federal income tax consequences of the merger to Bryan-College Station FHC stockholders who hold Bryan-College Station FHC common stock as a capital asset. This discussion is based upon the Internal Revenue Code, regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect.

     The obligations of the parties to complete the merger are conditioned upon the receipt by Texas United and Bryan College Station FHC of an opinion of counsel from Bracewell & Patterson, L.L.P., as to the anticipated United States federal income tax consequences of the merger. The opinion and this discussion will assume that you hold your shares of Bryan-College Station FHC common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. In addition, the opinion and this discussion specifically exclude any opinions as to the following:

     - state, local, foreign or other federal tax consequences of the merger not specifically addressed in the opinion;

     - federal income tax consequences to Bryan-College Station FHC or Texas United stockholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in securities, regulated investment companies, pass-through entities and other persons who do not own such stock as a capital asset;

     - federal income tax consequences affecting shares of Bryan-College Station FHC common stock acquired upon the exercise of stock options, similar derivative securities or otherwise as compensation; and

     - the federal income tax consequences to holders of options or other rights to acquire shares of Bryan-College Station FHC common stock and Texas United common stock or persons who hold their Bryan-College Station FHC common stock as part of a straddle, hedge or conversion transaction.

     Bracewell & Patterson, L.L.P., counsel to Texas United, has delivered its tax opinion to Texas United subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in the opinion which are consistent with the state of facts existing at the effective time of the merger. In rendering its tax opinion, counsel may require and rely upon factual representations and covenants, including those contained in certificates of officers of Texas United and Bryan-College Station FHC, reasonably satisfactory in form and substance to counsel. An opinion of counsel represents counsel's best legal judgment, but has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. We have not requested nor do we intend to request a ruling from the IRS as to the tax consequences of the merger.

     Bracewell & Patterson, LLP has rendered its opinion that for United States federal income tax purposes:

     - the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and Bryan-College Station FHC and Texas United will each be a party to the reorganization;

     - except as discussed below, you will not recognize gain or loss for United States federal income tax purposes when you exchange your Bryan-College Station FHC stock solely for Texas United stock pursuant to the merger;

     - the aggregate tax basis of the Texas United stock you received as a result of the merger will be the same as your aggregate tax basis in the Bryan-College Station FHC stock you surrender in the exchange, reduced by the tax basis of any Bryan-College Station FHC stock for which you receive cash in lieu of fractional shares, and increased by the amount of gain recognized;

     - the holding period of the Texas United stock that you receive as a result of the merger will include the period during which you held the Bryan-College Station FHC stock that you exchange; and

     - neither Bryan-College Station FHC nor Texas United will recognize any gain or loss for United States federal income tax purposes as a result of the merger.

     A copy of this opinion is attached as Exhibit 8.1 to the registration statement of which this proxy statement-prospectus forms a part. It is a condition to completion of the merger that each of us receive an updated opinion of Bracewell & Patterson, L.L.P. The conditions relating to receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, Bryan-College Station FHC will circulate additional materials to their stockholders and re-solicit approval of the merger.

     Fractional shares of Texas United stock will not be issued in the merger. You will recognize gain or loss for United States federal income tax purposes with respect to the cash you receive instead of a fractional share interest in Texas United stock. Your gain or loss will equal the difference between the amount of cash you receive and the tax basis of your Bryan-College Station FHC stock surrendered in the merger that is allocated to fractional shares. This gain or loss will be capital gain or loss, and will be a long-term capital gain or loss if your stock has been held for more than one year at the time the merger is completed.

     If you exercise the right to dissent in connection with the merger and receive only cash in exchange for your Bryan-College Station FHC stock, you will be treated as having received such cash as a distribution in redemption of your Bryan-College Station FHC stock and will generally recognize a capital gain or loss equal to the difference between the amount of cash received and the adjusted basis of your Bryan-College Station FHC stock. However, different tax consequences could apply to such payment, under your particular facts and circumstances, including whether you are deemed under any applicable attribution rules to own United stock if the payment is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Code.

     THE FOREGOING IS A SUMMARY DISCUSSION OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE DISCUSSION MAY NOT APPLY TO A PARTICULAR BRYAN-COLLEGE STATION FHC STOCKHOLDER IN LIGHT OF SUCH STOCKHOLDER'S PARTICULAR CIRCUMSTANCES. BRYAN-COLLEGE STATION FHC STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICATION OF STATE,

LOCAL AND FOREIGN TAX LAWS AND POSSIBLE FUTURE CHANGES IN FEDERAL INCOME TAX LAWS AND THE INTERPRETATION THEREOF, WHICH CAN HAVE RETROACTIVE EFFECTS.

DISSENTERS' RIGHTS OF APPRAISAL AND RELATED ISSUES

     Under Delaware law, Bryan-College Station FHC stockholders have a statutory right to dissent from the merger by following the specific procedures set forth below. If the merger agreement is adopted by the stockholders and the merger is completed, any Bryan-College Station FHC stockholder who properly perfects his dissenters' rights will be entitled to receive an amount of cash equal to the fair value of his shares of Bryan-College Station FHC common stock rather than being required to receive the consideration established by the merger agreement. Determination of fair value is based on all relevant factors, but excludes any appreciation or depreciation resulting from the accomplishment or expectation of the merger. The following summary is not a complete statement of the statutory dissenters' rights of appraisal, and such summary is qualified by reference to
Section 262 of the General Corporation Law of the State of Delaware (DGCL), which is reproduced in full in Appendix C to this proxy statement-prospectus. YOU MUST FOLLOW THE EXACT PROCEDURE REQUIRED BY THE DGCL IN ORDER TO PROPERLY EXERCISE YOUR DISSENTER'S RIGHTS OF APPRAISAL AND AVOID WAIVER OF THOSE RIGHTS.

     Under Section 262, Bryan-College Station FHC is required to notify stockholders not less than 20 days before the annual meeting to vote on the merger agreement that appraisal rights will be available. This proxy statement-prospectus constitutes Bryan-College Station FHC's notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Appendix C. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights under Delaware law may be lost.

     Please review Section 262 for the complete procedures. Neither Texas United nor Bryan-College Station FHC will give you any notice of your appraisal rights other than as described in this proxy statement-prospectus and as required by the DGCL.

  GENERAL REQUIREMENTS

     Section 262 generally requires the following:

     - You must deliver a written demand for appraisal to Bryan-College Station FHC before the vote is taken on the merger agreement at the Bryan-College Station FHC annual meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote against the merger agreement. Merely voting against, abstaining from voting or failing to vote in favor of adoption of the merger agreement will not constitute a demand for appraisal within the meaning of Section 262. See "Requirements for Written Demand for Appraisal" below for more details on making a demand for appraisal.

     - You must not vote in favor of adoption of the merger agreement. A failure to vote will satisfy this requirement, but a vote in favor of the merger agreement will constitute a waiver of your right of appraisal. Accordingly, if you want to maintain your appraisal rights you must either check the "Against" box or the "Abstain" box on the proxy card or refrain from executing and returning the enclosed proxy card. The return of a signed proxy card that does not specify a vote on the merger agreement will be deemed a vote in favor of the merger agreement and will constitute a waiver of your right of appraisal.

     - You must continuously hold your shares of Bryan-College Station FHC common stock from the date you make the demand for appraisal through the effective date of the merger.

  REQUIREMENTS FOR WRITTEN DEMAND FOR APPRAISAL

     A written demand for appraisal of Bryan-College Station FHC stock is only effective if it is signed by, or for, the stockholder of record who owns the shares at the time the demand is made. The demand must be signed as the stockholder's name appears on its Bryan-College Station FHC stock certificate(s). If you are a beneficial owner of Bryan-College Station FHC stock but not a stockholder of record, you must have the stockholder of record for your shares sign a demand for appraisal on your behalf.

     If you own Bryan-College Station FHC common stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

     If you own Bryan-College Station FHC common stock with one or more other persons, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that he or she is signing the demand as that stockholder's agent.

     If you are a record owner, such as a broker, who holds Bryan-College Station FHC common stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising that right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal. If you do not specify the number of shares, it will be assumed that your written demand covers all the shares of Bryan-College Station FHC common stock that are in your name.

     Bryan-College Station FHC stockholders who wish to exercise their appraisal rights should address written demands to:

              The Bryan-College Station Financial Holding Company
                               2900 Texas Avenue
                               Bryan, Texas 77892
                         Attention: Corporate Secretary

Bryan-College Station FHC must receive all written demands for appraisal before the vote concerning the merger is taken. As explained above, this written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of stock owned, and that the stockholder is thereby demanding appraisal of such stockholder's shares.

  WRITTEN NOTICE

     Within 10 days after the effective date of the merger, Texas United must give written notice that the merger has become effective to each Bryan-College Station FHC stockholder who has properly sent a written demand for appraisal and who did not vote in favor of adoption of the merger agreement. Except as required by law, Texas United will not notify stockholders of any dates by which appraisal rights must be exercised.

  PETITION WITH CHANCERY COURT

     Within 120 days after the effective date of the merger, either Texas United or any former Bryan-College Station FHC stockholder who has complied with the requirements of Section 262(a) and (d) may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of all stockholders entitled to appraisal. Texas United does not presently intend to file a petition, and if you seek to exercise appraisal rights you should not assume that Texas United will file a petition or that Texas United will initiate any negotiations with respect to the fair value of your shares. If you are a Bryan-College Station FHC stockholder and want to have your Bryan-College Station FHC shares appraised you should be prepared to initiate any petitions necessary for the perfection of your appraisal rights within the time period and in the manner prescribed in Section 262. Since Texas United has no obligation to file a petition, your failure to file a petition within the period specified could result in the loss of your appraisal rights.

  WITHDRAWAL OF DEMAND

     If you change your mind and decide you no longer want an appraisal, you may withdraw your demand for appraisal at any time within 60 days after the effective date of the merger. If you withdraw your demand for appraisal, your appraisal rights will be terminated and you will receive the merger consideration provided in the merger agreement.

  REQUEST FOR APPRAISAL RIGHTS STATEMENT

     If you have complied with the conditions of Section 262, you are entitled, upon written request, to receive from Texas United a statement setting forth the aggregate number of shares for which appraisal rights have been properly exercised and the aggregate number of holders of such shares. Texas United must mail this statement to you within 10 days after receiving your written request. In order to receive this statement, you must send your request within 120 days after the effective date of the merger to Texas United at the following address:

                         Texas United Bancshares, Inc.
                              202 W. Colorado St.
                             La Grange, Texas 78945
                          Attention: L. Don Stricklin

  CHANCERY COURT PROCEDURES

     If you properly file a petition for appraisal in the Court and deliver a copy of such petition to Texas United, Texas United will then have 20 days to provide the Court with a list of the names and addresses of all the stockholders who have demanded payment for their shares and have not reached an agreement with Texas United as to the value of their shares. If the Court decides it is appropriate, it has the power to conduct a hearing to determine which stockholders have complied with Section 262 and have become entitled to appraisal. The Register in Chancery, if ordered to do so by the Court, will then send notice of the time and place of the hearing on the petition to all the stockholders who have demanded appraisal. The Court may also require you to submit your stock certificates to the Register in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the Court's directions, you may be dismissed from the proceeding.

  CHANCERY COURT APPRAISAL OF BRYAN-COLLEGE STATION FHC SHARES

     After the Court determines which stockholders are entitled to an appraisal, the Court will appraise the shares, determining their fair value by considering all relevant factors except for any appreciation or depreciation resulting from the accomplishment or expectation of the merger, together with a fair rate of interest, if the payment of interest is deemed appropriate by the Court. After the Court determines the fair value of the shares, it will direct Texas United to pay that value to the stockholders who are entitled to such payment. In order to receive the fair value for your shares, you must surrender your stock certificates.

     The Court could determine that the fair value of shares of Bryan-College Station FHC common stock is more than, the same as, or less than the merger consideration. In other words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement.

  COSTS AND EXPENSES OF APPRAISAL PROCEEDING

     The costs of the appraisal proceeding may be determined by the Court and assessed against the parties as the Court deems equitable under the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to an appraisal.

  LOSS OF STOCKHOLDERS' RIGHTS

     If you demand appraisal, after the effective date of the merger you will not be entitled to:

     - vote your shares of stock, for any purpose, for which you have demanded appraisal;

     - receive payment of dividends or other distributions with respect to your shares, except for dividends or distributions, if any, that are payable to the holders of record as of a record date before the effective date of the merger; or

     - receive the payment of the consideration provided for in the merger agreement.

     However, you can regain these rights if no petition for an appraisal is filed within 120 days after the effective date of the merger, or if you deliver to Texas United a written withdrawal of your demand for an appraisal and your acceptance of the merger consideration, either within 60 days after the effective date of the merger or with the written consent of Texas United. As explained above, these actions will also terminate your appraisal rights. However, an appraisal proceeding in the Court cannot be dismissed without the Court's approval. The Court may condition its approval upon any terms that it deems just.

     IF YOU FAIL TO COMPLY STRICTLY WITH THESE PROCEDURES YOU WILL LOSE YOUR APPRAISAL RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU ARE STRONGLY URGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.

     In the absence of fraud in the transaction, a dissenting stockholder's statutory right to appraisal is the exclusive remedy for the recovery of the value of his shares or money damages to the stockholder with respect to the merger. See Appendix C.

ACCOUNTING TREATMENT

     Under generally accepted accounting principles, it is anticipated that the merger will be accounted for under the purchase method of accounting. The assets and liabilities of Bryan-College Station FHC, including identifiable intangible assets, will be reflected in the consolidated financial statements of Texas United based upon their estimated fair values as of the effective date of the merger. Results of operations will be reflected in the consolidated financial statements of Texas United for all periods subsequent to the effective date of the merger. The excess purchase price over the fair market value of assets is recorded as goodwill and is not amortized. Instead, goodwill is evaluated annually, or more frequently if impairment indicators arise, for impairment.

RESTRICTIONS ON RESALES OF TEXAS UNITED COMMON STOCK

     The shares of Texas United common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. Therefore, the Texas United common stock to be issued to Bryan-College Station FHC stockholders in the merger will be freely transferable by Bryan-College Station FHC stockholders who are not considered to be "affiliates" of either of us. "Affiliates" generally are defined as persons or entities who control, are controlled by or are under common control with either of us at the time of our respective special meetings and generally include executive officers, directors and beneficial owners of 10% or more of the common stock.

     If you are considered an affiliate of Bryan-College Station FHC or become an affiliate of Texas United after the merger, you may resell the shares of Texas United common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 of the Securities and Exchange Commission's rules, or in transactions otherwise exempt from registration under the securities laws. Under Rule 145, during the first calendar year after the merger becomes effective, affiliates of Bryan-College Station FHC may publicly resell the Texas United common stock they receive in the merger but only within certain limitations as to the number of shares of Texas United common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of Bryan-College Station FHC who are not affiliates of Texas United may resell their shares without restriction. Texas United must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended, in order for affiliates to resell, under Rule 145, shares of Texas United common stock received in the merger. Texas United is not obligated and does not intend to register for resale the shares issued to affiliates of Bryan-College Station FHC.

REGULATORY APPROVALS

     The merger was approved by the Board of Governors of the Federal Reserve System on June 12, 2002. The merger of First Federal Savings Bank into State Bank has been approved by the Federal Deposit Insurance Corporation (FDIC) and the Texas Department of Banking (TDB).

     A period of 15 to 30 days must expire following approval by the Federal Reserve during which time the Department of Justice may file objections to the merger under the federal antitrust laws. The applicable waiting period will expire on June 27, 2002. While Bryan-College Station FHC and Texas United believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

     The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, stockholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed merger.

     Texas United and Bryan-College Station FHC are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting. The receipt of all necessary regulatory approvals is a condition to completing the merger.

                          MANAGEMENT AFTER THE MERGER

     The present management of Texas United will manage Texas United after the completion of the merger. The board of directors of Texas United and State Bank will remain the same. Please see "Management and Directors of Texas United" for more information with respect to the directors and executive officers of Texas United.

                      COMPARISON OF RIGHTS OF STOCKHOLDERS
                 OF TEXAS UNITED AND BRYAN-COLLEGE STATION FHC

     The rights of Bryan-College Station FHC stockholders under Delaware law and the certificate of incorporation and bylaws of Bryan-College Station FHC will differ in some respects from the rights that Bryan-College Station FHC stockholders will have as stockholders of Texas United under Texas law and the articles of incorporation and bylaws of Texas United. Copies of Texas United's articles of incorporation and bylaws have been filed with the Securities and Exchange Commission as exhibits to its registration statement on Form S-4, of which this proxy statement-prospectus forms a part.

     There are certain differences between the provisions contained in Bryan-College Station FHC's certificate of incorporation and bylaws and Texas United's articles of incorporation and bylaws. The manner in which such differences may affect the rights of stockholders are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Texas law and Delaware law, the Bryan-College Station FHC certificate of incorporation, the Bryan-College Station FHC bylaws, the Texas United articles of incorporation and the Texas United bylaws.

           SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF
        BRYAN-COLLEGE STATION FHC STOCKHOLDERS AND RIGHTS THOSE PERSONS
         WILL HAVE AS STOCKHOLDERS OF TEXAS UNITED FOLLOWING THE MERGER

                           BRYAN-COLLEGE STATION FHC                    TEXAS UNITED
CORPORATE            The rights of Bryan-College Station    The rights of Texas United
GOVERNANCE:          FHC stockholders are currently         stockholders are governed by Texas
                     governed by Delaware corporate law     corporate law and the articles of
                     and the certificate of incorporation   incorporation and bylaws of Texas
                     and bylaws of Bryan-College Station    United.
                     FHC. Following the completion of the
                     merger, rights of Bryan-College
                     Station FHC stockholders who become
                     Texas United stockholders will be
                     governed by Texas law and the
                     articles of incorporation and bylaws
                     of Texas United.
CLASSIFICATION OF    Bryan-College Station FHC does not     Texas United's board is divided into
THE BOARD OF         have a classified board. The           three classes, as nearly equal in
DIRECTORS:           Bryan-College Station FHC certificate  number as possible, with each class
                     of incorporation requires that all     serving a staggered three-year term.
                     directors be elected at each annual    This means that only one- third of
                     meeting of stockholders for a one-     the board is elected at each annual
                     year term.                             meeting of stockholders. The
                                                            classification makes it more
                                                            difficult to change the composition
                                                            of Texas United's Board of Direc-
                                                            tors because at least two annual
                                                            meetings of stockholders are required
                                                            to change control of the Board of
                                                            Directors.
ELECTION OF          Under Delaware law and the provisions  Texas United stockholders are not
DIRECTORS:           of the Bryan-College Station FHC       permitted to cumulate their votes in
                     certificate of incorporation,          the election of directors. Each share
                     stockholders are not entitled to       of Texas United stock has one vote
                     cumulate votes in the election of      for each nominee for director.
                     directors. Each share of               Directors of Texas United are elected
                     Bryan-College Station FHC has one      by a plurality of the votes cast by
                     vote for each nominee for director.    the holders entitled to vote at the
                     Directors of Bryan-College Station     meeting.
                     FHC are elected by a plurality of the
                     votes cast at the meeting.

                           BRYAN-COLLEGE STATION FHC                    TEXAS UNITED
PREVENTION OF        The Bryan-College Station FHC          The Texas United articles of
GREENMAIL:           certificate of incorporation           incorporation do not contain a
                     generally prohibits Bryan-College      similar provision.
                     Station FHC from acquiring any of its
                     own equity securities from a
                     beneficial owner of 25% or more of
                     Bryan-College Station FHC's voting
                     stock unless: (1) the acquisition is
                     approved by the holders of at least
                     80% of Bryan-College Station FHC's
                     voting stock not owned by the seller;
                     (2) the acquisition is made as part
                     of a tender or exchange offer by
                     Bryan-College Station FHC or a
                     subsidiary of Bryan-College Station
                     FHC to purchase securities of the
                     same class on the same terms to all
                     holders of such securities; (3) the
                     acquisition is pursuant to an open
                     market purchase program approved by a
                     majority of the board of directors,
                     including a majority of the
                     disinterested directors; or (4) the
                     acquisition is at or below the market
                     price of the Bryan-College Station
                     FHC common stock and is approved by a
                     majority of the board of directors,
                     including a majority of the
                     disinterested directors.
PREEMPTIVE RIGHTS:   Bryan-College Station FHC's            The Texas United articles of
                     certificate of incorporation provides  incorporation do not contain a that holders of Bryan-College Station  similar provision; accordingly, under
                     common stock have preemptive rights    Texas law, the holders of Texas
                     to purchase voting stock in            United common stock do not have
                     connection with any issuance of such   preemptive rights.
                     stock or securities convertible into
                     or exercisable for such stock, except
                     with respect to shares issued
                     pursuant to a stock option plan
                     approved by stockholders and warrants
                     to purchase common stock issued by
                     Bryan-College Station FHC as part of
                     the sale of certain units in November
                     1997.
REMOVAL OF           Delaware law provides that at any      Texas law provides that at any
DIRECTORS:           meeting of stockholders called         meeting of stockholders called
                     expressly for that purpose, any        expressly for that purpose, any
                     director or the entire board of        director or the entire board of
                     directors may be removed, with or      directors may be removed, with or
                     without cause, by a specified portion  without cause, by a specified portion
                     of votes not less than a majority of   of votes not less than a majority of
                     shares entitled to vote at an          shares entitled to vote at an
                     election of directors, unless oth-     election of directors, unless oth-
                     erwise provided in a corporation's     erwise provided in a corporation's
                     certificate of incorporation and       articles of incorporation or bylaws.
                     bylaws. The Bryan-College Station FHC  The Texas United bylaws provide that certificate of incorporation provides  any director may be removed, with or that any director may be removed, but  without cause, by the affirmative
                     only for cause, by the affirmative     vote of at least 70% of the out-
                     vote of at least 80% of the voting     standing shares entitled to vote for
                     power of the capital stock entitled    the election of such director(s), if
                     to vote in the election of the         notice of the intention to vote for
                     directors.                             removal was provided

                           BRYAN-COLLEGE STATION FHC                    TEXAS UNITED
                                                            in the notice of such meeting and if
                                                            the removal of a director for cause
                                                            is approved by at least 70% of the
                                                            board of directors.
VOTE REQUIRED FOR    Delaware law provides that in all      Texas law provides that on matters
CERTAIN STOCKHOLDER  matters other than the election of     other than the election of directors,
ACTIONS:             directors, the affirmative vote of     the affirmative vote of the holders
                     the majority of the shares present or  of a majority of the shares entitled
                     represented by proxy at the meeting    to vote and represented at a
                     and entitled to vote on the subject    stockholders' meeting shall be the
                     matter shall be the act of the stock-  act of the stockholders, unless the holders, unless the vote of a greater  vote of a greater number is required
                     number is required by law or the       by law, the articles of incorporation
                     certificate of incorporation or        or bylaws. Under Texas law, a
                     bylaws.                                corporation's articles of
                                                            incorporation may provide for a
                     Bryan-College Station FHC's            different level of approval, not less
                     certificate of incorporation and       than a majority.
                     bylaws do not contain any provision
                     requiring a super-majority vote for    Texas United's articles of
                     mergers and similar transactions,      incorporation contain a provision
                     except with respect to certain         which increases the required
                     business combinations with 25% or      stockholder approval level to 70% for
                     greater stockholders.                  certain actions such as a merger, a
                                                            consolidation, certain sales of
                                                            substantially all of Texas United's
                                                            assets or an amendment to this
                                                            provision in Texas United's articles
                                                            of incorporation. Absent this
                                                            provision, each of the above matters
                                                            would require two-thirds stockholder
                                                            approval under Texas law.
                                                            No vote of the stockholders is
                                                            required, however, in connection with
                                                            a merger in which Texas United is the
                                                            surviving corporation and (1) the
                                                            agreement of merger for the merger
                                                            does not amend in any respect the
                                                            Texas United Articles of
                                                            Incorporation, (2) each share of
                                                            capital stock outstanding immediately
                                                            before the merger is to be an
                                                            identical outstanding or treasury
                                                            share of Texas United after the
                                                            merger and (3) the number of shares
                                                            of capital stock to be issued in the
                                                            merger (or to be issuable upon
                                                            conversion of any convertible
                                                            instruments to be issued in the
                                                            merger) does not exceed 20% of the
                                                            shares of Texas United's capital
                                                            stock outstanding immediately before
                                                            the merger.
AMENDMENT OF         Under Delaware law, the certificate    Texas United's articles of
CHARTER AND BYLAWS:  of incorporation of Bryan-College      incorporation may be amended under
                     Station FHC may be amended by the      Texas law upon the affirmative vote
                     affirmative vote of a majority of the  of the holders of two-thirds of the outstanding stock entitled to vote on  outstanding shares of stock entitled
                     the amendment at a stockholders'       to vote thereon.
                     meeting and a majority of the
                     outstanding stock of each class        Under Texas law, unless a
                     entitled to vote on the amendment as   corporation's articles of
                     a class, unless the vote of            incorporation or a bylaw adopted

                           BRYAN-COLLEGE STATION FHC                    TEXAS UNITED
                     a greater number is required by the    by the stockholders provides
                     certificate of incorporation.          otherwise, a corporation's
                     Bryan-College Station FHC's            stockholders may amend the bylaws.
                     certificate of incorporation provides
                     that any provision of the certificate  Texas United's bylaws provide that
                     of incorporation can be amended as     the bylaws may be amended or repealed
                     provided under Delaware law; except    only by the affirmative vote of 70%
                     that the affirmative vote of at least  of Texas United's board of directors,
                     80% of all outstanding shares          subject to repeal or change by the
                     entitled to vote in the election of    affirmative vote of 70% of the
                     directors is required to amend or      stockholders present in person or by
                     repeal certain articles. These         proxy at a meeting of the
                     articles relate to: (1) amendment of   stockholders.
                     certificate of incorporation, (2)
                     preemptive rights, (3) prohibition of
                     stockholder action by written
                     consent, (4) persons authorized to
                     call special meetings of
                     stockholders, (5) articles related to
                     the board of directors, (6) amendment
                     of bylaws, (7) votes required for
                     certain transactions and (8) ap-
                     proval of certain business
                     combinations with interested
                     stockholders.
                     Under Delaware law, the power to
                     amend bylaws resides in the
                     stockholders entitled to vote,
                     provided that a corporation may, in
                     its certificate of incorporation,
                     confer the power to amend the bylaws
                     upon the directors. The fact that
                     such power has been conferred on the
                     directors does not divest nor limit
                     the power of the stockholders to
                     amend the bylaws. Bryan-College
                     Station FHC's certificate of
                     incorporation provides that the
                     bylaws may be amended by the board of
                     directors upon approval of a major-
                     ity of the entire board, or by the
                     affirmative vote of the holders of
                     80% of the voting power of the
                     outstanding stock.
STOCKHOLDER ACTIONS  Under Delaware law, unless otherwise   Under Texas law, stockholders may act
WITHOUT A MEETING:   provided in a corporation's            without a meeting if a written
                     certificate of incorporation,          consent is signed by all the
                     stockholders may act by written        stockholders entitled to vote on the
                     consent signed by the holders of       matter, unless a corporation's
                     outstanding shares having not less     articles of incorporation require
                     than the minimum number of votes       less than unanimous consent (but not
                     necessary to take such action at a     less than the number of votes
                     meeting.                               necessary to take the action at a
                                                            meeting).
                     Bryan-College Station FHC's
                     certificate of incorporation provides  Texas United's articles of
                     that any action required to be taken   incorporation provide for less than
                     or that may be taken at any annual or  unanimous consent when Stockholder
                     special meeting of stockholders of     action is taken without a meeting, as
                     the corporation may not be taken by    long as the consent is signed by the
                     written consent without a meeting.     holders of not less than the minimum

                           BRYAN-COLLEGE STATION FHC                    TEXAS UNITED
                                                            number of shares that would be
                                                            necessary to take such action at a
                                                            meeting.
SPECIAL MEETINGS OF  Stockholders of a Delaware             Special meetings of stockholders of a
STOCKHOLDERS:        corporation do not have a right to     Texas corporation may be called by
                     call a special meeting of              the president, the board of
                     stockholders unless such a right is    directors, other persons so
                     provided for in the corporation's      authorized in the corporation's
                     certificate of incorporation or        articles of incorporation or bylaws
                     bylaws. Bryan-College Station FHC's    or the holders of not less than 10%
                     bylaws provide that special meetings   of all the shares entitled to vote at
                     of stockholders may be called only by  the meeting, unless a different per-
                     the board of directors.                centage, not to exceed 50%, is
                                                            provided for in the articles of
                                                            incorporation. Texas United's
                                                            articles of incorporation provide
                                                            that special meetings of stockholders
                                                            can be called by the president or the
                                                            board of directors, or by
                                                            stockholders, but only at the request
                                                            of the holders of not less than 50%
                                                            of the outstanding shares of stock
                                                            entitled to vote at the meeting.
PROPOSAL OF          The Bryan-College Station FHC bylaws   The Texas United bylaws contain
BUSINESS;            contain advance notice procedures      written advance notice procedures
NOMINATION OF        which must be complied with in order   which must be complied with in order
DIRECTORS:           for a Stockholder to nominate a        for a Stockholder to nominate a
                     person to serve as director or         person to serve as a director. The
                     propose other business at an annual    Texas United bylaws generally require
                     meeting. The Bryan-College Station     a Stockholder to give written notice
                     FHC bylaws generally require a Stock-  of a proposed nominee at least 90
                     holder to give written notice of a     days in advance of the scheduled
                     proposed nominee at least 90 days      stockholders' meeting at which
                     prior to the meeting date; provided,   directors will be elected; provided,
                     however, that if Bryan-College         however, that if Texas United gives
                     Station FHC gives less than 100 days   less than 100 days notice of the
                     notice of the date of the meeting,     meeting, notice of a nomination
                     notice of a nomination proposed by a   proposed by a stockholder must be
                     Stockholder must be received within    received by the President of Texas
                     10 days following the mailing of the   United within 10 days following the
                     notice or public disclosure of the     notice of the meeting.
                     date of the meeting, whichever is
                     earlier.                               In addition, the Texas United bylaws
                                                            contain advance notice which must be
                     In addition, the Bryan-College         followed in order for a Texas United
                     Station FHC bylaws generally require   Stockholder to propose an item of
                     a Stockholder to give written notice   business for consideration at a
                     of a proposed item of business at      meeting of Texas United stock-
                     least 60 days prior to the             holders. To be timely, a
                     anniversary date of the prior year's   stockholder's notice must be
                     meeting; provided, however, that if    delivered to Texas United no later
                     the meeting date is 20 days earlier    than 60 days or earlier than 90 days
                     or 60 days later than the anniversary  prior to the first anniversary of the date, the notice must be delivered by  preceding year's annual meeting.
                     the later of 90 days prior to the
                     annual meeting or 10 days following
                     notice of the date of the annual
                     meeting.
LIMITATION OF        Bryan-College Station FHC's            Article 1302-7.06 of the Texas Civil
DIRECTOR LIABILITY:  certificate of incorporation limits    Statutes provides that the articles
                     personal liability of directors to     of incorporation may provide that a
                     the extent permitted by Delaware law.  director of the corporation shall not
                     Delaware law provides that no          be liable, or shall be
                     director

                           BRYAN-COLLEGE STATION FHC                    TEXAS UNITED
                     shall be personally liable to the      liable only to the extent provided in
                     corporation or its stockholders for    the articles of incorporation, to the
                     monetary damages for any breach of     corporation or its stockholders for
                     fiduciary duty as a director, except   monetary damages for an act or
                     for any liability of a director (1)    omission in the director's capacity
                     for any breach of the director's duty  as a director, provided that there
                     of loyalty to Bryan-College Station    shall be no limitation of liability
                     FHC or its stockholders, (2) for acts  of a director to the extent the
                     or omissions not in good faith or      director is found liable for (1) a
                     which involve intentional misconduct   breach of the director's duty of
                     or a knowing violation of the law,     loyalty to the corporation or its
                     (3) under Section 174 of the Delaware  stockholders, (2) an act or omission
                     General Corporation Law, relating to   not in good faith that constitutes a
                     unlawful payment of dividends or       breach of duty of the director to the
                     unlawful stock purchases or            corporation or that involves
                     redemptions, or (4) for any            intentional misconduct or a knowing
                     transaction from which the director    violation of law, (3) a transaction
                     derived an improper personal benefit.  from which the director received an improper benefit, whether or not the
                                                            benefit resulted from an action taken
                                                            within the scope of the director's
                                                            office, or (4) an act or omission for
                                                            which the liability of a director is
                                                            expressly provided by an applicable
                                                            statute.
                                                            Texas United's articles provide that
                                                            no director of Texas United will be
                                                            liable to Texas United or its
                                                            stockholders for monetary damages for
                                                            an act or omission in the director's
                                                            capacity as a director, except to the
                                                            extent the foregoing exemption from
                                                            liability is not permitted under
                                                            Texas law.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

  BRYAN-COLLEGE STATION FHC

     Bryan-College Station FHC's certificate of incorporation provides that certain business combinations (e.g., mergers, share exchanges, significant asset sales and significant stock issuances) involving "interested stockholders" of Bryan-College Station FHC require, in addition to any vote required by law, the approval of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An "interested stockholder" generally means a person who owns, directly or indirectly, more than 25% of the outstanding voting stock of Bryan-College Station FHC or who is an affiliate of Bryan-College Station FHC and at any time within the past two years was the owner of 25% of the then-outstanding voting stock of Bryan-College Station FHC.

     Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an "interested stockholder," (for purposes of Section 203) that person may not engage in certain business combinations with the corporation for a period of three years unless one of the following three exceptions applies:

     - the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder;

     - the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction in which it became an interested stockholder, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

     - the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting.

     A Delaware corporation may elect not to be governed by Section 203. Neither the certificate of incorporation nor the bylaws of Bryan-College Station FHC contain any provision expressly providing that Bryan-College Station FHC will not be subject to the provisions of Section 203.

  TEXAS UNITED

     Texas United is subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA), which provide that a Texas corporation such as Texas United may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an "Affiliated Stockholder" (generally defined as the holder of 20% or more of the corporation's voting shares) for a period of three years from the date such person became an Affiliated Stockholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Stockholder was approved by the board of directors of the corporation before the Affiliated Stockholder became an Affiliated Stockholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Stockholder, at a meeting of stockholders called for that purpose (and not by written consent), not less than six months after the Affiliated Stockholder became an Affiliated Stockholder.

     The Texas Business Combination Law is not applicable to:

     - the business combination of a corporation:

        (a) where the corporation's original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law,

        (b) that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law, or

        (c) that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated stockholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

     - a business combination of a corporation with an Affiliated Stockholder that became an Affiliated Stockholder inadvertently, if the Affiliated
       Stockholder:

        (a) as soon as practicable divests itself of enough shares to no longer be an Affiliated Stockholder; and

        (b) would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Stockholder but for the inadvertent acquisition;

     - a business combination with an Affiliated Stockholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

     - a business combination with an Affiliated Stockholder who became an Affiliated Stockholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Stockholder until the announcement date of the business combination; and

     - a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Stockholder other than by reason of the Affiliated Stockholder's beneficial ownership of the voting shares of the corporation.

     Neither the articles of incorporation nor the bylaws of Texas United contain any provision expressly providing that Texas United will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving Texas United, even if such event would be beneficial to Texas United's stockholders.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS OF TEXAS UNITED

     Management's Discussion and Analysis of Financial Condition and Results of Operations of Texas United analyzes the major elements of Texas United's balance sheets and statements of earnings. This section should be read in conjunction with Texas United's Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this proxy statement-prospectus.

OVERVIEW

     Texas United reported consolidated net earnings after taxes of $1.5 million or $0.59 per share (basic) for the three months ended March 31, 2002 compared with net earnings of $874,000 or $0.35 per share (basic) for the three months ended March 31, 2001, an increase in net earnings of $592,000 or 67.7%. The increase in net earnings was primarily due to an increase in mortgage servicing rights income. Net earnings for the year ended December 31, 2001 were $3.2 million or $1.29 per share (basic) compared with $3.0 million or $1.25 per share (basic) for the year ended December 31, 2000, an increase in net earnings of 6.7%. The increase was primarily due to maintaining the net interest margin and increasing noninterest income in relation to noninterest expense.

     Total assets were $442.6 million at March 31, 2002, a decrease of $11.0 million from $453.6 million at December 31, 2001. Total assets at December 31, 2001, 2000 and 1999 were $453.6 million, $379.6 million and $313.1 million, respectively. Total loans, including loans held for sale, were $276.1 million at March 31, 2002. Total loans at December 31, 2001, 2000 and 1999 were $274.9 million, $239.6 million and $173.8 million, respectively. Total deposits at March 31, 2002 and December 31, 2001, 2000 and 1999 were $370.6 million, $375.7 million, $336.3 million, and $260.0 million, respectively. Shareholders' equity was $28.0 million at March 31, 2002. Shareholders' equity at December 31, 2001, 2000 and 1999 was $27.4 million, $24.6 million and $19.8 million, respectively. For the three months ended March 31, 2002 and 2001, the return on average assets was 1.34% and 0.91%, respectively, and the return on average equity was 20.50% and 13.82%, respectively. The return on average assets for the years ended December 31, 2001, 2000 and 1999 was 0.77%, 0.90%, and 1.14%, respectively. The return on average equity for the years ended December 31, 2001, 2000, and 1999 was 12.07%, 14.18%, and 15.61%, respectively. Net income for the years ended December 31, 2001, 2000 and 1999 remained relatively constant while average assets and average equity increased.

RESULTS OF OPERATIONS

  NET INTEREST INCOME

     Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of Texas United's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. Texas United's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

     Net interest income increased $904,000 to $4.7 million for the three months ended March 31, 2002 compared with $3.8 million for the three months ended March 31, 2001. The increase is primarily attributed to a lower cost of funds on deposit accounts.

     2001 versus 2000. Net interest income increased from $13.9 million in 2000 to $16.8 million in 2001, a $2.9 million or 20.9% increase. This resulted in net interest margins of 4.68% and 4.70% and net interest spreads of 4.17% and 3.97% for 2001 and 2000, respectively. During 2001, the net interest margin was affected by a lower interest rate environment, resulting in a decrease in the yield on average interest-earning assets of

28 basis points. This was partially offset by an increase in volume and a decrease in the cost of funds of 49 basis points.

     2000 versus 1999. Net interest income totaled $13.9 million in 2000 compared with $11.4 million in 1999, an increase of $2.5 million or 21.9%. The increase in interest income resulted primarily from an increase in average interest-earning assets of $46.1 million in 2000 over 1999, versus an increase in average interest-bearing liabilities of $37.5 million during the same period. The net interest margin increased to 4.70% in 2000 from 4.56% in 1999.

     The following tables set forth for the periods indicated an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts. The tables also set forth the average rate earned on total interest-earning assets, the average rate paid on total interest-bearing liabilities and the net interest margin on average total interest-earning assets for the same periods. Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                                                                THREE MONTHS ENDED MARCH 31,
                                                             -------------------------------------------------------------------
                                                                           2002                               2001
                                                             --------------------------------   --------------------------------
                                                               AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE
                                                             OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/
                                                               BALANCE       PAID     RATE(1)     BALANCE       PAID     RATE(1)
                                                             -----------   --------   -------   -----------   --------   -------
                                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans....................................................   $275,039      $5,834      8.60%    $244,509      $5,921      9.82%
  Taxable securities.......................................     83,216       1,190      5.80       54,380         805      6.00
  Non-taxable securities...................................     25,023         279      4.52       29,028         323      4.51
  Federal funds sold.......................................      4,028          19      1.91       14,907         218      5.93
                                                              --------      ------               --------      ------
  Total interest-earning assets............................    387,306       7,322      7.67      342,824       7,267      8.60
  Less allowance for loan losses...........................      1,947                              1,709
                                                              --------                           --------
    Total interest-earning assets, net of allowance........    385,359                            341,115
Non-earning assets.........................................     51,942                             41,759
                                                              --------                           --------
    Total assets...........................................   $437,301                           $382,874
                                                              ========                           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand deposits.........................   $ 96,127      $  487      2.05%    $ 70,559      $  542      3.12%
  Savings and money market accounts........................     55,064         263      1.94       52,498         399      3.08
  Time deposits............................................    147,934       1,487      4.08      153,060       2,206      5.84
  Federal funds purchased and other borrowings.............     29,205         239      3.32        8,555         128      6.07
Company obligated mandatorily redeemable capital securities
  of subsidiary trust......................................      7,000         183     10.60        7,000         233     13.50
                                                              --------      ------               --------      ------
  Total interest-bearing liabilities.......................    335,330       2,659      3.22      291,672       3,508      4.88
                                                                            ------                             ------
Noninterest-bearing liabilities
  Demand deposits..........................................     68,036                             61,754
  Other liabilities........................................      5,330                              4,146
                                                              --------                           --------
    Total liabilities......................................    408,696                            357,572
  Shareholders' equity.....................................     28,605                             25,302
                                                              --------                           --------
    Total liabilities and shareholders' equity.............   $437,301                           $382,874
                                                              ========                           ========
Net interest income........................................                 $4,663                             $3,759
                                                                            ======                             ======
Net interest spread........................................                             4.45%                              3.72%
Net interest margin........................................                             4.88%                              4.45%

---------------

(1) Annualized.

                                                         YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------------------
                                                 2001                               2000
                                   --------------------------------   --------------------------------
                                     AVERAGE     INTEREST   AVERAGE     AVERAGE     INTEREST   AVERAGE
                                   OUTSTANDING   EARNED/    YIELD/    OUTSTANDING   EARNED/    YIELD/
                                     BALANCE       PAID      RATE       BALANCE       PAID      RATE
                                   -----------   --------   -------   -----------   --------   -------
                                                         (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans..........................   $264,129     $24,486      9.27%    $204,058     $19,998     9.80%
  Taxable securities.............     60,428       3,895      6.45       53,257       3,465     6.51
  Non-taxable securities.........     27,441       1,154      4.21       27,448       1,230     4.48
  Federal funds sold.............      7,847         359      4.57       10,370         662     6.38
                                    --------     -------               --------     -------
  Total interest-earning
    assets.......................    359,845      29,894      8.31      295,133      25,355     8.59
  Less allowance for loan
    losses.......................      1,697                              1,709
                                    --------                           --------
    Total interest-earning
      assets, net of allowance...    358,148                            293,424
Non-earning assets...............     57,997                             44,938
                                    --------                           --------
    Total assets.................   $416,145                           $338,362
                                    ========                           ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest-bearing liabilities:
  Interest-bearing demand
    deposits.....................   $ 82,422     $ 1,943      2.36%    $ 50,397     $ 1,644     3.26%
  Savings and money market
    accounts.....................     51,753       1,348      2.60       49,151       1,498     3.05
  Time deposits..................    155,418       8,192      5.27      125,254       6,827     5.45
  Federal funds purchased and
    other borrowings.............     19,342         789      4.08       20,842       1,326     6.36
Company obligated mandatorily
  redeemable capital securities
  of subsidiary trust............      7,000         792     11.31        2,206         187     8.48
                                    --------     -------               --------     -------
  Total interest-bearing
    liabilities..................    315,935      13,064      4.14      247,850      11,482     4.63
                                                 -------                            -------
Noninterest-bearing liabilities
  Demand deposits................     67,611                             61,721
  Other liabilities..............      5,887                              7,375
                                    --------                           --------
    Total liabilities............    389,433                            316,946
  Shareholders' equity...........     26,712                             21,416
                                    --------                           --------
    Total liabilities and
      shareholders' equity.......   $416,145                           $338,362
                                    ========                           ========
Net interest income..............                $16,830                            $13,873
                                                 =======                            =======
Net interest spread..............                             4.17%                             3.97%
Net interest margin..............                             4.68%                             4.70%

                                       YEAR ENDED DECEMBER 31,
                                   --------------------------------
                                                 1999
                                   --------------------------------
                                     AVERAGE     INTEREST   AVERAGE
                                   OUTSTANDING   EARNED/    YIELD/
                                     BALANCE       PAID      RATE
                                   -----------   --------   -------
                                        (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans..........................   $140,025     $13,378     9.55%
  Taxable securities.............     76,945       4,803     6.24
  Non-taxable securities.........     29,277       1,346     4.60
  Federal funds sold.............      2,792         137     4.91
                                    --------     -------
  Total interest-earning
    assets.......................    249,039      19,664     7.90
  Less allowance for loan
    losses.......................      1,598
                                    --------
    Total interest-earning
      assets, net of allowance...    247,441
Non-earning assets...............     29,939
                                    --------
    Total assets.................   $277,380
                                    ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest-bearing liabilities:
  Interest-bearing demand
    deposits.....................   $ 39,488     $   763     1.93%
  Savings and money market
    accounts.....................     42,722       1,273     2.98
  Time deposits..................    106,700       5,026     4.71
  Federal funds purchased and
    other borrowings.............     21,405       1,252     5.85
Company obligated mandatorily
  redeemable capital securities
  of subsidiary trust............         --          --       --
                                    --------     -------
  Total interest-bearing
    liabilities..................    210,315       8,314     3.95
                                                 -------
Noninterest-bearing liabilities
  Demand deposits................     42,313
  Other liabilities..............      4,420
                                    --------
    Total liabilities............    257,048
  Shareholders' equity...........     20,332
                                    --------
    Total liabilities and
      shareholders' equity.......   $277,380
                                    ========
Net interest income..............                $11,350
                                                 =======
Net interest spread..............                            3.98%
Net interest margin..............                            4.56%

     The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to outstanding balances and the volatility of interest rates. For purposes of these tables, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and rate.

                                   THREE MONTHS
                                 ENDED MARCH 31,                              YEAR ENDED DECEMBER 31,
                                 ----------------            ----------------------------------------------------------
                                  2002 VS. 2001                     2001 VS. 2000                 2000 VS. 1999
                                 ----------------            ---------------------------   ----------------------------
                                     INCREASE                     INCREASE                      INCREASE
                                    (DECREASE)                   (DECREASE)                    (DECREASE)
                                      DUE TO                       DUE TO                        DUE TO
                                 ----------------            ------------------            ------------------
                                 VOLUME    RATE     TOTAL     VOLUME     RATE     TOTAL     VOLUME     RATE      TOTAL
                                 ------   -------   ------    ------    -------   ------    ------    -------   -------
                                                                 (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans........................   $656    $  (743)  $  (87)   $5,569    $(1,081)  $4,488   $ 6,275    $   345   $ 6,620
  Securities...................    356        (15)     341       412        (58)     354    (1,485)        31    (1,454)
  Federal funds sold...........    (52)      (147)    (199)     (115)      (188)    (303)      483         42       525
                                  ----    -------   ------    ------    -------   ------   -------    -------   -------
Total increase (decrease) in
  interest income..............    960       (905)      55     5,866     (1,327)   4,539     5,273        418     5,691
INTEREST-BEARING LIABILITIES:
  Interest-bearing demand
    deposits...................    131       (186)     (55)      756       (457)     299       356        525       881
  Savings and money market
    accounts...................     12       (148)    (136)       68       (218)    (150)      196         29       225
  Time deposits................    (52)      (667)    (719)    1,590       (225)   1,365     1,011        790     1,801
Company obligated mandatorily
  redeemable capital securities
  of subsidiary trust..........     --        (50)     (50)      605         --      605       187         --       187
  Federal funds purchased and
    other borrowings...........    171        (60)     111       (61)      (476)    (537)      (36)       110        74
                                  ----    -------   ------    ------    -------   ------   -------    -------   -------
Total increase (decrease) in
  interest expense.............    262     (1,111)    (849)    2,958     (1,376)   1,582     1,714      1,454     3,168
                                  ----    -------   ------    ------    -------   ------   -------    -------   -------
Increase (decrease) in net
  interest income..............   $698    $   206   $  904    $2,908    $    49   $2,957   $ 3,559    $(1,036)  $ 2,523
                                  ====    =======   ======    ======    =======   ======   =======    =======   =======

  PROVISION FOR LOAN LOSSES

     Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by management of Texas United based on such factors as historical experience, the volume and type of lending conducted by Texas United, the amount of nonperforming assets, regulatory policies, generally accepted accounting principles, general economic conditions and other factors related to the collectibility of loans in Texas United's portfolio.

     For the three months ended March 31, 2002 and 2001, Texas United made provisions for loan losses of $450,000 and $129,000, respectively. The increase was primarily in response to growth in the loan portfolio during 2000 and 2001 and the increase in commercial loans, which generally carry more risk than mortgage loans, combined with the increase in nonperforming assets and the prolonged deterioration of general economic conditions. For the years ended December 31, 2001, 2000 and 1999, Texas United recorded provisions for loan losses of $925,000, $293,000 and $188,000, respectively. Texas United increased its provisions made in 2001 primarily due to growth in the loan portfolio, changes in the Central Texas economy and the increase of $321,000 in net loan charge-offs in 2001 compared with 2000.

  NONINTEREST INCOME

     Texas United's primary sources of recurring noninterest income are service charges on deposit accounts and fee income. Noninterest income increased $1.5 million to $3.2 million for the three months ended March 31, 2002 compared with $1.7 million for the three months ended March 31, 2001. The increase is primarily attributed to a $910,000 increase in mortgage servicing rights income and gain on sales of loans and $325,000 in gains on the sale of investments.

     Noninterest income for the year ended December 31, 2001 was $7.9 million, an increase of $2.6 million or 49.1% from $5.3 million in 2000. The increase was primarily due to an increase in fees resulting from a larger deposit base over which fees were collected and an increase in mortgage servicing rights income resulting from increased sales of mortgage loans. Noninterest income was $5.3 million for the year ended December 31, 2000 compared with $3.9 million for the year ended December 31, 1999, an increase of $1.5 million or 37.8%, which also resulted from a larger deposit base and to a lesser extent due to increased mortgage servicing rights income.

     The following table presents, for the periods indicated, the major categories of noninterest income:

                                                     THREE MONTHS
                                                         ENDED
                                                       MARCH 31,      YEARS ENDED DECEMBER 31,
                                                    ---------------   ------------------------
                                                     2002     2001     2001     2000     1999
                                                    ------   ------   ------   ------   ------
                                                              (DOLLARS IN THOUSANDS)
Service charges on deposit accounts...............  $2,188   $1,187   $4,555   $3,581   $2,667
Other noninterest income..........................     967      480    3,310    1,727    1,185
                                                    ------   ------   ------   ------   ------
     Total noninterest income.....................  $3,155   $1,667   $7,865   $5,308   $3,852
                                                    ======   ======   ======   ======   ======

  NONINTEREST EXPENSE

     Noninterest expense increased $1.1 million to $5.3 million for the three months ended March 31, 2002 compared with $4.2 million for the three months ended March 31, 2001. The increase is primarily due to an increase in employee compensation and benefits of $777,000 primarily due to the addition of staff to meet continued loan growth and the addition of one banking center and two loan production offices and an increase in other operating expenses of $257,000.

     For the years ended December 31, 2001, 2000 and 1999, noninterest expense totaled $19.8 million, $15.5 million and $11.2 million, respectively. The 27.9% increase in 2001 was primarily the result of the opening of additional banking centers in Lexington in June 2001, Austin in January 2001 and Cedar Park in June 2000. The increase in total noninterest expense for 2000 over 1999 of $4.3 million or 38.0% was primarily the result of expenses related to the acquisition of two branches in Hempstead and Waller from Texas Guaranty Bank in October 2000, the acquisition of Pamela Kruger and Associates (now known as Third Coast Wealth Advisors) in September 2000, the acquisition of a branch in Pleasanton from First National Bank of South Texas in December 1999 and the acquisition of First State Bank in Dime Box in July 1999. Texas United's efficiency ratios, calculated by dividing total noninterest expenses by net interest income on a tax equivalent basis plus noninterest income, were 79.10% in 2001, 79.78% in 2000 and 70.45% in 1999.

     The following table presents, for the periods indicated, the major categories of noninterest expense:

                                                  THREE MONTHS
                                                      ENDED
                                                    MARCH 31,       YEARS ENDED DECEMBER 31,
                                                 ---------------   ---------------------------
                                                  2002     2001     2001      2000      1999
                                                 ------   ------   -------   -------   -------
                                                            (DOLLARS IN THOUSANDS)
Employee compensation and benefits.............  $2,972   $2,195   $ 9,877   $ 7,940   $ 5,784
Non-staff expenses:
  Net occupancy expense........................     306      176     1,063       890       609
  Depreciation and amortization................     374      354     1,330       834       795
  Legal and professional fees..................     193       82       393       293       275
  Data processing..............................     158      158       377       404       400
  Goodwill amortization........................      52      133       533       261        43
  Other........................................   1,293    1,118     6,188     4,828     3,292
                                                 ------   ------   -------   -------   -------
     Total non-staff expenses..................   2,376    2,021     9,884     7,510     5,414
                                                 ------   ------   -------   -------   -------
     Total noninterest expenses................  $5,348   $4,216   $19,761   $15,450   $11,198
                                                 ======   ======   =======   =======   =======

     Employee compensation and benefits expense for the year ended December 31, 2001, was $9.9 million, an increase of $1.9 million or 24.4% over the $7.9 million for 2000. The increase was due primarily to the opening of banking centers in Austin and Lexington and the full effect from the banking centers which were acquired or opened during 1999. The number of full-time equivalent employees was 233 at December 31, 2001 compared with 200 at December 31, 2000, an increase of 16.5%. Employee compensation and benefits expense for the year ended December 31, 1999 was $5.8 million. The $2.2 million increase in employee compensation and benefits for 2000 was primarily the result of increased staff absorbed from the acquisition of First State Bank in Dime Box in July 1999, the Pleasanton branch in December 1999 and the Hempstead and Waller branches in October 2000 and the opening of the Cedar Park banking center in June 2000.

     Non-staff expenses for the year ended December 31, 2001 were $9.9 million, an increase of $2.4 million or 31.6% over $7.5 million for 2000 primarily due to expanded operations. Non-staff expenses increased $2.1 million or 38.9% from $5.4 million for the year ended December 31, 1999 to $7.5 million for 2000. The increase during both periods was primarily due to the acquisitions and new banking centers discussed above.

     The State of Texas imposes a franchise tax. The franchise tax due is computed based on the greater of net taxable capital or net taxable earned surplus. In each year, Texas United's franchise tax was paid based upon net taxable capital. Total franchise tax expense, which was included as part of other noninterest expense, was $42,000 in 2001, $37,000 in 2000 and $18,000 in 1999.

  INCOME TAXES

     Federal income tax is reported as income tax expense and is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense and the amount of other non-deductible expense. Income tax expense increased approximately $384,000 to $785,000 for the year ended December 31, 2001 from $401,000 for 2000. The increase was primarily attributable to increased taxable income. Income tax expense in 1999 was $642,000. The effective tax rates in 2001, 2000 and 1999 were 19.6%, 11.7% and
16.8%, respectively. Fluctuations in the effective rate are primarily due to changes in the amount of tax-exempt income.

     If, as expected, total assets exceed $500 million as of December 31, 2002, Texas United will be considered a "large" bank for federal income tax purposes. As a result, Texas United will be required to change its method for determining the tax allowance for loan losses from the experience method currently used to the direct write-off method. As a result of this change, Texas United will be required to recognize income on the current allowance for loan losses for tax purposes. Under the current federal tax law, Texas United will be allowed to recognize the income incrementally over a four year period.

     As of December 31, 2001, the combined tax allowance for loan losses of Texas United and Bryan-College Station FHC was approximately $1.3 million. The change in the method will not have an income statement effect as deferred income taxes have been provided on the difference between the book and tax allowance for loan losses. However, the change in the tax method of determining the allowance for loan losses will result in additional cash paid for income taxes of approximately $40,000, $90,000, $135,000 and $180,000 in the years ended December 31, 2002, 2003, 2004 and 2005, respectively.

  IMPACT OF INFLATION

     The effects of inflation on the local economy and on Texas United's operating results have been relatively modest for the past several years. Since substantially all of Texas United's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. Texas United tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "Interest Rate Sensitivity and Market Risk" on page 79.

  GOODWILL AMORTIZATION

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, (SFAS 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all future business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and subsequently, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, after its adoption.

     The provisions of SFAS 141 became effective as of July 1, 2001, and Texas United adopted the provisions of SFAS 142 in the first quarter of 2002.

     As of the date of adoption of SFAS 142, Texas United had unamortized goodwill in the amount of $3.4 million, all of which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $125,000, $118,000 and $61,000 for the years ended December 31, 2001, 2000 and
1999, respectively. Management expects that Texas United will no longer record such amount of annual amortization expense relating to existing goodwill.

FINANCIAL CONDITION

  LOAN PORTFOLIO

     Texas United provides a broad range of commercial, real estate and consumer loan products to small and medium-sized businesses and individuals. Total loans were $276.1 million at March 31, 2002, an increase of $1.2 million from $274.9 million at December 31, 2001. Total loans were $274.9 million at December 31, 2001, an increase of $35.3 million or 14.7% from $239.6 million at December 31, 2000. Loan growth occurred primarily in mortgage loans. Loans comprised 76.4% of average earning assets at December 31, 2001 compared with 81.2% at December 31, 2000.

     Total loans increased by $65.8 million or approximately 37.9% to $239.6 million at December 31, 2000 from $173.8 million at December 31, 1999. The growth primarily occurred in 1-4 family residential mortgage loans. In 1999, total loans increased by $59.8 million to $173.8 million at December 31, 1999 from $114.0 million at December 31, 1998.

     The following table summarizes the loan portfolio of Texas United by type of loan at the periods indicated:

                                                             MARCH 31, 2002     DECEMBER 31, 2001
                                                           ------------------   ------------------
                                                            AMOUNT    PERCENT    AMOUNT    PERCENT
                                                           --------   -------   --------   -------
                                                                   (DOLLARS IN THOUSANDS)
Commercial and industrial................................  $ 59,109     21.4%   $ 53,401     19.4%
Real estate:
  1-4 family residential.................................   104,122     37.7     114,663     41.7
  Commercial mortgages...................................    35,745     12.9      35,886     13.1
  Held for sale..........................................     3,850      1.4         817      0.3
  Other..................................................    30,665     11.1      23,970      8.7
Consumer.................................................    42,602     15.5      46,208     16.8
                                                           --------    -----    --------    -----
  Total loans............................................  $276,093    100.0%   $274,945    100.0%
                                                                       =====                =====
Allowance for loan losses................................     2,139                1,754
                                                           --------             --------
    Net loans............................................  $273,954             $273,191
                                                           ========             ========

                                                               DECEMBER 31,
                             --------------------------------------------------------------------------------
                                    2000                 1999                 1998               1997(1)
                             ------------------   ------------------   ------------------   -----------------
                              AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT   AMOUNT    PERCENT
                             --------   -------   --------   -------   --------   -------   -------   -------
                                                          (DOLLARS IN THOUSANDS)
Commercial and
  industrial...............  $ 49,955     20.8%   $ 32,165     18.5%   $ 19,433     17.0%   $ 8,238     12.9%
Real estate:
  1-4 family residential...    78,404     32.7      51,786     29.8      41,562     36.5     22,971     36.0
  Commercial mortgages.....    31,753     13.3      25,018     14.4      15,281     13.4     10,589     16.6
  Held for sale............     3,669      1.5       3,587      2.1       3,332      2.9        509      0.8
  Other....................    28,642     12.0      18,449     10.6       8,450      7.4      6,842     10.7
Consumer...................    47,218     19.7      42,792     24.6      25,971     22.8     14,709     23.0
                             --------    -----    --------    -----    --------    -----    -------    -----
  Total loans..............  $239,641    100.0%   $173,797    100.0%   $114,029    100.0%   $63,858    100.0%
                                         =====                =====                =====               =====
Allowance for loan
  losses...................     1,590                1,737                1,278                 805
                             --------             --------             --------             -------
  Net loans................  $238,051             $172,060             $112,751             $63,053
                             ========             ========             ========             =======

---------------

(1) Represents financial information for Premier Bancshares only.

     The primary lending focus of Texas United is on one to four family residential mortgage loans to individuals and loans to small and medium-sized businesses. Texas United offers business loans, commercial, real estate loans, equipment loans, working capital loans, term loans, revolving lines of credit and letters of credit. Most commercial loans are collateralized and on payment programs. The purpose of a particular loan generally determines its structure. In almost all cases, Texas United requires personal guarantees on commercial loans to help assure repayment.

  COMMERCIAL

     Texas United's commercial loans are primarily made within its market area and are underwritten on the basis of the borrower's ability to service the debt from income. As a general practice, Texas United takes as collateral a lien on any available real estate, equipment, or other assets owned by the borrower and obtains the personal guaranty of the borrower. In general, commercial loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than mortgage loans. As a result of these additional complexities, variables and risks, commercial loans require more thorough underwriting and servicing than other types of loans.

     In addition to commercial loans secured by real estate, Texas United makes commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures. Commercial mortgage lending typically involves higher loan principal amounts and the repayment of loans is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. As a general practice, Texas United requires its commercial mortgage loans to be secured by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. Texas United looks for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor's net worth is centered on assets other than the project Texas United is financing.

     Texas United's commercial mortgage loans are generally secured by first liens on real estate, typically have fixed interest rates and amortize over a 10 to 15 year period with balloon payments due at the end of one to nine years. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans.

  ONE TO FOUR FAMILY RESIDENTIAL MORTGAGE

     A significant portion of Texas United's lending activity has consisted of the origination of 1-4 family residential mortgage loans collateralized by owner-occupied properties located in its market areas. Texas United offers a variety of mortgage loan products which generally are amortized over five to 25 years. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of the lower of cost or appraised value or have mortgage insurance. Of the mortgage loans originated, Texas United generally retains shorter-term loans with variable rates and sells longer-term fixed-rate loans to Fannie Mae and retains the servicing.

     Texas United retains a valid lien on real estate and obtains a title insurance policy that insures that the property is free of encumbrances. Texas United also requires hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by the Department of Housing and Urban Development, Texas United also requires flood insurance. Texas United also requires most borrowers to advance funds on a monthly basis from which it makes disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance.

     In underwriting commercial mortgage loans, Texas United considers the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower.

     Texas United also makes loans to finance the construction of residential and, to a limited extent, nonresidential properties. Construction loans generally are secured by first liens on real estate. Texas United conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in Texas United's construction lending activities. In keeping with the community-oriented nature of its customer base, Texas United provides construction and permanent financing for churches located within its market area. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Texas United is forced to foreclose on a project prior to completion, there is no assurance that it will be able to recover all of the unpaid portion of the loan. In addition, Texas United may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While Texas United has underwriting procedures designed to identify what it believes to be acceptable levels of risks in construction lending, it can give no assurance that these procedures will prevent losses from the risks described above.

  CONSUMER

     Texas United provides a wide variety of consumer loans including motor vehicle, watercraft, education, personal (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. As of December 31, 2001, Texas United had no indirect consumer loans, indicating a preference to maintain personal banking relationships and strict underwriting standards. Installment loans have decreased during the last five years, reflecting management's tight control of consumer credit due to record high personal bankruptcy filings nationwide.

  UNDERWRITING STRATEGY

     Texas United rarely makes loans at its legal lending limit. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. Texas United's strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices which include:

     - granting loans on a sound and collectible basis;

     - investing funds properly for the benefit of stockholders and the protection of depositors;

     - serving the legitimate needs of the community and Texas United's general market area while obtaining a balance between maximum yield and minimum risk;

     - ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

     - developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and

     - ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. Texas United's loan review and compliance personnel interact daily with commercial, mortgage and consumer lenders to identify potential underwriting or technical exception variances.

In addition, Texas United has placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum.

     As of March 31, 2002, Texas United's one to four family real estate loan portfolio was $104.1 million. A significant portion of this amount is repriceable after one year.

     The contractual maturity ranges of each of the primary categories of Texas United's loan portfolio and the amount of such loans with predetermined interest rates and floating interest rates in each maturity range as of March 31, 2002 are summarized in the following table:

                                                            MARCH 31, 2002
                                             ---------------------------------------------
                                                        AFTER ONE
                                             ONE YEAR    THROUGH     AFTER FIVE
                                             OR LESS    FIVE YEARS     YEARS       TOTAL
                                             --------   ----------   ----------   --------
                                                        (DOLLARS IN THOUSANDS)
Commercial and industrial..................  $ 44,417    $14,518      $   174     $ 59,109
Real estate................................    99,417     50,638       24,327      174,382
Consumer...................................    16,625     25,667          310       42,602
                                             --------    -------      -------     --------
     Total.................................  $160,459    $90,823      $24,811     $276,093
                                             ========    =======      =======     ========
Loans with a predetermined interest rate...  $ 78,875    $58,809      $24,811     $162,495
Loans with a floating interest rate........    81,584     32,014           --      113,598
                                             --------    -------      -------     --------
     Total.................................  $160,459    $90,823      $24,811     $276,093
                                             ========    =======      =======     ========

  NONPERFORMING ASSETS

     Texas United has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. Texas United has established underwriting guidelines to be followed by its officers and also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that Texas United's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

     Nonperforming assets were $804,000 at March 31, 2002 compared with $562,000 at December 31, 2001, an increase of $242,000 or 43.1% primarily due to the prolonged deterioration in general economic conditions. Nonperforming assets were $562,000 at December 31, 2001 compared with $1.2 million at December 31, 2000, a decrease of $640,000 or 53.2% reflecting continued sound asset quality. The decrease was primarily due to the charge-off of loans and sale of other real estate owned. The ratio of nonperforming assets to total loans and other real estate was 0.29%, 0.20% and 0.50% at March 31, 2002, December 31, 2001 and
December 31, 2000, respectively. Nonperforming assets decreased during 1999 from $1.3 million at December 31, 1999 to $1.2 million at December 31, 2000.

     Texas United generally places a loan on nonaccrual status and ceases to accrue interest when loan payment performance is deemed unsatisfactory. Loans where the interest payments jeopardize the collection of principal are placed on nonaccrual status, unless the loan is both well-secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. While Texas United is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring, Texas United had no restructured loans at March 31, 2002 or December 31, 2001. In addition to an internal loan review, Texas United retains TIB Service Company for an annual external review to evaluate the loan portfolio.

     Texas United maintains current appraisals on loans secured by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses. Texas United records other real estate at fair value at the time of acquisition, less estimated costs to sell.

     Texas United has adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting for Creditors for Impairment of a Loan-Income Recognition and Disclosures. Under SFAS No. 114, as amended, a loan is considered impaired based on current information and events if it is probable that Texas United will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. The implementation of SFAS No. 114 did not have a material adverse affect on Texas United's financial statements.

     The following table presents information regarding nonperforming assets as of the dates indicated:

                                     MARCH 31,                DECEMBER 31,
                                     ---------   ---------------------------------------
                                       2002      2001    2000     1999    1998   1997(1)
                                     ---------   ----   ------   ------   ----   -------
                                                   (DOLLARS IN THOUSANDS)
Nonaccrual loans...................    $611      $380   $  680   $  656   $244    $117
Accruing loans past due 90 days or
  more.............................     178       144      334      301    175       7
Restructured loans.................      --        --       --       --     --      --
Other real estate..................      15        38      188      321    208     213
                                       ----      ----   ------   ------   ----    ----
     Total nonperforming assets....    $804      $562   $1,202   $1,278   $627    $337
                                       ====      ====   ======   ======   ====    ====
Nonperforming assets to total loans
  and other real estate............    0.29%     0.20%    0.50%    0.74%  0.55%   0.53%

---------------

(1) Represents financial information for Premier Bancshares only.

  ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses in Texas United's loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to Texas United's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of Texas United's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the evaluation of its loan portfolio by the annual external loan review. Charge-offs occur when loans are deemed to be uncollectible.

     In originating loans, Texas United recognizes that loan losses will be experienced and the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for such loan. Texas United maintains an allowance for loan losses based upon, among other things, historical experience, the volume and type of lending conducted by Texas United, the amount of nonperforming assets, regulatory policies, generally accepted accounting principles, general economic conditions and other factors related to the collectibility of loans in Texas United's portfolio.

     Texas United has several systems in place to assist in maintaining the overall quality of its loan portfolio. Texas United has established underwriting guidelines to be followed at each of its banking centers. Texas United also monitors its delinquency levels for any negative or adverse trends and particularly monitors credits that have a total exposure of $75,000 or more. However, there can be no assurance that Texas United's loan portfolio will not become subject to increasing pressures from deteriorating borrower creditworthiness due to general economic conditions.

     Texas United utilizes a model to determine the specific and general portions of the allowance for loan losses. Through the loan review process, management assigns one of six loan grades to each loan, according to payment history, collateral values and financial condition of the borrower. Specific reserves are allocated for loans assigned to a grade of "watch" or below, meaning that management has determined that deterioration in a loan has occurred. The percentage of the specific allocation for each loan is based on the risk elements attributable to that particular loan. In addition, a general allocation is made for all loans in an amount determined based on general economic conditions, historical loan loss experience, loan growth within a category, amount of past due loans and peer averages. Management maintains the allowance based on the amounts determined using the procedures set forth above.

     Texas United then charges to operations a provision for loan losses to maintain the allowance for loan losses at an adequate level determined by the foregoing methodology. In addition, Texas United contracts with TIB Service Company to perform an external loan review annually.

     The loan grades discussed above aid Texas United in monitoring the overall quality of the loan portfolio. Loans categorized as watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. Texas United reviews these loans to assist in assessing the adequacy of the allowance for loan losses. At March 31, 2002, at December 31, 2001, 2000 and 1999, Texas United had $374,000, $2.8 million, $1.7 million and $1.4 million of watch list loans, respectively.

     Loans internally classified as "substandard" or in the more severe categories of "doubtful" or "loss" are those loans that at a minimum have clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the debt. At March 31, 2002, Texas United had $2.2 million in loans classified as substandard, or 0.80% of total loans. At December 31, 2001, Texas United had $958,000 in loans classified as substandard, or 0.35% of total loans, compared with $643,000, or 0.27% of total loans, at December 31, 2000. The increase is primarily attributed to a slight deterioration in the consumer loan portfolio due to general economic conditions in the Central Texas area. At March 31, 2002, Texas United had a $148,000 loan classified as doubtful and no loans classified as loss. At December 31, 2001 and 2000, Texas United had no loans classified as doubtful or loss.

     Management actively monitors Texas United's asset quality and provides specific loss allowances when necessary. Loans are charged-off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations. As of March 31, 2002, the allowance for loan losses amounted to $2.1 million or 0.77% of total loans. The allowance for loan losses as a percentage of nonperforming loans was 271.1% at March 31, 2002.

     At December 31, 2001, the allowance for loan losses was $1.8 million or 0.64% of total loans. For the year ended December 31, 2001, net loan charge-offs totaled $761,000 or 0.3% of average loans outstanding for the period, compared with $440,000 in net loan charge-offs or 0.2% of average loans for the year ended December 31, 2000. During 2001, Texas United recorded a provision for loan losses of $925,000 compared with $293,000 for 2000. The increase in the provision for 2001 is primarily due to growth in the loan portfolio, changes in the Central Texas economy and the increase of $321,000 in net loan charge-offs in 2001 compared with 2000. Texas United made a provision for loan losses of $188,000 for 1999. At December 31, 2000, the allowance for loan losses totaled $1.6 million, or 0.67% of total loans. At December 31, 1999, the allowance for loan losses totaled $1.7 million or 1.0% of total loans.

     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                  THREE
                                 MONTHS
                                  ENDED
                                MARCH 31,                YEARS ENDED DECEMBER 31,
                                ---------   ---------------------------------------------------
                                  2002        2001       2000       1999       1998     1997(1)
                                ---------   --------   --------   --------   --------   -------
                                                          (DOLLARS IN THOUSANDS)
Average loans outstanding.....  $275,039    $264,129   $204,058   $140,025   $106,220   $61,119
                                ========    ========   ========   ========   ========   =======
Gross loans outstanding at end
  of period...................  $276,121    $274,945   $239,641   $173,797   $114,029   $63,858
                                ========    ========   ========   ========   ========   =======
Allowance for loan losses at
  beginning of period.........  $  1,754    $  1,590   $  1,737   $  1,278   $    805   $   645
Provision for loan losses.....       450         925        293        188        131        --
Balance acquired from
  mergers.....................        --          --         --        492        647       122
Charge-offs:
  Commercial and industrial...       (30)       (389)      (452)      (351)       (62)      (92)
  Real estate.................        --         (37)       (41)       (59)       (98)     (109)
  Consumer....................      (331)       (881)    (1,145)      (361)      (198)      (80)
  Other.......................        --         (76)        --        (26)      (193)       --
Recoveries:
  Commercial and industrial...        92         153        364        218         48       152
  Real estate.................         8          23        173         37         42       137
  Consumer....................       192         434        622        221        122        30
  Other.......................         4          12         39        100         34        --
                                --------    --------   --------   --------   --------   -------
Net loan (charge-offs)
  recoveries..................       (65)       (761)      (440)      (221)      (305)       38
Allowance for loan losses at
  end of period...............  $  2,139    $  1,754   $  1,590   $  1,737   $  1,278   $   805
                                ========    ========   ========   ========   ========   =======
Ratio of allowance to end of
  period loans................      0.77%       0.64%      0.66%      1.00%      1.12%     1.26%
Ratio of net loan charge-offs
  (recoveries) to average
  loans.......................      0.02%       0.29%      0.22%      0.16%      0.32%    (0.11)%
Ratio of allowance to end of
  period nonperforming
  loans.......................    271.10%     334.73%    156.80%    181.50%    305.01%   649.19%

---------------

(1) Represents financial information for Premier Bancshares only.

     The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                  MARCH 31,                             DECEMBER 31,
                              -----------------   ---------------------------------------------------------
                                    2002                2001                2000                1999
                              -----------------   -----------------   -----------------   -----------------
                                       PERCENT             PERCENT             PERCENT             PERCENT
                                       OF LOANS            OF LOANS            OF LOANS            OF LOANS
                                       TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                              AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                              ------   --------   ------   --------   ------   --------   ------   --------
                                                         (DOLLARS IN THOUSANDS)
Balance of allowance for
  loan losses applicable to:
  Commercial and
    industrial..............  $  239     21.4%    $  212     19.4%    $  225     20.8%    $  160     18.5%
  Real estate:
    1-4 family
      residential...........     144     37.7        123     41.7        135     32.7        153     29.8
    Commercial mortgage.....     200     12.9        188     13.1        205     13.3        245     14.4
    Held for sale...........      --      1.4         --      0.3         --      1.5         --      2.1
    Other...................     125     11.1        125      8.7        130     12.0         94     10.6
  Consumer..................     550     15.5        476     16.8        375     19.7        434     24.6
  Unallocated...............     881       --        630       --        520       --        651       --
                              ------    -----     ------    -----     ------    -----     ------    -----
        Total allowance for
          loan losses.......  $2,139    100.0%    $1,754    100.0%    $1,590    100.0%    $1,737    100.0%
                              ======    =====     ======    =====     ======    =====     ======    =====

                                          DECEMBER 31,
                              -------------------------------------
                                    1998               1997(1)
                              -----------------   -----------------
                                       PERCENT             PERCENT
                                       OF LOANS            OF LOANS
                                       TO TOTAL            TO TOTAL
                              AMOUNT    LOANS     AMOUNT    LOANS
                              ------   --------   ------   --------
                                     (DOLLARS IN THOUSANDS)
Balance of allowance for
  loan losses applicable to:
  Commercial and
    industrial..............  $  115     17.0%     $ 75      12.9%
  Real estate:
    1-4 family
      residential...........      90     36.5        75      36.0
    Commercial mortgage.....     213     13.4       124      16.6
    Held for sale...........      --      2.9        --       0.8
    Other...................      50      7.4        50      10.7
  Consumer..................     310     22.8       201      23.0
  Unallocated...............     500       --       280        --
                              ------    -----      ----     -----
        Total allowance for
          loan losses.......  $1,278    100.0%     $805     100.0%
                              ======    =====      ====     =====

---------------

(1) Represents financial information for Premier Bancshares only.

     Management believes that the allowance for loan losses at December 31, 2001 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that Texas United will not sustain losses in future periods, which could be substantial in relation to the size of the allowance for loan losses at December 31, 2001.

  INVESTMENT SECURITIES

     Texas United uses its securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage asset quality. Securities totaled $109.9 million at December 31, 2001, an increase of $34.1 million from $75.8 million at December 31, 2000. The increase was primarily due to an increase in deposits and the sale of mortgage loans. At December 31, 2001, securities represented 24.2% of total assets compared with 20.0% of total assets at December 31, 2000. The yield on average securities for the year ended December 31, 2001 was 6.54% compared with 6.61% for 2000. At December 31, 2001, securities included $20.5 million in U.S. Government securities, $60.2 million in mortgage-backed securities and $26.7 million in municipal securities. The average life of the securities portfolio at December 31, 2001, was approximately five years.

     At December 31, 2000, investment securities totaled $75.8 million, a decrease of $16.1 million from $91.9 million at December 31, 1999. The decrease was primarily attributable to increased loan demand. During 1999, securities decreased approximately $24.6 million from $116.4 million at December 31, 1998, to $91.9 million at December 31, 1999. The decrease was primarily attributable to increased loan demand. At December 31, 2000, investment securities represented 20.0% of total assets compared to 29.3% of total assets at December 31, 1999. The yield on the investment portfolio for the year ended December 31, 2000, was 5.82% compared with a yield of 5.79% for the year ended December 31, 1999.

     The following table summarizes the contractual maturity of investment securities on an amortized cost basis and their weighted average yields as of March 31, 2002:

                                                                       MARCH 31, 2002
                                 ------------------------------------------------------------------------------------------
                                                      AFTER ONE         AFTER FIVE
                                     WITHIN        YEAR BUT WITHIN   YEARS BUT WITHIN
                                    ONE YEAR         FIVE YEARS          TEN YEARS       AFTER TEN YEARS
                                 ---------------   ---------------   -----------------   ---------------
                                 AMOUNT    YIELD   AMOUNT    YIELD    AMOUNT    YIELD    AMOUNT    YIELD    TOTAL     YIELD
                                 -------   -----   -------   -----   --------   ------   -------   -----   --------   -----
                                                                   (DOLLARS IN THOUSANDS)
U.S. Government securities.....  $    --     --%   $11,852   3.95%   $ 4,900     6.00%   $    --     --%   $ 16,752   4.16%
State and municipal
  securities...................       --     --      7,531   6.30     13,709     6.44      4,800   6.75      26,040   6.45
                                 -------           -------           -------             -------           --------
  Subtotal.....................       --            19,383            18,609               4,800             42,792
Mortgage-backed securities.....   16,134   6.10     32,495   6.05     17,641     5.75      4,645   5.80      70,915   6.01
Other..........................       --     --         --     --         --       --      2,145   3.50       2,145   3.50
                                 -------           -------           -------             -------           --------
    Total securities...........  $16,134           $51,878           $36,250             $11,590           $115,852
                                 =======           =======           =======             =======           ========

     The following table summarizes the carrying value and classification of securities as of the dates shown:

                                                MARCH 31,           DECEMBER 31,
                                                ---------   ----------------------------
                                                  2002        2001      2000      1999
                                                ---------   --------   -------   -------
                                                         (DOLLARS IN THOUSANDS)
Available-for-sale............................  $114,494    $109,877   $67,303   $83,286
Held-to-maturity..............................        --          --     8,528     8,583
                                                --------    --------   -------   -------
     Total securities.........................  $114,494    $109,877   $75,831   $91,869
                                                ========    ========   =======   =======

     The following tables summarize the amortized cost of securities classified as held to maturity and their approximate fair values as of the dates shown. There were no securities classified as held to maturity at March 31, 2002 or December 31, 2001.

                                         DECEMBER 31, 2000                              DECEMBER 31, 1999
                            --------------------------------------------   --------------------------------------------
                                          GROSS        GROSS                             GROSS        GROSS
                            AMORTIZED   UNREALIZED   UNREALIZED    FAIR    AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                              COST        GAINS        LOSSES     VALUE      COST        GAINS        LOSSES     VALUE
                            ---------   ----------   ----------   ------   ---------   ----------   ----------   ------
                                                              (DOLLARS IN THOUSANDS)
Held to maturity:
  U.S. Treasury securities
    and obligations of
    U.S. government
    agencies..............   $   --         $--         $--       $   --    $   --         $--         $ --      $   --
  Mortgage-backed
    securities............       --          --          --           --        --          --           --          --
  State and municipal
    securities............    8,528           1          95        8,434     8,583          --          256       8,327
  Other...................       --          --          --           --        --          --           --          --
                             ------         ---         ---       ------    ------         ---         ----      ------
    Total.................   $8,528         $ 1         $95       $8,434    $8,583         $--         $256      $8,327
                             ======         ===         ===       ======    ======         ===         ====      ======

     The following tables summarize the amortized cost of securities classified as available for sale and their approximate fair values as the dates shown:

                                        MARCH 31, 2002                                   DECEMBER 31, 2001
                       ------------------------------------------------   ------------------------------------------------
                                     GROSS        GROSS                                 GROSS        GROSS
                       AMORTIZED   UNREALIZED   UNREALIZED                AMORTIZED   UNREALIZED   UNREALIZED
                         COST        GAINS        LOSSES     FAIR VALUE     COST        GAINS        LOSSES     FAIR VALUE
                       ---------   ----------   ----------   ----------   ---------   ----------   ----------   ----------
                                                             (DOLLARS IN THOUSANDS)
U.S. Treasury
  securities and
  obligations of U.S.
  government
  agencies...........  $ 16,752       $ --        $  246      $ 16,506    $ 20,777       $  9        $  264      $ 20,522
Mortgage-backed
  securities.........    70,915        272         1,570        69,617      60,344        365           546        60,163
State and municipal
  securities.........    26,040        309           123        26,226      26,637        254           235        26,656
Other................     2,145         --            --         2,145       2,536         --            --         2,536
                       --------       ----        ------      --------    --------       ----        ------      --------
     Total...........  $115,852       $581        $1,939      $114,494    $110,294       $628        $1,045      $109,877
                       ========       ====        ======      ========    ========       ====        ======      ========

                                       DECEMBER 31, 2000                               DECEMBER 31, 1999
                         ---------------------------------------------   ---------------------------------------------
                                       GROSS        GROSS                              GROSS        GROSS
                         AMORTIZED   UNREALIZED   UNREALIZED    FAIR     AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                           COST        GAINS        LOSSES      VALUE      COST        GAINS        LOSSES      VALUE
                         ---------   ----------   ----------   -------   ---------   ----------   ----------   -------
                                                            (DOLLARS IN THOUSANDS)
U.S. Treasury
  securities and
  obligations of U.S.
  government
  agencies.............   $ 9,549       $10         $   59     $ 9,500    $22,033       $39         $  258     $21,814
Mortgage-backed
  securities...........    36,067        33            418      35,682     40,137         3          1,353      38,787
State and municipal
  securities...........    20,775        51            623      20,203     22,040        45          1,012      21,073
Other..................     1,918        --             --       1,918      1,612        --             --       1,612
                          -------       ---         ------     -------    -------       ---         ------     -------
     Total.............   $68,309       $94         $1,100     $67,303    $85,822       $87         $2,623     $83,286
                          =======       ===         ======     =======    =======       ===         ======     =======

     Texas United accounts for securities according to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, Texas United is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

     In 2001, Texas United transferred investment securities classified as held-to-maturity with an amortized cost of $8.5 million to the available-for-sale classification in order to provide it with more flexibility in managing the interest rate risk in the investment portfolio. The transfer of the securities was permitted under the transition rules upon adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and therefore is not considered to have tainted the investment portfolio and will not prevent Texas United from classifying investment securities as held-to-maturity in the future. These investment securities had gross unrealized gains of $151,000 and gross unrealized losses of $2,000 at the date of transfer.

  DEPOSITS

     Texas United offers a variety of deposit accounts having a wide range of interest rates and terms. Texas United's deposit accounts consist of demand, savings, money market and time accounts. Texas United relies primarily on competitive pricing policies and customer service to attract and retain these deposits. Texas United does not have or accept any brokered deposits.

     Total deposits decreased $5.1 million to $370.6 million at March 31, 2002 from $375.7 million at December 31, 2001. The decrease is primarily attributed to a large withdrawal of a short-term deposit. At December 31, 2001, demand, money market and savings deposits accounted for approximately 59.0% of total deposits, while certificates of deposit made up 41.0% of total deposits. Noninterest-bearing demand deposits totaled $72.0 million or 19.2% of total deposits at December 31, 2001, compared with $58.7 million or 17.4% of total deposits at December 31, 2000. The average cost of deposits, including noninterest-bearing demand deposits, was 3.21% for the year ended December 31, 2001 compared with 3.48% for 2000. The decrease in the average cost of deposits was primarily due to the lower interest rate environment during 2001 compared with 2000.

     At December 31, 2000, total deposits increased to $336.3 million from $260.0 million at December 31, 1999, an increase of $76.3 million or 29.4%. The increase can be attributed to growth in new markets. Texas United's ratio of average noninterest-bearing demand deposits to average total deposits for the years ended December 31, 2001, 2000 and 1999 were 18.9%, 21.5% and 18.3%, respectively.

     The following table presents for the periods indicated the daily average balances and weighted average rates paid on deposits:

                        THREE MONTHS
                       ENDED MARCH 31,                YEARS ENDED DECEMBER 31,
                       ---------------   ---------------------------------------------------
                            2002              2001              2000              1999
                       ---------------   ---------------   ---------------   ---------------
                        AMOUNT    RATE    AMOUNT    RATE    AMOUNT    RATE    AMOUNT    RATE
                       --------   ----   --------   ----   --------   ----   --------   ----
                                              (DOLLARS IN THOUSANDS)
Noninterest-bearing
  demand.............  $ 68,036     --%  $ 67,611     --%  $ 61,721     --%  $ 42,313     --%
Interest-bearing
  demand.............    96,127   1.25     82,422   2.36     50,397   3.26     39,488   1.93
Savings and money
  market.............    55,064   1.75     51,753   2.60     49,151   3.05     42,722   2.98
Time.................   147,934   3.35    155,418   5.27    125,254   5.45    106,700   4.71
                       --------   ----   --------   ----   --------   ----   --------   ----
     Total
       deposits......  $367,161   2.06%  $357,204   3.21%  $286,523   3.48%  $231,223   3.05%
                       ========   ====   ========   ====   ========   ====   ========   ====

     The following table sets forth the amount of Texas United's certificates of deposit that are $100,000 or greater by time remaining until maturity:

                                                                MARCH 31, 2002
                                                            ----------------------
                                                            (DOLLARS IN THOUSANDS)
Three months or less.....................................          $18,913
Over three months through twelve months..................           15,999
Over one year............................................           11,467
                                                                   -------
     Total...............................................          $46,379
                                                                   =======

     While a majority of the certificates of deposit in amounts of $100,000 or more will mature during 2002, Texas United expects that a significant portion of these deposits will be renewed. Historically, Texas United's large time deposits have been stable and management believes that the rates offered on certificates of deposit are comparable with rates offered by competition in its market areas. If a significant portion of the certificates of deposit were not renewed, it would have an adverse effect on the liquidity of Texas United. However, Texas United has other available funding sources, such as purchased funds from correspondent banks and FHLB advances, to mitigate this risk.

  BORROWINGS

     Borrowings consist of short-term and long-term advances from the Federal Home Loan Bank. Federal Funds purchased increased $12.1 million to $12.8 million at March 31, 2002 compared with $647,000 at December 31, 2001. Borrowings decreased $18.2 million to $21.0 million at March 31, 2002 compared with $39.2 million at December 31, 2001. Long-term borrowings totaled $9.0 million at December 31, 2001, with an average interest rate of 4.91%. The borrowings at December 31, 2001 represent the highest amount outstanding during the year. The highest amount of long-term borrowings outstanding at any point during the years ended December 31, 2000 and 1999 totaled $12.3 million and $17.8 million, respectively. The average interest rates for the same periods were 5.14% and 5.52%, respectively.

     Short-term borrowings totaled $30.0 million at December 31, 2001, with an average interest rate of 1.97%. The borrowings at December 31, 2001 represent the highest amount outstanding during the year. The average outstanding balance during 2001 was $10.0 million.

     During 2001, Texas United entered into a $1.0 million revolving credit line with a commercial bank. The line of credit was increased to $10.0 million in February 2002. Any borrowings under the line of credit bear interest at the Federal Funds rate plus 2.25%. The line of credit expires February 2003. During 2001, Texas United did not obtain any funds under this line of credit.

     The average outstanding balance under the line of credit during 2000 was $2.5 million and the average interest rate was 8.61%. The highest amount outstanding at any time during the year was $5.0 million. The balance was paid off on June 12, 2000.

     Texas United had no short-term borrowings from the FHLB at December 31, 2000. The average balance of short-term borrowings for the year was $4.1 million and the highest amount outstanding at any time during the year was $16.2 million.

     The average outstanding balance under the line of credit during 1999 was $2.4 million and the average interest rate was 7.71%. The highest amount outstanding at any time during the year was $4.8 million.

     During 1999, the highest amount of FHLB borrowings was $5.0 million, which was the balance at December 31, 1999, and the average interest rate was 5.5%. This was Texas United's only short-term advance in 1999.

     In September 2000, Texas United formed a wholly-owned statutory business trust, TXUI Statutory Trust I ("Trust I"), which issued $7.0 million in capital securities. Trust I invested the proceeds in an equivalent amount of Texas United's 10.60% Junior Subordinated Deferrable Interest Debentures ("Junior Subordinated Debentures"). The Junior Subordinated Debentures will mature in 2030, which date may be shortened to a date not earlier than 2010 if certain conditions are met, including prior approval of the Federal Reserve. The Junior Subordinated Debentures, which are the only assets of Trust I, are subordinate and junior in right of payment to all of Texas United's present and future senior indebtedness. Texas United has fully and unconditionally guaranteed Trust I's obligations under the capital securities.

     The Junior Subordinated Debentures issued to Trust I accrue interest at an annual rate of 10.60% of the aggregate liquidation amount, payable semi-annually. The semi-annual distributions on the capital securities are paid at the same rate that interest is paid on the Junior Subordinated Debentures. Distributions to the holders of the capital securities are included in interest expense, within the category entitled borrowings. Under the provisions of the Junior Subordinated Debentures, Texas United has the right to defer payment of interest on the Junior Subordinated Debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on the Junior Subordinated Debentures are deferred, the distributions on the capital securities will also be deferred.

     For financial reporting purposes, Trust I is treated as Texas United's subsidiary and consolidated in Texas United's financial statements. The capital securities are presented as a separate category of long-term debt on the balance sheet. The capital securities are not included as a component of shareholders' equity in the balance sheet, however, for regulatory purposes, the Federal Reserve Board treats a portion of the capital securities as Tier 1 capital. The treatment of the capital securities as Tier 1 capital, in addition to the ability to deduct the expense of the Junior Subordinated Debentures for federal income tax purposes, provided Texas United with a cost-effective method of raising capital to support State Bank.

     Taking the underwriting discount into account, the aggregate amount of the capital securities have a pretax interest cost to Texas United of 10.7% per annum. Texas United utilized $5.0 million of the proceeds to pay off short-term debt and injected the remainder as capital into State Bank.

  INTEREST RATE SENSITIVITY AND MARKET RISK

     Texas United is engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments and its primary component of market risk is interest rate risk volatility. Consequently, its earnings depend to a significant extent on its net interest income, which is the difference between the interest income on loans and investments and the interest expense on deposits and borrowing. To the extent that Texas United's interest-bearing liabilities do not reprice or mature at the same time as its interest-bearing assets, it is subject to interest rate risk and corresponding fluctuations in net interest income. Texas United has employed asset/liability management policies that attempt to manage its interest-earning assets and interest-bearing liabilities, thereby attempting to control the volatility of net interest income, without having to incur unacceptable levels of credit or investment risk.

     Texas United's asset liability and funds management policy provides management with the necessary guidelines for effective funds management, and Texas United has established a measurement system for monitoring its net interest rate sensitivity position. Texas United manages its sensitivity position within established guidelines. Based upon the nature of Texas United's operations, Texas United is not subject to foreign exchange or commodity price risk. Texas United does not own any trading assets.

     Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and accept the risks.

     Texas United's exposure to interest rate risk is managed by State Bank's Asset/Liability Management Committee (ALCO), which is composed of senior officers of Texas United and State Bank, in accordance with policies approved by Texas United's Board of Directors. The ALCO formulates strategies based on appropriate levels in interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital based on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (1) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (2) an interest rate shock simulation model. While Texas United has traditionally managed its business to reduce its overall exposure to changes in interest rates, under current policies of Texas United's Board of Directors, management has been given some latitude to increase Texas United's interest rate sensitivity position within certain limits if, in management's judgment, it will enhance profitability.

     To effectively measure and manage interest rate risk, Texas United uses an interest rate shock simulation model to determine the impact on net interest income under various interest rate scenarios, balance sheet trends and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by Texas United's Board of Directors on an ongoing basis.

     Texas United manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. Texas United does not currently enter into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts for the purpose of reducing interest rate risk.

     An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. However, it is management's intent to achieve a proper balance so that incorrect rate forecasts should not have a significant impact on earnings.

     The following table sets forth an interest rate sensitivity analysis for Texas United at March 31, 2002:

                                         VOLUMES SUBJECT TO REPRICING WITHIN
                               -------------------------------------------------------
                                                                   GREATER
                                 0-30       31-180      181-365      THAN
                                 DAYS        DAYS        DAYS       1 YEAR     TOTAL
                               ---------   ---------   ---------   --------   --------
                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Securities.................  $   1,528   $   5,422   $   9,184   $ 98,360   $114,494
  Loans......................     57,914      44,182      34,929    139,068    276,093
  Federal funds sold and
     other temporary
     investments.............         --          --          --         --         --
                               ---------   ---------   ---------   --------   --------
Total interest-earning
  assets.....................  $  59,442   $  49,604   $  44,113   $237,428   $390,587
Interest-bearing liabilities:
  Demand, money market and
     savings deposits........  $ 154,590          --          --         --    154,590
  Certificates of deposit and
     other time deposits.....     18,295      35,539      40,693     55,348    149,875
Federal fund purchased and
  FHLB borrowings............     12,847         400       6,400     14,121     33,768
                               ---------   ---------   ---------   --------   --------
Total interest-bearing
  liabilities................  $ 185,732   $  35,939   $  47,093   $ 69,469    338,233
Period GAP...................  $(126,290)  $  13,665   $  (2,980)   167,959     52,354
Cumulative GAP...............  $(126,290)  $(112,625)  $(115,605)    52,354     52,354
Period GAP to total assets...      (28.5)%       3.1%       (0.7)%     37.9%      11.8%
Cumulative GAP to total
  assets.....................      (28.5)%     (25.4)%     (26.1)%     11.8%      11.8%

     Texas United's one-year cumulative GAP position at March 31, 2002, was negative $115.6 million or 26.1% of assets. This is a one-day position that is continually changing and is not indicative of Texas United's position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. For example, the GAP position reflects only the prepayment assumptions pertaining to the current rate environment. Assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates. Because of this and other risk factors not contemplated by the GAP position, an institution could have a matched GAP position in the current rate environment and still have its net interest income exposed to increased rate risk.

  LIQUIDITY

     Liquidity involves Texas United's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate Texas United on an ongoing basis. Texas United's liquidity needs are primarily met by growth in core deposits. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, Texas United does not rely on these external funding sources. Texas United maintains investments in liquid assets based upon management's assessment of cash needs, expected deposit flows, objectives of its asset/liability management program, availability of federal funds or FHLB advances, and other available yield on liquid assets. Several options are available to increase liquidity, including loan originations, increasing deposit marketing activities, and borrowing from the FHLB or correspondent banks. The cash and federal funds sold position, supplemented by amortizing investments along with payments and maturities within the loan portfolio, have historically created an adequate liquidity position.

     Cash flows from operating activities for each of the years ended December 31, 2001, 2000 and 1999 were predominately provided through net earnings. Cash flows during each of the same fiscal years were used to fund loans and acquire securities for investing activities, partially offset in 1999 and 2000 by funds received from the sale of securities and cash obtained from acquisitions. In addition, cash flows from financing activities were provided for in 2001 and 1999 from the increase in deposits and borrowings and cash flows were provided for in 2000 from the increase in deposits.

  CAPITAL RESOURCES

     Capital management consists of providing equity to support both current and future operations. Texas United is subject to capital adequacy requirements imposed by the Federal Reserve, and State Bank is subject to capital adequacy requirements imposed by the FDIC. Both the Federal Reserve and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have "Tier 1 capital" of at least 4.0% and "total risk-based capital" (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

     The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

     Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. State Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as State Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." State Bank is classified "well capitalized" for purposes of the FDIC's prompt corrective action regulations.

     Total shareholders' equity increased $651,000 to $28.0 million at March 31, 2002 compared with $27.4 million at December 31, 2001. The increase was primarily due to net income of $1.5 million less a $658,000 decrease in accumulated other comprehensive loss and the declaration of $250,000 in dividends.

     Total shareholders' equity as of December 31, 2001, was $27.4 million, an increase of $2.8 million or 11.3% compared with shareholders' equity of $24.6 million at December 31, 2000. The increase was primarily due to net earnings for 2001 of $3.2 million offset by the payment of dividends in the amount of $893,000.

     The following table provides a comparison of Texas United's and State Bank's leverage and risk-weighted capital ratios as of March 31, 2002 and December 31, 2001 to the minimum and well-capitalized regulatory standards:

                                                    TO BE WELL
                                  MINIMUM        CAPITALIZED UNDER       ACTUAL            ACTUAL
                                REQUIRED FOR     PROMPT CORRECTIVE      RATIO AT          RATIO AT
                              CAPITAL PURPOSES   ACTION PROVISIONS   MARCH 31, 2002   DECEMBER 31, 2001
                              ----------------   -----------------   --------------   -----------------
TEXAS UNITED
Leverage ratio..............        4.00%(1)             N/A              6.73%              6.49%
Tier 1 risk-based capital
  ratio.....................        4.00%                N/A             10.07%             10.16%
Risk-based capital ratio....        8.00%                N/A             10.81%             10.80%
STATE BANK
Leverage ratio..............        4.00%(2)            5.00%             6.36%              6.13%
Tier 1 risk-based capital
  ratio.....................        4.00%               6.00%             9.59%              9.56%
Risk-based capital ratio....        8.00%              10.00%            10.34%             10.20%

---------------

(1) The Federal Reserve may require Texas United to maintain a leverage ratio above the required minimum.

(2) The FDIC may require State Bank to maintain a leverage ratio above the required minimum.

                            BUSINESS OF TEXAS UNITED

GENERAL

     Texas United is a bank holding company formed in June 1998 as a result of the merger of South Central Texas Bancshares, Inc. with and into Premier Bancshares, Inc. At the effective date of the merger, the resulting company changed its name to Texas United Bancshares, Inc. and was the parent to three separately chartered state banking institutions: State Bank, La Grange, Texas; Central Texas Bank, Flatonia, Texas; and Central Texas Bank, Gonzales, Texas. In December 1999, Central Texas Bank of Gonzales was merged into Central Texas Bank of Flatonia and in December 2001, Central Texas Bank of Flatonia was merged into State Bank of La Grange. Texas United derives substantially all of its income from State Bank which has fourteen full service banking locations serving ten counties within central and south central Texas.

     The principal executive office of Texas United are located at 202 W. Colorado in La Grange, Texas and its telephone number is (979) 968-8451.

     Texas United operates under a community bank philosophy emphasizing long-term customer relationships and providing practical financial solutions, convenience, consistent service and reasonably priced, useable products. Texas United has grown through a combination of internal growth, acquisitions and the opening of new banking locations. From December 31, 1998 to December 31, 2001, Texas United's total assets grew from $258.1 million to $453.6 million, an increase of $195.5 million or 75.7% and total deposits grew from $213.9 million to $375.7 million, an increase of 73.6%.

     In July 1999, Texas United acquired First State Bank, Dime Box, Texas and in December 1999, Texas United acquired certain assets and assumed certain liabilities of a branch in Pleasanton, Texas from First National Bank of South Texas. In September 2000, Texas United acquired the investment advisory company of Pamela Krueger and Associates located in Austin, Texas. That company now operates under the name Third Coast Wealth Advisors as a subsidiary of Texas United. In October 2000, Texas United acquired certain assets and assumed certain liabilities of two branches in Hempstead and Waller from Texas Guaranty Bank in Houston. In addition to these acquisitions, Texas United has opened five de novo banking centers since May 1999 in Schulenburg, Tomball, Cedar Park, Austin and Lexington, Texas.

MARKET AREA

     Texas United's primary market consists of the communities served by its fourteen locations within ten counties in central and south central Texas. Texas United's banking centers are predominantly located within the rural areas of these counties. Major employers include school districts, municipalities and health care facilities and, in certain communities, manufacturing operations. Each of the counties being served by Texas United has demonstrated low to moderate growth from 1990 through 2000. Texas United's growth strategy is to increase its presence in central and south central Texas by acquiring small community banks and to branch into higher growth suburban areas such as Austin, Houston and San Antonio, Texas.

     The diverse nature of the economies at each location served by Texas United provides a varied customer base and allows Texas United to spread its lending risk throughout a number of different industries. Texas United's market area is comprised of smaller community banks or branches of large regional banks. Management believes that as a mid-sized financial institution it can combine the philosophies of a community bank with the sophistication of a large regional bank to enhance its competitive advantage within the markets served and provide for excellent growth opportunities through acquisitions, new branching locations and additional business development.

     Texas United's directors and officers are important to the overall success of Texas United and play a key role in business development by serving in various public and civic activities. Texas United has invested heavily in recruiting top talent and providing them with economic incentives in the form of competitive pay, incentive plans and stock ownership. Each banking center is administered by a local President with knowledge of the community and lending expertise in the specific industries found within the community. Texas United entrusts its banking center Presidents with the authority and flexibility within general parameters with respect to product pricing and decision making in order to avoid the bureaucratic structure of larger banks. Each banking center is operated as a separate profit unit with respect to maintaining separate data on net interest margin, loan and deposit growth, efficiency, asset quality and overall profitability. The banking center Presidents are accountable for these areas and are compensated accordingly.

COMPETITION

     The banking business is highly competitive, and the profitability of Texas United depends primarily on its ability to compete in its market areas. Texas United experiences substantial competition in attracting and retaining savings deposits and in lending funds. Texas United competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders and certain other nonfinancial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than Texas United. Texas United has been able to compete effectively with other financial institutions by emphasizing customer service, technology and responsive decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers.

EMPLOYEES

     As of March 31, 2002, Texas United and State Bank had 240 full-time equivalent employees, 87 of whom were officers of State Bank. Texas United provides medical and hospitalization insurance to its full-time employees. Texas United considers its relations with its employees to be good. Neither Texas United nor State Bank is a party to any collective bargaining agreement.

LEGAL PROCEEDINGS

     Texas United and State Bank from time to time are involved in legal proceedings arising in the normal course of business. Management believes that neither Texas United nor State Bank is a party to, nor any of their property the subject of, any material pending or threatened legal proceedings which, if determined adversely, would have a material adverse effect upon the consolidated financial condition, results of operations or cash flows of Texas United.

FACILITIES

     Texas United conducts business at 14 full service banking locations and three loan production offices (LPOs). Texas United's headquarters are located at 202 W. Colorado Street, La Grange, Texas. Texas United owns all of the buildings in which its banking centers are located except for the Tomball banking center and the three LPOs. The lease for the Tomball location expires in May 2004, not including the five year renewal option period which is available. The leases for the Dripping Springs, Houston and Austin LPOs are on an annual basis. The following table sets forth specific information on each such location:

                                                                            DEPOSITS AT
LOCATION                                         ADDRESS                 DECEMBER 31, 2001
--------                                         -------               ----------------------
                                                                       (DOLLARS IN THOUSANDS)
La Grange...........................  202 W. Colorado                         $88,008
                                      La Grange, Texas 78945
Flatonia............................  205 East South Main                      40,491
                                      Flatonia, Texas 78941
Gonzales............................  508 St. Louis                            37,163
                                      Gonzales, Texas 78629
Weimar..............................  201 N. Center Street                     11,575
                                      Weimar, Texas 78962
New Braunfels.......................  844 North Loop 37                        17,710
                                      New Braunfels, Texas 78131

                                                                            DEPOSITS AT
LOCATION                                         ADDRESS                 DECEMBER 31, 2001
--------                                         -------               ----------------------
                                                                       (DOLLARS IN THOUSANDS)
Schulenburg.........................  301 Bucek St.                            21,719
                                      Schulenburg, Texas 78956
Dime Box............................  Bowes & Highway 141                      17,696
                                      Dime Box, Texas 77853
Tomball.............................  620 W. Main St.                          11,147
                                      Tomball, Texas 77377-0170
Pleasanton..........................  1112 W. Oaklawn Drive                    13,623
                                      Pleasanton, Texas 78064
Hempstead...........................  1250 Austin Street                       58,453
                                      Hempstead, Texas 77445
Waller..............................  31250 FM 2920                            34,290
                                      Waller, Texas 77484
Cedar Park..........................  650 E. Whitestone Blvd.                  17,601
                                      Cedar Park, Texas 78613
Austin..............................  12730 Research Blvd.                      2,464
                                      Austin, Texas 78759
Lexington...........................  8933 N. Hwy 77                            3,748
                                      Lexington, Texas 78747
Dripping Springs LPO................  2050 B East Highway 290                      --
                                      Dripping Springs, Texas 78620
Houston LPO.........................  7500 San Felipe                              --
                                      Houston, Texas 77063
Austin LPO..........................  11921 N. Mopac Expressway,                   --
                                      Suite 100
                                      Austin, Texas 78759

SUPERVISION AND REGULATION

     The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

     The following description summarizes some of the laws to which Texas United and State Bank are subject. References in this proxy statement-prospectus to applicable statutes and regulations are brief summaries of these statutes and regulations, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. Texas United believes that it is in compliance in all material respects with these laws and regulations.

  TEXAS UNITED

     Texas United is a financial holding company registered under the Gramm-Leach-Bliley Act and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (BHCA). Accordingly, Texas United is subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (Federal Reserve Board). The Gramm-Leach-Bliley Act, the BHCA and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

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

     Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

     Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

     In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution. Any claim for breach of such obligation will generally have priority over most other unsecured claims.

     Scope of Permissible Activities. Under the BHCA, bank holding companies generally may not acquire a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or bank holding company or from engaging in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries, except that it may engage in, directly or indirectly, certain activities that the Federal Reserve Board determined to be closely related to banking or managing and controlling banks as to be a proper incident thereto. In approving acquisitions or the addition of activities, the Federal Reserve considers whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

     However, the Gramm-Leach-Bliley Act, effective March 11, 2000, eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers and permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

     Under the Gramm-Leach-Bliley Act, a bank holding company may become a financial holding company by filing a declaration with the Federal Reserve Board if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act of 1977 (CRA).

     While the Federal Reserve Board will serve as the "umbrella" regulator for financial holding companies and has the power to examine banking organizations engaged in new activities, regulation and supervision of activities which are financial in nature or determined to be incidental to such financial activities will be handled along functional lines. Accordingly, activities of subsidiaries of a financial holding company will be regulated by the agency or authorities with the most experience regulating that activity as it is conducted in a financial holding company.

     Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the holding company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

     The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

     Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

     Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of March 31, 2002, Texas United's ratio of Tier 1 capital to total risk-weighted assets was 10.07% and its ratio of total capital to total risk-weighted assets was 10.81%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital Resources."

     In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are be required to maintain a leverage ratio of 4.0%. As of March 31, 2002, Texas United's leverage ratio was 6.73%.

     The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

     Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

     The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal

Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

     Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

     Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Texas United, would, under the circumstances set forth in the presumption, constitute acquisition of control of Texas United.

     In addition, any entity is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding Common Stock of Texas United, or otherwise obtaining control or a "controlling influence" over Texas United.

  STATE BANK

     State Bank is a Texas-chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF"). State Bank is not a member of the Federal Reserve System; therefore, State Bank is subject to supervision and regulation by the FDIC and the Texas Banking Department. Such supervision and regulation subject State Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Texas Banking Department. Because the Federal Reserve Board regulates the bank holding company parent of State Bank, the Federal Reserve Board also has supervisory authority which directly affects State Bank.

     Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the FDICIA has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

     Financial Modernization. Under the Gramm-Leach-Bliley Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment and annuity issuance. To do so, a bank must be well capitalized, well managed and have a CRA rating of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the "financial in nature" subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better.

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

     Although the powers of state chartered banks are not specifically addressed in the Gramm-Leach-Bliley Act, Texas-chartered banks such as State Bank, will have the same if not greater powers as national banks through the parity provision contained in the Texas Constitution.

     Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the Texas Banking Department. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

     Restrictions on Transactions with Affiliates and Insiders. Transactions between State Bank and its nonbanking subsidiaries and/or affiliates, including Texas United, are subject to Section 23A of the Federal Reserve Act. In general,
Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of Texas United or its subsidiaries.

     Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between State Bank and its affiliates be on terms substantially the same, or at least as favorable to State Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

     The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

     Restrictions on Distribution of Subsidiary Bank Dividends and
Assets. Dividends paid by State Bank have provided a substantial part of Texas United's operating funds and for the foreseeable future it is anticipated that dividends paid by State Bank to Texas United will continue to be Texas United's principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by State Bank. Under federal law, State Bank cannot pay a dividend if, after paying the dividend, State Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though State Bank would continue to meet its capital requirements after the dividend. Because Texas United is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as Texas United) or any shareholder or creditor thereof.

     Examinations. The FDIC periodically examines and evaluates insured banks. Based on such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The Texas Banking Department also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

     Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members

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with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

     Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

     The FDIC's risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for State Bank as for Texas United. As of March 31, 2002, State Bank's ratio of Tier 1 capital to total risk-weighted assets was 9.59% and its ratio of total capital to total risk-weighted assets was 10.34%. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of Texas United -- Financial Condition -- Capital Resources."

     The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The Texas Banking Department has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 6.0%. As of March 31, 2002, State Bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 6.36%.

     Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized. State Bank is classified as "well capitalized" for purposes of the FDIC's prompt corrective action regulations.

     In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

     As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

     Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

     Deposit Insurance Assessments. State Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The current range of BIF assessments is between 0% and 0.27% of deposits.
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

     The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

     In addition to BIF assessments, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by the Financing Corporation (FICO) to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF-rate was required to equal one-fifth of the Savings Association Insurance Fund (SAIF) rate through year-end 1999, or until the insurance funds merged, whichever occurred first. Thereafter, BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, for the fourth quarter 2001, both the BIF and SAIF rates were 0.0184% of deposits.

     Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Texas United or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. The Texas Banking Department also has broad enforcement powers over State Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

     Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

     Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

     Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

     Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, State Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal
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with customers when taking deposits or making loans to such customers. State
Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

     Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the Gramm-Leach-Bliley Act also imposed new requirements on financial institutions with respect to customer privacy. The Gramm-Leach-Bliley Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of customer privacy than the Gramm-Leach-Bliley Act.

     The U.S. Patriot Act of 2001. The U.S. Patriot Act requires financial institutions to prohibit correspondent accounts with foreign shell banks, establish an anti-money laundering program that includes employee training and an independent audit, follow minimum standards for identifying customers and maintaining records of the identification information and make regular comparisons of customers against agency lists of suspected terrorists, their organizations and money launderers.

  INSTABILITY AND REGULATORY STRUCTURE

     Various legislation, such as the Gramm-Leach-Bliley Act which expanded the powers of banking institutions and bank holding companies, and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of Texas United and its banking subsidiaries in substantial and unpredictable ways. Texas United cannot determine the ultimate effect that the Gramm-Leach-Bliley Act will have, or the effect that any potential legislation, if enacted, or implemented regulations with respect thereto, would have, upon the financial condition or results of operations of Texas United or its subsidiaries.

  EXPANDING ENFORCEMENT AUTHORITY

     One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

  EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of Texas United and its subsidiaries cannot be predicted.

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                    MANAGEMENT AND DIRECTORS OF TEXAS UNITED

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and positions of each of the directors and executive officers of Texas United and certain executive officers of State Bank:

NAME                                    AGE                 POSITIONS
----                                    ---                 ---------
Thomas N. Adams.......................  46    Executive Vice President and Chief
                                              Financial Officer of Texas United and
                                              State Bank
Melvin Barta..........................  51    Chief Lending Officer of State Bank
Bruce Frenzel.........................  54    Director of Texas United and State
                                              Bank
Malvin O. Green.......................  52    Regional President of State Bank
Jonathan Kalich.......................  47    Chief Operations Officer
Michael Kulhanek......................  55    Director of Texas United and State
                                              Bank
Dayna McElreath.......................  39    President of Mortgage Division of
                                              State Bank
Lee D. Mueller, Jr....................  65    Director of Texas United and State
                                              Bank
James D. Selman, Jr...................  71    Director of Texas United and State
                                              Bank
Steve Stapp...........................  46    Regional President of State Bank
Michael Steinhauser...................  48    Director of Texas United and State
                                              Bank and Vice Chairman of the Board of
                                              Texas United and State Bank
L. Don Stricklin......................  43    Director of Texas United and State
                                              Bank; President and Chief Executive
                                              Officer of Texas United and State Bank
Ervan E. Zouzalik.....................  65    Director of Texas United and State
                                              Bank and Chairman of the Board of
                                              Texas United and State Bank

     Thomas N. Adams. Mr. Adams joined State Bank and Texas United in 1998 and has been the Executive Vice President and Chief Financial Officer of both entities since that time. From 1992 to 1998, Mr. Adams was a partner at the accounting firm of Fisher, Herbst and Kemble, P.C. in San Antonio, Texas. He completed his post-graduate studies in Accounting and became a Certified Public Accountant in 1985. Mr. Adams holds a Bachelor of Science in Ag Economics from Texas A & M University.

     Melvin Barta. Mr. Barta joined State Bank in 1996 and has been the Chief Lending Officer of State Bank since January 2002. From 1996 to 2001, he served in various positions at State Bank including Executive Vice President and Senior Credit Officer. From 1982 to 1996, Mr. Barta held several positions at Victoria Bank & Trust, first as a lending officer, moving to president of the Schulenburg location and then as the manager of the Employee Benefits section of the bank's Trust Department. He became a Certified Public Accountant in 1990 and received a Bachelor in Business Administration in Marketing from the University of Texas in 1973.

     Bruce Frenzel. Mr. Frenzel has been a director of State Bank since 1982 and a director of Texas United since June 1998. Since 1979, he has been the majority owner and President of BEFCO Engineering, Inc. He is a member of the La Grange Lion Club and the Industrial Foundation. Mr. Frenzel received a Bachelor of Science in Civil Engineering from the University of Houston.

     Malvin O. Green. Mr. Green joined Central Texas Bank of Gonzales, State Bank's predecessor, in 1998, and has been Regional President of State Bank since 2001. From 1998 to 2001, he served as an Executive Vice President and Regional Manager and Chief Lending Officer for six State Bank locations. From 1985 to 1998, Mr. Green worked for Victoria Bank & Trust and its predecessor bank, First National Bank of Gonzales, as a

Lending Officer, a Bank President in Hallettsville and as a District Director and Regional Lender for twelve bank locations. He holds a Bachelor of Science in Pre-Law from Sam Houston State University. He also graduated from the Commercial Lending School of Bank of the South at LSU.

     Jonathan Kalich. Mr. Kalich has been Chief Operations Officer for Texas United since January 2002 and is responsible for Credit Administration, Data Processing, Information Technology, Security, Compliance and Internal Operations. From 1996 to 2001, he served as an Executive Vice President and Director of Operations for State Bank. He started with Flatonia State Bank, State Bank's predecessor, in July 1977, and in his first twenty-four years with the bank, Mr. Kalich held key positions in operations, lending, compliance and data processing. He has a Bachelor of Science in Ag Economics from Texas A & M University.

     Michael Kulhanek. Mr. Kulhanek has been the Owner and President of Mico Machine Company since 1979. He has served as a director of State Bank since 1987. From 1972 to 1979, he was a Sales Manager of Schindler Bros. Steel in Sealy, Texas. Mr. Kulhanek received a Bachelor of Arts from Southwest Texas University in 1971. He is a member of Sacred Heart Catholic Church and Noon Lions Club and is a past president of La Grange Chamber of Commerce and La Grange Little League.

     Dayna McElreath. Ms. McElreath joined State Bank in 1996 and has been President of Mortgage Division of State Bank since January 2002. From 1996 to 2001, she served as an Executive Vice President and Head of State Bank's Mortgage Division. Prior to joining State Bank, Ms. McElreath worked at Bank One as their Mortgage Division Sales Manager from 1991 to 1996. Prior to this, she worked as a Senior Mortgage Loan Officer in Austin for six years. Ms. McElreath received a Bachelor of Science in Journalism from the University of Texas in 1985.

     Lee D. Mueller, Jr. Mr. Mueller has been a director of Texas United since June 1998 and a director of State Bank since 1995. He has been the owner of Live Oaks Farms for more than the past five years. Mr. Mueller presently serves as President of the Texas Angus Association. He holds a Bachelor of Arts from Texas Lutheran College, a Master of Divinity from Trinity Seminar in Columbus, Ohio and Diploma of Law from LaSalle University.

     James D. Selman, Jr. Mr. Selman has been a director of State Bank since 1991 and a director of Texas United since June 1998. Mr. Selman is the owner of Selman Ranch in Gonzales, Texas. Mr. Selman serves on the Executive Committee of the National Cattleman's Association and is Chairman of the Texas Beef Council. He received his Bachelor of Science and Masters degree in Animal Science from Texas A&M University.

     Steve Stapp. Mr. Stapp joined State Bank in 1997 and has been the Regional President of State Bank since January 2002. From 1997 to 2001, he was State Bank's Executive Vice President and Retail Manager over eleven of its banking centers. From 1992 to 1997, Mr. Stapp was President of The Country Bank in Charlotte, Texas. He is a graduate of the Southwest School of Banking at SMU. Mr. Stapp received a Bachelor of Science degree and a Masters degree in Ag Finance from Texas A & M University.

     Michael Steinhauser. Mr. Steinhauser has been a director of State Bank since 1991 and a director of Texas United since June 1998. He has been practicing law as a solo practitioner in Flatonia, Texas since 1981. Mr. Steinhauser received his J.D. from the University of Texas School of Law in 1978.

     L. Don Stricklin. Mr. Stricklin joined State Bank and Premier Bancshares, Inc., Texas United's predecessor, in 1996 and has been President and Chief Executive Officer of both entities and their successors by merger since 1996. He has been a director of Texas United since 1998 and was a director of Texas United's predecessor since 1996. Prior to joining State Bank, Mr. Stricklin held numerous management positions in the Bank One community banking division including Senior Vice President of Bank One Mortgage and President/CEO of Bank One Abilene. He earned a Bachelor of Business Administration from Southwest Texas State University in 1981.

     Ervan E. Zouzalik. Mr. Zouzalik has been Chairman of the Board of Texas United since June 1998 and Chairman of the Board of State Bank since January 2002 and has served as a director of State Bank and its predecessor, Flatonia State Bank, since 1986. Mr. Zouzalik served as Vice Chairman of Flatonia State

Bank from 1990 to 2001. Prior to joining Flatonia State Bank, Mr. Zouzalik served for twenty-four years in the U.S. Army, retiring as a Colonel. He holds a Bachelor of Science in Industrial Education and a Bachelor of Arts in Journalism from Texas A & M University and completed his MBA at the University of Texas in 1969. He will be serving as President of the Independent Bankers Association of Texas in 2003.

ORGANIZATION OF THE BOARD OF DIRECTORS

     The directors of Texas United are divided into three classes that serve staggered three-year terms, as follows:

          CLASS I                      CLASS II                    CLASS III
  (Term expiring in 2002)      (Term expiring in 2003)      (Term expiring in 2004)
    James D. Selman, Jr.         Lee D. Mueller, Jr.           Ervan E. Zouzalik
       Bruce Frenzel             Michael Steinhauser            L. Don Stricklin
                                                                Michael Kulhanek

     Any newly elected directors or additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

     Although the directors of Texas United also serve as directors of State Bank, State Bank also has an additional ten directors.

COMMITTEES OF THE BOARD

     The Texas United board of directors presently has three committees, consisting of the Audit Committee, the Compensation Committee and the Asset/Liability Management Committee.

     Audit Committee. The primary purpose of the Audit Committee is to provide independent and objective oversight with respect to Texas United's financial reports and other financial information provided to shareholders and others, Texas United's internal controls and its audit, accounting and financial reporting processes generally. The Audit Committee reports to the Board of Directors concerning such matters. The Audit Committee is comprised of Bruce Frenzel, Lee D. Mueller, Jr. and James D. Selman, Jr., each of whom is an independent director of Texas United as defined in Rule 4200(a)(14) of the listing standards of the National Association of Securities Dealers, Inc.

     Compensation Committee. The Compensation Committee is responsible for making recommendations to the board of directors with respect to the compensation of Texas United's executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers Texas United's stock option plans and makes recommendations to the board of directors as to option grants to Texas United and State Bank employees under such plans. The Compensation Committee currently consists of Lee D. Mueller, Jr., Bruce Frenzel, Michael Kulhanek, James D. Selman, Jr. and Michael Steinhauser, each of whom is an outside director.

     Asset/Liability Management Committee. The Asset/Liability Management Committee administers and formulates Texas United's asset/liability management policies. The Asset/Liability Management Committee, which consists of L. Don Stricklin, Steve Stapp, Thomas N. Adams, Melvin Barta, Michael Kalina, Gus Lindemann, Mark Lindemann, Lee D. Mueller, Jr., and Hank Novak, reports periodically to the board on Texas United's interest sensitivity, including an analysis of the duration of its assets, liabilities and contingent liabilities as well as the mortgage pipeline and a calculation of the duration of its equity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee is or has ever been an employee of Texas United or State Bank. Furthermore, none of Texas United's executive officers has served on the board of directors of any company of which a Compensation Committee member is an employee.

COMPENSATION OF DIRECTORS

     Each member of Texas United's board of directors who is not an employee of Texas United or State Bank is paid $750 for attendance at each board meeting and $250 for attendance at each meeting of a committee of the board of which he or she is a member. The same board fees are paid for meetings attended by teleconferencing. All of the outside directors of Texas United have elected to defer all of their board fees under the Texas United Deferred Compensation Plan. The Plan has been funded with insurance policies. Members of the board who are officers are not paid separately for their service on the board or its committees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Some of the directors and officers of Texas United and State Bank are at present, as in the past, customers of State Bank, and management has had, and expects to have in the future, banking transactions in the ordinary course of business with directors and officers of Texas United and State Bank, principal shareholders of Texas United and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The balance of loans to directors, executive officers, principal shareholders and their associates totaled $1.1 million at December 31, 2001.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

     The following table presents information relating to total compensation of the President and Chief Executive Officer and our four other most highly compensated executive officers who received a salary and bonus in excess of $100,000 (determined as of the end of the last fiscal year) (named executive officers) for the year ended December 31, 2001:

                                                                          LONG-TERM
                                                                         COMPENSATION
                                         ANNUAL COMPENSATION             ------------
                                --------------------------------------    SECURITIES
NAME AND                                                OTHER ANNUAL      UNDERLYING       ALL OTHER
PRINCIPAL POSITION       YEAR    SALARY       BONUS    COMPENSATION(1)    OPTIONS(#)    COMPENSATION(2)
------------------       ----   --------     -------   ---------------   ------------   ---------------
L. Don Stricklin.......  2001   $179,802     $70,000       $    -           58,500          10,500
  President and Chief
  Executive Officer
Ervan E. Zouzalik......  2001    123,517      15,000        6,000           30,650           7,411
  Chairman of the Board
Thomas N. Adams........  2001     89,740      25,000           --           20,600           5,384
  Executive Vice
  President and Chief
  Financial Officer
Steve Stapp............  2001    108,105      13,000           --           23,750           6,486
  Regional President of
  State Bank
Dayna McElreath........  2001    251,956(3)    9,000           --            3,600          10,500
  President of Mortgage
  Division of State
  Bank

---------------

(1) None of the named executive officers received Other Annual Compensation in excess of the lesser of $50,000 or 10% of combined salary and bonus for the years indicated.

(2) Consists of matching contributions made by Texas United to its 401(k) Plan for the benefit of each respective executive officer.

(3) A significant portion of Ms. McElreath's salary is based on commissions.

  OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning option grants to each of the named executive officers for the year ended December 31, 2001:

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 2001

                                                                                             POTENTIAL REALIZABLE
                                                     INDIVIDUAL GRANTS(1)                      VALUE AT ASSUMED
                                    ------------------------------------------------------      ANNUAL RATES OF
                                    NUMBER OF      PERCENT OF                                     STOCK PRICE
                                    SECURITIES   TOTAL OPTIONS                                 APPRECIATION FOR
                                    UNDERLYING     GRANTED TO     EXERCISE OR                   OPTION TERM(3)
                                     OPTIONS      EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------
NAME                                 GRANTED     FISCAL YEAR(2)    ($/SHARE)       DATE         5%          10%
----                                ----------   --------------   -----------   ----------   ---------   ---------
Dayna McElreath...................    3,000           24.0%         $17.00          2011      $32,074     $81,281

---------------

(1) All stock option grants reported in this table were awarded at the fair market value of the shares of our common stock at the date of award and are exercisable one-third each year.

(2) Options to purchase 12,500 shares of common stock were granted to our employees during the year ended December 31, 2001.

(3) These amounts represent certain assumed rates of appreciation based on the actual option term and annual compounding from the date of the grant. Actual gains, if any, on stock option exercises and common stock holdings are dependent on future performance of our common stock and overall stock market conditions. There can be no assurance that the stock appreciation amounts reflected in this table will be achieved.

  OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information concerning each stock option exercise during the fiscal year ended December 31, 2001 by each of the named executive officers and the year-end value of unexercised options:

          AGGREGATED OPTION EXERCISES IN YEAR ENDED DECEMBER 31, 2001
                       AND FISCAL YEAR END OPTION VALUES

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                       SHARES ACQUIRED      VALUE        UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
NAME                     ON EXERCISE     REALIZED(1)     OPTIONS AT DECEMBER 31,           AT DECEMBER 31,
----                   ---------------   -----------   ---------------------------   ---------------------------
                                                                  2001                         2001(2)
                                                       ---------------------------   ---------------------------
                                                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                       -----------   -------------   -----------   -------------
L. Don Stricklin.....        --              --          58,166            334        $988,822        $ 5,678
Ervan E. Zouzalik....        --              --          30,434            216         517,378          3,672
Thomas N. Adams......        --              --          20,400            200         346,800          3,400
Steve Stapp..........        --              --          21,250          2,500         361,250         42,500
Dayna McElreath......        --              --             400          3,200           6,800         54,400

---------------

(1) The "value realized" represents the difference between the exercise price of the option and the market price of the option shares on the date of exercise without considering any taxes which may have been owed.

(2) The value of the unexercised options is calculated based on the last known sale price of common stock as of December 31, 2001 of $17.00.

  STOCK OPTION PLANS

     In 1998, the board of directors adopted the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan. Under the 1998 Plan, 225,000 shares of common stock are reserved for issuance pursuant to qualified Incentive Stock Options. The 1998 Plan is intended to provide additional incentive to officers and key employees of Texas United and State Bank to increase their personal financial interest in the success of Texas

United, and to encourage them to remain employed with Texas United and State Bank. The exercise price and vesting period of each option is set at the time the option is granted and governed by the terms of individual option agreements between Texas United and the optionee; provided, however, that in no event will the price be less than the full fair market value of the Texas United common stock on the day of the grant. Options granted under the 1998 Plan generally must be exercised within 10 years following the date of grant or no later than three months after optionee's termination of employment with Texas United, if earlier.

     In addition to the options granted under the 1998 Plan, Texas United has entered into non-qualified stock option agreements with two executive officers. The options to acquire 33,750 shares of common stock granted under these agreements are not made pursuant to a plan and have ten year terms. The vesting schedule and purchase price of the options are in accordance with the terms of the respective agreements. Upon a merger, consolidation, reorganization, dissolution or liquidation of Texas United, the options which are not yet vested or exercised prior to completion of the transaction will terminate. No options were granted, exercised, forfeited or expired under any non-qualified option agreement during 2001 and 2000.

     As of December 31, 2001, total options to purchase an aggregate of 215,785 shares of Texas United common stock were outstanding and 20,720 shares were available for future grants under the 1998 Plan.

  STOCK APPRECIATION RIGHTS

     In 1998, the board of directors of Texas United adopted the Texas United Bancshares, Inc. Stock Appreciation Rights Plan. Pursuant to the plan, Texas United has entered into stock appreciation rights agreements with certain key employees, directors and advisors. Each award agreement grants a recipient rights to the appreciation (SARs) in the fair market value (as defined in the plan) of a stated number of shares of common stock of Texas United. The rights become fully vested and are exercisable under the terms of the respective agreements. The appreciation of the SARs is payable in whole shares of Texas United stock valued at fair market value on the date of exercise, or at the sole discretion of Texas United, solely in cash or a combination of cash and stock. Generally, the SARs terminate on the earliest of ten years from the date of grant or the date the employee terminates employment with Texas United. Upon a change in control of Texas United (as defined in the plan), all SARs previously granted become fully vested and immediately exercisable. The number of rights issued under the plan as of December 31, 2001, 2000 and 1999 were 44,715, 35,475 and 25,750, respectively. Operations are charged or credited for the aggregate appreciation or depreciation of the rights. Texas United's expense for appreciation of the rights was $82,000, $44,000 and $0 in 2001, 2000 and 1999, respectively.

  DEFERRED COMPENSATION PLANS

     Texas United has entered into deferred compensation agreements with its directors and one executive officer. Under the agreements with the Texas United directors, each participant may elect to defer up to 100% of the fees received from attendance at regular scheduled board meetings. Under the agreement with an executive officer of Texas United, the officer may elect to defer up to 20% of his annual base salary. State Bank has also entered into similar agreements with its directors and one executive officer, who is also a named executive officer of Texas United. Texas United and State Bank, as the case may be, have agreed to accrue interest on the deferral account balance for each agreement at an annual rate equal to 10%, compounded monthly. Participants become vested in the interest credited to their account at the rate of 10% per plan year, such that at the end of ten years, the participant is 100% vested.

  BENEFIT PLAN

     Texas United has established an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code covering substantially all employees. Under the 401(k) plan, participating employees may contribute a portion of their pretax earnings and allocate the contributions among one or more investment options. Texas United matches 3% of each employee's contributions on a discretionary basis, up to 3% of the employee's annual compensation. Texas United also provides a 3% profit sharing match to all eligible employees. Texas United's expense for matching contributions was $332,000, $323,000 and $231,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

              BENEFICIAL OWNERSHIP OF TEXAS UNITED COMMON STOCK BY
                     MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of June 10, 2002 regarding the beneficial ownership of Texas United common stock by (1) each director and named executive officer of Texas United, (2) each person who is known by Texas United to own beneficially more than 5% of the Texas United stock and (3) all directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such stockholders, management of Texas United believes that each person has sole voting and dispositive power with respect to all shares of which he is the beneficial owner and the address of such stockholder is the same as Texas United's address.

                                                                                        PRO FORMA
                                                                  AMOUNT (PERCENT)   AMOUNT (PERCENT)
                                                                     AND NATURE         AND NATURE
                                                                   OF BENEFICIAL      OF BENEFICIAL
                                                                    OWNERSHIP OF       OWNERSHIP OF
                                                                    TEXAS UNITED       TEXAS UNITED
NAME OF BENEFICIAL OWNER            POSITION WITH TEXAS UNITED    COMMON STOCK(1)    COMMON STOCK(2)
------------------------            --------------------------    ----------------   ----------------
Thomas N. Adams..................  Executive Vice President and        20,400(3)          20,400(3)
                                   Chief Financial Officer                  *                  *
Estate of J.D. Arnim(4)..........  Principal Stockholder              146,285            146,285
                                                                        (5.87)%            (5.56)%
Bruce Frenzel....................  Director                            13,200             13,200
                                                                            *                  *
Michael Kulhanek.................  Director                            42,570             42,570
                                                                        (1.71)%            (1.62)%
Dayna McElreath..................  President and Mortgage                 400(5)             400(5)
                                   Division of State Bank                   *                  *
Lee D. Mueller, Jr...............  Director                           192,500            192,500
                                                                        (7.72)%            (7.32)%
James D. Selman, Jr..............  Director                             5,000              5,000
                                                                            *                  *
Steve Stapp......................  Regional President of               21,250(6)          21,250(6)
                                   State Bank                               *                  *
Michael Steinhauser..............  Director                            12,928             12,928
                                                                            *                  *
L. Don Stricklin.................  Director; President and             63,166(7)          63,166(7)
                                   Chief Executive Officer              (2.48)%            (2.35)%
Ervan E. Zouzalik................  Director; Chairman                  86,889(8)          86,889
                                   of the Board                         (3.45)%            (3.27)%
Directors and Named Executive
  Officers as a group (10
     persons)....................                                     458,303            458,303
                                                                       (17.50)%           (16.63)%

---------------

* Indicates ownership which does not exceed 1.0%.

(1) The percentage beneficially owned was calculated based on 2,492,624 shares of Texas United common stock outstanding as of June 10, 2002 and assumes the exercise by the shareholder or group named in each row of all options for the purchase of common stock held by such shareholder or group and exercisable within 60 days.

(2) The percentage beneficially owned was calculated based on 2,630,327 shares of Texas United common stock outstanding and assumes the issuance of 137,703 shares of Texas United common stock in exchange for the shares of Bryan-College Station FHC common stock in connection with the merger. The percentage also assumes the exercise by the shareholder or group named in each row of all options for the purchase of common stock held by such shareholder or group and exercisable within 60 days.

(3) Consists of 20,400 shares that may be acquired pursuant to the exercise of fully vested stock options.

(4) The address of the Estate of J.D. Arnim is P.O. Box 248, Flatonia, Texas 78941.

(5) Consists of 400 shares that may be acquired pursuant to the exercise of fully vested stock options.

(6) Consists of 21,250 shares that may be acquired pursuant to the exercise of fully vested stock options.

(7) Includes 58,166 shares that may be acquired pursuant to the exercise of fully vested stock options.

(8) Includes 26,889 shares that may be acquired pursuant to the exercise of fully vested stock options.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF BRYAN-COLLEGE STATION FHC

     The primary business of Bryan-College Station FHC is the operations of First Federal. The capital stock of First Federal is Bryan-College Station FHC's only significant asset. The consolidated results of operations discussed below primarily reflect First Federal's activities.

     First Federal's net interest income has historically been dependent largely upon the difference ("spread") between the average yield earned primarily on loans, and to a much lesser extent mortgage-backed securities and other securities ("interest-earning assets") and the average interest rate paid on savings and other deposits and borrowings ("interest-bearing liabilities"), as well as the relative amounts of such assets and liabilities. The interest rate spread between interest-earning assets and interest-bearing liabilities is impacted by several factors, including economic and competitive conditions that influence interest rates, loan demand, deposit flows, regulatory developments and the types of assets and liabilities on its balance sheet. At September 30, 2001, 2000 and 1999, Bryan-College Station FHC's interest rate spread was 4.52%, 5.26% and 4.84%, respectively.

     Like all financial institutions, First Federal has always been subject to interest rate risk because its interest-bearing liabilities (primarily deposits) mature or reprice at different times, or on a different basis, than its interest-earning assets (primarily loans). First Federal's net income is also affected by gains and losses on the sale of loans, loan servicing rights and investments, provision for loan losses and other losses on repossessed assets and insurance claims, service charge fees, loan servicing income, fees for other financial services rendered, operating expenses and income taxes.

     Since 1991, First Federal has relied primarily on its noninterest income for net income. While First Federal's noninterest income has been a relatively steady source of income, it is highly dependent upon the ability of First Federal to originate loans and realize profits on the sale of loans, loan participations and related servicing rights to the secondary market and to increase its service charges and fee income from checking accounts.

ASSET/LIABILITY MANAGEMENT

     First Federal, like all financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets, some of which may be longer term or fixed interest rate. At September 30, 2001, loans maturing within five years totaled $44.6 million or 66.0% of total loans, while loans maturing over five years totaled $23.0 million or 34.0% of total loans. As a continuing part of its financial strategy, First Federal continually considers methods of managing any such asset/liability mismatch, consistent with maintaining acceptable levels of net interest income.

     In order to monitor and manage interest rate sensitivity and interest rate spread, First Federal created an Asset/Liability Committee (ALCO) composed of its President, Executive Vice President, Senior Vice President/Accounting and three outside directors. The responsibilities of the ALCO are to assess First Federal's asset/liability mix and recommend strategies that will enhance income while managing First Federal's vulnerability to changes in interest rates.

     First Federal's asset/liability management strategy has two goals. First, First Federal seeks to build its net interest income and noninterest income while adhering to its underwriting and lending guidelines. Second, First Federal seeks to effectively match the maturities of its interest-earning assets with the maturities of its interest-bearing liabilities so as to reduce First Federal's overall sensitivity to changes in interest rates. There can be no assurance that this strategy will achieve the desired results and will not result in substantial losses in the event of an increase in interest rate risk.

     As part of this strategy, management has continued to emphasize growth in noninterest-bearing deposits such as checking accounts or lower interest-bearing savings deposits by offering full-service retail banking. In order to minimize the possible adverse impact that a rise in interest rates may have on net interest income, First Federal has developed several strategies to manage its interest rate risk. Primarily, First Federal is currently selling all newly-originated one- to four-family residential mortgage loans that are saleable in the secondary market. Most of these loans are long-term fixed-rate loans. In addition, First Federal currently offers adjustable rate loans and a diversified short-term consumer lending program, giving First Federal an opportunity to reprice its loans on a more frequent basis.

NET PORTFOLIO VALUE

     Senior management and the board of directors review First Federal's exposure to interest rate risk on a quarterly basis. The interest rate risk is measured by computing estimated changes in net interest income and the net portfolio value (NPV) of cash flows from assets, liabilities and off-balance sheet items within a range of assumed changes in market interest rates. If estimated changes to net portfolio value and net interest income are not within the limits established by the board, the board may direct management to adjust First Federal's asset and liability mix to bring interest rate risk within board approved limits. The board limits have been established with consideration of the dollar impact of various rate changes and First Federal's capital position.

     The balance sheet consists of investments in interest-earning assets, primarily loans, which are primarily funded by interest-bearing liabilities, deposits and borrowings. These financial instruments have varying levels of sensitivity to changes in market interest rates, resulting in market risk. Other than loans that are originated and held for sale, all of our financial instruments are for other than trading purposes. First Federal is subject to interest rate risk to the extent that its interest-bearing liabilities with short and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets.

     Presented below, as of December 31, 2001, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations. Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. In the event of a 200 basis point increase in interest rates, First Federal would experience an 8% decrease in the NPV. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, First Federal does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.

                                                                   AT DECEMBER 31, 2001
                                                   ESTIMATED      ----------------------
CHANGE IN INTEREST RATE (BASIS POINTS)                NPV         $ CHANGE      % CHANGE
--------------------------------------             ---------      --------      --------
                                                          (DOLLARS IN THOUSANDS)
+300.............................................   $7,671        $(1,431)        (16)%
+200.............................................    8,330           (772)         (8)
+100.............................................    8,809           (293)         (3)
    0............................................    9,102              0           0
-100.............................................    9,325            223           2
-200.............................................      n/m(1)         n/m(1)      n/m(1)
-300.............................................      n/m(1)         n/m(1)      n/m(1)

---------------

(1) Not meaningful because of the abnormally low prevailing interest rate environment.

     In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For example, projected passbook, money market and checking account maturities may also materially change if interest rates change. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. First Federal considers all of these factors in monitoring its exposure to interest rate risk.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the interest rates, expressed both in dollars and rates and the net interest margin. No tax equivalent adjustments were made. The yield includes fees which are considered adjustments to yields.

                                                            FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                              ---------------------------------------------------------------------------------------------------
                                           2001                              2000                              1999
                              -------------------------------   -------------------------------   -------------------------------
                                AVERAGE     INTEREST              AVERAGE     INTEREST              AVERAGE     INTEREST
                              OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/   OUTSTANDING   EARNED/    YIELD/
                                BALANCE       PAID      RATE      BALANCE       PAID      RATE      BALANCE       PAID      RATE
                              -----------   --------   ------   -----------   --------   ------   -----------   --------   ------
                                                                    (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable, net.....    $67,259      $6,870    10.21%     $72,720      $7,568    10.41%     $72,826      $7,334    10.07%
  Securities................      6,315         367     5.81          599          34     5.68          842          45     5.34
  Interest bearing deposits
    with Federal Home Loan
    Bank....................      2,180         107     4.91        2,043         126     6.17        3,838         134     3.49
  Other interest-earning
    assets..................        501          24     4.79          598          35     5.85          610          30     4.92
                                -------      ------               -------      ------               -------      ------
    Total interest-earning
      assets................     76,255       7,368     9.66       75,960       7,763    10.22       78,116       7,543     9.66
  Noninterest-earning
    assets..................      7,441                             8,463                             6,226
                                -------                           -------                           -------
    Total assets............    $83,696                           $84,423                           $84,342
                                =======                           =======                           =======
Interest-bearing
  liabilities:
  Deposits:
    Passbook accounts.......    $ 4,597      $  101     2.19%     $ 5,486      $  151     2.76%     $ 5,010      $  133     2.66%
    Now accounts............     12,533         273     2.18       12,128         319     2.63       10,963         272     2.48
    Money market accounts...      3,816         119     3.12        4,661         141     3.03        5,082         155     3.05
    Certificate accounts....     49,420       2,891     5.85       47,892       2,623     5.48       49,063       2,565     5.23
  FHLB advances.............        342          17     4.97          545          32     5.87          176           8     4.55
  Notes payable.............      3,629         423    11.66        3,629         424    11.68        3,629         425    11.71
                                -------      ------               -------      ------               -------      ------
    Total interest-bearing
      liabilities...........     74,337       3,824     5.14       74,341       3,690     4.96       73,923       3,558     4.81
                                             ------                            ------                            ------
  Other liabilities(2)......      8,094                             8,062                             8,330
                                -------                           -------                           -------
    Total liabilities.......     82,431                            82,403                            82,253
Stockholders' equity........      1,265                             2,020                             2,089
                                -------                           -------                           -------
    Total liabilities and
      stockholders'
      equity................    $83,696                           $84,423                           $84,342
                                =======                           =======                           =======
Net interest income;
  interest rate spread......                 $3,544     4.52%                  $4,073     5.26%                  $3,985     4.84%
                                             ======    =====                   ======    =====                   ======    =====
Net interest margin(1)......                            4.65%                             5.36%                             5.10%
                                                       =====                             =====                             =====
Average interest-earning
  assets to average
  interest-bearing
  liabilities...............    102.58%                           102.18%                           105.67%
                                =======                           =======                           =======

---------------

(1) Net interest margin is net interest income divided by average interest-earning assets (primarily loans).

(2) Including noninterest-bearing deposits.

     The following table sets forth the yields on loans, securities, and other interest-earning assets, the rates on deposits and borrowings and the resultant interest rate spreads at the dates and for the periods indicated:

                                                                AT SEPTEMBER 30,
                                                              ---------------------
                                                              2001    2000    1999
                                                              -----   -----   -----
Weighted average yield on:
  Loans receivable..........................................  10.97%  11.43%  10.95%
  Securities................................................   6.67    6.95    6.12
  Other interest-earning assets.............................   5.24    6.50    5.48
Combined weighted average yield on interest-earning
  assets....................................................  10.01   11.12   10.78
Weighted average rate paid on:
  Deposits..................................................   4.30    5.00    4.48
  Borrowings................................................     --    6.63      --
  Notes payable.............................................  11.50   11.50   11.50
Combined weighted average rate paid on interest-bearing
  liabilities...............................................   4.63    5.36    4.84
Spread......................................................   5.38    5.76    5.94

                                                               FOR THE FISCAL YEAR ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
Weighted average yield on:
  Loans receivable..........................................   10.21%    10.41%    10.07%
  Securities................................................    5.81      5.68      5.34
  Other interest-earning assets.............................    4.89      6.10      3.69
Combined weighted average yield on interest-earning
  assets....................................................    9.66     10.22      9.66
Weighted average rate paid on:
  Deposits..................................................    4.81      4.61      4.46
  FHLB advances.............................................    4.97      5.87      4.55
  Notes payable.............................................   11.66     11.68     11.71
Combined weighted average rate paid on interest-bearing
  liabilities...............................................    5.14      4.96      4.81
Spread......................................................    4.52      5.26      4.84
Net interest margin.........................................    4.65      5.36      5.10

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets (primarily loans) and interest-bearing liabilities (primarily deposits) for the periods shown. It distinguishes between the increase in interest income and interest expense related to higher outstanding balances and to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and rate.

                                                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                                          --------------------------------------------------------
                                                 2001 VS. 2000                2000 VS. 1999
                                          ---------------------------   --------------------------
                                             INCREASE                     INCREASE
                                            (DECREASE)                   (DECREASE)
                                              DUE TO         TOTAL         DUE TO         TOTAL
                                          --------------    INCREASE    -------------    INCREASE
                                          VOLUME   RATE    (DECREASE)   VOLUME   RATE   (DECREASE)
                                          ------   -----   ----------   ------   ----   ----------
                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.................................  $(568)   $(130)    $(698)     $ (11)   $245      $234
  Securities............................    313       20       333        (14)      3       (11)
  Interest bearing deposits with FHLB...      8      (27)      (19)       (81)     73        (8)
  Other interest-earning assets.........     (6)      (5)      (11)        (1)      6         5
                                          -----    -----     -----      -----    ----      ----
          Total increase (decrease) in
            net interest-earning
            assets......................   (253)    (142)     (395)      (107)    327       220
Interest-bearing liabilities:
  Deposits:
     Passbook accounts..................    (24)     (26)      (50)        13       5        18
     Now accounts.......................     11      (57)      (46)        29      18        47
     Money market accounts..............    (26)       4       (22)       (13)     (1)      (14)
     Certificate accounts...............     84      184       268        (61)    119        58
  FHLB advances.........................    (12)      (3)      (15)        21       3        24
  Notes payable.........................     --       (1)       (1)        --      (1)       (1)
                                          -----    -----     -----      -----    ----      ----
          Total increase (decrease) in
            net interest-bearing
            liabilities.................     33      101       134        (11)    143       132
                                          -----    -----     -----      -----    ----      ----
Net interest income.....................  $(286)   $(243)               $ (96)   $184
                                          =====    =====                =====    ====
Net increase (decrease) in net interest
  income................................                     $(529)                        $ 88
                                                             =====                         ====

RESULTS OF OPERATIONS

     Bryan-College Station FHC's results of operations are primarily dependent on its net interest income which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the average balances of interest-earning assets outstanding during the period and the average yields earned on such assets. Interest expense is a function of the average amount of interest-bearing liabilities outstanding during the period and the average rates paid on such liabilities. Bryan-College Station FHC also generates noninterest income, such as income from service charges and fees on checking accounts, loan servicing and other fees and charges, and gains on sales of loans and servicing rights. Bryan-College Station FHC's net income is also affected by the level of its noninterest expenses, such as employee salaries and benefits, occupancy and equipment expenses and federal deposit insurance premiums.

COMPARISON OF SIX MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001

     Bryan-College Station FHC reported a consolidated net loss after taxes of $327,000 for the six months ended March 31, 2002, compared to a net loss of $317,000 reported for the six months ended March 31, 2001. The decrease in net income, as discussed in more detail below, resulted primarily from a decrease in net interest income of $275,000 and a decrease in noninterest income. These items were partially offset by decreases in compensation and benefits expense and various other noninterest expenses as more fully discussed below.

     Net interest income, after provision for loan losses, decreased $163,000 to $1.4 million for the six months ended March 31, 2002, compared to $1.6 million for the six months ended March 31, 2001. This decrease is the result of lower interest income earned on loans of $731,000 partially offset by a decrease in interest expense on deposits of $416,000. The spread between the average yield on interest earning assets and the average cost of funds decreased to 4.93% at March 31, 2002 from 5.82% at March 31, 2001. Bryan-College Station FHC anticipates that this spread will continue to decrease as lower yielding assets that exhibit less credit risk replace higher yielding Second Chance Auto Loans currently held in portfolio.

     The provision for loan losses is based on management's periodic review of Bryan-College Station FHC's loan portfolio which considers, among other factors, past actual loan loss experience, the general prevailing economic conditions, changes in composition and risks inherent in the loan portfolio, independent third party loan reviews and specific borrower considerations such as the ability to repay the loan and the estimated value of the underlying collateral. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Bryan-College Station FHC's allowance for estimated loan losses.

     Bryan-College Station FHC recorded a $125,000 provision for loan losses for the six months ended March 31, 2002 as compared to $237,000 for the same period last year. The provision was calculated taking into account the most recent loss experience associated with the Second Chance Auto Loans and the reduction in non-performing loans. Non-performing loans at March 31, 2002 decreased $241,000 to $431,000, as compared to $672,000 at September 30, 2001. At March 31, 2002,
non-performing loans were comprised of two loans secured by single-family residential property totaling $138,000, four loans secured by commercial real estate totaling $175,000 and fourteen loans secured by automobiles totaling $118,000. Management does not expect to incur any losses in excess of the amounts already reserved on these loans. Total non-performing assets decreased during the six month period ended March 31, 2002 to $1.1 million or 1.31% of total assets at March 31, 2002 as compared to $1.8 million or 2.19% of total assets at September 30, 2001. The decrease in non-performing assets was primarily attributable to decreases in foreclosed real estate, repossessed vehicles and loans 90 days past due. At March 31, 2002, the allowance for loan losses totaled $382,000, or 0.63% of gross loans and 89% of total non-performing loans. At September 30, 2001, the allowance for loan losses totaled $417,000, or 0.65% of gross loans and 62% of total non-performing loans.

     Noninterest income decreased $31,000 to $439,000 for the six months ended March 31, 2002 compared with $470,000 for the six months ended March 31, 2001. This decrease is the result of a $70,000 decrease in gain on sale of loans and servicing rights partially offset by an increase in deposit account service charges of $29,000 and a $14,000 increase in servicing fee income. The increase in deposit account service charges was primarily the result of an increase in fees collected on deposit accounts.

     Noninterest expense decreased $324,000 to $2.2 million for the six months ended March 31, 2002. This decrease was the result of a decrease in compensation and benefits of $238,000, decreased occupancy and equipment expense of $69,000, a decrease in data processing of $16,000, a decrease in postage of $13,000 and a decrease in various other miscellaneous noninterest expenses of $13,000. During the first quarter of 2002 a majority of Bryan-College Station FHC's lending personnel resigned. Bryan-College Station FHC has been unable to hire qualified replacements, as potential hires are deterred by concerns that their employment may be terminated following Bryan-College Station FHC's anticipated merger with Texas United. These decreases in noninterest expense were partially offset by increases in federal insurance premiums of $13,000 and in net loss on real estate owned, repossessed assets and insurance claims of $14,000.

     Income tax benefit decreased $140,000 to $0 for the six months ended March 31, 2002 from a $140,000 benefit for the six months ended March 31, 2001. The zero tax benefit reflects the recording of a valuation allowance to offset the benefit of the net operating loss for the current period.

COMPARISON OF FISCAL YEAR ENDED SEPTEMBER 30, 2001 TO SEPTEMBER 30, 2000

     Bryan-College Station FHC reported a consolidated net loss of $533,000 for the year ended September 30, 2001 as compared to a net loss of $738,000 for the year ended September 30, 2000. The net loss was primarily due to a decline in interest income, an increase in provisions for losses on loans, losses on repossessed assets and insurance claims and a reduction in the tax benefit.

     Net interest income decreased by $529,000 to $3.5 million for the year ended September 30, 2001 from $4.1 million for the year ended September 30, 2000. This decrease primarily resulted from decreases in the average yield and volume of the loan portfolio and increases in the average rate on deposits. The yield on the loan portfolio is expected to decline in future periods due to declines in market interest rates (which reduced the yield of adjustable rate loans in the portfolio upon repricing and the yield received at the time of origination) and due to the payoff of higher yielding Second Chance Auto Loans. Because of the termination of the Second Chance Auto Loans, proceeds received upon repayment of these loans will be deployed in lower yielding assets, which is expected to result in Bryan-College Station FHC achieving lower average yields and interest income in future operating periods. The average yield on First Federal's loans decreased 20 basis points as a result of the decline in the Second Chance Auto Loan portfolio. The overall impact of this decline was to reduce the yield on interest earning assets by 56 basis points. These decreases were also impacted by an increase in the cost of funds resulting from an increase in the average rate paid on deposits of 20 basis points. As a result, Bryan-College Station FHC's net interest margin decreased to 4.65% for the year ended September 30, 2001 from 5.36% for the year ended September 30, 2000. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 102.58% at September 30, 2001 from 102.18% at September 30, 2000. The average net interest spread for fiscal year ended September 30, 2001 decreased to 4.52% from 5.26% for the same periods.

     Bryan-College Station FHC recorded a $324,000 provision for loan losses for the year ended September 30, 2001, as compared to a $254,000 provision for loan losses for the year ended September 30, 2000. Management increased the loan loss provision during fiscal 2001 largely as a result of continuing losses experienced on Second Chance Auto Loans. The allowance for loan losses was calculated, taking into account the most recent loss experience associated with Second Chance Auto Loans.

     Total non-performing assets remained relatively stable at $1.9 million or 2.22% of total assets at September 30, 2001.

     Noninterest income increased $29,000 to $1.1 million for the year ended September 30, 2001 from $1.1 million for the year ended September 30, 2000. This increase was primarily a result of the increase in service charges, the gain on the sale of mortgage loans, and the gain on the sale of securities available-for-sale during the year ended September 30, 2001, as compared to the prior year. This increase was offset by the fact that there were no gains on the sale of servicing rights during fiscal 2001. Bryan-College Station FHC is substantially dependent on its noninterest income in order to achieve net income. Gains on the sales of loans and servicing rights are dependent on various factors that are not necessarily within the control of Bryan-College Station FHC, including market and economic conditions. As a result, there can be no assurance that the gains on sales of loans and servicing rights reported by Bryan-College Station FHC in prior periods will be reported in future periods or that there will not be substantial periodic variation in the results from such activities that would affect the level of net income or loss reported by Bryan-College Station FHC.

     Noninterest expense decreased $849,000 from $5.8 million for the year ended September 30, 2000 to $4.9 million for the year ended September 30, 2001. This decrease was primarily the result of approximately $366,000 of supplemental retirement expenses primarily related to the termination of employment of Bryan-College Station FHC's former President and Chief Executive Officer being recorded in fiscal 2000 and a $365,000 reduction in compensation and employee benefits because of a reduction in personnel. Due to the discontinuation of the Second Chance Auto Lending Program and the current run-off of the portfolio, Bryan-College Station FHC anticipates a further decline in compensation and benefits in future periods. These reductions were partially offset by an increase in expenses related to repossessed assets, consisting of repossessed automobiles and data processing costs. For the fiscal year ended September 30, 2001, data processing was on a month-to-month contract which is more costly than a long-term contract.

     Income tax benefits decreased $174,000 from $258,000 for the year ended September 30, 2000 to an income tax benefit of $84,000 for the year ended September 30, 2001. This was due to a valuation allowance related to repossessed automobiles being recorded for the deferred tax assets of Bryan-College Station FHC as there is no assurance that Bryan-College Station FHC will be able to use these deductions in the future.

COMPARISON OF FISCAL YEAR ENDED SEPTEMBER 30, 2000 TO SEPTEMBER 30, 1999

     Bryan-College Station FHC reported a consolidated net loss of $738,000 for the year ended September 30, 2000, as compared to net income of $245,000 for the year ended September 30, 1999, a decrease of $983,000. The decrease in net income was due to a decrease in gains on the sale of consumer loans, costs related to the settlement of retirement benefits and other matters with Bryan-College Station FHC's former President and Chief Executive Officer, provisions for losses on loans, repossessed assets and insurance claims and the effect of a change in Bryan-College Station FHC's method of accounting for organization costs to comply with new accounting guidance.

     Net interest income increased by $88,000 to $4.1 million for the year ended September 30, 2000 from $4.0 million for the year ended September 30, 1999. This increase primarily resulted from increases in the average yield of the loan portfolio, offset in part by increases in the average rate and volume of deposits and borrowings. The yield on the loan portfolio is expected to decline in future periods due to declines in market interest rates (which reduced the yield of adjustable rate loans in the portfolio upon repricing and the yield received at the time of origination) and due to the payoff of higher yielding Second Chance Auto Loans. Because of the termination of the Second Chance Auto Loans, proceeds received upon repayment of these loans will be deployed in lower yielding assets, which is expected to result in Bryan-College Station FHC achieving lower average yields and interest income in future operating periods. The average yield on First Federal's loans increased 34 basis points as a result of an increase in the volume of consumer automobile loans and commercial loans, which yield a higher rate than traditional residential mortgage loans. These increases were partially offset by an increase in the cost of funds resulting from an increase in the average rate paid on deposits of 15 basis points and an increase in borrowings. As a result, Bryan-College Station FHC's interest margin increased to 5.36% for the year ended September 30, 2000 from 5.10% for the year ended September 30, 1999. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 102.18% at September 30, 2000 from 105.67% at September 30, 1999. The average net interest spread for the fiscal year ended September 30, 2000, increased to 5.26% from 4.84% for the same periods.

     Bryan-College Station FHC recorded a $254,000 provision for loan losses for the year ended September 30, 2000 as compared to a $104,000 provision for loan losses for the year ended September 30, 1999. Management increased the loan loss provision during fiscal 2000 largely as a result of an increased loss experience on the Second Chance Auto Loans during the year. As a result of these loan losses, in June 2000 Bryan-College Station FHC terminated its Second Chance Auto Lending Program. Prior to fiscal year 2000, Bryan-College Station FHC did not provide an allowance for anticipated loan losses on Second Chance Auto Loans. Management fully expected to collect any potential losses from the credit default insurance coverage based on their interpretation of the policy coverage and based upon the expected recovery value of the vehicles. During the year ended September 30, 2000, both the insurance reimbursement realized on the repossessed vehicles and the actual recovery value of the vehicles were lower than expected, resulting in actual losses that were greater than anticipated. The allowance for loan losses is now calculated, taking into account the recent loss experience associated with the Second Chance Auto Loans.

     Total nonperforming assets decreased for the year ended September 30, 2000 to $1.9 million or 2.22% of total assets as compared to $2.7 million or 3.31% of total assets at September 30, 1999. Much of the decrease in nonperforming assets was primarily attributable to a $300,000 reduction in loan delinquencies, a $174,000 reduction in real estate from foreclosure and a $347,000 reduction in repossessed vehicles.

     Noninterest income decreased $721,000 to $1.1 million for the year ended September 30, 2000 from $1.8 million for the year ended September 30, 1999. This was primarily a result of the absence of any sales of consumer loans during the year ended September 30, 2000 as compared to a gain on sale of consumer loans of $478,000 during the prior fiscal year. In addition, other noninterest income decreased $167,000 because in fiscal 1999 Bryan-College Station FHC had insurance reimbursements for casualty losses and insurance rebates taken on credit-default insurance reserves. During fiscal 2000, because of the number of Second Chance Loan insurance claims, Bryan-College Station FHC did not receive any rebates. In addition, there was a decrease in gains on sale of servicing rights as a result of a decline in loan sales during fiscal 2000. Bryan-College Station FHC is substantially dependent on its noninterest income in order to achieve net income.

Gains on the sales of loans and servicing rights are dependent on various factors that are not necessarily within the control of Bryan-College Station FHC, including market and economic conditions. As a result, there can be no assurance that the gains on sales of loans and servicing rights reported by Bryan-College Station FHC in prior periods will be reported in future periods or that there will not be substantial periodic variation in the results from such activities that would affect the level of net income or loss reported by Bryan-College Station FHC.

     Noninterest expense increased $557,000 from $5.2 million for the year ended September 30, 1999 to $5.8 million for the year ended September 30, 2000. This increase was primarily the result of approximately $325,000 of supplemental retirement expenses related to the termination of employment of Bryan-College Station FHC's former President and Chief Executive Officer and $240,000 of expenses related to valuation adjustments and losses for noninterest bearing assets (primarily repossessed vehicles). Due to the discontinuation of the Second Chance Auto Lending Program, Bryan-College Station FHC anticipates a decline in compensation and benefits in future periods because of a reduction in personnel.

     Income tax expense decreased $457,000 from $199,000 for the year ended September 30, 1999 to an income tax benefit of $258,000 for the year ended September 30, 2000 due to the net loss incurred for the year ended September 30, 2000.

     Bryan-College Station FHC recognized the cumulative effect of a change in accounting principle relating to the treatment of organization costs as a long-lived asset. Due to a new accounting pronouncement, the remaining value of this asset, of $100,000, was fully amortized at October 1, 1999.

FINANCIAL CONDITION

  COMPARISON OF MARCH 31, 2002 TO SEPTEMBER 30, 2001

     Bryan-College Station FHC's total assets decreased by $1.5 million to $82.1 million at March 31, 2002 from $83.6 million at September 30, 2001. Net loans receivable (excluding loans held for sale) decreased $4.3 million to $57.6 million at March 31, 2002, compared to $61.9 million at September 30, 2001. This decrease was due primarily to the repayment of principal balances on loans originally issued under First Federal's discontinued Second Chance Auto Loan Program. During the six months ended March 31, 2002, Bryan-College Station FHC originated and purchased for portfolio and sale an aggregate of $19.3 million of loans compared with originations and purchases for portfolio and sale of an aggregate of $18.3 million of loans for the same period in 2001.

     Securities available-for-sale remained decreased by $6.0 million to $3.5 million at March 31, 2002 as compared to $9.5 million at September 30, 2001. The decrease was primarily due to the sale of securities, which were reinvested into higher yielding interest-bearing deposits in other financial institutions, including a subsidiary of Texas United.

     Repossessed assets and insurance claims receivable decreased from $1.0 million at September 30, 2001 to $333,000 at March 31, 2002. This decrease was due primarily to an increase in the insurance claims received related to the discontinued Second Chance Auto Loan program.

     Real estate owned decreased from $677,000 at September 30, 2001 to $430,000 at March 31, 2002 due to sales that resulted in a loss of $15,600 to First Federal.

     Deposits decreased $533,000 to $75.6 million at March 31, 2002, compared to $76.2 million at September 30, 2001. At March 31, 2002, a majority of the certificates of deposit were scheduled to mature during the next year. Based on its past experience, Bryan-College Station FHC anticipates at the time of maturity a majority of these certificates of deposits will be renewed. This renewal is primarily dependent on Bryan-College Station FHC offering competitive rates. If a portion of the certificates of deposits are not renewed, Bryan-College Station FHC does not expect that this non-renewal will have a significant impact on its operations as it has the ability to use various sources for funding, including Federal Home Loan Bank advances, to meet liquidity and funding needs. Escrowed funds for property taxes related to real estate loans held by First Federal decreased $459,000 to $250,000 at March 31, 2002 from $709,000 at September 30, 2001.

     Stockholders' equity in Bryan-College Station FHC decreased $327,000 to $527,000 at March 31, 2002 from $854,000 at September 30, 2001 due primarily to the net loss in the first six months of the fiscal year.

  COMPARISON OF SEPTEMBER 30, 2001 TO SEPTEMBER 30, 2000

     Bryan-College Station FHC's total assets decreased by $1.4 million or 1.6% to $83.6 million at September 30, 2001 from $84.9 million at September 30, 2000.

     Securities available-for-sale increased to $9.5 million at September 30, 2001 from $5,000 at September 30, 2000, while securities held-to-maturity decreased from $522,000 at September 30, 2000 to $421,000 at September 30, 2001. The increase in securities was primarily because of the termination of the Second Chance Auto Lending Program. As these loans are repaid the proceeds are being invested in securities available-for-sale.

     Net loans receivable (excluding loans held-for-sale) decreased from $67.6 million at September 30, 2000 to $61.9 million at September 30, 2001. The decrease resulted from the discontinuation of the Second Chance Auto Lending Program. Loans held-for-sale decreased as a result of repayments and repossessions.

     Repossessed assets and insurance claims increased to $1.0 million at September 30, 2001 from $889,000 at September 30, 2000. This increase was a result primarily of increased repossession of Second Chance Auto Loans.

     Real estate owned increased from $377,000 at September 30, 2000 to $677,000 at September 30, 2001. This increase was primarily a result of foreclosure of one commercial real estate loan.

     Deposits increased by $2.5 million to $76.2 million at September 30, 2001 from $73.7 million at September 30, 2000. The increase was due to an increase in rates, which allowed Bryan-College Station FHC to increase deposits and repay $3.0 million of outstanding Federal Home Loan Bank advances. At September 30, 2001, approximately $38.8 million or 78% of the certificates of deposit are scheduled to mature during the year. Based on its past experience, Bryan-College Station FHC anticipates that at the time of maturity a majority of these certificates of deposits will be renewed. This renewal is primarily dependent on Bryan-College Station FHC offering competitive rates. If a portion of the certificates of deposits are not renewed, Bryan-College Station FHC does not expect that this non-renewal will have a significant impact on its operations as it has the ability to use various sources for funding, including Federal Home Loan Bank advances, to meet liquidity and funding needs.

     Stockholders' equity declined to $854,000 at September 30, 2001 from $1.4 million at September 30, 2000. This decrease of $523,000 was the result of the net loss of $533,000 for the year ended September 30, 2001, offset by accumulated other comprehensive income for $10,000.

LIQUIDITY AND CAPITAL RESOURCES

     Bryan-College Station FHC's primary sources of funds are deposits, principal and interest payments on loans and other funds provided from operations. Additionally, Bryan-College Station FHC in the past has borrowed funds from the Federal Home Loan Bank of Dallas or utilized particular sources of funds based on need, comparative costs and availability at the time.

     While scheduled loan repayments, short-term investments, and FHLB of Dallas borrowings are relatively stable sources of funds, deposit flows are unpredictable and are a function of external factors including competition, the general level of interest rates, general economic conditions and the restructuring occurring in the banking industry. Based on its past experience, Bryan-College Station FHC anticipates that it will retain most of its deposits. In the event there is some decline in the deposit base, Bryan-College Station FHC does not expect that this change will have a significant impact on its operations because it has the ability to use various sources for funding, including Federal Home Loan Bank advances, to meet liquidity and funding needs.

     Bryan-College Station FHC maintains investments in liquid assets based on management's assessment of cash needs, expected deposit flows, availability of advances from the FHLB of Dallas, available yield on liquid assets (both short-term and long-term) and the objectives of its asset/liability management program. Several options are available to increase liquidity, including reducing loan originations, increasing deposit marketing activities, and increasing borrowings from the FHLB of Dallas.

     At March 31, 2002, Bryan-College Station FHC had commitments to originate loans, including loans in process, totaling $3.0 million. Bryan-College Station FHC also had $1.3 million of outstanding unused lines of credit and $103,000 of letters of credit. Bryan-College Station FHC considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. Bryan-College Station FHC expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. At March 31, 2002, Bryan-College Station FHC had no advances outstanding from the FHLB of Dallas.

     At March 31, 2002, First Federal had Tier I capital of $4.9 million, or 6.03% of total assets, which was $1.6 million above the minimum capital requirement of $3.3 million or 4% of total assets.

     At March 31, 2002, First Federal had total risk-based capital of $5.2 million and risk-weighted assets of $53.2 million or total risk-based capital of 9.84% of risk-weighted assets. This amount was $980,000 above the minimum regulatory requirement of $4.3 million, or 8.0% of risk-weighted assets.

     As a result of regulatory classification by the OTS, First Federal is required to provide prior notice to OTS of transactions between First Federal and its affiliates, such as Bryan-College Station FHC, and receipt of OTS approval prior to paying a dividend from First Federal to Bryan-College Station FHC. Bryan-College Station FHC's 11 1/2% debentures due March 31, 2003 require quarterly interest payments of approximately $105,000. As of January 3, 2002, First Federal had received OTS approval to pay dividends of $487,000 to Bryan-College Station FHC. Management has projected that these dividends will allow Bryan-College Station FHC to make all of the necessary interest payments and pay expected operating expenses for the year ending September 30, 2002. Failure to timely pay the interest would result in a default under the indenture governing the debentures and may result in acceleration of the maturity of the outstanding $3,629,000 principal balance and a demand for payment from debenture holders that Bryan-College Station FHC could not currently meet.

     First Federal's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities are summarized below for the periods indicated:

                                                  SIX MONTHS ENDED       YEAR ENDED
                                                     MARCH 31,         SEPTEMBER 30,
                                                 ------------------   ----------------
                                                   2002      2001      2001      2000
                                                 --------   -------   -------   ------
                                                        (DOLLARS IN THOUSANDS)
Operating Activities:
  Net income (loss)............................  $   (327)  $  (317)  $  (533)  $ (738)
  Adjustment to reconcile net income or loss to
     net cash provided by operating
     activities................................       935       314     1,977      (49)
                                                 --------   -------   -------   ------
  Net cash provided by (used in) operating
     activities................................       608        (3)    1,444     (787)
  Net cash provided by (used in) investing
     activities................................    10,384    (3,074)   (4,199)     123
  Net cash provided by (used in) financing
     activities................................    (1,012)     (538)     (574)   3,407
                                                 --------   -------   -------   ------
  Net increase (decrease) in cash and cash
     equivalents...............................     9,980    (3,615)   (3,329)   2,743
  Cash and cash equivalents at beginning of
     period....................................     4,119     7,448     7,448    4,705
                                                 --------   -------   -------   ------
  Cash and cash equivalents at end of period...  $ 14,099   $ 3,833   $ 4,119   $7,448
                                                 ========   =======   =======   ======

     The primary investing activity of First Federal is lending. Loan repayments and sales, net of originations, provided $4.6 million and $3,000 in cash for the years ended September 30, 2001 and September 30, 2000, respectively. In addition, in 2001 Bryan-College Station FHC purchased $14.1 million of securities and sold $4.6 million of securities. Deposits increased $2.5 million during the year ended September 30, 2001 as compared to a $446,000 decrease during the year ended September 30, 2000. FHLB advances decreased by $3.0 million in 2001 as compared to an increase of $3.0 million in 2000.

     Bryan-College Station FHC's 11 1/2% debentures due March 31, 2003 require quarterly interest payments of approximately $105,000. The Bryan-College Station FHC is dependent on dividends from First Federal in order to pay the interest on the debentures. First Federal must obtain prior approval of the OTS before declaring any dividends. Failure to timely pay the interest may result in a default under the indenture governing the debentures resulting in acceleration of the maturity of the outstanding $3.6 million principal balance and a demand for payment from debenture holders that Bryan-College Station FHC could not currently meet. The OTS has approved the payment of dividends to Bryan-College Station FHC which should permit Bryan-College Station FHC to make interest payments and cover foreseeable operating expenses through September 30, 2002.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related financial data presented in this proxy statement-prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

     Unlike industrial companies, virtually all of Bryan-College Station FHC's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. In the current interest rate environment, the liquidity, maturity structure and quality of Bryan-College Station FHC's assets and liabilities are critical to the maintenance of acceptable performance levels.

                     BUSINESS OF BRYAN-COLLEGE STATION FHC

GENERAL

     First Federal is a federally chartered, independent thrift institution, headquartered in Bryan-College Station, Texas, which began operations in 1965. First Federal converted from the mutual to stock form of organization and recapitalized in 1993. First Federal is predominantly a residential mortgage lender, originating loans primarily in Bryan-College Station and the surrounding counties of Burleson, Grimes, Leon, Madison, Robertson and Washington, which comprise its immediate trade area. To a lesser extent, First Federal also originates residential construction loans partially guaranteed by the U.S. Small Business Administration (SBA), commercial real estate and commercial business loans. Prior to June 2000, First Federal had originated a significant amount of consumer loans primarily secured by automobiles through selected automobile dealers. These loans are partially insured against loss by credit-default insurance. Bryan-College Station FHC discontinued this program in response to an OTS examination completed in June 2000, which resulted in First Federal being designated to be in "troubled condition" and a "problem association" and First Federal entering into a Supervisory Agreement with the OTS. On March 2, 2001, the OTS notified First Federal that it was no longer designated to be in "troubled condition" and a "problem association." See "Supervision and Regulation -- Supervisory Agreement" on page 133 for a discussion of regulatory restrictions imposed and the Supervisory Agreement entered into with the OTS as a result of the examination.

     First Federal funds the above lending products using a retail deposit base gathered in its home market of Bryan-College Station and its immediate trade area. First Federal currently operates three full-service offices, two of which are located in Bryan (including its principal executive office which is situated in the middle of the Bryan-College Station community), a new facility located in North Bryan, and one full-service branch in adjacent College Station.

     The principal executive office of Bryan-College Station FHC and First Federal is located at 2900 Texas Avenue, Bryan, Texas 77802 and the telephone number at that address is (979) 779-2900.

MARKET AREA

     Bryan-College Station is in Brazos County, Texas and is located in the center of the growing area bordered by Houston, Austin-San Antonio, and Dallas-Ft. Worth. It is the home of Texas A&M University, which has an enrollment of over 43,000 students and is the third largest university in the nation, and is also the home of the George Bush Presidential Library. It also is home to Blinn College, which has a student body of approximately 10,000 students. Management considers the Bryan-College Station area, and the surrounding Texas counties of Brazos, Burleson, Grimes, Leon, Madison, Robertson, and Washington to be its primary-market and trade areas for deposits and lending activities.

LENDING ACTIVITIES

     General. The principal lending activities of First Federal are originating first mortgage real estate loans secured by owner occupied one- to four-family residential property, originating residential construction loans secured by owner occupied one- to four-family residential property, originating SBA and other small commercial loans and originating consumer loans.

     While a substantial portion of the loans originated for portfolio by First Federal are conventional residential mortgage loans (i.e., not guaranteed or insured by agencies of the federal government), which are secured by residential properties, most may not conform with all of the requirements for sale to Fannie Mae or Freddie Mac. These loans may not conform for several reasons. Some loans may have some relatively small credit deficiencies (which in certain cases may result in First Federal securing the loan by additional collateral and/or requiring a guarantor for the loan). In addition, the borrower may, among other things, have an insufficient length of employment history or insufficient length of residence history for the loan to qualify for sale to Fannie Mae or Freddie Mac, or the residence may not qualify because of its rural location, or there exist insufficient, recent sales of comparable properties for appraisal purposes. As a result, the loan may pose some higher risk than secondary market conventional mortgage loans. However, all long-term, fixed rate conventional mortgage loans are sold immediately to the secondary market and are not held in First Federal's loan portfolio. Loans which do not comply with Fannie Mae or Freddie Mac underwriting requirements are held in First Federal's loan portfolio only if they meet First Federal's credit underwriting requirements and are short-term balloon loans or loans which have adjustable interest rates.

     Prior to fiscal year 2000, First Federal had increased its consumer lending area in order to increase its risk-adjusted yield on these loans, consisting of consumer loans to individuals with less than prime credit primarily secured by vehicles and originated through indirect lending from automobile dealers under its recently terminated Second Chance Auto Lending Program. At September 30, 2001, the unpaid principal balance of Second Chance Auto Loans was $7.9 million. First Federal also originates residential construction loans, small commercial real estate and small to medium commercial business loans. In addition, First Federal originates SBA business loans as a Certified SBA lender. Generally, First Federal sells the SBA guaranteed portion of SBA loans and retains servicing for the entire loan.

     First Federal's policy is not to invest its loan portfolio in long-term, fixed rate mortgage-backed securities or retain long-term, fixed rate loans. In order to reduce First Federal's vulnerability to changes in interest rates, First Federal generally originates short-term three-year balloon and adjustable rate, one- to four-family residential mortgage loans, consumer loans (especially automobile loans) and short-term construction loans. At September 30, 2001, First Federal had $20.6 million of fixed-rate residential mortgage loans (primarily consisting of three-year balloon loans), $11.2 million of adjustable rate residential mortgage loans and $15.5 million of fixed rate consumer loans (predominately automobile loans) out of a total of $67.6 million in total loans, including loans held-for-sale.

     Loan originations come primarily from advertising, walk-in customers, real estate brokers, homebuilders and referrals from existing customers. All loans that are originated for portfolio by First Federal are reviewed and approved by the Board of Directors.

     Loan Portfolio Composition. The following table sets forth information concerning the composition of First Federal's loan portfolio (including loans held-for-sale) in dollar amounts and in percentages (before deductions for the undisbursed portion of construction loans, deferred fees and discounts, deferred income, premiums, and allowances for losses) as of the dates indicated:

                                                       SEPTEMBER 30,
                                 ---------------------------------------------------------
                                       2001                2000                1999
                                 -----------------   -----------------   -----------------
                                 AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                 -------   -------   -------   -------   -------   -------
                                                  (DOLLARS IN THOUSANDS)
Real Estate Loans
  Residential..................  $31,806    47.07%   $33,319    44.87%   $33,436    46.35%
  Residential held-for-sale....       --       --         61      .08         62      .09
  Commercial...................    6,094     9.02      5,096     6.86      5,865     8.13
  Construction.................    9,284    13.74      6,926     9.33      4,800     6.65
                                 -------   ------    -------   ------    -------   ------
          Total real estate
            loans..............   47,184    69.83     45,402    61.14     44,163    61.22
Other Loans:
  Consumer loans:
  Secured by automobile........   11,947    17.68     17,167    23.12     18,529    25.69
  Secured by deposit
     accounts..................      601      .89        872     1.17      1,080     1.50
  Held for sale................    2,355     3.48      3,811     5.13      2,402     3.33
  Other........................      583      .87      1,275     1.72      2,973     4.12
                                 -------   ------    -------   ------    -------   ------
          Total consumer
            loans..............   15,486    22.92     23,125    31.14     24,984    34.64
  Commercial business loans....    4,898     7.25      5,728     7.72      2,988     4.14
                                 -------   ------    -------   ------    -------   ------
          Total other loans....   20,384    30.17     28,853    38.86     27,972    38.78
                                 -------   ------    -------   ------    -------   ------
          Total loans..........   67,568   100.00%    74,255   100.00%    72,135   100.00%
                                           ======              ======              ======
Less:
  Undisbursed portion of
     construction loans........    2,950               2,486               1,669
  Net deferred fees and
     discounts.................      109                 109                  82
  Deferred income..............       --                  27                   3
  Allowance for losses on
     loans.....................      417                 415                 326
  Premiums, net of discounts...     (120)               (215)               (383)
                                 -------             -------             -------
          Net loans............  $64,212             $71,433             $70,438
                                 =======             =======             =======

     The following table shows the fixed- and adjustable-rate composition of First Federal's loan portfolio including loans held for sale at the dates indicated.

                                                       SEPTEMBER 30,
                                 ---------------------------------------------------------
                                       2001                2000                1999
                                 -----------------   -----------------   -----------------
                                 AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                 -------   -------   -------   -------   -------   -------
                                                  (DOLLARS IN THOUSANDS)
Fixed-Rate Loans:
  Real estate:
     Residential...............  $20,594    30.48%   $22,203    29.90%   $22,808    31.62%
     Residential
       held-for-sale...........       --       --         61     0.08         62     0.09
     Commercial................    2,628     3.89      3,099     4.17      3,677     5.10
     Construction..............    6,938    10.27      6,864     9.25      4,800     6.65
                                 -------   ------    -------   ------    -------   ------
          Total real estate
            loans..............   30,160    44.64     32,227    43.40     31,347    43.46
     Consumer loans............   13,131    19.44     19,314    26.01     22,582    31.31
     Consumer held for sale....    2,355     3.48      3,811     5.13      2,402     3.33
     Commercial business
       loans...................    2,825     4.18        507     0.69        578     0.80
                                 -------   ------    -------   ------    -------   ------
          Total fixed-rate
            loans..............   48,471    71.74     55,859    75.23     56,909    78.90
Adjustable-Rate Loans:
  Real estate:
     Residential...............   11,212    16.59     11,116    14.97     10,628    14.73
     Commercial................    3,466     5.13      1,997     2.69      2,188     3.03
     Construction..............    2,346     3.47         62     0.08         --       --
  Commercial business loans....    2,073     3.07      5,221     7.03      2,410     3.34
                                 -------   ------    -------   ------    -------   ------
          Total adjustable rate
            loans..............   19,097    28.26     18,396    24.77     15,226    21.10
                                 -------   ------    -------   ------    -------   ------
          Total loans..........   67,568   100.00%    74,255   100.00%    72,135   100.00%
                                           ======              ======              ======
Less:
  Undisbursed portion of
     construction loans........    2,950               2,486               1,669
  Deferred fees and
     discounts.................      109                 109                  82
  Deferred income..............       --                  27                   3
  Allowance for losses on
     loans.....................      417                 415                 326
  Premiums, net of discounts...     (120)               (215)               (383)
                                 -------             -------             -------
     Net loans.................  $64,212             $71,433             $70,438
                                 =======             =======             =======

     The following table shows the origination, purchase and repayment activities for loans of First Federal for the periods indicated.

                                                           YEARS ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            2001      2000     1999
                                                           -------   ------   -------
                                                             (DOLLARS IN THOUSANDS)
Loans Funded:
  Real estate -- residential.............................  $ 3,479   $7,565   $19,541
     -- commercial.......................................    2,190    1,583     1,940
     -- construction or development......................   15,405   14,744    10,623
  Non-real estate -- consumer............................    3,648   13,040    15,088
     -- commercial business..............................    6,043    6,965    12,975
                                                           -------   ------   -------
     Total loans originated..............................   30,765   43,897    60,167

Loans Sold:
  Loans sold.............................................       --    2,989    15,852
  Principal repayments and refinancings..................   38,520   38,788    45,983
                                                           -------   ------   -------
  Total reductions.......................................   38,520   41,777    61,835
  Change in other items, net.............................      534   (1,125)      112
                                                           -------   ------   -------
  Net increase (decrease)................................  $(7,221)  $  995   $(1,556)
                                                           =======   ======   =======

     At September 30, 2001, First Federal serviced $3.5 million in loans for others, consisting primarily of SBA loans and loans originated under its Second Chance Auto Lending Program and subsequently sold.

     The following schedule illustrates the maturities of First Federal's loan portfolio, including loans held-for-sale at September 30, 2001. Loans which have adjustable or renegotiable interest rates and amortizing loans are shown as maturing in the period during which the loan is contractually due. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses:

                                                REAL ESTATE
                        ------------------------------------------------------------
                           RESIDENTIAL           COMMERCIAL          CONSTRUCTION         CONSUMER(1)
                        ------------------   ------------------   ------------------   ------------------
                                  WEIGHTED             WEIGHTED             WEIGHTED             WEIGHTED
DUE DURING YEARS ENDED            AVERAGE              AVERAGE              AVERAGE              AVERAGE
    SEPTEMBER 30,       AMOUNT      RATE     AMOUNT      RATE     AMOUNT      RATE     AMOUNT      RATE
----------------------  -------   --------   ------    --------   ------    --------   ------    --------
                                                     (DOLLARS IN THOUSANDS)
2002(2)..............   $ 6,627     8.78%    $  371      9.32%    $8,612      8.31%    $ 1,907    13.61%
2003 and 2004........     6,831     8.84      1,208      9.43        672      7.67       7,974    15.41
2005 and 2006........       941     8.81      1,327      6.73         --        --       4,768    12.56
2007 to 2011.........       659     8.53        713      8.45         --        --         448     7.87
2012 to 2021.........     2,885     7.88      1,077      8.72         --        --          --       --
2022 and following...    13,863     8.43      1,398      8.58         --        --         389     8.50
                        -------              ------               ------               -------
                        $31,806     8.56%    $6,094      8.40%    $9,284      8.27%    $15,486    13.92%
                        =======              ======               ======               =======


                             BUSINESS              TOTAL
                        ------------------   ------------------
                                  WEIGHTED             WEIGHTED
DUE DURING YEARS ENDED            AVERAGE              AVERAGE
    SEPTEMBER 30,       AMOUNT      RATE     AMOUNT      RATE
----------------------  -------   --------   -------   --------
                                (DOLLARS IN THOUSANDS)
2002(2)..............   $1,854      9.05%    $19,371     9.08%
2003 and 2004........      954      9.00      17,639    11.81
2005 and 2006........      571      8.70       7,607    10.79
2007 to 2011.........      271      8.64       2,091     8.37
2012 to 2021.........    1,106      8.16       5,068     8.12
2022 and following...      142      8.00      15,792     8.44
                        ------               -------
                        $4,898      8.74%    $67,568     9.74%
                        ======               =======

---------------

(1) Includes loans held for sale.

(2) Includes demand loans, loans having no stated maturity and overdraft loans.

     The total amount of loans maturing after September 30, 2002, that have fixed rates of interest (including three-year balloon home loans and other types of loans with balloon maturities) is $30.7 million while the total amount of loans due after such date which have floating or adjustable rates of interest is $17.5 million.

     One- to Four-Family Residential Real Estate Lending. First Federal's primary lending program is the origination of loans secured by mortgages on owner-occupied one- to four-family residences, and to a lesser degree on non-owner occupied one- to four-family residences. In order to increase the interest rate sensitivity of its residential loan portfolio, First Federal has emphasized the origination of non-FNMA and FHLMC conforming three-year balloon loans (generally with 30 year amortization schedules). At September 30, 2001, $20.6 million or 30.5%, of First Federal's gross loan portfolio consisted of fixed-rate loans on one- to four-family residences. Most of these loans were secured by residential properties located in the State of Texas, with a majority of the properties located in First Federal's primary market area. On September 30, 2001, 1.3% of all portfolio residential loans were 90 days or more past due.

     First Federal's residential loans are generally underwritten and documented to permit their sale in the secondary market. In the event they do not conform to FNMA and FHLMC secondary market standards, First Federal will determine whether or not such loans meet its credit-underwriting guidelines to be considered for approval for funding into First Federal's loan portfolio. First Federal evaluates both the borrower's ability to make principal and interest payments and the value of the property (and any other collateral) that will secure the loan. One- to four-family loan originations are generally made in amounts up to 90% of the cost or appraised value of the security property, whichever is lower. The determination as to lend in excess of 80% of the appraised value is made on a case-by-case basis and is based on a variety of factors, including the borrower's credit and payment history, length of employment, length of residence and other factors relating to the borrower's stability, debt-to-income ratio, as well as the quality of the property securing the loan. First Federal may require private mortgage insurance for its loans with loan-to-value ratios over 80%, that it retains in its portfolio. In those instances where First Federal does not require private mortgage insurance, in the event of a foreclosure, First Federal can be subject to a greater risk of loss on the foreclosure and disposition of such property. First Federal has, however, had a very limited loss experience on such loans. See "-- Loan Delinquencies; Nonperforming Assets and Classified Assets."

     First Federal's residential mortgage loans customarily include "due-on-sale" clauses, which are provisions giving First Federal the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage, when the loan is not repaid in full. First Federal generally enforces these due-on-sale clauses. First Federal requires, in connection with the origination of residential real estate loans, title insurance and fire and casualty insurance coverage as well as flood insurance, where appropriate, to protect First Federal's interest. The cost of this insurance coverage is paid by the borrower.

     Mortgage-Backed Securities. First Federal has a limited portfolio of mortgage-backed securities. Such mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. For information regarding the carrying and market values of First Federal's mortgage-backed securities portfolio, see Note 2 of the Notes to the Bryan-College Station FHC Consolidated Financial Statements.

     Consistent with First Federal's asset/liability policy to minimize interest rate risk, approximately 79.7% of First Federal's mortgage-backed securities carry adjustable interest rates.

     The following table sets forth the carrying value of First Federal's mortgage-backed securities at the dates indicated.

                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                               2001     2000    1999
                                                              -------   -----   -----
                                                              (DOLLARS IN THOUSANDS)
Held-to-Maturity
  Federal Home Loan Mortgage Corporation....................  $  296    $373    $447
  Federal National Mortgage Association.....................     125     149     245
                                                              ------    ----    ----
     Total..................................................  $  421    $522    $692
                                                              ======    ====    ====
Available-for-Sale
  Government National Mortgage Association..................  $1,265    $ --    $ --
                                                              ------    ----    ----
     Total..................................................  $1,265    $ --    $ --
                                                              ======    ====    ====

     The following table sets forth the contractual maturities of First Federal's mortgage-backed securities at September 30, 2001. Not considered in the preparation of the table below is the effect of prepayments, periodic principal repayments and the adjustable rate nature of these instruments.

                                                               DUE IN
                               ----------------------------------------------------------------------
                               6 MONTHS   6 MONTHS    1 TO 3    3 TO 5   5 TO 10   10 TO 20   OVER 20   CARRYING
                               OR LESS    TO 1 YEAR    YEARS    YEARS     YEARS     YEARS      YEARS     VALUE
                               --------   ---------   -------   ------   -------   --------   -------   --------
                                                            (DOLLARS IN THOUSANDS)
Held-to-Maturity
  Federal Home Loan Mortgage
    Corporation..............   $  --       $  --      $  --      $1       $5        $45      $  245     $  296
  Federal National Mortgage
    Association..............      --          --         --      --       --         28          97        125
Available-for-Sale
  Government National
    Mortgage Association.....      --          --         --      --       --         --       1,265      1,265
                                -----       -----      -----      --       --        ---      ------     ------
    Total....................   $  --       $  --      $  --      $1       $5        $73      $1,607     $1,686
                                =====       =====      =====      ==       ==        ===      ======     ======

     First Federal's mortgage-backed and other securities portfolios are managed in accordance with a written investment policy adopted by the Board of Directors. Investments may be made in accordance with the policy and approval by its Investment Committee.

     Consumer Lending. Federal laws and regulations permit federally chartered thrift institutions to make secured and unsecured consumer loans (First Federal generally discourages unsecured lending) up to a regulatory-defined maximum of 35% of their total assets less permissible investments in commercial paper and corporate debt. At September 30, 2001, such regulatory-defined consumer loans represented approximately 21.2% of First Federal's total assets. In addition, federal thrift institutions have lending authority above the 35% limit for certain consumer loans such as home improvement loans, mobile home loans, credit card loans and educational loans. First Federal generally discourages unsecured loans, or loans secured by "soft collateral" such as inventory, accounts receivable and special-purpose equipment except where the borrower is credit-worthy and the loan is partially guaranteed by the SBA.

     As part of management's strategy to shorten the average effective maturity of its loans and thereby minimize its interest rate risk, and also to increase the average yield of its loan portfolio, First Federal offers various consumer loans, including but not limited to automobile and home improvement loans. First Federal also offers loans to its depositors on the security of their deposit accounts.

     First Federal currently originates substantially all of its consumer loans in its primary market area. Direct consumer loans are made when First Federal extends credit directly to the borrower as compared to indirect loans made through automobile dealers selected by First Federal. In June 2000, First Federal discontinued the origination of indirect automobile loans through its Second Chance Auto Lending Program, although it continues to originate a limited amount of indirect automobile loans through selected dealers. At September 30, 2001, $1.5 million of our total automobile loans were originated through selected dealers outside of the Second Chance Auto Lending Program.

     In December 1995, First Federal expanded its auto lending program by initiating a credit-default insured indirect automobile loan origination program for borrowers with less than prime credit, and involving automobile dealers selected by First Federal and located in the area bordered by Houston, Austin, San Antonio and Dallas. Automobile dealers that sold loans pursuant to this Second Chance Auto Lending Program were not required to establish dealer reserves pursuant to their Dealer Agreement; however, the loan amount of the automobile sales contract was generally discounted from the dealer by First Federal prior to purchase.

     The Second Chance Auto Lending Program was underwritten according to the credit-underwriting guidelines developed by First Federal and agreed to by First Federal's credit-default insurer. Prior to this program being discontinued, Second Chance Auto Loans were insured by The Royal & Sun Alliance

Company ("Royal") (which carries a rating of A-1 "Superior" by A.M. Best's, an insurance rating company) for credit-default by the borrower up to $6,000 per loan in the event there is a deficiency between the unpaid balance of the loan and the resale price of the repossessed vehicle. At September 30, 2001, $497,000 of First Federal's Second Chance Auto Loans were insured by other insurers subject to their limitations, if any.

     At September 30, 2001, Second Chance Auto Loans totaled $7.9 million (including $2.4 million of Second Chance Auto Loans held for sale) and were secured by 1,213 automobiles. Total automobile loans, including loans held for sale, totaled $14.3 million or approximately 21.2% of First Federal's gross loan portfolio.

     Consumer loans may entail greater risk than do residential mortgage loans, particularly consumer loans that are secured by rapidly depreciable assets such as automobiles. First Federal makes a very limited amount of unsecured loans, which entail an even greater risk. Any repossessed collateral for a defaulted consumer loan may not always provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation of the vehicle or other collateral. In certain circumstances, such as the borrower filing Chapter 7 bankruptcy or First Federal being unable to locate the borrower, the remaining deficiency may not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a borrower against an assignee of the loan, who may then be able to assert against the assignee, the claims and defenses that he or she has against the seller of the underlying collateral. Consumer loan delinquencies may increase over time as the loans age. Lastly, there can be no assurance that First Federal can collect any amount due under the applicable insurance policy.

     At September 30, 2001, 1.03% of First Federal's consumer loans were considered non-performing assets because they were past-due over 90 days. There can be no assurance that First Federal's consumer loan delinquencies and repossessions will not increase in the future.

     Construction Lending. First Federal generally makes construction loans to individuals for the construction of their residences and to experienced homebuilders primarily for the construction of contracted-for (custom) residences, and also to a lesser degree primarily to experienced homebuilders for residences that have not been pre-sold when First Federal believes that the residence is priced and located so that it should be sold in the relatively short term.

     Construction loans to individuals for their residences generally have terms of nine months and are usually made on a non-amortizing (interest only, payable monthly), balloon basis, to be repaid from the permanent mortgage loan when the construction is completed. First Federal's construction loans are generally made either as the initial stage of a combination loan (i.e., with a commitment from First Federal to provide permanent financing upon completion of the project) or with a takeout obligation (commitment to provide permanent financing by a third party lender). Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At September 30, 2001, First Federal had $6.3 million in residential construction loans, of which $1.2 million are to borrowers who have indicated to First Federal that they intend to live in the properties upon completion of construction.

     Residential construction loans are generally made up to a maximum loan-to-value ratio of 80% based on an independent appraisal and estimate of costs. Residential construction loans involve additional risk attributable to the fact that loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Because of some uncertainties inherent in estimating construction costs and the market for the home upon completion, it is relatively difficult to evaluate the total loan funds required to complete a project, the related loan-to-value ratios, and the likelihood of ultimate success of the project. In evaluating a construction loan, First Federal considers the credit worthiness and reputation of the borrower and the experience and reputation of the contractor, the amount of the borrower's equity (down payment) in the project, independent appraisal valuations and review of cost estimates, and, if applicable, pre-construction sale and market information. Progress payments during construction of homes are generally made only after inspection by an independent, licensed real estate inspector. Residential construction loans to borrowers other than owner occupants also involve many of the same risks, discussed below, regarding commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans.

     Commercial Real Estate Lending. In order to enhance the yield of its assets, First Federal originates a limited amount of construction and permanent loans secured by commercial real estate. First Federal's permanent commercial real estate loan portfolio includes loans secured by churches, small office buildings, and other small business properties. First Federal generally makes only commercial real estate loans secured by income producing property, and discourages large commercial real estate loans. At September 30, 2001, First Federal had two commercial real estate loans in excess of $500,000 that were secured by income-producing properties. These loans were originated in September 2001 and February 1999, had balances of $526,000 and $681,000, respectively, at September 30, 2001 and are performing in accordance with their loan repayment terms.

     The following table presents information as to the locations and types of properties securing First Federal's commercial real estate loans at September 30, 2001:

                                                               NUMBER      PRINCIPAL
                                                              OF LOANS      BALANCE
                                                              --------     ---------
                                                              (DOLLARS IN THOUSANDS)
Bryan-College Station area:
  Churches..................................................      8         $1,018
  Land......................................................     34          2,096
  Multi-family residential..................................      2            602
  Retail....................................................     13          1,731
  Office....................................................      2            322
  Other.....................................................      3            325
                                                                 --         ------
  Total.....................................................     62         $6,094
                                                                 ==         ======

     Commercial real estate loans included in First Federal's portfolio have terms generally ranging from 3 to 5 years with a balloon payment and 20-25 year amortization schedules.

     First Federal generally will not originate or purchase a commercial real estate loan with a balance of greater than 80% of the appraised value of the underlying collateral, subject to a lesser loan to value ratio as may be required by regulations. Land and developed building lot loans are individually negotiated and are secured by properties located in First Federal's principal market area where First Federal personnel are familiar with current market values and marketability. First Federal requires that any such appraisal be performed by independent, professionally designated and qualified appraisers. Senior management of First Federal reviews all independent appraisals prior to funding any loan. In originating or purchasing any loan, First Federal considers the creditworthiness of the borrower, the value of the underlying collateral and the level of experience and reputation of the contractor. In determining the borrower's creditworthiness, First Federal considers the character, experience, management ability and financial strength of the borrower as well as the ability of the property securing the loan to generate adequate funds to cover both operating expenses and debt service.

     Commercial real estate lending generally affords First Federal an opportunity to receive interest at rates generally higher than those obtainable from residential lending. Commercial real estate lending, however, entails a higher level of risk than loans secured by one- to four-family residences. This risk is primarily attributed to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project and thus, may be subject to a greater extent to adverse conditions in the real estate market or the economy generally. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. For these reasons, First Federal limits the amount of commercial real estate loans held in its loan portfolio. In order to manage interest rate risk, the maturities of these loans are generally short or the interest rates therein are adjustable.

     Commercial Business and SBA Lending. First Federal engages in a limited amount of commercial business lending, primarily to small businesses. These loans are generally made with adjustable interest rates, in order to limit interest rate risk. Many of these loans are SBA guaranteed and First Federal generally sells the guaranteed portion of the loan. The SBA guarantees up to 90% of the loan amount, which is backed by the full faith and credit of the U.S. Government. This guaranty generally ranges from 75% to 90% of the loan amount up to a maximum guaranteed loan amount of $750,000 subject to the type and term of the loan. The terms of these SBA loans generally range from five to seven years for working capital loans and up to 25 years for loans secured by income-producing real estate. Interest rates for loans with maturities less than seven years cannot exceed 2.25% over WSJ Prime, and for those over seven years, 2.75% of WSJ Prime. These loans are attractive to borrowers because of the extended loan maturities and to the Bank, as lender, as the interest rates adjust and because the guaranteed portion of the loan can be sold in the secondary market. At September 30, 2001, First Federal had $4.9 million or 7.25% of First Federal's gross loan portfolio in commercial business loans outstanding of which $652,000 represented the unguaranteed portion of SBA loans. As of the same date, First Federal's largest commercial business loan was a $567,000 loan for the operation of a car wash. The next three largest commercial business loans were a $495,000 floor plan line of credit to an automobile dealer secured by vehicles, a $489,000 loan to a restaurant located in Bryan, Texas, and a $416,000 loan for a commercial office building located in College Station, Texas. There were no other commercial real estate loans in excess of $400,000. Each of these loans are performing in accordance with their respective loan repayment terms. First Federal discourages large commercial business lending because of the larger risk exposure to First Federal's capital if such loans do not perform.

     First Federal discourages unsecured loans. It also discourages loans secured by "soft collateral" such as inventory or accounts receivable, except where the borrower has a good credit history, debt-to-income ratio and the majority of the loan is guaranteed by the SBA. First Federal's policy is to generally make loans secured by "hard collateral," such as vehicles and improved real estate (primarily homes). Loans are generally made using "soft collateral" (such as inventory, accounts receivable, etc.) only when the majority of the loan is guaranteed by the SBA. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to repay from employment and other income and are secured by improved real property, business loans pose a higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the business and to a lesser extent, the borrower's net worth and liquid assets. First Federal's commercial business loans are generally secured by business assets such as accounts receivable, inventory and equipment and an SBA guaranty. As a result, the availability of funds for the repayment of business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loan may depreciate over time, may be difficult to appraise and may fluctuate in value based generally on the success of the business and the economy. Partial guarantees (75% or more) by the SBA are generally required for commercial business loans primarily secured by accounts receivable, inventory, equipment and other "soft collateral."

LOAN DELINQUENCIES; NONPERFORMING ASSETS AND CLASSIFIED ASSETS

     When a borrower fails to make a required payment on a loan, First Federal attempts to cause the deficiency to be cured by contacting the borrower as soon as possible. In most cases, deficiencies are cured promptly. After a payment is three days past due, First Federal's collections department will contact the borrower by telephone and letter and continue that contact on a regular basis. Between 30-45 days past due, First Federal may also send the borrower a demand letter. When deemed appropriate by senior management, First Federal institutes action to foreclose on or repossess the collateral. If foreclosed on, real property is sold at a public sale and may be purchased by a third party or by First Federal. Repossessed vehicles are generally repaired, renovated and resold without warranty through First Federal's personnel and through select auto dealers and other independent parties. A decision as to whether and when to initiate foreclosure or repossession proceedings is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of delinquency and the borrower's ability and willingness to cooperate in curing delinquencies.

     The following table sets forth information concerning delinquent mortgage and other loans at September 30, 2001 in dollar amounts and as a percentage of First Federal's total loan portfolio. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.

                                                      LOANS DELINQUENT AT SEPTEMBER 30, 2001
                                                      ---------------------------------------
                                                                                     TOTAL
                                                                      90 DAYS     DELINQUENT
                                                      30-89 DAYS     AND OVER        LOANS
                                                      -----------    ---------    -----------
                                                              (DOLLARS IN THOUSANDS)
Residential Real Estate:
  Number of loans..................................          4             2             6
  Amount...........................................     $  301         $ 512        $  813
  Percent of total loans...........................       0.73%         1.25%         1.98%
Commercial Real Estate:
  Number of loans..................................         --            --            --
  Amount...........................................         --            --            --
  Percent of total loans...........................         --            --            --
Consumer:
  Number of loans..................................        179            17           196
  Amount...........................................     $1,369         $ 160        $1,529
  Percent of total loans...........................       8.84%         1.03%         9.87%
Total:
  Number of loans..................................        183            19           202
  Amount...........................................     $1,670         $ 672        $2,342
  Percent of total loans...........................       2.47%         0.99%         3.46%

     The table below sets forth the amounts and categories of non-performing assets in First Federal's loan portfolio. Loans are placed on nonaccrual status when the collection of principal and/or interest becomes doubtful or there is insufficient collateral to prevent a loss. For all periods presented, First Federal has had no troubled debt restructurings, which involve forgiving a portion of interest or principal on any loans. Foreclosed assets may include assets acquired in settlement of loans.

                                                                  SEPTEMBER 30,
                                                             ------------------------
                                                              2001     2000     1999
                                                             ------   ------   ------
                                                              (DOLLARS IN THOUSANDS)
Nonaccruing loans:
  Residential..............................................  $   52   $   --   $   21
  Consumer.................................................      46       --       11
  Commercial...............................................      --       --       --
                                                             ------   ------   ------
     Total.................................................      98       --       32
                                                             ------   ------   ------
Accruing loans delinquent more than 90 days:
  Residential..............................................              427      851
  Commercial Real Estate...................................      --       --       --
  Consumer.................................................     114      451      295
                                                             ------   ------   ------
     Total.................................................     574      878    1,146
                                                             ------   ------   ------
Foreclosed assets:
  Residential(1)...........................................     691      399      298
  Commercial real estate...................................      --       --      275
  Other Repossessed Assets (Vehicles)(1)...................     469      611      958
                                                             ------   ------   ------
     Total.................................................     645    1,010    1,531
                                                             ------   ------   ------
Total nonperforming assets.................................  $1,832   $1,888   $2,709
                                                             ======   ======   ======
Total as a percentage of total assets at end of period.....    2.19%    2.22%    3.31%
                                                             ======   ======   ======

---------------

(1) Reserves established and relating to individual properties and vehicles are not reflected herein.

     For the most part, nonperforming assets at September 30, 2001, consisted of foreclosed assets totaling $1.2 million. Foreclosed assets consisted of six residential loans and repossessed vehicles. Most of the loans on repossessed vehicles were made through the Second Chance Auto Lending Program, which has been terminated.

     As of September 30, 2001, there were no concentrations of loans in any types of industry which exceeded 10% of First Federal's total loans, that are not included as a loan category in the table above.

     Interest income recognized relative to nonperforming loans during the year ended September 30, 2001 was not material.

     Other Loans of Concern. As of September 30, 2001, there was an aggregate of $1.8 million of loans which, based on information known to management about the possible credit problems of the borrowers or the cash flows of the security properties, have caused management to have some questions and/or doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the nonperforming assets categories. Of these loans, however, $143,000 were considered to be classified under federal regulations as substandard at September 30, 2001.

     Classified Assets. Federal regulations require that each insured institution classify its own assets on a regular basis. First Federal classifies its assets no less than quarterly. In addition, in connection with examinations of insured institutions, the OTS has authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss.

"Substandard" assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the weaknesses of substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as "substandard" or "doubtful" require the institution to establish general allowances (reserves) for possible loan losses. If an asset or portion thereof is classified as "loss," the institution must either establish specific allowances (reserves) for loan losses in the amount of 100% of the portion of the asset classified as "loss," or charge-off such amount. General loss allowances established to cover possible losses related to assets classified as "substandard" or "doubtful" may be included in determining the institution's regulatory capital under the risk-based capital standard, while specific loss allowances do not qualify as regulatory capital. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS District Director. Generally, all assets of First Federal which have been classified are included in the discussion above of other loans of concern and assets for which repayment by the borrower may be in doubt.

     In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, First Federal's Board of Directors has established an Asset Review Committee, which regularly reviews all assets of any concern with senior management and applicable loan collection personnel, to determine which assets should be classified under applicable regulations. Classified assets, as described above, of First Federal at September 30, 2001 were as follows:

                                                               SEPTEMBER 30,
                                                                    2001
                                                           ----------------------
                                                           (DOLLARS IN THOUSANDS)
Substandard(1)..........................................           $1,505
Doubtful................................................               --
Loss....................................................               55
                                                                   ------
  Total.................................................           $1,560
                                                                   ======

---------------

(1) Includes $345,000 of "substandard loans" and also repossessed real estate (six residential loans) and repossessed vehicles awaiting sale.

ALLOWANCE FOR LOSSES ON LOANS

     First Federal's policy is to establish allowances for loan losses based on historical data, economic trends and projections, an assessment of the specific borrower's overall financial condition, the type and value of any collateral securing such loans and other relevant factors. While Bryan-College Station FHC believes that it uses the best information available to make such determinations, future adjustments could be necessary and net income could be affected if circumstances substantially differ from the assumptions used in making the initial determination.

     Because some loans may not be repaid in full, Bryan-College Station FHC has established an allowance for loan losses. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover probable losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates that are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

     Bryan-College Station FHC measures impaired loans based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to be increased, such increase is reported as a provision for loan losses.

     Smaller balance homogeneous loans include residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and consumer loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans that must be evaluated for impairment. In general, loans classified as "doubtful" or "loss" are considered impaired while loans classified as "substandard" are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors that identify a credit for consideration for measurement of impairment or nonaccrual are similar, the measurement considerations differ. A loan is impaired when the economic value estimated to be received is less than the value implied in the original credit agreement. A loan is placed in nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection. Although impaired loan and nonaccrual loan balances are measured differently, impaired loan disclosures do not differ significantly from nonaccrual and renegotiated loan disclosures.

     Prior to fiscal year 2000, First Federal did not provide an allowance for anticipated loan losses on Second Chance Auto Loans. Management fully expected to collect any potential losses from the credit default insurance coverage, based on their interpretation of the policy coverage and based upon the expected recovery value of the vehicles. During the year ended September 30, 2000, both the insurance reimbursement realized on the repossessed vehicles and the actual recovery value of the vehicles were lower than expected, resulting in actual losses that were greater than anticipated. The allowance for loan losses is now calculated taking into account the recent loss experience associated on the Second Chance Auto Loans. This change has resulted in a greater charge-off to the allowance and an increase in the provision for loan losses. During the year ended September 30, 2001, Bryan-College Station FHC's allowance for loan losses remained relatively the same as in 2000.

     In addition, because of the uncertainty of the fair value of the cars and collectibility of insurance in some cases, Bryan-College Station FHC also has allowances established for repossessed assets and insurance claims. Automobiles acquired through repossession are carried at the lower of cost or fair value (including estimated insurance reimbursements) less estimated costs to sell and expenses for repairs. Credit-default insurance claims are carried at the amount for which the claim was filed. Losses on disposition, including expenses incurred in connection with the disposition, and uncollected insurance claims, are charged to operations. Valuation allowances are recognized when the fair value (including estimated insurance reimbursements) less estimated costs to sell the repossessed asset or the insurance claim receivable is determined to be less than carrying value of the asset. Changes in the valuation allowance are charged or credited to income.

     Real estate owned acquired through foreclosure and similar proceedings is carried at the lower of cost or fair value less estimated costs to sell. Losses on disposition, including expenses, incurred in connection with the disposition, are charged to operations. Valuation allowances are recognized when the fair value less estimated selling expenses is determined to be less than the cost of the asset. Changes in the valuation allowance are charged or credited to income.

     The following table sets forth an analysis of First Federal's allowance for loan losses:

                                                              YEAR ENDED SEPTEMBER 30,
                                                             --------------------------
                                                              2001      2000      1999
                                                             ------    ------    ------
                                                               (DOLLARS IN THOUSANDS)
Balance at beginning of period...........................    $ 415     $ 326     $ 307
Charge-offs:
  Real Estate............................................      (25)      (23)      (13)
  Other..................................................     (342)     (160)      (79)
                                                             -----     -----     -----
     Total...............................................     (367)     (183)      (92)
Recoveries:
  Real Estate............................................       --        --        --
  Other..................................................       45        18         7
                                                             -----     -----     -----
     Total...............................................       45        18         7
                                                             -----     -----     -----
Provisions for losses on loans...........................      324       254       104
                                                             -----     -----     -----
Balance at end of period.................................    $ 417     $ 415     $ 326
                                                             =====     =====     =====
Ratio of net charge-offs during the period to average
  loans outstanding during the period....................     0.48%     0.23%     0.12%
                                                             =====     =====     =====

     The allocation of the allowance for losses on loans at the dates indicated is summarized as follows:

                                                     SEPTEMBER 30,
                           ------------------------------------------------------------------
                                   2001                   2000                   1999
                           --------------------   --------------------   --------------------
                                    PERCENT OF             PERCENT OF             PERCENT OF
                                      LOAN IN                LOAN IN                LOAN IN
                                       EACH                   EACH                   EACH
                                    CATEGORY TO            CATEGORY TO            CATEGORY TO
                           AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                           ------   -----------   ------   -----------   ------   -----------
                                                 (DOLLARS IN THOUSANDS)
Real estate..............   $182       69.83%      $144       61.14%      $103       61.22%
Other....................    235       30.17        271       38.86        223       38.78
                            ----      ------       ----      ------       ----      ------
     Total...............   $417      100.00%      $415      100.00%      $326      100.00%
                            ====      ======       ====      ======       ====      ======

INVESTMENT ACTIVITIES

     First Federal must maintain a sufficient level of liquid assets to ensure its safe and sound operation. Historically, Bryan-College Station FHC has maintained liquid assets at levels above the minimum requirements imposed by the OTS regulations and at levels believed adequate to meet the requirements of normal operations, including repayments of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At September 30, 2001, First Federal's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 5.81%.

     Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

     Bryan-College Station FHC's liquid assets (other than loans, mortgage-backed securities receivable, and non-interest bearing deposits with the Federal Reserve Bank of Dallas), are invested primarily in interest-bearing deposits with the Federal Home Loan Bank of Dallas (FHLB of Dallas), a mutual fund and Federal Home Loan Bank (FHLB) stock.

     The following table sets forth the composition of Bryan-College Station FHC's liquid assets at the dates indicated.

                                                     AT SEPTEMBER 30,
                                    ---------------------------------------------------
                                         2001              2000              1999
                                    ---------------   ---------------   ---------------
                                     BOOK     FAIR     BOOK     FAIR     BOOK     FAIR
                                    VALUE    VALUE    VALUE    VALUE    VALUE    VALUE
                                    ------   ------   ------   ------   ------   ------
                                                  (DOLLARS IN THOUSANDS)
Interest-bearing deposits.........  $1,102   $1,102   $4,667   $4,667   $1,619   $1,619
Mutual fund.......................   8,243    8,266       --       --       --       --
FHLB stock........................     458      458      436      436      404      404
                                    ------   ------   ------   ------   ------   ------
     Total liquid assets and FHLB
       stock......................  $9,803   $9,826   $5,103   $5,103   $2,023   $2,023
                                    ======   ======   ======   ======   ======   ======

SOURCES OF FUNDS

     General. Deposit accounts have traditionally been the principal source of First Federal's funds for use in lending and for other general business purposes. In addition to deposits, First Federal derives funds from loan repayments and cash flows generated from its overall operations. Scheduled loan payments are a relatively stable source of funds, while deposit inflows and outflows and the related cost of such funds vary. Borrowings from the FHLB of Dallas may be used on a short-term basis to compensate for seasonal reductions in deposits or deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities in order to minimize excess cash on hand over and above liquidity requirements.

     Bryan-College Station FHC maintains investments in liquid assets based on management's assessment of cash needs, expected deposit flows, availability of advances from the FHLB of Dallas, available yield on liquid assets (both short-term and long-term) and the objectives of its asset/liability management program. Several options are available to increase liquidity, including reducing loan originations, increasing deposit marketing activities, and increasing borrowings from the FHLB of Dallas.

     Deposits. First Federal attracts both short-term and long-term deposits from its primary market area and has not actively sought deposits outside of this area. First Federal offers regular passbook accounts, NOW accounts, commercial and personal checking accounts, money market deposit accounts, fixed interest rate certificates of deposit with varying maturities, and $90,000 or above jumbo certificates of deposit. At September 30, 2001, First Federal had $22.0 million in checking and money market accounts.

     Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. First Federal regularly evaluates the internal cost of funds, surveys rates and types of accounts offered by competing institutions, reviews its cash flow requirements for lending and liquidity and makes rate changes when deemed appropriate. In order to decrease the volatility of its deposits, First Federal imposes penalties of up to 30 days of interest for certificates maturing one year or less and 90 days for certificates over one year, on early withdrawal on its certificates of deposit. As are other financial institutions, First Federal has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. In addition, First Federal has not been willing to pay higher rates to retain deposits that may not be profitably deployed. First Federal does not have any brokered deposits and has no present intention to accept or solicit such deposits.

     The following table sets forth the deposit flows of First Federal during the periods indicated. Net increase (decrease) refers to the amount of deposits during the period less the amount of withdrawals during the period.

                                                           YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
                                                            (DOLLARS IN THOUSANDS)
Opening balance.........................................  $73,686   $73,240   $73,554
Net deposits (withdrawals)..............................      (48)   (1,953)   (2,624)
Interest credited.......................................    2,544     2,399     2,310
                                                          -------   -------   -------
Ending balance..........................................  $76,182   $73,686   $73,240
                                                          =======   =======   =======
Net increase (decrease).................................  $ 2,496   $   446   $  (314)
                                                          =======   =======   =======
Percent increase (decrease).............................     3.39%      .61%     (.43)%
                                                          =======   =======   =======

     The following table sets forth the dollar amount of savings deposits, by interest rate range, in the various types of deposit programs offered by First Federal at the dates indicated:

                                                      AT SEPTEMBER 30,
                                ------------------------------------------------------------
                                       2001                 2000                 1999
                                ------------------   ------------------   ------------------
                                          PERCENT              PERCENT              PERCENT
                                AMOUNT    OF TOTAL   AMOUNT    OF TOTAL   AMOUNT    OF TOTAL
                                -------   --------   -------   --------   -------   --------
                                                   (DOLLARS IN THOUSANDS)
Certificate Accounts:
  0.00 - 2.99%................  $    56      0.1%    $    45      0.1%    $    56      0.1%
  3.00 - 4.99%................   20,717     27.2       3,093      4.2      26,281     35.8
  5.00 - 6.99%................   27,630     36.3      43,299     58.7      19,765     27.0
  7.00 - 8.99%................    1,541      2.0       1,455      2.0         930      1.3
                                -------    -----     -------    -----     -------    -----
     Total Certificate
       Accounts...............   49,944     65.6      47,892     65.0      47,032     64.2

Other Accounts:
  Passbook Accounts...........    4,264      5.6       4,868      6.6       5,130      7.0
  NOW Accounts................   12,854     16.9      11,788     15.9      11,327     15.5
  Money Market Accounts.......    4,219      5.5       4,172      5.7       4,465      6.1
  Commercial Checking
     Accounts.................    2,088      2.7       2,250      3.1       2,253      3.1
  Other non-interest bearing
     accounts.................    2,813      3.7       2,716      3.7       3,033      4.1
                                -------    -----     -------    -----     -------    -----
  Total Other Accounts........   26,238     34.4      25,794     35.0      26,208     35.8
                                -------    -----     -------    -----     -------    -----
     Total Deposits...........  $76,182    100.0%    $73,686    100.0%    $73,240    100.0%
                                =======    =====     =======    =====     =======    =====

     The following table presents the average daily balances and weighted average rates paid on deposits for the periods indicated:

                                              FISCAL YEARS ENDED SEPTEMBER 30,
                                     --------------------------------------------------
                                          2001              2000              1999
                                     --------------    --------------    --------------
                                     AVERAGE           AVERAGE           AVERAGE
                                     BALANCE   RATE    BALANCE   RATE    BALANCE   RATE
                                     -------   ----    -------   ----    -------   ----
                                                   (DOLLARS IN THOUSANDS)
Non-interest bearing demand........  $ 5,245     --%   $ 5,084     --%   $ 5,515     --%
Passbook accounts..................    4,597   2.19      5,486   2.76      5,010   2.66
Now accounts.......................   12,533   2.18     12,128   2.63     10,963   2.48
Money market accounts..............    3,816   3.12      4,661   3.03      5,082   3.05
Certificate accounts...............   49,420   5.85     47,892   5.48     49,063   5.23
                                     -------   ----    -------   ----    -------   ----
     Total deposits................  $75,611   4.48%   $75,251   4.30%   $75,633   4.13%
                                     =======   ====    =======   ====    =======   ====

     At September 30, 2001 scheduled maturities of certificates of deposit were as follows:

                                                            AT SEPTEMBER 30,
                                                 ---------------------------------------
                                                                     2004 AND
                                                  2002      2003    THEREAFTER    TOTAL
                                                 -------   ------   ----------   -------
0.00 - 2.99%...................................  $    11   $   45     $   --     $    56
3.00 - 4.99%...................................   16,695    3,060        963      20,718
5.00 - 6.99%...................................   21,691    3,786      2,154      27,631
7.00 - 8.99%...................................      438      151        950       1,539
                                                 -------   ------     ------     -------
  Total........................................  $38,835   $7,042     $4,067     $49,944
                                                 =======   ======     ======     =======

     The following table indicates the amount of First Federal's certificates of deposit by time remaining until maturity as of September 30, 2001:

                                                               MATURITY
                                           ------------------------------------------------
                                           3 MONTHS   3 TO 6    6 TO 12   OVER 12
                                           OR LESS    MONTHS    MONTHS    MONTHS     TOTAL
                                           --------   -------   -------   -------   -------
                                                        (DOLLARS IN THOUSANDS)
Certificates of deposit less than
  $100,000...............................  $ 9,289    $10,657   $10,664   $ 8,675   $39,285
Certificates of deposit of $100,000 or
  more...................................    1,611      3,993     2,621     2,434    10,659
                                           -------    -------   -------   -------   -------
Total....................................  $10,900    $14,650   $13,285   $11,109   $49,944
                                           =======    =======   =======   =======   =======

     Borrowings. First Federal's borrowings primarily have been advances from the FHLB of Dallas. As a member of the FHLB of Dallas, First Federal is required to own capital stock in the FHLB of Dallas and is authorized to apply for advances from the FHLB of Dallas. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities.

     At March 31, 2002, Bryan-College Station FHC had commitments to originate loans, including loans in process, totaling $3.0 million. Bryan-College Station FHC also had $1.3 million of outstanding unused lines of credit and $103,000 of letters of credit. Bryan-College Station FHC considers its liquidity and capital resources to be adequate to meet its foreseeable short-term needs. Bryan-College Station FHC expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. At March 31, 2002, Bryan-College Station FHC had no advances outstanding from the FHLB of Dallas.

     On April 1, 1998, Bryan-College Station FHC issued $3,629,000 of 11 1/2% subordinated debentures due on March 31, 2003 (the "Debentures"). The proceeds from the issuance of the Debentures were used to partially fund the acquisition of First Federal stock by Bryan-College Station FHC. Interest on the Debentures is payable quarterly on the fifteenth day of January, April, July and October of each year. The Debentures require quarterly interest payments of approximately $105,000.

     Bryan-College Station FHC is dependent on dividends from First Federal in order to pay the interest on the Debentures, and its operating expenses. First Federal must obtain prior approval of the OTS before declaring any dividends. As of January 3, 2002, First Federal received OTS approval to pay dividends of $487,000 to Bryan-College Station FHC. Management has projected that these dividends will allow Bryan-College Station FHC to make all of the scheduled interest payments and pay foreseeable operating expenses through September 30, 2002. See "Regulation -- Limitations on Dividends and Other Capital Distributions" and "Management's Discussion and Analysis of Financial Condition and Results of Operation of Bryan-College Station FHC -- Liquidity and Capital Resources."

     The following table sets forth the maximum month-end balance and average balance of FHLB advances and other borrowings during the periods indicated:

                                                             YEAR ENDED SEPTEMBER 30,
                                                             ------------------------
                                                              2001     2000     1999
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Maximum Balance:
  FHLB advances............................................  $3,000   $4,000   $  800
  Debentures...............................................   3,629    3,629    3,629
Average Balance:
  FHLB advances............................................  $  342   $  545   $  176
  Debentures...............................................   3,629    3,629    3,629

     The following table sets forth certain information as to First Federal's FHLB advances and other borrowings at the dates indicated:

                                                                  SEPTEMBER 30,
                                                             ------------------------
                                                              2001     2000     1999
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
FHLB advances..............................................  $   --   $3,000   $   --
Debentures.................................................   3,629    3,629    3,629
                                                             ------   ------   ------
Total borrowings...........................................  $3,629   $6,629   $3,629
                                                             ======   ======   ======
Weighted average interest rate of FHLB advances............      --%    6.63%      --%
Weighted average interest rate on Debentures...............   11.50%   11.50%   11.50%

SERVICE CORPORATION

     Federally chartered institutions are permitted to invest in the capital stock, obligations, or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries, and joint ventures in which such subsidiaries are participants, in an aggregate amount not exceeding 2% of an institution's assets, plus an additional 1% of assets if the amount over 2% is used for specified community or inner city development purposes. Federal regulations also permit institutions to make specified loans to such subsidiaries under their general lending authority. In addition, such institutions are authorized to invest unlimited amounts in subsidiaries that are engaged solely in activities in which the parent institution may engage.

     First Federal's service corporation, First Service Corporation of Bryan, is currently inactive and has no material assets or liabilities. In 1999, Bryan-College Station FHC organized Best of Texas, Inc., a proposed used car dealership organized for the purpose of selling used cars, including First Federal's repossessed vehicles. This corporation is currently inactive and has no material assets or liabilities. See "Regulation -- Federal Regulation of Thrift Institutions."

COMPETITION

     First Federal faces strong competition both in originating loans and in attracting deposits. Competition in originating loans comes primarily from other thrift institutions, commercial banks and mortgage companies who also make loans located in First Federal's primary market area. First Federal competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of service it provides to borrowers.

     First Federal faces substantial competition in attracting deposits from other thrift institutions, commercial banks, money market and mutual funds, credit unions and other investment vehicles. The ability of First Federal to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk and other factors. First Federal competes for these deposits by offering a variety of deposit accounts at competitive rates and convenient business hours.

EMPLOYEES

     At December 31, 2001, Bryan-College Station FHC had a total of 38 full-time and 10 part-time employees. None of Bryan-College Station FHC's employees are represented by any collective bargaining agreement. Management considers its employee relations to be good.

FACILITIES

     First Federal owns the building and land for Bryan-College Station FHC and its executive office at 2900 Texas Avenue, Bryan, Texas. This office now has approximately 8,700 square feet and is situated on almost an acre of land with over 200 feet of frontage situated on the principal thoroughfare in Bryan-College Station. The depreciated net book value of this office and land (with recent improvements) was $691,000 at September 30, 2001.

     First Federal also opened and owns a branch office at 2202 Longmire in College Station, Texas in March of 1994. The office has approximately 2,320 square feet and is situated on almost two acres of land. The book value of this office and land was $311,000 at September 30, 2001.

     First Federal also acquired in fiscal 1998 approximately one acre of land at 1500 N. Texas Avenue, Bryan, Texas, as the site for its north Bryan full-service branch. It opened in June 1998, with a special bank modular facility pending construction of the permanent facility, which was completed in December 1999. The book value of this office and land was $583,000 at September 30, 2001.

     First Federal maintains a database of depositor and borrower customer information. The net book value of the data processing and computer equipment and software utilized by First Federal at September 30, 2001 was $111,000.

LEGAL PROCEEDINGS

     Bryan-College Station FHC is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. Bryan-College Station FHC believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition.

SUPERVISION AND REGULATION

  GENERAL

     First Federal is a federally chartered thrift institution, the deposits of which are federally insured and backed by the full faith and credit of the U.S. government. Accordingly, First Federal is subject to broad federal regulation and oversight extending to all its operations. First Federal is a member of the FHLB of Dallas and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of First Federal, Bryan-College Station FHC also is subject to federal regulation oversight. The purpose of the regulation of Bryan-College Station FHC and other savings and loan holding companies is to protect the subsidiary thrift institution. First Federal is a member Savings Association Insurance Fund (SAIF) and the deposits of First Federal are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over First Federal.

  FEDERAL REGULATION OF THRIFT INSTITUTIONS

     The OTS has extensive authority over the operations of thrift institutions. As part of this authority, First Federal is required to file periodic reports with the OTS and is subject to periodic examination by the OTS and the FDIC. The last regular OTS examination of First Federal began August 13, 2001, and was concluded on September 7, 2001, for books and records as of June 30, 2001. Under agency scheduling guidelines, it is likely that another examination will be initiated within 12 months of the last exam. When these examinations are conducted by the OTS and the FDIC, the examiners may require First Federal to provide for higher general or specific loan loss reserves. All thrift institutions are subject to a semi-annual assessment, based upon the thrift institution's total assets, to fund the operations of the OTS. First Federal's OTS assessment for the expense of examinations for the fiscal year ended September 30, 2001, was $36,000.

     The OTS also has extensive enforcement authority over all thrift institutions and their holding companies, including First Federal and Bryan-College Station FHC. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

     In addition, the investment, lending and branching authority of First Federal is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no thrift institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal thrift institutions are also generally authorized to branch nationwide. First Federal is in compliance with the noted restrictions.

     First Federal's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At September 30, 2001, First Federal's legal lending limit under this restriction was $753,000. First Federal is in compliance with the loans-to-one-borrower limitation.

     The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. First Federal has adopted these OTS guidelines.

  INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     First Federal is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the SAIF or the BIF. The FDIC also has the authority to initiate enforcement actions against thrift institutions, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

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

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well-capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

     The FDIC is authorized to increase assessment rates, on a semi-annual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the U.S. Treasury or for any other reason deemed necessary by the FDIC.

     The premium schedule for BIF and SAIF insured institutions ranged from 0 to 27 basis points. However, SAIF insured institutions and BIF insured institutions are required to pay a Financing Corporation assessment in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. This amount is currently equal to about 1.88 points for each $100 in domestic deposits for SAIF and BIF insured institutions. These assessments, which may be revised based upon the level of BIF and SAIF deposits, will continue until the bonds mature in 2017 through 2019.

  SUPERVISORY AGREEMENT

     The OTS, during an OTS examination completed in June, 2000, determined that the Bank required special supervisory attention primarily due to its Second Chance Auto Lending Program. The OTS formally designated First Federal to be in "troubled condition" and a "problem association" due to its total capital to risk-weighted assets ratio being only marginally above the minimum required amount after taking into account the losses associated with repossessed automobiles and the increase in the allowance for loan losses related to its Second Chance Auto Lending Program. This designation subjected First Federal to growth restrictions that limited any increase in total assets during any quarter in excess of an amount equal to interest credited on deposits during the quarter without the prior written approval of the OTS, prior OTS review of all executive compensation, prior notice to OTS of all transactions between First Federal and its affiliates, such as the Holding Company, and receipt of OTS approval prior to paying a dividend from First Federal to the Holding Company. On March 2, 2001, the OTS notified First Federal that it was no longer designated to be in "troubled condition" and a "problem association."

     As a result of the OTS examination, however, the OTS required First Federal to enter into a Supervisory Agreement on September 22, 2000. The Supervisory Agreement generally addresses the development and implementation of actions, plans, policies and procedures to improve the operations and financial condition of First Federal particularly in the areas of management, asset quality, dispositions of assets, director and executive officer compensation and transactions with affiliates and subsidiaries. In particular the board of directors of First Federal was directed to increase its participation in the affairs of First Federal and assume full responsibility for compliance with the Supervisory Agreement. The various plans, policies and procedures developed by First Federal have been approved by the OTS except as noted below.

     The Supervisory Agreement also required First Federal to submit a written business plan by September 30, 2000, subject to the approval of the OTS, that covers the overall operation of First Federal and sets forth (i) First Federal plans to achieve "well capitalized" status by March 31, 2001; (ii) a contingent capital plan to increase capital to avoid undercapitalization; (iii) strategies to reduce non-interest expenses, especially general and administrative expenses;
(iv) the development of profitable lines of business; and (v) strategies for enhancing the viability of the North Bryan branch. The OTS approved the Business Plan, however, there can be no assurance that each element of the plan will be successfully completed.

     Management believes that First Federal is currently in substantial compliance with the Supervisory Agreement. Compliance with the Supervisory Agreement, however, is subject to a determination of compliance by the OTS at the time of First Federal's next examination, and therefore no assurance can be given that First Federal will be deemed in compliance with the Supervisory Agreement at that time.

     The Supervisory Agreement will remain in effect until modified, terminated or suspended by the OTS. A failure to comply with the Supervisory Agreement could result in the initiation of a formal enforcement action by the OTS, including the imposition of civil money penalties.

  REGULATORY CAPITAL REQUIREMENTS

     Federally insured thrift institutions, such as First Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such thrift institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At September 30, 2001, First Federal did not have any intangible assets.

     The OTS regulations establish special capitalization requirements for thrift institutions that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agents for their customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital. First Federal was not subject to any such deduction at September 30, 2001.

     At September 30, 2001, First Federal had tangible capital of $5.0 million, or 6.01% of adjusted total assets, which is approximately $3.7 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital. At September 30, 2001, First Federal had core capital equal to $5.0 million, or 6.01% of adjusted total assets, which is $2.5 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The OTS risk-based requirement requires thrift institutions to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a thrift institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At September 30, 2001, First Federal had no capital instruments that qualify as supplementary capital and $362,000 of general loss reserves, which was less than 1.25% of risk-weighted assets.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

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

     On September 30, 2001, First Federal had total capital of $5.4 million and risk-weighted assets of $39.2 million, or total capital of 9.1% of risk-weighted assets. This amount was $639,000 above the 8% requirement in effect on that date, however, this amount was $544,000 below the 10% well capitalized requirement in effect on that date. See "-- Supervisory Agreement."

     The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against thrift institutions that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any thrift institution that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a thrift institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. At September 30, 2001, First Federal fell within the regulatory definition of "adequately capitalized."

  LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

     The OTS imposes various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. The OTS also prohibits a savings institution from declaring or paying any dividends or from repurchasing any of its stock if, as a result of such action, the regulatory capital of the institution would be reduced below the amount required to be maintained for the liquidation account established in connection with the institution's mutual to stock conversion.

     First Federal may make a capital distribution without the approval of the OTS provided it notifies the OTS, 30 days before it declares the capital distribution and meets the following requirements: (i) has a regulatory rating in one of the two top examination categories, (ii) is not of supervisory concern, and will remain adequately or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution, and
(iii) the distribution does not exceed the institution's net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid). Because First Federal does not meet the above stated requirements, it must obtain the prior approval of the OTS before declaring any proposed distributions. See "Description of Business -- Sources of Funds -- Borrowings."

  LIQUIDITY

     All savings associations, including First Federal, are required to maintain a sufficient level of liquid assets to ensure their safe and sound operation. For a discussion of what First Federal includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operation of Bryan-College Station FHC -- Liquidity and Capital Resources."

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

  QUALIFIED THRIFT LENDER TEST

     All thrift institutions, including First Federal are required to meet a qualified thrift lender (QTL) test to avoid certain restrictions on their operations. This test requires a thrift institution to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the thrift institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended. Under either test, such assets primarily consist of residential housing related loans and investments. At September 30, 2001, First Federal met the test and has always met the test since its effectiveness.

     Any thrift institution that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the Bank Insurance Fund ("BIF"). If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a thrift institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

  COMMUNITY REINVESTMENT ACT

     Under the Community Reinvestment Act (CRA), every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of First Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by First Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS. Due to the heightened attention being given to the CRA in the past few years, First Federal may be required to devote additional funds for investment and lending in its local community.

     First Federal was examined for CRA compliance in 2000 and received a rating of satisfactory.

  TRANSACTIONS WITH AFFILIATES

     Generally, transactions between a thrift institution or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Affiliates of First Federal include the Holding Company and any company which is under common control with First Federal. In addition, a thrift institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. First Federal's subsidiaries are not deemed affiliates; however, the OTS has the discretion to treat subsidiaries of thrift institutions as affiliates on a case by case basis.

     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

  HOLDING COMPANY REGULATION

     Bryan-College Station FHC is a unitary savings and loan holding company and can engage in any safe and sound business that is lawful to conduct, subject to regulatory oversight by the OTS. As such, Bryan-College Station FHC is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bryan-College Station FHC and its non-thrift institution subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary thrift institution. Otherwise, Bryan-College Station FHC can engage in any safe and sound business, which is lawful to conduct for any type of business.

     As a unitary savings and loan holding company, Bryan-College Station FHC generally is not subject to activity restrictions. If Bryan-College Station FHC acquires control of another thrift institution as a separate subsidiary, it would become a multiple savings and loan holding company, and activities of Bryan-College Station FHC and any of its subsidiaries (other than First Federal or any other SAIF-insured thrift institution) would become subject to such restrictions unless such other institutions each qualify as a QTL and were acquired in a supervisory acquisition.

     If First Federal fails the QTL test, Bryan-College Station FHC must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure Bryan-College Station FHC must register as, and will become subject to, the restrictions applicable to bank holding companies.

  FEDERAL SECURITIES LAW

     The stock of Bryan-College Station FHC is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Bryan-College Station FHC is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

     Bryan-College Station FHC stock held by persons who are affiliates (generally officers, directors and principal stockholders) of Bryan-College Station FHC may not be resold without registration or unless sold in accordance with certain resale restrictions. If Bryan-College Station FHC meets specified current public information requirements, each of its affiliates of its is able to sell in the public market, without registration, a limited number of shares in any three-month period.

  FEDERAL RESERVE SYSTEM

     The Federal Reserve Board requires all depository institutions to maintain noninterest bearing reserves at specified levels against their transaction accounts (primarily checking and NOW checking accounts). At September 30, 2001, First Federal was in compliance with these reserve requirements.

     Thrift institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

  FEDERAL HOME LOAN BANK SYSTEM

     First Federal is a member of the FHLB of Dallas, which is one of 12 regional FHLBs, that administers the home financing credit function of thrift institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

     As a member, First Federal is required to purchase and maintain stock in the FHLB of Dallas. At September 30, 2001, First Federal had $458,000 in FHLB stock, which was in compliance with this requirement. In past years, First Federal has received substantial dividends on its FHLB stock. Over the past five fiscal years such dividends have averaged 5.95% and were 4.99% for fiscal year 2001.

     Under federal law the FHLBs are required to provide funds for the resolution of troubled thrift institutions and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of First Federal's FHLB stock may result in a corresponding reduction in First Federal's capital.

     For the year ended September 30, 2001, dividends paid by the FHLB of Dallas to First Federal totaled $22,000, which constitute a $10,000 decrease from the amount of dividends received in fiscal year 2000.

  FEDERAL AND STATE TAXATION

     Thrift institutions such as First Federal that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Code are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction is computed under the experience method.

     Under the experience method, the bad debt reserve deduction is an amount determined under a formula based generally upon the bad debts actually sustained by the thrift institution over a period of years.

     In August 1996, legislation was enacted that repealed the percentage of taxable income method used by many thrifts, including First Federal, to calculate their bad debt reserve for federal income tax purposes. As a result, small thrifts such as First Federal must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for tax years beginning after December 31, 1987. The recapture will occur over a six-year period, the commencement of which will be delayed until the first taxable year beginning after December 31, 1997, provided the institution meets certain residential lending requirements. The management of Bryan-College Station FHC does not believe that the legislation will have a material impact on Bryan-College Station FHC. At September 30, 2001, First Federal had approximately $514,000 in bad debt reserves subject to recapture for federal income tax purposes. The deferred tax liability related to the recapture has been previously established so there will be no effect on future net income.

     In addition to the regular income tax, corporations, including thrift institutions such as First Federal, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income.

     A portion of First Federal's reserves for losses on loans may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a Stockholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of September 30, 2001, the portion of First Federal's reserves subject to this treatment for tax purposes totaled approximately $643,000.

     Bryan-College Station FHC files a consolidated federal income tax return with First Federal on a fiscal year basis using the accrual method of accounting.

     Management is not aware of any examination of issues related to still open federal income tax returns (including returns of subsidiaries and predecessors of, or entities merged into, First Federal) which would result in a deficiency that could have a material adverse effect on the financial condition of Bryan-College Station FHC.

     Texas Taxation. The State of Texas does not have a corporate income tax, but it does have a corporate franchise tax which applies to First Federal.

                                  PROPOSAL II

               ELECTION OF DIRECTORS OF BRYAN-COLLEGE STATION FHC

GENERAL

     The board of directors of Bryan-College Station FHC currently consists of ten members, each of whom is also a director of First Federal. All directors of Bryan-College Station FHC are elected annually for a one-year term until their successors have been elected and qualified.

     The table below sets forth certain information as of June 10, 2002 regarding the composition of the board of directors. The board of directors, acting as the nominating committee, has recommended and approved the nominees identified in the following table. It is intended that the proxies solicited on behalf of the board of directors (other than proxies in which the vote is withheld as to a nominee) will be voted at the annual meeting FOR the election of the nominees identified below. If a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the board of directors may recommend. At this time, the board of directors knows of no reason why any nominee may be unable to serve, if elected. Except as disclosed in this proxy statement-prospectus, there are no arrangements or understandings between any nominee and any other person pursuant to which the nominee was selected.

                                                                                        DIRECTOR   TERM TO
NAME                             AGE                     POSITION(S)                    SINCE(1)   EXPIRE
----                             ---   -----------------------------------------------  --------   -------
Helen Chavarria................  65    Director                                           1999      2002
Robert H. Conaway..............  49    Vice Chairman of the Board                         1995      2002
Ken L. Hayes...................  63    Director                                           1993      2002
George Koenig..................  57    Director and Executive Vice President of First     1996      2002
                                       Federal
Joseph W. Krolczyk.............  63    Director, Secretary/Treasurer                      1998      2002
Charles E. Neelley.............  73    Director                                           1993      2002
Richard L. Peacock.............  84    Director                                           1965      2002
Roland Ruffino.................  52    Director                                           1995      2002
Gary A. Snoe...................  44    Chairman of the Board                              1998      2002
Ernest A. Wentrcek.............  74    Director                                           1965      2002

---------------

(1) Includes service as a director of First Federal.

     The principal occupation of each director is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

     Helen Chavarria. Ms. Chavarria is a retired Housing Management Specialist for the Brazos Valley Council of Government.

     Robert H. Conaway. Mr. Conaway is Vice Chairman of the boards of directors of Bryan-College Station FHC and First Federal, positions he has held since May 2000. He is also the founder and President of Progress Supply Inc., located in Bryan, Texas, a distributor of wholesale supply plumbing fixtures and contractors' supplies.

     Ken L. Hayes. Mr. Hayes is the owner of Aggieland Travel, located in College Station, Texas, a full-service travel agency.

     George Koenig. Mr. Koenig is currently serving as Executive Vice President of First Federal. Mr. Koenig was previously employed as an executive operations officer with a local financial institution located in Bryan, Texas.

     Joseph W. Krolczyk. Mr. Krolczyk is Secretary/Treasurer of the boards of directors of Bryan-College Station FHC and First Federal, positions he has held since May 2000. He has served as the owner and

President of KESCO Supply, Inc., a food service equipment and supply firm located in Bryan, Texas, for over 20 years.

     Charles E. Neelley. Mr. Neelley served as Secretary/Treasurer of First Federal from November 1995 until May 2000 and as Secretary/Treasurer of the board of Bryan-College Station FHC from April 1998 to May 2000. Mr. Neelley is retired from Texas A&M University and the travel agency business. He is currently active in the mini-storage business.

     Richard L. Peacock. Mr. Peacock served as Chairman of the board of First Federal from November 1995 to May 2000 and as Chairman of the board of Bryan-College Station FHC from April 1998 to May 2000. Mr. Peacock has been retired since 1983 from a privately owned retail office supply and furniture business located in Bryan, Texas. Prior to that time, he was in the restaurant business for approximately 12 years and the soft-drink bottling business for five years. He has also managed a health resort and clinic located in Marlin, Texas.

     Roland Ruffino. Mr. Ruffino is a partner of Readfield Meats, Inc., a long-time leading wholesale and retail meat distributor located in Bryan, Texas.

     Gary A. Snoe. Mr. Snoe is Chairman of the boards of Bryan-College Station FHC and First Federal, positions he has held since May 2000. He is also the owner and President of Snoe Inc., a precision, speciality machining and welding plant located in the Bryan, Texas trade area. He was previously the owner of a machine and welding plant for over 19 years in Houston, Texas.

     Ernest A. Wentrcek, Sr. Mr. Wentrcek was one of the organizers of First Federal and is one of only two members of First Federal's original board of directors who has served on that Board since 1965. Mr. Wentrcek was Secretary/Treasurer of First Federal's board of directors until 1995 when he was elected Vice Chairman of First Federal's board of directors, and later was elected Vice Chairman of Bryan-College Station FHC's board of directors when it was formed in 1998. He held those positions until May 2000. He continues to serve on the boards of Bryan-College Station FHC and First Federal. In September 1988, he retired as the Associate Director for Business Affairs of the Texas Engineering Extension Service, Texas A&M University System, a vocational education organization. He is a former member of the Finance Committee of the Supreme Lodge of the Slavonic Benevolent Order of the State of Texas (SPJST), serving from January 1981 through December 2000. Mr. Wentrcek is a licensed Real Estate Broker. He is also a member of the American Legion Post 159-Bryan.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     Meetings of the board of directors of Bryan-College Station FHC are generally held on a monthly basis, with special meetings held on an as needed basis. The board met twenty-one times during the fiscal year ended September 30, 2001. During fiscal 2001, no incumbent director attended fewer than 75% of the aggregate of the total number of meetings of the board of directors held during the period for which he or she has been a director and the total number of meetings of committees of the board of directors on which he or she served during the period that he served.

     The board of directors of Bryan-College Station FHC has standing Executive, Audit and Asset Review, Asset/Liability and Investment/Insurance, Policy and Personnel Committees.

     The Executive Committee is currently comprised of Directors Snoe (Chairman), Conaway, and Krolczyk. This committee meets on an as needed basis and handles major policy questions that must be addressed between regularly scheduled board meetings. The committee met two times during fiscal 2001.

     The Asset/Liability and Investment/Insurance Committee is currently comprised of Directors Hayes (Chairman), Ruffino, Snoe, Koenig and Chavarria. Mary L. Hegar, Senior Vice President/Financial and Regulatory, is an ex-officio member of the committee. This committee meets on an as needed basis to handle matters pertaining to overall asset/liability management, securities portfolio management, loan pricing and bank insurance. This committee met two times in fiscal 2001.

     The Audit and Asset Review Committee is currently composed of Directors Krolczyk (Chairman), Conaway, Wentrcek, Koenig, Ruffino, and Chavarria. Except for Mr. Koenig, who is an Executive Vice President of First Federal, the members of the Audit and Asset Review Committee are "independent directors" as defined in the Nasdaq Stock Market rules. In fiscal 2001, the audit committee met three times. This committee is responsible for the review of Bryan-College Station FHC's annual audit report prepared by its independent auditors. The functions of this committee include:

     - reviewing significant financial information for the purpose of giving added assurance that the information is accurate and timely and that it includes all appropriate financial statement disclosures;

     - ascertaining the existence of effective accounting and internal control systems; and

     - overseeing the entire audit function, both internal and independent.

     The Personnel Committee is currently comprised of Directors Peacock (Chairman), Neelley, Wentrcek, Krolczyk, Ruffino, Conaway and Chavarria. This committee handles all matters pertaining to personnel, including retirement. This committee met four times during fiscal 2001.

     The Policy Committee is currently comprised of Directors Snoe (Chairman), Hayes, Conaway, Krolczyk, and Peacock. This committee meets as necessary to review, monitor and implement the overall policies of First Federal. This committee met two times during fiscal 2001.

     The entire board of directors acts as a nominating committee for selecting nominees for the election of directors. While the board will consider nominees recommended by stockholders, the board has not actively solicited such nominations.

REPORT OF THE AUDIT AND ASSET REVIEW COMMITTEE

     The following report of the Audit and Asset Review Committee shall not be deemed to be soliciting material or to be incorporated by reference by any general statement incorporating by reference this proxy statement-prospectus into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent this report is specifically incorporated by reference into such filing, and shall not otherwise be deemed filed under those acts.

     The Audit and Asset Review Committee operates under a written charter adopted by Bryan-College Station FHC's Board of Directors. A copy of the charter was attached to the annual meeting proxy statement filed by Bryan-College Station FHC with the Securities and Exchange Commission on October 10, 2001. The Audit Committee is comprised of Directors Krolczyk, Conaway, Wentrcek, Koenig, Ruffino and Chavarria, each of whom, other than Mr. Koenig, is an independent director as defined in Rule 4200(a)(14) of the listing standards of the National Association of Securities Dealers, Inc. for the Nasdaq Stock Market.

     The Audit and Asset Review Committee has issued the following report with respect to Bryan-College Station FHC's audited financial statements for the fiscal year ended September 30, 2001:

     The primary function of the Audit and Asset Review Committee is to assist the board of directors in fulfilling its oversight responsibilities regarding accounting, auditing and reporting practices. The committee's primary duties and responsibilities are to (1) serve as an independent and objective party to monitor Bryan-College Station FHC's financial reporting process and internal control system; (2) review and appraise the audit efforts of Bryan-College Station FHC's independent accountants and internal auditors; (3) evaluate Bryan-College Station FHC's quarterly financial performance as well as its compliance with laws and regulations; and (4) provide open avenues of communication among the independent accountants, financial and senior management, counsel, the internal audit department and the board of directors.

     Review of the Audited Financial Statements for the Fiscal Year Ended September 30, 2001. The Audit and Asset Review Committee has reviewed and discussed the audited financial statements of Bryan-College Station FHC for the fiscal year ended September 30, 2001 with Bryan-College Station FHC management.

The Audit and Asset Review Committee has discussed with Crowe, Chizek and Company, LLP, Bryan-College Station FHC's independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and the items required by the Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees). In addition, the Audit and Asset Review Committee has discussed the independence of Crowe, Chizek and Company, LLP with that firm.

     Based on the Audit and Asset Review Committee's review and discussion noted above, the committee recommended to the board of directors that Bryan-College Station FHC's audited financial statements be included in Bryan-College Station FHC's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001.

     This report is submitted by the Audit and Asset Review Committee of the board of directors of Bryan-College Station FHC.

                                          Joe Krolczyk (Chairman)
                                          Robert Conaway (Vice Chairman)
                                          Ernest Wentrcek
                                          George Koenig
                                          Roland Ruffino
                                          Helen Chavarria

DIRECTOR COMPENSATION

     Outside directors of First Federal receive $300 for each meeting of the board of directors of First Federal attended and $100 for each First Federal board committee meeting attended, not to exceed a maximum of $400 per month. Directors receive no fees for service on the board of directors of Bryan-College Station FHC.

EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS

     The following information includes the business experience during the past five years for each executive officer of Bryan-College Station FHC who is not also a director. There are no arrangements or understandings between the persons named and any other person pursuant to which such officers were selected.

     Wilson L. Fletcher. Mr. Fletcher, age 61, became President and Chief Executive Officer of Bryan-College Station FHC and First Federal on November 5, 2001. Mr. Fletcher has over 25 years of banking experience having served as Chief Executive Officer in three financial institutions and Chief Financial Officer in three financial institutions. For the past five years, Mr. Fletcher has been engaged in financial consulting engagements with such companies as Ultamar Diamond Shamrock, Mobil Corporation, NCR Corporation, and John Floyd and Associates. Mr. Fletcher has a Master's Degree and is a Certified Public Accountant in the State of Texas.

     Mary L. Hegar. Ms. Hegar, age 47, joined First Federal in 1977 and became Assistant Secretary/ Treasurer in 1987 and was promoted to Senior Vice President/Financial and Regulatory in 1992. Ms. Hegar primarily coordinates First Federal's accounting functions, monitors its investments and is responsible for regulatory reporting. Ms. Hegar is an ex-officio member of Bryan-College Station FHC's Asset/Liability Committee.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid to the person who served as the President and Chief Executive Officer during fiscal year 2001 and to the only other executive officer who earned a salary and bonus for fiscal 2001 in excess of $100,000. Neither Mr. Rinehart nor Mr. McCrady exercised any stock options during fiscal 2001 or held any stock options at the end of fiscal 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM
                                                ANNUAL COMPENSATION           COMPENSATION AWARDS
                                         ---------------------------------   ---------------------
                                                                             RESTRICTED
                                                              OTHER ANNUAL     STOCK      OPTIONS/    ALL OTHER
                                          SALARY     BONUS    COMPENSATION    AWARD(S)      SARS     COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR     ($)        ($)         ($)           ($)         (#)          ($)
---------------------------       ----   --------   -------   ------------   ----------   --------   ------------
David D. Rinehart(1)............  2001   $126,198        --         --            --          --           --
  President and Chief             2000     39,628        --         --            --          --           --
  Executive Officer               1999         --        --         --            --          --           --
James D. McCrady, Jr.(2)........  2001   $ 60,499   $45,384         --            --          --           --
  Senior Vice President           2000     60,000    48,209         --            --          --           --
                                  1999     60,000    59,434         --            --          --           --

---------------

(1) Mr. Rinehart served as the President and Chief Executive Officer of Bryan-College Station FHC and First Federal until his resignation in November 2001.

(2) Mr. McCrady served as First Federal's Senior Vice President until his resignation in October 2001.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     First Federal, like many financial institutions, has followed a policy of granting to officers, directors and employees, loans secured by the borrower's residence, along with certain consumer loans and business loans, if the borrower is creditworthy. All loans to the bank's officers and directors are made in the ordinary course of business and generally on the same terms, including interest rate and collateral, and conditions as those of comparable transactions prevailing at the time, and do not involve more than the normal risk of collectibility or present other unfavorable features.

     All loans by First Federal to its directors and executive officers are subject to the OTS regulations restricting loans and other transactions with affiliated persons of First Federal. Federal law currently requires that all loans to directors and executive officers generally be made on terms and conditions comparable to those for similar transactions with non-affiliates. Loans to all directors and executive officers and their associates totaled $1.0 million at September 30, 2001, which was 20% of First Federal's equity capital at that date. All loans to directors and executive officers were performing in accordance with their terms at September 30, 2001.

     In May 2000, Bryan-College Station FHC and First Federal entered into a Compromise Settlement Agreement and Mutual Release with J. Stanley Stephen and his wife, Jean Stephen, providing for the settlement of claims asserted by Mr. Stephen under his employment agreement. Mr. Stephen is a former President and Chief Executive Officer of Bryan-College Station FHC and First Federal and, together with Mrs. Stephen, beneficially owns approximately 9.26% of the outstanding shares of Bryan-College Station FHC common stock as of June 10, 2002. Under the agreement, Mr. Stephen received a lump sum cash payment of $95,000 in fiscal 2000, and has received and will continue to receive for the remainder of his life, additional cash payments of $5,900 per month. The agreement also provides that if Mr. Stephen predeceases Mrs. Stephen, she will, for the remainder of her life, receive the total of 50% of a sum each month sufficient to maintain comprehensive, supplemental health insurance for her, over and above health benefits provided by Medicare.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act of 1934 requires Bryan-College Station FHC's directors and executive officers, and persons who own more than 10% of the Bryan-College Station FHC's common stock to report their initial ownership of Bryan-College Station FHC's common stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established by the SEC and Bryan-College Station FHC is required to disclose in this proxy statement any late filings or failures to file.

     To the Bryan-College Station FHC's knowledge, based solely on a review of the copies of such reports furnished to Bryan-College Station FHC and written representations that no other reports are required, during the fiscal year ended September 30, 2001, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were met.

BENEFICIAL OWNERSHIP OF BRYAN-COLLEGE STATION FHC COMMON STOCK BY MANAGEMENT AND
                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of June 10, 2002 regarding the beneficial ownership of Bryan-College Station FHC common stock by
(1) each director and named executive officer of Bryan-College Station FHC, (2) each person who is known by Bryan-College Station FHC to own beneficially more than 5% of the Bryan-College Station FHC common stock and (3) all directors and executive officers as a group. Also included is the number of shares and percentage of Texas United common stock to be owned by such persons and by directors and executive officers as a group upon the exchange of Bryan-College Station FHC common stock for Texas United common stock pursuant to the merger. Unless otherwise indicated, based on information furnished by such stockholders, management of Bryan-College Station FHC believes that each person has sole voting and dispositive power with respect to all shares of which he is the beneficial owner and the address of such Stockholder is the same as Bryan-College Station FHC's address.

                                                        AMOUNT/ (PERCENT) AND      PRO FORMA AMOUNT/
                                                        NATURE OF BENEFICIAL     (PERCENT) AND NATURE
                                                         OWNERSHIP OF BRYAN-    OF BENEFICIAL OWNERSHIP
                                                         COLLEGE STATION FHC        OF TEXAS UNITED
NAME OF BENEFICIAL OWNER                                   COMMON STOCK(1)          COMMON STOCK(2)
------------------------                                ---------------------   -----------------------
SIGNIFICANT STOCKHOLDER
J. Stanley Stephen and Jean Stephen...................         44,388                   12,966
  2514 Memorial Drive                                           (9.26)%                      *
  Bryan, Texas 77802
DIRECTORS AND NAMED EXECUTIVE OFFICERS(3)
Helen Chavarria.......................................            330                       96
                                                                    *                        *
Robert H. Conaway.....................................          8,121                    1,934
                                                                (1.72)%                      *
Ken L. Hayes..........................................          2,410                      265
                                                                    *                        *
George Koenig.........................................          1,330                       96
                                                                    *                        *
Joseph W. Krolczyk....................................          6,038                    1,325
                                                                (1.28)%                      *
James D. McCrady, Jr. ................................             --                       --
                                                                  (--)                     (--)
Charles E. Neelley....................................         14,916                    3,918
                                                                (3.15)%                      *
Richard L. Peacock....................................          9,147                    2,233
                                                                (1.93)%                      *
David D. Rinehart.....................................             --                       --
                                                                  (--)                     (--)
Roland Ruffino........................................         13,820                    3,598
                                                                (2.92)%                      *
Gary A. Snoe..........................................         14,086                    3,676
                                                                (2.98)%                      *
Ernest A. Wentrcek....................................          9,809                    2,427
                                                                (2.07)%                      *
Directors and executive officers of the...............         80,007                   19,568
  Bryan-College Station FHC as a group (12 persons)(4)         (16.52)%                      *

---------------

*  Indicates ownership which does not exceed 1.0%.

(1) The percentage beneficially owned was calculated based on 471,411 shares of Bryan-College Station FHC common stock issued and outstanding as of June 10, 2002 and assumes the exercise by the shareholder or group named in each row of all options for the purchase of common stock held by such shareholder or group and exercisable within 60 days.

(2) The percentage beneficially owned was calculated based on 2,630,327 shares of Texas United common stock issued and outstanding and assumes the issuance of 0.29211 shares of Texas United common stock in exchange for each share of Bryan-College Station FHC common stock in connection with the merger. The amount and percentage also assume the forfeiture of all options to acquire shares of Bryan-College Station FHC common stock held by the directors of Bryan-College Station FHC.

(3) Includes shares held directly, as well as shares held jointly with family members, shares held in retirement accounts, held in a fiduciary capacity, held by certain members of the named individual's family, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the named individual may be deemed to have sole or shared voting and/or investment powers. Also includes shares of common stock as to which the named individual has the right to acquire beneficial ownership, currently or within 60 days of December 31, 2001, pursuant to the exercise of stock options, as follows:

Mr. Conaway - 1,500 shares  Mr. Hayes - 1,500 shares    Mr. Koenig - 1,000 shares
Mr. Krolczyk - 1,500 shares Mr. Neelley - 1,500 shares  Mr. Peacock - 1,500 shares
Mr. Ruffino - 1,500 shares  Mr. Snoe - 1,500 shares     Mr. Wentrcek - 1,500 shares

(4) For each director and named executive officer, the amount of beneficial ownership includes shares held directly, as well as shares held jointly with family members, shares held in retirement accounts, held in a fiduciary capacity, held by certain members of the group members' families, or held by trusts of which the group member is a trustee or substantial beneficiary, with respect to which shares the group member may be deemed to have sole or shared voting and/or investment powers. This amount also includes 13,000 shares of common stock issuable upon the exercise of the directors' stock options.

                  COMPARATIVE MARKET PRICES AND DIVIDEND DATA

     Market prices. The Bryan-College Station FHC common stock is quoted in the Pink Sheets under the symbol "BCSF." The following table sets forth the high and low bid prices of Bryan-College Station FHC's common stock for the periods indicated as reported on Nasdaq.com. The information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Bryan-College Station FHC's common stock is not regularly and actively traded and there are no regularly quoted bid and asked prices for Bryan-College Station FHC's common stock.

                                                        YEAR ENDED SEPTEMBER 30,
                                                  ------------------------------------
                                                        2001                2000
                                                  ----------------    ----------------
                                                   HIGH      LOW       HIGH      LOW
                                                  ------    ------    ------    ------
First Quarter.................................    $5.250    $4.875    $9.250    $4.318
Second Quarter................................     4.875     4.875     9.250     6.250
Third Quarter.................................     5.000     4.000     6.250     6.250
Fourth Quarter................................        --(1)     --(1)  6.875     5.250

---------------

(1) As of June 24, 2002, the last known sale of Bryan-College Station FHC's common stock occurred on May 15, 2001 at $5.00 per share, and management is not aware of any sales subsequent to that date.

     At June 10, 2002 there were 569 holders of record of Bryan-College Station FHC's common stock and 471,411 shares of common stock issued and outstanding.

     There has been no active public trading market for shares of Texas United common stock. It is traded infrequently in private transactions about which Texas United's management has little reliable information regarding price.

     On November 5, 2001, the business day prior to the date of the announcement by Texas United and Bryan-College Station FHC that they had entered into the merger agreement, the most recent sale price of Texas United common stock was $19.00 per share. The pro forma equivalent per share value of the Bryan-College Station FHC common stock on November 5, 2001 was $5.55 per share. This pro forma equivalent per share value is calculated by multiplying the last known sales price of Texas United common stock price by the merger exchange ratio of
0.29211. As of June 24, 2002, the last known sale price of Texas United common stock was $19.00.

     As of June 10, 2002, Texas United had approximately 513 stockholders of record and 2,490,629 shares of common stock outstanding.

     Following the merger, it is anticipated that the Texas United common stock will be quoted by the Nasdaq National Market.

     Dividend data. The following table sets forth the dividends declared per share of Bryan-College Station FHC common stock and Texas United common stock for the periods indicated:

                                                              BRYAN-COLLEGE      TEXAS
                                                               STATION FHC     UNITED(1)
                                                              -------------    ---------
2001
  First Quarter.............................................       $--           $0.08
  Second Quarter............................................        --            0.08
  Third Quarter.............................................        --            0.10
  Fourth Quarter............................................        --            0.10
2000
  First Quarter.............................................       $--           $0.08
  Second Quarter............................................        --            0.08
  Third Quarter.............................................        --            0.08
  Fourth Quarter............................................        --            0.08

---------------

(1) Adjusted for a five-for-one stock split effective January 15, 2000.

     The principal source of cash revenues for Bryan-College Station FHC is dividends paid by First Federal with respect to its capital stock. The principal source of cash revenues to Texas United is dividends paid by State Bank with respect to its capital stock. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities.

     First Federal may not declare or pay a cash dividend or repurchase shares of its stock if the effect would be to cause its regulatory capital to be reduced below the amount required for the liquidation account maintained for the benefit of certain of its depositors prior to its mutual to stock conversion, or to meet applicable regulatory capital requirements. Federal regulations limit the First Federal's capital distributions such that the proposed distribution, combined with dividends already paid for the year, does not exceed its net income for the calendar year-to-date plus retained net income for the previous two years. First Federal must obtain the prior approval of the Office of Thrift Supervision before declaring any dividends.

     State Bank cannot pay a dividend if, after paying the dividend, it would be "undercapitalized." Further, the FDIC may declare a dividend payment to be unsafe and unsound even though State Bank would continue to meet its capital requirements after the dividend. Under applicable laws and regulations, at March 31, 2002, approximately $1.0 million was available for payment of dividends by State Bank to Texas United. Regulatory authorities could impose administratively stricter limitations on the ability of State Bank to pay dividends to Texas United, if such limits were deemed appropriate to preserve certain capital adequacy requirements.

     The merger agreement prohibits Bryan-College Station FHC from declaring or paying any dividends on shares of Bryan-College Station FHC stock prior to the merger. If the merger agreement is terminated prior to the merger, the board of directors of Bryan-College Station FHC may consider the payment of dividends on the Bryan-College Station FHC common stock. The declaration and payment of such future dividends will be at the discretion of the board of directors of Bryan-College Station FHC and will depend upon Bryan-College Station FHC's consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other relevant factors. Bryan-College Station FHC did not declare cash dividends on its common stock during fiscal years 2001 and 2000. First Federal paid an aggregate of $87,000 in quarterly cash dividends on its Series A preferred stock in during fiscal 2001.

                   DESCRIPTION OF TEXAS UNITED CAPITAL STOCK

GENERAL

     Texas United has authorized two classes of stock: (1) 20,000,000 authorized shares of common stock, par value $1.00 per share, 2,490,629 shares of which were issued and outstanding as of June 10, 2002; and (2) 500,000 authorized shares of preferred stock, no par value per share, none of which have been issued. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Texas United.

TEXAS UNITED COMMON STOCK

     The holders of Texas United common stock are entitled to one vote for each share of Texas United common stock owned. Except as expressly provided by law and except for any voting rights which may be conferred on any shares of preferred stock issued by the Texas United board, all voting power is in Texas United common stock. Holders of Texas United common stock may not cumulate their votes for the election of directors. Holders of Texas United common stock do not have preemptive rights to acquire any additional, unissued or treasury shares of Texas United, or securities of Texas United convertible into or carrying a right to subscribe to or acquire shares of Texas United.

     Holders of Texas United common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Texas United board. However, the Texas United board may not declare or pay cash dividends on Texas United common stock, and no Texas United common stock may be purchased by Texas United, unless full dividends on any outstanding preferred stock for all past dividend periods and for the current dividend period, if any, have been declared and paid.

     On liquidation of Texas United, the holders of Texas United common stock are entitled to share pro rata in any distribution of the assets of Texas United, after the holders of shares of preferred stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends, whether or not earned or declared, if any, and after all other indebtedness of Texas United has been retired.

PREFERRED STOCK

     Texas United is authorized to issue 500,000 shares of preferred stock. The preferred stock is available for issuance from time to time for various purposes as determined by the Texas United board, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Texas United articles, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Texas United board in its sole discretion determines to be appropriate, without any further approval or action by the stockholders, unless otherwise required by laws, rules, regulations or agreements applicable to Texas United.

     Moreover, except as otherwise limited by the Texas United articles or applicable laws, rules or regulations, the Texas United board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without stockholder approval. The Texas United articles require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

     - dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

     - redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

     - sinking fund provisions, if any, for the redemption or purchase of shares;

     - the amount payable upon shares in the event of voluntary or involuntary liquidation;

     - the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

     - conditions or restrictions on the creation of debt or the issuance of any additional shares of capital stock; and

     - voting rights.

     The Texas United board does not intend to seek stockholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange or quotation system. Under Texas law, stockholder approval prior to the issuance of shares of Texas United common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Texas United board that the delay necessary for stockholder approval of a specific issuance could be to the detriment of Texas United and its stockholders.

     The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with Texas United's management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Texas United's securities or the removal of incumbent management.

     The effects of the issuance of the preferred stock on the holders of Texas United common stock could include:

     - reduction of the amount otherwise available for payments of dividends on Texas United common stock if dividends are payable on the series of preferred stock;

     - restrictions on dividends on Texas United common stock if dividends on the series of preferred stock are in arrears;

     - dilution of the voting power of Texas United common stock if the series of preferred stock has voting rights, including a possible "veto" power if the series of preferred stock has class voting rights;

     - dilution of the equity interest of holders of Texas United common stock if the series of preferred stock is convertible, and is converted, into Texas United common stock; and

     - restrictions on the rights of holders of Texas United common stock to share in Texas United's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

INTERESTS OF CERTAIN PERSONS

     No director or executive officer of Texas United has any material direct or indirect financial interest in Bryan-College Station FHC or the merger, except as a director, executive officer or stockholder of Texas United or its subsidiaries.

                              INDEPENDENT AUDITORS

     A representative of Crowe, Chizek and Company LLP is expected to attend the annual meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

     For the fiscal year ended September 30, 2001, Crowe, Chizek and Company LLP provided various audit and non-audit services to Bryan-College Station FHC. Set forth below are the aggregate fees billed for these services:

     (a) Audit Fees: Aggregate fees billed for professional services rendered for the audit of Bryan-College Station FHC's fiscal 2001 annual financial statements and review of financial statements included in Bryan-College Station FHC's Quarterly Reports on Form 10-QSB for fiscal 2001: $61,000.

     (b) Financial Information Systems Design and Implementation Fees: $0.

     (c) All other fees: $35,000.

     The Audit and Asset Review Committee of the board of directors of Bryan-College Station FHC has considered whether the provision of these services is compatible with maintaining the independence of Crowe, Chizek and Company LLP.

                             STOCKHOLDER PROPOSALS

     Bryan-College Station FHC does not plan to hold an annual meeting of stockholders following the end of the fiscal year ending September 30, 2002 because it will cease to exist as an independent, publicly owned entity following the merger. If Bryan-College Station FHC does hold such a meeting, stockholders submitting proposals for business at that meeting must meet the deadlines set forth below.

     To be eligible for inclusion in Bryan-College Station FHC's proxy statement and form of proxy for the 2003 annual meeting of stockholders, if held, any stockholder proposal must be received at Bryan-College Station FHC's main office at 2900 Texas Avenue, Bryan, Texas 77802 by February 28, 2003.

     To be considered for presentation at the 2003 annual meeting, but not for inclusion in Bryan-College Station FHC's proxy statement and form of proxy for that meeting, proposals must be received by Bryan-College Station FHC no later than May 1, 2003. If, however, the date of the 2003 annual meeting is before July 10, 2003 or after September 28, 2003, proposals must instead be received by Bryan-College Station FHC by the later of the 90th day before the date of the 2003 annual meeting or the tenth day following the day on which public disclosure of the date of the 2003 annual meeting is first made. The term "public disclosure" means disclosure (1) in a press release, (2) in a publicly available filing with the Securities and Exchange Commission, (3) in a mailed notice or (4) through other means. If a stockholder proposal that is received by Bryan-College Station FHC after the applicable deadline for presentation at the 2003 annual meeting is raised at that meeting, if held, the holders of the proxies for that meeting will have the discretion to vote on the proposal in accordance with their best judgment and discretion, without any discussion of the proposal in Bryan-College Station FHC's proxy statement for that meeting.

                                    EXPERTS

     The consolidated financial statements of Texas United as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this proxy statement-prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Bryan-College Station FHC as of September 30, 2001 and 2000 and for each of the three years in the period ended September 30, 2001 included in this proxy statement-prospectus have been audited by Crowe, Chizek and Company, LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Texas United common stock to be issued by Texas United and certain federal income tax consequences of the merger will be passed upon by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the merger will be passed upon for Bryan-College Station FHC by Silver, Freedman & Taff L.L.P., Washington, D.C.

                                 OTHER MATTERS

     As of the date of this proxy statement-prospectus, the board of directors of Bryan-College Station FHC knows of no matters that will be presented for consideration at the annual meeting of stockholders other than as described in this proxy statement-prospectus. However, if any other matters are properly brought before the annual meeting or any adjournment or postponement of the annual meeting and are voted upon, it is intended that holders of the proxies will act in accordance with their best judgment.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                         TEXAS UNITED BANCSHARES, INC.

Consolidated Balance Sheets as of March 31, 2002 (Unaudited)
  and December 31, 2001.....................................   F-2
Consolidated Statements of Earnings for the Three Months
  Ended March 31, 2002
  and 2001 (Unaudited)......................................   F-3
Consolidated Statement of Shareholders' Equity for the Year
  Ended December 31, 2001 and the Three Months Ended March
  31, 2002 (Unaudited)......................................   F-4
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 2002
  and 2001 (Unaudited)......................................   F-5
Notes to Unaudited Consolidated Financial Statements........   F-6
Report of Independent Certified Public Accountants..........  F-12
Consolidated Balance Sheets as of December 31, 2001 and
  2000......................................................  F-13
Consolidated Statements of Earnings for the Years Ended
  December 31, 2001, 2000 and 1999..........................  F-14
Consolidated Statement of Shareholders' Equity for the Years
  Ended December 31, 2001, 2000 and 1999....................  F-15
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001, 2000 and 1999..........................  F-16
Notes to Consolidated Financial Statements..................  F-17

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,     DECEMBER 31,
                                                                 2002            2001
                                                              -----------    ------------
                                                              (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS,
                                                               EXCEPT PER SHARE AMOUNTS)
                                         ASSETS

Cash and cash equivalents
  Cash and due from banks...................................   $ 13,669        $ 21,466
  Federal funds sold........................................         --          11,200
                                                               --------        --------
          Total cash and cash equivalents...................     13,669          32,666
Securities
  Available-for-sale........................................    114,494         109,877
  Held-to-maturity..........................................         --              --
                                                               --------        --------
          Total securities..................................    114,494         109,877
Loans, net..................................................    270,104         272,374
Loans held for sale.........................................      3,850             817
Premises and equipment, net.................................     20,698          18,882
Accrued interest receivable.................................      2,320           2,605
Goodwill....................................................      3,419           3,419
Deposit premiums............................................      3,368           3,470
Mortgage servicing rights...................................      2,287             576
Other assets................................................      8,375           8,943
                                                               --------        --------
                                                               $442,584        $453,629
                                                               ========        ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits
     Noninterest-bearing....................................   $ 66,096        $ 71,976
     Interest-bearing.......................................    304,465         303,712
                                                               --------        --------
          Total deposits....................................    370,561         375,688
  Federal funds purchased...................................     12,767             647
  Other liabilities.........................................      3,232           3,690
  Borrowings................................................     21,001          39,232
                                                               --------        --------
          Total liabilities.................................    407,561         419,257
Commitments and contingencies...............................         --              --
Company obligated mandatorily redeemable capital securities
  of subsidiary trust.......................................      7,000           7,000
Shareholders' equity
  Preferred stock, no par value, 500,000 shares authorized;
     none issued............................................         --              --
  Common stock, $1.00 par value, 3,000,000 shares
     authorized; 2,506,351 shares issued and 2,490,629
     outstanding in 2002 and 2,502,145 shares issued and
     2,483,392 outstanding in 2001..........................      2,506           2,502
  Additional paid-in capital................................     14,173          14,136
  Retained earnings.........................................     12,558          11,342
  Accumulated other comprehensive loss......................       (933)           (275)
                                                               --------        --------
                                                                 28,304          27,705
  Less common stock held in treasury -- at cost.............        281             333
                                                               --------        --------
                                                                 28,023          27,372
                                                               --------        --------
                                                               $442,584        $453,629
                                                               ========        ========

     See accompanying notes to unaudited consolidated financial statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                          THREE MONTHS ENDED MARCH 31,

                                                               2002      2001
                                                              -------   -------
                                                                 (UNAUDITED)
                                                                 (DOLLARS IN
                                                                 THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                  AMOUNTS)
Interest income
  Loans.....................................................  $5,834    $5,921
  Investment securities
     Taxable................................................   1,190       805
     Tax-exempt.............................................     279       323
  Federal funds sold and other temporary investments........      19       218
                                                              ------    ------
       Total interest income................................   7,322     7,267
Interest expense
  Deposits..................................................   2,237     3,147
  Federal funds purchased...................................      69         4
  Borrowings................................................     170       124
  Company obligated mandatorily redeemable capital
     securities of subsidiary trust.........................     183       233
                                                              ------    ------
       Total interest expense...............................   2,659     3,508
                                                              ------    ------
       Net interest income..................................   4,663     3,759
Provision for loan losses...................................     450       129
                                                              ------    ------
       Net interest income after provision for loan
        losses..............................................   4,213     3,630
Noninterest income
  Service charges...........................................   2,188     1,187
  Other operating income....................................     967       480
                                                              ------    ------
       Total noninterest income.............................   3,155     1,667
Noninterest expense
  Employee compensation and benefits........................   2,972     2,195
  Occupancy expense.........................................     628       530
  Other operating expenses..................................   1,748     1,491
                                                              ------    ------
       Total noninterest expenses...........................   5,348     4,216
                                                              ------    ------
       Earnings before income taxes.........................   2,020     1,081
Provision for income taxes..................................     554       207
                                                              ------    ------
       NET EARNINGS.........................................  $1,466    $  874
                                                              ======    ======
Basic earnings per common share.............................  $ 0.59    $ 0.35
                                                              ======    ======
Diluted earnings per common share...........................  $ 0.56    $ 0.34
                                                              ======    ======

     See accompanying notes to unaudited consolidated financial statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        YEAR ENDED DECEMBER 31, 2001 AND
                       THREE MONTHS ENDED MARCH 31, 2002

                                                                        ACCUMULATED
                                               ADDITIONAL                  OTHER        COMMON        TOTAL
                                     COMMON     PAID-IN     RETAINED   COMPREHENSIVE   STOCK IN   SHAREHOLDERS'
                                      STOCK     CAPITAL     EARNINGS   INCOME (LOSS)   TREASURY      EQUITY
                                     -------   ----------   --------   -------------   --------   -------------
                                                               (DOLLARS IN THOUSANDS)
Balance at January 1, 2001.........  $2,486     $13,901     $ 9,011        $(663)       $(131)      $(24,604)
Comprehensive income:
  Net earnings.....................      --          --       3,224           --           --          3,224
  Unrealized gain on securities,
     net of tax and
     reclassification adjustment...      --          --          --          388           --            388
                                                                                                    --------
Comprehensive income...............                                                                    3,612
  Compensation related to exercise
     of stock options..............      --         105          --           --           --            105
Issuance of common stock upon
  exercise of employee stock
  options..........................      16         122          --           --           --            138
Purchase of treasury stock.........      --          --          --           --         (417)          (417)
Sale of treasury stock.............      --           8          --           --          215            223
Dividends..........................      --          --        (893)          --           --           (893)
                                     ------     -------     -------        -----        -----       --------
Balance at December 31, 2001.......   2,502      14,136      11,342         (275)        (333)        27,372
Comprehensive income:
  Net earnings (unaudited).........      --          --       1,466           --           --          1,466
  Unrealized loss on securities,
     net of tax and
     reclassification adjustment
     (unaudited)...................      --          --          --         (658)          --           (658)
                                                                                                    --------
Comprehensive income (unaudited)...                                                                      808
Common stock issued upon exercise
  of employee stock options
  (unaudited)......................       4          33          --           --           --             37
Sale of treasury stock
  (unaudited)......................      --           4          --           --           52             56
Dividends (unaudited)..............      --          --        (250)          --           --           (250)
                                     ------     -------     -------        -----        -----       --------
Balance at March 31, 2002..........  $2,506     $14,173     $12,558        $(933)       $(281)      $ 28,023
                                     ======     =======     =======        =====        =====       ========

     See accompanying notes to unaudited consolidated financial statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          THREE MONTHS ENDED MARCH 31

                                                                 2002         2001
                                                              ----------   ----------
                                                                    (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................   $  1,466     $    874
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Provision for loan losses..............................        450          129
     Depreciation and amortization..........................        374          354
     Gain on sale of premises, equipment and other real
      estate................................................         --          (30)
     Realized gain, net, on sale of available-for-sale
      securities............................................       (300)         (20)
     Amortization of premium, net of discounts on
      securities............................................         54           17
     Changes in assets and liabilities:
       Decrease in accrued interest receivable..............        285           93
       Increase in other assets.............................     (1,143)      (1,345)
       Decrease in other liabilities........................       (471)         (54)
                                                               --------     --------
       Net cash provided by operating activities............        715           18
Cash flows from investing activities:
  Proceeds from sales of available-for-sale securities......     20,643        2,714
  Proceeds from principal repayments of available-for-sale
     securities.............................................      4,516        1,599
  Proceeds from maturities and calls of available-for-sale
     securities.............................................        102        1,000
  Purchases of available-for-sale securities................    (30,969)     (21,871)
  Net increase in loans.....................................       (763)      (8,566)
  Proceeds from sales of premises, equipment and other real
     estate.................................................         --           40
  Purchases of premises, equipment and other real estate....     (1,816)        (465)
                                                               --------     --------
       Net cash used in investing activities................     (8,287)     (25,549)
Cash flows from financing activities:
  Net (decrease) increase in deposits.......................     (5,127)       8,821
  Change in federal funds purchased.........................     12,120        3,338
  Net proceeds from issuance of common stock upon exercise
     of employee stock options..............................         37           --
  Proceeds from borrowings..................................     77,000           --
  Repayment of borrowings...................................    (95,261)      (2,719)
  Sale of treasury stock....................................         56           --
  Dividends paid............................................       (250)        (197)
                                                               --------     --------
       Net cash (used) provided by financing activities.....    (11,425)       9,243
                                                               --------     --------
       Net decrease in cash and cash equivalents............    (18,997)     (16,288)
Cash and cash equivalents at beginning of period............     32,666       33,463
                                                               --------     --------
Cash and cash equivalents at end of period..................   $ 13,669     $ 17,175
                                                               ========     ========

     See accompanying notes to unaudited consolidated financial statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in conformity with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001.

NOTE B -- GOODWILL AND OTHER INTANGIBLE ASSETS

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets, during July 2001. These statements establish new standards for accounting and reporting for business combinations and for goodwill and identifiable intangible assets resulting from business combinations. SFAS No. 141 applies to all business combinations initiated after June 30, 2001, and requires the application of the purchase method of accounting to all business combinations. SFAS No. 142 specifies that, among other things, intangible assets with an indefinite useful life and goodwill will no longer be amortized. The standard requires that goodwill and indefinite lived intangible assets be tested periodically for impairment and written down to fair value if considered impaired. The provisions for SFAS No. 142 were effective for fiscal years beginning after December 15, 2001. Goodwill amortization was approximately $150 thousand for the year ended December 31, 2001. Management is currently evaluating whether an impairment exists under SFAS No. 142.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2002         2001
                                                              -------      ------
Reported net earnings.......................................  $1,466       $ 874
Add back: Goodwill amortization, net of tax benefit.........      --          20
                                                              ------       -----
Adjusted net earnings.......................................  $1,466       $ 894
                                                              ======       =====
Basic earnings per share:
  Reported net earnings.....................................  $ 0.59       $0.35
  Goodwill amortization, net of tax benefit.................      --        0.01
                                                              ------       -----
  Adjusted net earnings.....................................  $ 0.59       $0.36
                                                              ======       =====
Diluted earnings per share:
  Reported net earnings.....................................  $ 0.56       $0.34
  Goodwill amortization, net of tax benefit.................      --          --
                                                              ------       -----
  Adjusted net earnings.....................................  $ 0.56       $0.34
                                                              ======       =====

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The gross carrying amount of intangible assets and associated amortization at March 31, 2002 is presented in the following table:

                                                               GROSS
                                                              CARRYING   ACCUMULATED
                                                               AMOUNT    AMORTIZATION
                                                              --------   ------------
Amortized intangible assets:
  Mortgage servicing rights.................................   $2,703       $  416
  Core deposit intangibles..................................    3,994          626
                                                               ------       ------
                                                               $6,697       $1,042
                                                               ======       ======

     The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment as of March 31, 2002. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

     The following table shows the current period and estimated future amortization for amortized intangible assets:

                                                              MORTGAGE       CORE
                                                              SERVICING     DEPOSIT
                                                               RIGHTS     INTANGIBLES   TOTAL
                                                              ---------   -----------   -----
Quarter ended March 31, 2002 (actual).......................    $ 71         $100       $171
Nine months ended December 31, 2002 (estimate)..............     272          300        572
Estimate for the year ended December 31,
  2003......................................................     343          400        743
  2004......................................................     343          400        743
  2005......................................................     343          400        743
  2006......................................................     289          400        689
  2007......................................................     242          400        642

NOTE C -- SECURITIES

     The securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values are as follows at March 31, 2002:

                                                           GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                               COST        GAINS        LOSSES      VALUE
                                             ---------   ----------   ----------   --------
AVAILABLE-FOR-SALE SECURITIES:
  Municipal securities.....................  $ 26,040       $309        $  123     $ 26,226
  U.S. Agency securities...................    16,752         --           246       16,506
  Mortgage-backed securities...............    70,915        272         1,570       69,617
  Other....................................     2,145         --            --        2,145
                                             --------       ----        ------     --------
                                             $115,852       $581        $1,939     $114,494
                                             ========       ====        ======     ========

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table shows the contractual maturity distribution of the investment portfolio at March 31, 2002. Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              AVAILABLE-FOR-SALE SECURITIES
                                                              -----------------------------
                                                              AMORTIZED COST    FAIR VALUE
                                                              ---------------   -----------
Due in one year or less.....................................     $     --        $     --
Due from one to five years..................................       19,383          19,245
Due from five to ten years..................................       18,609          18,665
Due after ten years.........................................        4,800           4,822
Mortgage-backed and equity securities.......................       73,060          71,762
                                                                 --------        --------
                                                                 $115,852        $114,494
                                                                 ========        ========

     Securities with an aggregate book value of approximately $76,023 at March 31, 2002 were pledged as collateral to secure public deposits.

NOTE D -- LOANS

     Major classifications of loans are as follows at March 31, 2002:

Commercial..................................................   $ 59,109
Real estate:
  1-4 family residential....................................    104,122
  Commercial mortgage.......................................     35,745
  Other.....................................................     30,665
Consumer....................................................     42,630
                                                               --------
                                                                272,271
  Less:
     Unearned discounts.....................................        (28)
     Allowance for loan losses..............................     (2,139)
                                                               --------
                                                               $270,104
                                                               ========

NOTE E -- ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses were as follows for the three months ended March 31, 2002:

Balance at January 1........................................   $1,754
Provision...................................................      450
Charge-offs.................................................     (361)
Recoveries..................................................      296
                                                               ------
Balance at March 31.........................................   $2,139
                                                               ======

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE F -- MORTGAGE SERVICING RIGHTS

     The activity in the MSR of Texas United Bancshares, Inc. (the "Company") was as follows for the three months ended March 31, 2002:

Balance at January 1........................................   $1,349
Additions...................................................    1,009
Amortization................................................      (71)
                                                               ------
Balance at March 31.........................................   $2,287
                                                               ======

     At March 31, 2002, the loan servicing portfolio with capitalized MSR totaled $110,105 compared with $83,456 at December 31, 2001.

NOTE G -- INTEREST-BEARING DEPOSITS

     The types of accounts and their respective balances included in interest-bearing deposits are as follows at March 31, 2002:

NOW accounts and interest-bearing checking accounts.........   $ 97,650
Savings.....................................................     20,074
Money market................................................     36,866
Certificates of deposit and IRAs............................    149,875
                                                               --------
                                                               $304,465
                                                               ========

     The aggregate amount of certificates of deposit, each with a minimum denomination of $100, was approximately $46,379 at March 31, 2002. At March 31, 2002, the scheduled maturities of certificates of deposit and IRAs are as follows for the twelve month period ending March 31:

2003........................................................  $ 94,527
2004........................................................    46,900
2005........................................................     4,515
2006........................................................     1,597
2007........................................................     2,336
                                                              --------
                                                              $149,875
                                                              ========

NOTE H -- BORROWINGS

     The Company has multiple advances of short and long-term borrowings which have been made in accordance with an "Agreement for Advance" that was entered into in 1998 with the Federal Home Loan Bank. The borrowings have interest rates varying from 2.0% to 5.9% at March 31, 2002. The borrowings are collateralized by security agreements and pledge assignments.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Aggregate maturities of borrowings for the five years following March 31, 2002 are as follows for the twelve month period ending March 31:

                                                              AMOUNT
                                                              -------
2003........................................................  $ 6,957
2004........................................................   10,468
2005........................................................      301
2006........................................................      318
2007........................................................      338
Thereafter..................................................    2,619
                                                              -------
                                                              $21,001
                                                              =======

     In February 2002, the Company increased its revolving credit line with a bank to $10 million. Any borrowings under the facility bear interest at the Federal Funds rate plus 2.25% and are collateralized by the outstanding common stock of Texas United Nevada, Inc. The credit facility expires February 20, 2003. There was no balance outstanding at March 31, 2002. The line of credit agreement contains certain covenants, including maintaining certain financial ratios.

NOTE I -- SUPPLEMENTAL STATEMENT OF CASH FLOW INFORMATION

Cash paid during the three months ended March 31, 2002 for:
  Interest..................................................   $3,173
  Income taxes..............................................   $   --
Noncash operating, investing and financing activities:
  Dividends payable included in other liabilities...........   $  268

NOTE J -- REGULATORY MATTERS

     The Company and State Bank (the "Bank") are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of March 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

changed the institution's category. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                         TO BE WELL
                                                                                      CAPITALIZED UNDER
                                                             FOR CAPITAL              PROMPT CORRECTIVE
                                    ACTUAL                ADEQUACY PURPOSES           ACTION PROVISIONS
                             --------------------       ---------------------       ----------------------
                             AMOUNT        RATIO         AMOUNT        RATIO         AMOUNT         RATIO
                             -------       ------       --------       ------       ---------       ------
                                                      GREATER THAN  GREATER THAN   GREATER THAN
                                                      OR EQUAL TO   OR EQUAL TO    OR EQUAL TO
As of March 31, 2002:
  Total Capital (to Risk
     Weighted Assets):
     Texas United
       Bancshares,
       Inc. .............    $31,079       10.81%       $28,751        10.0%             N/A
     The Bank............    $29,495       10.34%       $22,822         8.0%         $28,527       10.0%
  Tier 1 Capital (to Risk
     Weighted Assets):
     Texas United
       Bancshares,
       Inc. .............    $28,940       10.07%       $11,501         4.0%             N/A
     The Bank............    $27,356        9.59%       $11,411         4.0%         $17,116        6.0%
  Tier 1 Capital (to
     Average Assets):
     Texas United
       Bancshares,
       Inc. .............    $28,940        6.73%       $12,909         3.0%             N/A
     The Bank............    $27,356        6.36%       $12,909         3.0%         $21,515        5.0%

NOTE K -- EARNINGS PER SHARE

     The following data show the amounts used in computing earnings per share
(EPS) and the weighted average number of shares of dilutive potential common stock at March 31, 2002:

Net earnings available to common shareholders used in basic
  and diluted EPS...........................................   $1,466
                                                               ======
Weighted average common shares used in basic EPS (000's)....    2,497
Effect of dilutive securities:
  Stock options (000's).....................................      114
                                                               ------
Weighted average common and potential dilutive common shares
  used in diluted EPS (000's)...............................    2,611
                                                               ======

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Texas United Bancshares, Inc.

     We have audited the accompanying consolidated balance sheets of Texas United Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas United Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Houston, Texas
January 18, 2002

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                                 2001         2000
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE
                                                                     AMOUNTS)
                                       ASSETS
Cash and cash equivalents
  Cash and due from banks...................................   $ 21,466     $ 16,134
  Federal funds sold........................................     11,200       17,329
                                                               --------     --------
          Total cash and cash equivalents...................     32,666       33,463
Securities
  Available-for-sale........................................    109,877       67,303
  Held-to-maturity..........................................         --        8,528
                                                               --------     --------
          Total securities..................................    109,877       75,831
Loans, net..................................................    272,374      234,382
Loans held for sale.........................................        817        3,669
Premises and equipment, net.................................     18,882       15,062
Accrued interest receivable.................................      2,605        2,720
Goodwill and deposit premiums, less accumulated amortization
  of $863 in 2001 and $460 in 2000..........................      6,889        7,292
Other assets................................................      9,519        7,143
                                                               --------     --------
                                                               $453,629     $379,562
                                                               ========     ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits
     Noninterest-bearing....................................   $ 71,976     $ 58,704
     Interest-bearing.......................................    303,712      277,604
                                                               --------     --------
          Total deposits....................................    375,688      336,308
  Federal funds purchased...................................        647           --
  Other liabilities.........................................      3,690        2,523
  Borrowings................................................     39,232        9,127
                                                               --------     --------
          Total liabilities.................................    419,257      347,958
Commitments and contingencies...............................         --           --
Company obligated mandatorily redeemable capital securities
  of subsidiary trust.......................................      7,000        7,000
Shareholders' equity
  Preferred stock, no par value, 500,000 shares authorized;
     none issued............................................         --           --
  Common stock, $1.00 par value, 3,000,000 shares
     authorized; 2,502,145 shares issued and 2,483,392
     outstanding in 2001 and 2,486,065 shares issued and
     2,477,920 outstanding in 2000..........................      2,502        2,486
  Additional paid-in capital................................     14,136       13,901
  Retained earnings.........................................     11,342        9,011
  Accumulated other comprehensive loss......................       (275)        (663)
                                                               --------     --------
                                                                 27,705       24,735
  Less common stock held in treasury -- at cost.............        333          131
                                                               --------     --------
                                                                 27,372       24,604
                                                               --------     --------
                                                               $453,629     $379,562
                                                               ========     ========

        The accompanying notes are an integral part of these statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                            YEAR ENDED DECEMBER 31,

                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                       SHARE AMOUNTS)
Interest income
  Loans.....................................................   $24,486     $19,998     $13,378
  Investment securities
     Taxable................................................     3,781       3,424       4,573
     Tax-exempt.............................................     1,154       1,230       1,346
  Federal funds sold and other temporary investments........       473         703         367
                                                               -------     -------     -------
          Total interest income.............................    29,894      25,355      19,664
Interest expense
  Deposits..................................................    11,490      10,003       7,005
  Federal funds purchased...................................       235         192         173
  Borrowings................................................       547       1,100       1,136
  Company obligated mandatorily redeemable capital
     securities of subsidiary trust.........................       792         187          --
                                                               -------     -------     -------
          Total interest expense............................    13,064      11,482       8,314
                                                               -------     -------     -------
          Net interest income...............................    16,830      13,873      11,350
Provision for loan losses...................................       925         293         188
                                                               -------     -------     -------
          Net interest income after provision for loan
            losses..........................................    15,905      13,580      11,162
Noninterest income
  Service charges...........................................     4,555       3,581       2,667
  Other operating income....................................     3,310       1,727       1,185
                                                               -------     -------     -------
          Total noninterest income..........................     7,865       5,308       3,852
Noninterest expense
  Employee compensation and benefits........................     9,877       7,940       5,784
  Occupancy expense.........................................     2,393       1,724       1,404
  Other operating expenses..................................     7,491       5,786       4,010
                                                               -------     -------     -------
          Total noninterest expenses........................    19,761      15,450      11,198
                                                               -------     -------     -------
          Earnings before income taxes......................     4,009       3,438       3,816
Provision for income taxes
  Current...................................................       504         464         755
  Deferred expense (benefit)................................       281         (63)       (113)
                                                               -------     -------     -------
                                                                   785         401         642
                                                               -------     -------     -------
          NET EARNINGS......................................   $ 3,224     $ 3,037     $ 3,174
                                                               =======     =======     =======
Basic earnings per common share.............................   $  1.29     $  1.25     $  1.32
                                                               =======     =======     =======
Diluted earnings per common share...........................   $  1.24     $  1.19     $  1.28
                                                               =======     =======     =======

        The accompanying notes are an integral part of these statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                                                 ACCUMULATED
                                                        ADDITIONAL                  OTHER        COMMON        TOTAL
                                              COMMON     PAID-IN     RETAINED   COMPREHENSIVE   STOCK IN   SHAREHOLDERS'
                                               STOCK     CAPITAL     EARNINGS   INCOME (LOSS)   TREASURY      EQUITY
                                              -------   ----------   --------   -------------   --------   -------------
                                                                        (DOLLARS IN THOUSANDS)
Balance at January 1, 1999..................  $   482    $12,674     $ 6,225       $   701       $ (11)       $20,071
Comprehensive income:
  Net earnings..............................       --         --       3,174            --          --          3,174
  Unrealized loss on securities, net of tax
     and reclassification adjustment........       --         --          --        (2,374)         --         (2,374)
                                                                                                              -------
Comprehensive income........................                                                                      800
Issuance of common stock upon exercise of
  employee stock options....................       --          8          --            --          --              8
Purchase of treasury stock..................       --         --          --            --        (333)          (333)
Sale of treasury stock......................       --         --          --            --          23             23
Dividends...................................       --         --        (723)           --          --           (723)
Five-for-one stock split....................    1,930         --      (1,930)           --          --             --
                                              -------    -------     -------       -------       -----        -------
Balance at December 31, 1999................    2,412     12,682       6,746        (1,673)       (321)        19,846
Comprehensive income:
  Net earnings..............................       --         --       3,037            --          --          3,037
  Unrealized gain on securities, net of tax
     and reclassification adjustment........       --         --          --         1,010          --          1,010
                                                                                                              -------
Comprehensive income........................                                                                    4,047
Issuance of common stock....................       74      1,219          --            --          --          1,293
Purchase of treasury stock..................       --         --          --            --        (281)          (281)
Sale of treasury stock......................       --         --          --            --         471            471
Dividends...................................       --         --        (772)           --          --           (772)
                                              -------    -------     -------       -------       -----        -------
Balance at December 31, 2000................    2,486     13,901       9,011          (663)       (131)        24,604
Comprehensive income:
  Net earnings..............................       --         --       3,224            --          --          3,224
  Unrealized gain on securities, net of tax
     and reclassification adjustment........       --         --          --           388          --            388
                                                                                                              -------
Comprehensive income........................                                                                    3,612
Compensation related to exercise of stock
  options...................................       --        105          --            --          --            105
Issuance of common stock upon exercise of
  employee stock options....................       16        122          --            --          --            138
Purchase of treasury stock..................       --         --          --            --        (417)          (417)
Sale of treasury stock......................       --          8          --            --         215            223
Dividends...................................       --         --        (893)           --          --           (893)
                                              -------    -------     -------       -------       -----        -------
Balance at December 31, 2001................  $ 2,502    $14,136     $11,342       $  (275)      $(333)       $27,372
                                              =======    =======     =======       =======       =====        =======

        The accompanying notes are an integral part of these statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                                2001        2000       1999
                                                              ---------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $   3,224   $  3,037   $  3,174
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Provision for loan losses..............................        925        293        188
     Depreciation and amortization..........................      1,330        834        795
     Noncash compensation expense...........................        105         --         --
     Gain on sale of premises, equipment and other real
       estate...............................................        (16)       (55)        (7)
     Realized (gain) loss, net, on sale of
       available-for-sale securities........................       (340)        44        (85)
     Amortization of premium, net of (accretion) of
       discounts on securities..............................        139         28       (162)
     Write-down of other real estate........................          1          8         17
     Changes in assets and liabilities, net of effects
       resulting from acquisitions:
       Decrease (increase) in accrued interest receivable...        115       (359)       (15)
       Increase in other assets.............................     (2,553)    (1,256)      (429)
       Increase (decrease) in other liabilities.............      1,207        544     (1,130)
                                                              ---------   --------   --------
       Net cash provided by operating activities............      4,137      3,118      2,346
Cash flows from investing activities:
  Net increase in cash resulting from acquisitions..........         --     30,523      1,491
  Maturities of interest-bearing deposits in other financial institutions, net of effects resulting from
     acquisitions...........................................         --      2,070      2,894
  Proceeds from sales of available-for-sale securities......     22,426     17,207     30,630
  Proceeds from principal repayments of available-for-sale
     securities.............................................     11,475      5,015     10,238
  Proceeds from maturities and calls of available-for-sale
     securities.............................................      7,550      1,420      5,531
  Proceeds from maturities and calls of held-to-maturity
     securities.............................................         --         55         55
  Purchases of available-for-sale securities, net of effects
     resulting from acquisitions............................    (74,707)    (6,201)   (22,079)
  Net increase in loans, net of the effects resulting from
     acquisitions...........................................    (36,129)   (62,713)   (42,865)
  Proceeds from sales of premises, equipment and other real
     estate.................................................        211        265        200
  Purchases of premises, equipment and other real estate,
     net of effects resulting from acquisitions.............     (4,998)    (4,478)    (3,804)
                                                              ---------   --------   --------
       Net cash used in investing activities................    (74,172)   (16,837)   (17,709)
Cash flows from financing activities:
  Net increase in deposits, net of the effects resulting
     from acquisitions......................................     39,380     38,462     19,017
  Change in federal funds purchased, net of the effects
     resulting from acquisitions............................        647     (3,960)       210
  Net proceeds from issuance of common stock upon exercise
     of employee stock options..............................        138         --          8
  Issuance of common stock..................................         --      1,093         --
  Proceeds from borrowings..................................    171,500     26,878     17,800
  Proceeds from issuance of capital securities of trust.....         --      7,000         --
  Repayment of borrowings...................................   (141,395)   (45,115)    (6,867)
  Purchase of treasury stock................................       (417)      (281)      (333)
  Sale of treasury stock....................................        223        471         23
  Dividends paid............................................       (838)      (763)    (1,648)
                                                              ---------   --------   --------
       Net cash provided by financing activities............     69,238     23,785     28,210
                                                              ---------   --------   --------
       Net (decrease) increase in cash and cash
          equivalents.......................................       (797)    10,066     12,847
Cash and cash equivalents at beginning of year..............     33,463     23,397     10,550
                                                              ---------   --------   --------
Cash and cash equivalents at end of year....................  $  32,666   $ 33,463   $ 23,397
                                                              =========   ========   ========

        The accompanying notes are an integral part of these statements.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in thousands, except per share amounts)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follow. The policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

  1.  GENERAL

     Texas United Bancshares, Inc. (the Company or the Parent) is a Texas corporation and a financial holding company.

     The Company operates fourteen banking centers and two loan production offices in Central Texas. The Company's primary sources of revenue are derived from investing in various securities and granting loans primarily to customers in Central Texas. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy in Central Texas.

  2.  PRINCIPLES OF CONSOLIDATION AND INVESTMENT IN SUBSIDIARIES

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Texas United Nevada, Inc. (TUNI), State Bank (the Bank), Third Coast Wealth Advisors, Inc. (Third Coast) and TXUI Statutory Trust I (the Trust) (collectively referred to as the Company). All significant intercompany transactions and balances have been eliminated in the consolidated report of the Company.

  3.  CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

     The Company considers all highly liquid debt instruments purchased with an original maturity to the Company, at the purchase date, of three months or less to be cash equivalents.

  4.  SECURITIES

     At the date of purchase, the Company classifies debt and equity securities into one of three categories: held-to-maturity, trading, or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as a component of accumulated other comprehensive income (loss).

     Gains and losses on the sale of securities are determined using the specific-identification method.

     Declines in the fair value of individual held-to-maturity and available-for-sale securities below their carrying value that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

  5.  LOANS

     Loans for which management has the ability and intent to hold for the foreseeable future or until maturity or pay off are reported at the principal amount outstanding, net of charge-offs, unearned discounts, purchase discounts and an allowance for loan losses. Unearned discounts on installment loans are recognized using a method which approximates a level yield over the term of the loans. Interest on other loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

     A loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past due. The Company generally considers a period of delay in payment to include delinquency up to 90 days. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral if the loan is collateral-dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment charge is recognized through the provision for loan losses.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when payments are brought current and, in management's judgment, the loan will continue to pay as agreed.

  6.  ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

     The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit, based on evaluations of the collectibility and prior loss experience of loans and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current and anticipated economic conditions that may affect the borrower's ability to pay.

  7.  LOANS HELD FOR SALE

     Loans held for sale are carried at the lower of aggregate cost or market value. Market value is determined by current investor yield requirements.

  8.  TRANSFERS AND SERVICING OF FINANCIAL ASSETS

     In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces SFAS No. 125 of the same title. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of SFAS No. 125's provisions without reconsideration. This statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     In connection with securitizations or transfers, certain retained interests, including Mortgage Servicing Rights (MSR), are recorded at their allocated carrying value based on their relative fair value. Initially and at subsequent measurement dates, fair value is determined by computing the present value of the estimated cash flows retained, using the dates that such cash flows are expected to be released to the Company, at a discount rate considered to be commensurate with the risks associated with the cash flows. The amounts and timing of the cash flows are estimated after considering various economic factors including prepayment, delinquency, default and loss assumptions. Valuation of retained interests in securitizations may also involve the use of quoted market prices on same or similar securities.

     MSR are capitalized at their allocated carrying value and amortized in proportion to, and over the period of, estimated future net servicing income.

     The Company assesses impairment of the MSR based on the fair value of those rights on a stratum-by-stratum basis, with any impairment recognized through a valuation allowance for each impaired stratum.

     In order to determine the fair value of the MSR, the Company uses a model that estimates the present value of expected future cash flows. Assumptions used in the model include market discount rates and anticipated prepayment speeds. The prepayment speeds are determined in relation to forecasted yield curves of selected government securities.

  9.  PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful life of each type of asset.

  10.  OTHER REAL ESTATE

     Real estate acquired by foreclosure is recorded at fair value at the date of foreclosure or acquisition, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other expenses.

  11.  GOODWILL AND DEPOSIT PREMIUMS

     Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition. This excess is being amortized using the straight-line method over 25 years.

     Deposit premiums represent the excess of the cost of liabilities assumed, net of assets acquired, over their net fair values at the dates of assumption. This excess is being amortized using the straight-line method over 10 years.

     Each year, the Company assesses the impairment of these assets under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and when events or circumstances indicate that the carrying value may not be recoverable, a determination of impairment is made based upon estimates of future cash flows.

  12.  INCOME TAXES

     The Company files a consolidated Federal income tax return. By agreement with the Parent, the Bank, Third Coast and TUNI record a provision or benefit for Federal income taxes on the same basis as if they had filed a separate Federal income tax return. The asset and liability method of accounting is used for income taxes where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

respective tax bases. When management determines that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  13.  EARNINGS PER SHARE

     Basic earnings per common share is calculated by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings available for common shareholders by the weighted average number of common and dilutive potential common shares. The effect of stock options are considered in earnings per share calculations if dilutive, using the treasury stock method.

  14.  STOCK-BASED COMPENSATION

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for options granted with exercise prices of less than the stock's market value at the date of grant. The footnotes include the pro forma disclosure of the effect on net income and earnings per share as if the fair value method suggested in Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, had been applied.

  15.  OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

  16.  USE OF ESTIMATES

     In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

  17.  RECLASSIFICATIONS

     Certain reclassifications of prior year amounts have been made to conform to the current presentation.

NOTE B -- NEW PRONOUNCEMENTS

     In July 2001, the FASB issued SFAS No. 141 (SFAS 141), Business Combinations, and SFAS No. 142 (SFAS 142), Goodwill and Other Intangible Assets.

     SFAS 141 supercedes Accounting Principles Board Opinion No. 16 (APB 16), Business Combinations. The most significant changes made by SFAS 141 are: (1) requiring the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     SFAS 142 supercedes APB 17, Intangible Assets. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) the amortization period of intangible assets with finite lives will no longer be limited to forty years, and (4) intangible assets deemed to have an indefinite life will be tested for impairment at least annually using a two step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as a cumulative effect of a change in accounting principle. Management has not yet determined what effect these impairment tests will have on the Company's consolidated results of operations or financial position.

     The Company will adopt the provisions of SFAS 142 in the quarter ended March 31, 2002. Management is in the process of preparing for the adoption of SFAS 142 and is making the determination as to what the reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. Management expects that the Company will no longer record $150 of annual amortization expense relating to existing goodwill, as currently reflected in the consolidated statement of earnings for the year ended December 31, 2001.

     SFAS No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, requires recognition of the fair value of liabilities associated with the retirement of long-lived assets when a legal obligation to incur such costs arises as a result of the acquisition, construction, development and/or the normal operation of a long-lived asset. Upon recognition of the liability, a corresponding asset is recorded and depreciated over the remaining life of the long-lived asset. The Statement defines a legal obligation as one that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS 143 is not expected to have a material effect on the Company's consolidated results of operations, financial position or cash flows.

     In October 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses issues relating to the implementation of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121), and develops a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company will adopt the provisions of SFAS 144 in the quarter ended March 31, 2002. Management expects SFAS 144 will not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

NOTE C -- RESERVE REQUIREMENTS

     Cash and balances maintained at the Federal Reserve of approximately $1,524 and $1,484 satisfy regulatory reserve requirements at December 31, 2001 and 2000.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

NOTE D -- SECURITIES

     The securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values are as follows at December 31, 2001 and 2000:

                                                           GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED
                                               COST        GAINS        LOSSES     FAIR VALUE
                                             ---------   ----------   ----------   ----------
2001
  AVAILABLE-FOR-SALE SECURITIES:
     Municipal securities..................  $ 26,637       $254        $  235      $ 26,656
     U. S. Agency securities...............    20,777          9           264        20,522
     Mortgage-backed securities............    60,344        365           546        60,163
     Other.................................     2,536         --            --         2,536
                                             --------       ----        ------      --------
                                             $110,294       $628        $1,045      $109,877
                                             ========       ====        ======      ========
  HELD-TO-MATURITY SECURITIES:
     Municipal securities..................  $     --       $ --        $   --      $     --
                                             ========       ====        ======      ========

2000
  AVAILABLE-FOR-SALE SECURITIES:
     Municipal securities..................  $ 20,775       $ 51        $  623     $ 20,203
     U. S. Agency securities...............     9,549         10            59        9,500
     Mortgage-backed securities............    36,067         33           418       35,682
     Other.................................     1,918         --            --        1,918
                                             --------       ----        ------     --------
                                             $ 68,309       $ 94        $1,100     $ 67,303
                                             ========       ====        ======     ========
  HELD-TO-MATURITY SECURITIES:
     Municipal securities..................  $  8,528       $  1        $   95     $  8,434
                                             ========       ====        ======     ========

     Other securities include investments in Federal Home Loan Bank (FHLB) stock of $2,351 and $1,767 at December 31, 2001 and 2000. The FHLB stock is restricted, as it is a required investment under the Bank's borrowing agreement with the FHLB.

     Gross realized gains on sales of available-for-sale securities were $447, $19 and $98 for the years ended December 31, 2001, 2000 and 1999. Gross realized losses on sales of available-for-sale securities were $107, $63 and $13 for the years ended December 31, 2001, 2000 and 1999.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     The following table shows the contractual maturity distribution of the investment portfolio at December 31, 2001. Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                AVAILABLE-FOR-SALE
                                                                    SECURITIES
                                                              -----------------------
                                                              AMORTIZED
                                                                COST       FAIR VALUE
                                                              ---------    ----------
Due in one year or less.....................................  $     --      $     --
Due from one to five years..................................    24,908        24,744
Due from five to ten years..................................    18,748        18,765
Due after ten years.........................................     3,758         3,669
Mortgage-backed and equity securities.......................    62,880        62,699
                                                              --------      --------
                                                              $110,294      $109,877
                                                              ========      ========

     During 2001, the Company transferred held-to-maturity securities to the available-for-sale category as permitted by the transition rules upon adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The securities transferred had a book value of $8,528 and a net unrealized gain at the date of transfer of $149.

     Securities with an aggregate book value of approximately $63,036 and $58,325 at December 31, 2001 and 2000, were pledged as collateral to secure public deposits.

NOTE E -- LOANS

     Major classifications of loans are as follows at December 31:

                                                                2001       2000
                                                              --------   --------
Commercial..................................................  $ 53,401   $ 49,955
Real estate:
  1-4 family residential....................................   114,663     78,404
  Commercial mortgage.......................................    35,886     31,753
  Other.....................................................    23,970     28,642
Consumer....................................................    46,270     47,387
                                                              --------   --------
                                                               274,190    236,141
  Less:
     Unearned discounts.....................................       (62)      (169)
     Allowance for loan losses..............................    (1,754)    (1,590)
                                                              --------   --------
                                                              $272,374   $234,382
                                                              ========   ========

     Impaired loans were approximately $380 and $643 at December 31, 2001 and 2000. The reduction in interest income associated with these impaired loans was insignificant. The valuation allowance established for impaired loans is not significant. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

     Outstanding loans to directors, significant shareholders and executive officers of the Company and to their related business interests aggregated $1,138 and $1,549 at December 31, 2001 and 2000.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     Following is an analysis of activity with respect to these amounts for the years ended December 31:

                                                               2001      2000
                                                              -------   -------
Balance at January 1........................................  $ 1,549   $ 1,854
New loans...................................................    2,387     2,689
Repayments..................................................   (2,798)   (2,994)
                                                              -------   -------
Balance at December 31......................................  $ 1,138   $ 1,549
                                                              =======   =======

     In management's opinion, all such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than a normal risk of collectibility or present other unfavorable features.

NOTE F -- ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                            2001      2000      1999
                                                           -------   -------   ------
Balance at January 1.....................................  $ 1,590   $ 1,737   $1,278
Provision................................................      925       293      188
Charge-offs..............................................   (1,383)   (1,638)    (797)
Recoveries...............................................      622     1,198      576
Increase resulting from bank acquisition.................       --        --      492
                                                           -------   -------   ------
Balance at December 31...................................  $ 1,754   $ 1,590   $1,737
                                                           =======   =======   ======

NOTE G -- PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows at December 31:

                                                       ESTIMATED
                                                     USEFUL LIVES     2001      2000
                                                     -------------   -------   -------
Land...............................................       --         $ 1,857   $ 1,564
Buildings and improvements.........................  10 - 40 years    13,731    11,546
Furniture, fixtures and equipment..................  3 - 10 years      9,825     7,513
                                                                     -------   -------
                                                                      25,413    20,623
Less accumulated depreciation......................                    7,029     5,843
                                                                     -------   -------
                                                                      18,384    14,780
Construction in progress...........................                      498       282
                                                                     -------   -------
                                                                     $18,882   $15,062
                                                                     =======   =======

     Depreciation expense of $1,186, $639 and $665 for the years ended December 31, 2001, 2000 and 1999 has been included in occupancy expense in the accompanying statements of earnings.

     Included in other assets are other real estate and repossessed assets of $38 and $188 at December 31, 2001 and 2000.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

NOTE H -- MORTGAGE SERVICING RIGHTS

     MSR, net of accumulated amortization, are included as other assets in the accompanying consolidated balance sheets.

     The activity in the Company's MSR was as follows for the years ended December 31:

                                                               2001    2000    1999
                                                              ------   -----   ----
Balance at January 1........................................  $  467   $ 192   $ 81
Additions...................................................   1,002     462    142
Amortization................................................    (120)   (187)   (31)
                                                              ------   -----   ----
Balance at December 31......................................  $1,349   $ 467   $192
                                                              ======   =====   ====

     At December 31, 2001, the loan servicing portfolio with capitalized MSR totaled $83,456 compared with $37,041 at December 31, 2000.

NOTE I -- INTEREST-BEARING DEPOSITS

     The types of accounts and their respective balances included in interest-bearing deposits are as follows at December 31, 2001 and 2000:

                                                                2001       2000
                                                              --------   --------
NOW accounts and interest-bearing checking accounts.........  $ 95,545   $ 77,049
Savings.....................................................    18,488     16,897
Money market................................................    35,341     34,451
Certificates of deposit and IRAs............................   154,338    149,207
                                                              --------   --------
                                                              $303,712   $277,604
                                                              ========   ========

     The aggregate amount of certificates of deposit, each with a minimum denomination of $100, was approximately $46,006 and $39,518 at December 31, 2001 and 2000. At December 31, 2001, the scheduled maturities of certificates of deposit and IRAs are as follows:

2002........................................................  $120,040
2003........................................................    29,570
2004........................................................     2,001
2005........................................................     1,728
2006........................................................       999
                                                              --------
                                                              $154,338
                                                              ========

     Deposits of executive officers, significant shareholders and directors were $6,887 and $2,567 (including time deposits of $3,388 and $1,079) at December 31, 2001 and 2000.

NOTE J -- BORROWINGS

     The Company has multiple advances of short and long-term borrowings which have been made in accordance with an "Agreement for Advance" that was entered into in 1998 with the Federal Home Loan Bank. The borrowings have interest rates varying from 2.0% to 5.9% at December 31, 2001. The borrowings are collateralized by security agreements and pledge assignments.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     Aggregate maturities of borrowings for the five years following December 31, 2001 are as follows:

YEAR ENDING
DECEMBER 31,                                                  AMOUNT
------------                                                  -------
2002........................................................  $31,943
2003........................................................    3,641
2004........................................................      296
2005........................................................      314
2006........................................................      333
Thereafter..................................................    2,705
                                                              -------
                                                              $39,232
                                                              =======

     During 2001, the Company entered into a $1,000 revolving credit line with a bank. Any borrowings under the facility bear interest at the Federal Funds rate plus 2.25% and are collateralized by the outstanding common stock of TUNI. The credit facility expires June 15, 2002. There was no balance outstanding at December 31, 2001. The line of credit agreement contains certain covenants, including maintaining certain financial ratios.

NOTE K -- COMPANY OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF
          SUBSIDIARY TRUST

     In September 2000, the Company formed TXUI Statutory Trust I, a trust formed under the laws of the State of Connecticut (the "Trust"). The Trust issued $7.0 million of 10.60% Capital Securities and invested the proceeds thereof in the 10.60% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") issued by the Company. Distributions are due semi-annually. The Junior Subordinated Debentures will mature on September 7, 2030, which date may be shortened to a date not earlier than September 7, 2010, if certain conditions are met (including the Company having received prior approval of the Federal Reserve). The Capital Securities will be subject to mandatory redemption if the Junior Subordinated Debentures are repaid by the Company. The Junior Subordinated Debentures may be prepaid if certain events occur, including a change in the tax status, a change in the Trust's status under the Investment Company Act of 1940 or regulatory capital treatment of the Capital Securities. In each case, redemption will be made at par, plus the accrued and unpaid distributions thereon through the redemption date.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

NOTE L -- INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below at December 31:

                                                               2001     2000
                                                              -------   -----
Deferred tax assets:
  Net operating loss carryforward...........................  $   200   $ 237
  Unrealized loss on available-for-sale securities..........      142     342
  Deferred compensation.....................................      143      91
  Provision for loan losses.................................      177      --
  Accrued expenses not currently deductible.................      102     102
  Other.....................................................       --      39
                                                              -------   -----
                                                                  764     811
Deferred tax liabilities:
  Allowance for loan losses.................................       --    (146)
  Depreciation and amortization differences.................     (749)   (482)
  Accrued mortgage servicing rights income..................     (459)   (134)
  Federal Home Loan Bank stock dividend.....................      (84)    (62)
  Other.....................................................       --     (28)
                                                              -------   -----
                                                               (1,292)   (852)
                                                              -------   -----
     Net deferred liability.................................  $  (528)  $ (41)
                                                              =======   =====

     The reconciliation between the Company's effective income tax rate and the statutory federal income tax rate is as follows at December 31:

                                                              2001     2000      1999
                                                             ------   -------   ------
Statutory federal income tax rate..........................   34.00%    34.00%   34.00%
Tax-exempt interest........................................  (13.41)%  (16.14)% (13.34)%
Tax-exempt earnings on life insurance......................   (1.81)%   (2.09)%  (1.62)%
Other......................................................     .80%    (4.11)%  (2.22)%
                                                             ------   -------   ------
Effective income tax rate..................................   19.58%    11.66%   16.82%
                                                             ======   =======   ======

     The Company has loss carryforwards totaling approximately $591 that may be offset against future taxable income. If not used, the carryforwards will expire in 2006 and 2007.

NOTE M -- COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Commitments to extend credit totaled $36,100 and $35,097 at

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

December 31, 2001 and 2000, which includes $447 and $497 of outstanding standby letters of credit. The Company does not anticipate any material losses as a result of these commitments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and have fixed expiration dates or other termination clauses. Some of the commitments are expected to expire without being drawn upon, so that the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

     Standby letters of credit and financial guarantees are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved and collateral required in issuing letters of credit are essentially the same as those involved in extending loan facilities to customers.

     The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with outside legal counsel, does not believe that the outcome of these actions would have a material impact on the financial statements of the Company.

     The Company leases certain premises and equipment under cancelable and noncancelable lease arrangements. Total rentals charged to operating expenses were $156, $92 and $72 in the years ended December 31, 2001, 2000 and 1999. Future lease commitments under noncancelable leases are $235, $197, $99, $26 and $20 over the next five years.

     The Company has instituted a self-insurance program for employees' major medical coverages. Claims under the self-insurance program are insured for amounts greater than $40 per employee. The aggregate annual self-insurance amount varies based on participant levels and was limited to approximately $1,032 as of December 31, 2001. Claims are accrued as incurred and the total expense under the program was $906, $754 and $517 in 2001, 2000 and 1999.

     During 2001, the Company entered into a definitive agreement to acquire The Bryan-College Station Financial Holding Company and Subsidiaries (the target), a publicly traded savings and loan holding company, for $2,828 in common stock of the Company, plus the assumption of $3,629 in outstanding debentures. The Company plans to merge the banking operations of the target into the banking operations of the Bank. As of and for the year ended September 30, 2001, the most recent date that the target was audited, the target had total assets of $83,571, stockholders' equity of $854, and a net loss of $533. The Company expects to close the transaction, which is subject to approval by the target's stockholders and the applicable regulatory authorities, in the first half of 2002.

NOTE N -- BENEFIT PLANS

  STOCK OPTION PLANS

     The Company has nonqualified common stock option agreements with two executive officers (one of which is also a director). Options granted under the agreements have a ten year term and vest and become exercisable at 20% each year for five years. The exercise price of the options granted under the agreements was the market value at the date of grant. No options were granted, exercised, forfeited, or expired under these agreements during 2001 or 2000.

     During 1998, the Board of Directors adopted the Texas United Bancshares, Inc. 1998 Incentive Stock Option Plan (the 1998 Plan). Under the 1998 Plan, 225,000 shares of common stock are reserved for qualified Incentive Stock Options, of which 20,720 shares are available for future grants at December 31, 2001. Options

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

granted under the 1998 Plan have a maximum term of ten years and become exercisable under the terms of the respective option agreements. The exercise price of the options granted under the 1998 Plan may not be less than the fair market value of the shares on the date the option is granted.

     A summary of the Company's stock option activity, and related information follows:

                                      2001                       2000                       1999
                            ------------------------   ------------------------   ------------------------
                                         WEIGHTED                   WEIGHTED                   WEIGHTED
                                         AVERAGE                    AVERAGE                    AVERAGE
                            OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE
                            -------   --------------   -------   --------------   -------   --------------
Outstanding at beginning
  of year.................  221,035       $ 8.67       215,085       $ 8.46       201,250       $ 8.20
Granted...................   12,500        17.00         5,950        16.17        15,000        12.00
Exercised.................  (16,080)        8.60            --           --        (1,165)        8.60
Forfeited.................   (1,670)        8.60            --           --            --           --
                            -------                    -------                    -------
Outstanding at end of
  year....................  215,785         9.16       221,035         8.67       215,085         8.46
                            =======                    =======                    =======
Exercisable at end of
  year....................  184,068         8.45       135,860         8.26        72,000         7.92
                            =======                    =======                    =======

     The weighted average fair value of the options granted during 2001, 2000 and 1999 was $3.02, $3.75 and $2.54 per share.

     The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2001:

                              OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                  -------------------------------------------   ------------------------
                            WEIGHTED AVERAGE      WEIGHTED                   WEIGHTED
   RANGE OF                  REMAINING LIFE       AVERAGE                    AVERAGE
EXERCISE PRICE    OPTIONS      (IN YEARS)      EXERCISE PRICE   OPTIONS   EXERCISE PRICE
---------------   -------   ----------------   --------------   -------   --------------
$ 5.00 - $ 7.50..  33,750         4.89             $ 5.78        31,500       $ 5.67
$ 8.60 - $12.00.. 163,585         6.67               9.00       150,585         8.93
$16.00 - $17.00..  18,450         9.14              16.73         1,983        16.17
                  -------                                       -------
                  215,785                                       184,068
                  =======                                       =======

     The Company uses the intrinsic value method of accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for options granted with exercise prices of less than the stock's fair market value at the date of grant. Stock-based compensation costs would have reduced net earnings by approximately $57, $70 and $63 in 2001, 2000 and 1999 and $0.02, $0.03 and $0.03 per basic and diluted share in those years if the fair values of the options granted in those years had been recognized as compensation expense over the vesting period of the grant.

     The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                         2001        2000        1999
                                                       ---------   ---------   ---------
Expected life........................................  7.0 years   7.0 years   7.0 years
Interest rate........................................  4.89%       6.48%       6.35%
Volatility...........................................  0.00%       0.00%       0.00%
Dividend yield.......................................  1.88%       1.88%       2.13%

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

  STOCK APPRECIATION RIGHTS AGREEMENTS

     The terms of stock appreciation rights agreements (Agreements) grant certain key employees, directors, and advisors of the Company rights to the appreciation in the fair value (as defined in the Agreements) of a stated number of shares of common stock of the Company. The rights become fully vested and are exercisable under the terms of the respective Agreements. The appreciation is payable in whole shares of Company stock valued at fair market value on the date of exercise or at the sole discretion of the Company, solely in cash or a combination of cash and stock. The Agreements terminate on the earliest of: a) ten years from the date of grant, b) the date the employee terminates employment with the Company, if the Company requests the employee's resignation, c) ninety days after the employee terminates employment with the Company, when termination is the employee's decision, or d) the date one year after the employee's death or disability. The number of rights issued under the Agreements as of December 31, 2001, 2000 and 1999 were 44,715, 35,475 and 25,750. Operations are charged or credited for the aggregate appreciation or depreciation of the rights. During 2001, 2000 and 1999, the Company expensed $82, $44 and $-0- related to the agreements.

  401(k) PROFIT SHARING PLAN

     The Company has a 401(k) Profit Sharing Plan (the Plan) that covers substantially all of its employees. Employees contribute to the Plan through payroll deductions. The Company may match participant contributions at a rate determined annually by the Board of Directors. Additionally, the Company may make a discretionary contribution as determined by the Board of Directors. Total contributions accrued or paid for the period ended December 31, 2001, 2000 and 1999 are approximately $332, $323 and $231.

  DEFERRED COMPENSATION PLANS

     The Company and the Bank have entered into Deferred Compensation Agreements with certain directors and key employees. Under one group of plans, a participant may elect to defer up to 20% of their compensation. Under another group of plans, a participant may elect to defer 100% of their compensation. Under both of these groups of plans, the Company and each of the banks have agreed to accrue interest on the deferral account balance at an annual rate equal to 10%, compounded monthly. Participants become vested in the interest credited to their account at the rate of 10% per plan year, such that at the end of 10 years, the participant is 100% vested.

     Under a third plan, the participant receives permanent life insurance coverage. Under this plan, the Company shall pay the primary benefit in ten equal installments commencing on the first day of the month following the participant's termination of employment.

     All plans have been informally funded by insurance policies that are fully funded. The earnings of the insurance policies exceeded compensation charges by approximately $53, $61 and $36 for the years ended December 31, 2001, 2000 and 1999.

  INCENTIVE COMPENSATION PLANS

     The Bank has adopted incentive compensation plans that cover all officers and employees that were employees for the entire plan year (employee plans) and all directors who have served one full year as of the end of the plan year and who do not serve as employees of the bank (director plans). Under the employee plans, the officers and employees are entitled to an amount equal to 50% of earnings in excess of the pre-tax earnings threshold or the plan limits as established by each plan. The pre-tax earnings threshold is established each year by the Board of Directors and is subject to adjustment for extraordinary occurrences. The remaining earnings in excess of the pre-tax earnings threshold are considered to be allocated to the shareholders. Under the director plans, the eligible directors are entitled to an amount equal to 20% of the amount considered to be

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

allocated to the shareholders. Total compensation accrued was $660, $435 and $472 for the years ended December 31, 2001, 2000 and 1999.

NOTE O -- REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                   TO BE WELL
                                                                                               CAPITALIZED UNDER
                                                                     FOR CAPITAL               PROMPT CORRECTIVE
                                             ACTUAL               ADEQUACY PURPOSES            ACTION PROVISIONS
                                        ----------------   -------------------------------   ----------------------
                                        AMOUNT    RATIO        AMOUNT           RATIO            AMOUNT       RATIO
                                        -------   ------   --------------   --------------   --------------   -----
                                                            GREATER THAN     GREATER THAN     GREATER THAN
                                                            OR EQUAL TO      OR EQUAL TO      OR EQUAL TO
As of December 31, 2001:
  Total Capital (to Risk Weighted
     Assets):
     Texas United Bancshares, Inc.....  $29,426   10.80%      $ 27,244           10.0%               N/A
     The Bank.........................  $27,962   10.20%      $ 21,920            8.0%          $ 27,405      10.0%
  Tier 1 Capital (to Risk Weighted
     Assets):
     Texas United Bancshares, Inc.....  $27,672   10.16%      $ 10,898            4.0%               N/A
     The Bank.........................  $26,208    9.56%      $ 10,960            4.0%          $ 16,440       6.0%
  Tier 1 Capital (to Average Assets):
     Texas United Bancshares, Inc.....  $27,672    6.49%      $ 12,792            3.0%               N/A
     The Bank.........................  $26,208    6.13%      $ 12,825            3.0%          $ 21,374       5.0%

As of December 31, 2000:
  Total Capital (to Risk Weighted
     Assets):
     Texas United Bancshares, Inc.....  $26,518   10.84%      $ 24,511           10.0%               N/A
     The Bank.........................  $24,631   10.31%      $ 19,109            8.0%          $ 23,886      10.0%

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

                                                                                                   TO BE WELL
                                                                                               CAPITALIZED UNDER
                                                                     FOR CAPITAL               PROMPT CORRECTIVE
                                             ACTUAL               ADEQUACY PURPOSES            ACTION PROVISIONS
                                        ----------------   -------------------------------   ----------------------
                                        AMOUNT    RATIO        AMOUNT           RATIO            AMOUNT       RATIO
                                        -------   ------   --------------   --------------   --------------   -----
                                                            GREATER THAN     GREATER THAN     GREATER THAN
                                                            OR EQUAL TO      OR EQUAL TO      OR EQUAL TO
  Tier 1 Capital (to Risk Weighted
     Assets):
     Texas United Bancshares, Inc.....  $24,928   10.19%      $  9,806            4.0%               N/A
     The Bank.........................  $22,951    9.61%      $  9,552            4.0%          $ 14,328       6.0%
  Tier 1 Capital (to Average Assets):
     Texas United Bancshares, Inc.....  $24,928    6.82%      $ 10,971            3.0%               N/A
     The Bank.........................  $22,951    6.31%      $ 10,914            3.0%          $ 18,190       5.0%

NOTE P -- SUPPLEMENTAL STATEMENT OF CASH FLOW INFORMATION

     Cash paid during the years ended December 31 for:

                                                            2001      2000      1999
                                                           -------   -------   ------
  Interest...............................................  $13,002   $10,594   $8,053
  Income taxes...........................................  $   600   $   985   $  885
Noncash operating, investing and financing activities:
  Dividends payable included in other liabilities........  $   266   $   211   $  202
  Common stock issued in connection with business
     acquisition.........................................  $    --   $   200   $   --

NOTE Q -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair values of financial instruments are based on management's estimates and do not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

     The following methods and assumptions were used by the Company in estimating financial instrument fair values:

     - CASH AND CASH EQUIVALENTS, FEDERAL FUNDS PURCHASED/SOLD

          The balance sheet carrying amount approximates fair value.

     - SECURITIES TO BE HELD-TO-MATURITY AND SECURITIES AVAILABLE-FOR-SALE

          Fair values for investment securities are based on quoted market prices or quotations received from securities dealers. If quoted market prices are not available, fair value estimates may be based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

     - LOANS

          Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage and consumer loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and nonperforming loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     that reflect the credit and interest rate risk inherent in the various types of loans. The fair value of nonperforming loans is estimated at the value of the underlying collateral.

     - DEPOSITS

          The fair value of demand deposits, such as noninterest-bearing demand deposits and interest-bearing transaction accounts such as savings, NOW and money market accounts are equal to the amount payable on demand as of December 31, 2001 and 2000 (i.e. their carrying amounts).

          The fair value of demand deposits is defined as the amount payable, and prohibits adjustment for any value derived from the expected retention of such deposits for a period of time. That value, commonly referred to as the core deposit base intangible, is neither included in the following fair value amounts nor recorded as an intangible asset in the balance sheet.

          The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate used represents rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

     - BORROWINGS

          The fair value of borrowings are determined by dividing the borrowings into groups having similar characteristics. The future cash flows of each grouping are then discounted using current period end market rates for similar borrowings.

     - OFF-BALANCE-SHEET INSTRUMENTS

          Estimated fair values for the Company's off-balance-sheet instruments are based on fees, net of related expenses, currently charged to enter into similar agreements, considering the remaining terms of the agreements and the counterparties' credit standing.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31:

                                                    2001                  2000
                                             -------------------   -------------------
                                             CARRYING     FAIR     CARRYING     FAIR
                                              AMOUNT     VALUE      AMOUNT     VALUE
                                             --------   --------   --------   --------
Financial assets:
  Cash and due from banks..................  $ 21,466   $ 21,466   $ 16,134   $ 16,134
  Federal funds sold.......................    11,200     11,200     17,329     17,329
  Securities
     Available-for-sale....................   109,877    109,877     67,303     67,303
     Held-to-maturity......................        --         --      8,528      8,434
  Loans held for sale......................       817        817      3,669      3,669
  Loans, net...............................   272,374    288,184    234,382    229,500

Financial liabilities:
  Deposits
     Noninterest-bearing...................  $ 71,976   $ 71,976   $ 58,704   $ 58,704
     Interest-bearing transaction and money
       market accounts.....................   149,374    149,374    128,397    128,397
     Certificates of deposit...............   154,338    156,466    149,207    150,000
  Federal funds purchased..................       647        647         --         --
  Borrowings...............................    46,232     46,348     16,127     15,800

NOTE R -- EARNINGS PER SHARE

     The following data show the amounts used in computing earnings per share
(EPS) and the weighted average number of shares of dilutive potential common stock at December 31:

                                                              2001     2000     1999
                                                             ------   ------   ------
Net earnings available to common stockholders used in basic
  and diluted EPS..........................................  $3,224   $3,037   $3,174
                                                             ======   ======   ======
Weighted average common shares used in basic EPS (000's)...   2,495    2,435    2,404
Effect of dilutive securities:
  Stock options (000's)....................................     101      107       72
                                                             ------   ------   ------
Weighted average common and potential dilutive common
  shares used in diluted EPS (000's).......................   2,596    2,542    2,476
                                                             ======   ======   ======

     Options to purchase 12,500 and 750 shares of common stock in 2001 and 2000 were not included in the computation of diluted EPS because the option exercise price did not exceed the average market price of the common stock. No such options were excluded in 1999.

NOTE S -- COMPREHENSIVE INCOME

     Comprehensive income includes net earnings plus other comprehensive income. The Company's other comprehensive income consists of unrealized gains or losses on securities.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     Other comprehensive income (loss) and its tax effects are as follows for the year ended December 31:

                                                         BEFORE TAX    TAX     NET OF TAX
                                                           AMOUNT     EFFECT     AMOUNT
                                                         ----------   ------   ----------
2001
Unrealized losses on securities:
  Holding gains arising during period..................    $  249     $ (85)     $  164
  Plus: reclassification adjustment for gains included
     in net earnings...................................       340      (116)        224
                                                           ------     -----      ------
Other comprehensive income.............................    $  589     $(201)     $  388
                                                           ======     =====      ======
2000
Unrealized losses on securities:
  Holding gains arising during period..................    $1,574     $(535)     $1,039
  Less: reclassification adjustment for losses included
     in net earnings...................................       (44)       15         (29)
                                                           ------     -----      ------
Other comprehensive income.............................    $1,530     $(520)     $1,010
                                                           ======     =====      ======

NOTE T -- BUSINESS ACQUISITIONS AND COMBINATIONS

     On September 29, 2000, the Company purchased the stock of Third Coast Wealth Advisors, Inc. (Third Coast), an investment consulting firm. The acquisition has been accounted for as a purchase, therefore Third Coast's results of operations are included in the consolidated financial statements from the date of acquisition. The acquisition resulted in the Company acquiring fixed assets with a fair value of $10. The excess of the cost over the fair value of the assets acquired of $240 is being amortized over twenty-five years using the straight-line method.

     On September 7, 2000, the Bank purchased certain assets and assumed certain liabilities of two branches of Texas Guaranty Bank. The purchase and assumption resulted in the Bank acquiring $447 in cash, $3,696 in loans and $37,877 in deposits. The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess of cost of the fair value of the assets and liabilities acquired of $3,212 is being amortized over a useful life of ten years using the straight-line method.

     On July 23, 1999, the Bank purchased all of the assets and liabilities of First State Bank, Dime Box (Dime Box). The acquisition has been accounted for as a purchase, therefore Dime Box's results of operations are included in the consolidated financial statements from the date of acquisition. The acquisition resulted in the Company acquiring $1,491 in cash, $16,947 in loans, $6,256 in investments, and $22,445 in deposits. The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed, and the excess of the cost over the fair value of the assets acquired of $1,800 is being amortized over twenty-five years using the straight-line method.

     The acquisition of Third Coast did not have a significant effect on the revenues or earnings of the Company. Therefore, management has elected to not disclose the pro forma information related to this acquisition.

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

     The following unaudited pro forma information assumes the acquisition of Dime Box occurred on January 1, 1999 for the year ended December 31, 1999:

Interest income.............................................  $21,027
Net earnings................................................    3,432
Earnings per share (basic)..................................     1.43
Earnings per share (diluted)................................     1.39

     During 1999, the Central Texas Bank of Gonzales was merged with and into Central Texas Bank of Flatonia, with Central Texas Bank being the surviving corporation.

     Effective December 31, 2001, Central Texas Bank was merged with and into State Bank, with State Bank being the surviving corporation.

NOTE U -- PARENT-ONLY FINANCIAL STATEMENTS

                         TEXAS UNITED BANCSHARES, INC.
                                 (PARENT ONLY)

                                 BALANCE SHEETS
                                  DECEMBER 31,

                                                               2001      2000
                                                              -------   -------
                                    ASSETS
Cash and cash equivalents...................................  $   461   $   384
Other assets................................................    2,126     1,998
Investment in subsidiaries..................................   32,818    29,678
                                                              -------   -------
                                                              $35,405   $32,060
                                                              =======   =======
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable...........................................  $   266   $   211
Junior subordinated debentures..............................    7,210     7,210
Other liabilities...........................................      557        35
                                                              -------   -------
     Total liabilities......................................    8,033     7,456
Commitments and contingencies...............................       --        --
Shareholders' equity:
  Preferred stock...........................................       --        --
  Common stock..............................................    2,502     2,486
  Additional paid-in capital................................   14,136    13,901
  Retained earnings.........................................   11,342     9,011
  Accumulated other comprehensive loss......................     (275)     (663)
                                                              -------   -------
                                                               27,705    24,735
  Less common stock in treasury -- at cost..................      333       131
                                                              -------   -------
                                                               27,372    24,604
                                                              -------   -------
                                                              $35,405   $32,060
                                                              =======   =======

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

                         TEXAS UNITED BANCSHARES, INC.
                                 (PARENT ONLY)

                             STATEMENTS OF EARNINGS
                            YEAR ENDED DECEMBER 31,

                                                               2001      2000      1999
                                                              -------   -------   ------
Income......................................................  $    --   $    --   $   --
Costs and expenses
  Salaries and benefits.....................................      494       328      289
  Interest expense..........................................      792       484      117
  General and administrative................................      363       310      258
                                                              -------   -------   ------
          Total expenses....................................   (1,649)   (1,122)    (664)
Other income................................................      319       201      186
                                                              -------   -------   ------
     Loss before income taxes and equity in net earnings of
       subsidiary...........................................   (1,330)     (921)    (478)
  Current income tax benefit................................      423       305      204
                                                              -------   -------   ------
     Loss before equity in net earnings of subsidiaries.....     (907)     (616)    (274)
Equity in net earnings of subsidiaries......................    4,131     3,653    3,448
                                                              -------   -------   ------
          NET EARNINGS......................................  $ 3,224   $ 3,037   $3,174
                                                              =======   =======   ======

                 TEXAS UNITED BANCSHARES, INC. AND SUBSIDIARIES

                (Dollars in thousands, except per share amounts)

                         TEXAS UNITED BANCSHARES, INC.
                                 (PARENT ONLY)

                            STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                               2001      2000      1999
                                                              -------   -------   -------
Cash flows from operating activities:
  Net earnings..............................................  $ 3,224   $ 3,037   $ 3,174
  Adjustments to reconcile net earnings to net cash used in
     operating activities:
     Earnings of subsidiary.................................   (4,131)   (3,653)   (3,448)
     Noncash compensation expense...........................      105        --        --
     Changes in assets and liabilities:
       Increase in other assets.............................     (128)     (414)      (85)
       Increase (decrease) in other liabilities.............      522       (30)      (24)
                                                              -------   -------   -------
          Net cash used by operating activities.............     (408)   (1,060)     (383)

Cash flows from investing activities:
  Net cash used in acquisitions.............................       --      (250)   (3,665)
  Dividend from subsidiaries................................    1,500       300     1,150
  Cash used to fund operations of subsidiary................     (121)       --        --
  Capital contribution to subsidiaries......................       --    (2,260)     (750)
                                                              -------   -------   -------
          Net cash provided (used) by investing
            activities......................................    1,379    (2,210)   (3,265)

Cash flows from financing activities:
  Net proceeds from issuance of common stock upon exercise
     of employee stock options..............................      138        --         8
  Issuance of common stock..................................       --     1,093        --
  Borrowings, net of repayments.............................       --    (4,300)    4,300
  Purchase of treasury stock................................     (417)     (281)     (333)
  Sale of treasury stock....................................      223       471        23
  Payment of dividends......................................     (838)     (763)   (1,648)
  Proceeds from issuance of junior subordinated
     debentures.............................................       --     7,000        --
                                                              -------   -------   -------
          Net cash (used) provided by financing
            activities......................................     (894)    3,220     2,350
                                                              -------   -------   -------
Net increase (decrease) in cash and cash equivalents........       77       (50)   (1,298)
Cash and cash equivalents at beginning of year..............      384       434     1,732
                                                              -------   -------   -------
Cash and cash equivalents at end of year....................  $   461   $   384   $   434
                                                              =======   =======   =======

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
                BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

Consolidated Statements of Financial Condition as of March
  31, 2002 (Unaudited) and September 30, 2001...............  F-40
Consolidated Statements of Operations for the Six Months
  Ended March 31, 2002 and 2001 (Unaudited).................  F-41
Consolidated Statements of Cash Flows for the Six Months
  Ended March 31, 2002 and 2001 (Unaudited).................  F-42
Notes to Unaudited Consolidated Financial Statements........  F-43
Report of Independent Auditors..............................  F-46
Consolidated Statements of Financial Condition as of
  September 30, 2001 and 2000...............................  F-47
Consolidated Statements of Income (Loss) for the Years Ended
  September 30, 2001, 2000 and 1999.........................  F-48
Consolidated Statements of Stockholders' Equity for the
  Years Ended September 30, 2001, 2000 and 1999.............  F-50
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 2001, 2000 and 1999.........................  F-51
Notes to Consolidated Financial Statements..................  F-52

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                          BRYAN/COLLEGE STATION, TEXAS

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                     MARCH 31, 2002 AND SEPTEMBER 30, 2001

                                                                MARCH     SEPTEMBER
                                                                2002         2001
                                                              ---------   ----------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                               SHARE AND PER SHARE
                                                                      DATA)
                                       ASSETS
Cash and due from banks.....................................   $ 2,914     $ 3,017
Interest-bearing deposits in other financial institutions...    11,185       1,102
                                                               -------     -------
     Total cash and cash equivalents........................    14,099       4,119
Securities available-for-sale...............................     3,504       9,536
Securities held-to-maturity, at cost (fair value:
  March -- $353 September -- $415)..........................       387         421
Loans held for sale.........................................     2,355       2,355
Loans receivable, (net of allowance for loan losses:
  March -- $382; September -- $417).........................    57,605      61,857
Federal Home Loan Bank stock................................       465         458
Servicing rights............................................        67         110
Real estate owned (net of allowance for losses: March -- $0;
  September -- $15).........................................       430         677
Repossessed assets and insurance claims (net of allowance
  for losses: March -- $7; September -- $100)...............       333       1,023
Premises and equipment......................................     1,895       2,004
Accrued interest receivable.................................       463         544
Other assets................................................       497         467
                                                               -------     -------
                                                               $82,100     $83,571
                                                               =======     =======

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits..................................................   $75,629     $76,182
  Advance payments by borrowers for insurance and taxes.....       250         709
  Debentures................................................     3,629       3,629
  Accrued supplemental retirement plan benefits.............       532         542
  Accrued interest payable and other liabilities............       660         782
                                                               -------     -------
                                                                80,700      81,844
  Minority interest.........................................       873         873
Stockholders' equity
  Common stock -- par value $.01 per share; authorized
     1,500,000 shares, issued 471,411 shares at March 31,
     2002 and September 30, 2001............................         5           5
  Additional paid-in capital................................     2,117       2,117
  Retained deficit..........................................    (1,605)     (1,278)
  Accumulated other comprehensive income....................        10          10
                                                               -------     -------
                                                                   527         854
                                                               -------     -------
                                                               $82,100     $83,571
                                                               =======     =======

     See accompanying notes to unaudited consolidated financial statements.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                          BRYAN/COLLEGE STATION, TEXAS

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE SIX MONTHS ENDED MARCH 31, 2002 AND 2001

                                                               FOR THE SIX MONTHS
                                                                 ENDED MARCH 31,
                                                              ---------------------
                                                                2002         2001
                                                              --------     --------
                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Interest income
  Loans.....................................................   $2,856       $3,587
  Mortgage-backed securities................................       40          129
  Other.....................................................      214           85
                                                               ------       ------
     Total interest income..................................    3,110        3,801
Interest expense
  Deposits..................................................    1,341        1,753
  Debentures and other borrowings...........................      211          215
                                                               ------       ------
     Total interest expense.................................    1,552        1,968
                                                               ------       ------
Net interest income.........................................    1,558        1,833
Provision for loan losses...................................      125          237
                                                               ------       ------
Net interest income after provision for loan losses.........    1,433        1,596
Noninterest income
  Service charges...........................................      397          369
  Gain on sale of loans and mortgage servicing rights.......       32          102
  Servicing fee income, net of amortization.................        8           (6)
  Other.....................................................        2            5
                                                               ------       ------
     Total noninterest income...............................      439          470
Noninterest expense
  Compensation and benefits.................................      867        1,105
  Occupancy and equipment expense...........................      246          315
  Federal insurance premiums................................       44           31
  Net loss on real estate owned, repossessed assets and
     insurance claims, including provision..................      213          199
  Professional fees.........................................      212          211
  Data processing...........................................      143          159
  Other.....................................................      474          503
                                                               ------       ------
     Total noninterest expense..............................    2,199        2,523
                                                               ------       ------
  Loss before income taxes..................................     (327)        (457)
Income tax benefit..........................................       --         (140)
                                                               ------       ------
Net Loss....................................................   $ (327)      $ (317)
                                                               ======       ======
Comprehensive loss..........................................   $ (327)      $ (317)
                                                               ======       ======
Loss per common share, basic and diluted:
  Loss per common share.....................................   $ (.69)      $ (.67)
                                                               ======       ======

     See accompanying notes to unaudited consolidated financial statements.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                          BRYAN/COLLEGE STATION, TEXAS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED MARCH 31, 2002 AND 2001

                                                               SIX MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2002       2001
                                                              -------   --------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $  (327)  $   (317)
Adjustments to reconcile net loss to net cash from operating activities
  Depreciation..............................................      117        134
  Net change in loans held for sale.........................       --        362
  Net change in servicing rights............................       43        133
  Net (gains) losses on sales of
     Mortgage loans and mortgage servicing rights...........      (32)      (102)
     Real estate owned, repossessed assets and insurance
      claims................................................       27       (101)
  Provision for loan losses.................................      125        237
  Federal Home Loan Bank stock dividend.....................       (7)       (13)
  Change in
     Repossessed assets.....................................      741       (390)
     Accrued interest receivable............................       81         86
     Other assets...........................................      (30)       124
     Accrued supplemental retirement plan, interest payable
      and other liabilities.................................     (130)      (156)
                                                              -------   --------
       Net cash from operating activities...................      608         (3)
CASH FLOWS FROM INVESTING ACTIVITIES
  Net change in loans receivable............................    4,012      6,662
  Investment in mortgage-backed and other securities........     (132)   (10,025)
  Proceeds from sales of securities available for sale......    6,000         --
  Principal payments on mortgage-backed securities..........      198        189
  Investment in office properties and equipment, net........       (8)      (191)
  Proceeds from sale of foreclosed real estate..............      346        303
  Capital expenditures on foreclosed real estate............      (32)       (12)
                                                              -------   --------
       Net cash from investing activities...................   10,384     (3,074)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in deposits.......................     (553)     2,898
  Net decrease in advance payments by borrowers for
     insurance and taxes....................................     (459)      (436)
  Net change in Federal Home Loan Bank advances.............       --     (3,000)
                                                              -------   --------
       Net cash from financing activities...................   (1,012)      (538)
                                                              -------   --------
Change in cash and cash equivalents.........................    9,980     (3,615)
Cash and cash equivalents at beginning of period............    4,119      7,448
                                                              -------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $14,099   $  3,833
                                                              =======   ========

     See accompanying notes to unaudited consolidated financial statements.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all the information and footnotes required for complete financial statements.

     In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial condition of The Bryan-College Station Financial Holding Company (the "Company") and its wholly-owned subsidiary, First Federal Savings Bank, Bryan-College Station, Texas ("First Federal" or the "Bank") as of March 31, 2002 and September 30, 2001, and the results of its operations for the six-month period ended March 31, 2002 and 2001. The annualized results of operations for the six months ended March 31, 2002 are not necessarily indicative of the results expected for the full year ending September 30, 2002.

NOTE 2 -- ALLOWANCE FOR LOAN LOSSES

     The summary of changes in the allowance for loan losses is as follows:

                                                                SIX MONTHS
                                                                   ENDED
                                                                 MARCH 31,
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                              (IN THOUSANDS)
Balance, beginning of period................................  $ 417    $ 415
Provision charged to operations.............................    125      237
Charge-offs.................................................   (212)    (366)
Recoveries..................................................     52       46
                                                              -----    -----
     Balances, end of period................................  $ 382    $ 332
                                                              =====    =====

NOTE 3 -- RESERVE FOR LOSSES ON REPOSSESSED ASSETS

     The Company had a "Second Chance" auto loan program that originated loans to individuals with less than prime credit. This program was discontinued in the quarter ended June 30, 2000. These loans are partially insured by credit-default insurance for losses due to charge-offs and sales of repossessed assets. Repossessed assets are carried at the lower of cost or fair value adjusted for expected credit-default insurance proceeds and estimated costs of repairs. The activity in the reserve for repossessed assets was as follows:

                                                                 SIX MONTHS
                                                              ENDED MARCH 31,
                                                              ----------------
                                                               2002      2001
                                                              -------   ------
                                                               (IN THOUSANDS)
Beginning balance...........................................   $ 100     $ 96
Provision...................................................      66       73
Charge-offs.................................................    (159)      --
                                                               -----     ----
     Ending balance.........................................   $   7     $169
                                                               =====     ====

NOTE 4 -- CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. The Office of Thrift Supervision ("OTS") has applied various restrictions as further explained under Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

     At March 31, actual capital levels of the Bank and minimum required levels were:

                                                             MINIMUM
                                                           REQUIRED FOR         MINIMUM
                                                         CAPITAL ADEQUACY    REQUIRED TO BE
                                            ACTUAL           PURPOSES       WELL CAPITALIZED
                                        --------------   ----------------   ----------------
                                        AMOUNT   RATIO   AMOUNT    RATIO    AMOUNT    RATIO
                                        ------   -----   -------   ------   -------   ------
                                                       (DOLLARS IN THOUSANDS)
2002
Total capital (to risk-weighted
  assets).............................  $5,232   9.84%   $4,252     8.00%   $5,315    10.00%
Tier 1 (core) capital (to
  risk-weighted assets)...............   4,943   9.30     2,126     4.00     3,189     6.00
Tier 1 (core) capital (to adjusted
  total assets........................   4,943   6.03     3,280     4.00     4,100     5.00

2001
Total capital (to risk-weighted
  assets).............................  $5,593   9.37%    4,772     8.00%   $5,966    10.00%
Tier 1 (core) capital (to
  risk-weighted assets)...............   5,259   8.81     2,387     4.00     3,580     6.00
Tier 1 (core) capital (to adjusted
  total assets).......................   5,259   6.26     3,361     4.00     4,201     5.00

NOTE 5 -- LOSS PER COMMON SHARE

     A reconciliation of the numerator and denominator of the loss per common share computation for the six month period ended March 31, 2002 and 2001 is presented below.

                                                                 SIX MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
EPS COMPUTATION
Net (loss)..................................................   $   (327)    $   (317)
                                                               --------     --------
Weighted average shares outstanding.........................    471,411      471,411
                                                               --------     --------
Loss per common share.......................................   $   (.69)    $   (.67)
                                                               ========     ========

     The effect of stock options were not included in the computation of diluted loss per common share because to do so would be anti-dilutive.

NOTE 6 -- SUPERVISORY AGREEMENT, MERGER AND DIVIDEND PAYMENT RESTRICTIONS

     In September of 2000, the Board of Directors received a Supervisory Agreement ("Agreement") from the OTS. The Agreement requires the Bank to (1) take all necessary and appropriate actions to comply with various OTS regulations; (2) make provisions, within 30 days prior to the termination of the interim president and chief executive officer's employment contract, to retain or employ an OTS approved president and chief executive officer; (3) not make any severance payments to its former president except after receipt of a written notice of non-objection from the Regional Director of the OTS. In addition, the Board of Directors shall establish a workable committee structure that provides for all committees to meet on a regular basis; (4) develop a one-year business plan, which will be monitored by the Board of Directors and includes: (a) a target date no later than March 31, 2001 for reaching well capitalized status,
(b) a contingent capital plan, (c) strategies for reducing noninterest expense,
(d) development of profitable lines of business, and (e) strategies for improving branch profitability; (5) discontinue the subprime lending program as well as

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY dispose of repossessed assets in accordance with policy, recognize losses in a timely manner, and review the allowance for loan losses for adequacy at least quarterly; (6) comply with affiliates transaction rules; and (7) comply with various provisions as related to changes in Directors or Executive Officers, Terms of Employment, and Golden Parachute payments.

     The OTS approved the various plans, policies, and procedures developed by the Bank except that, although the Bank submitted the required strategic plan and earnings projections on a timely basis, the Bank, due to the settlement of the supplemental employee retirement plan, did not anticipate being able to achieve a well capitalized status by March 31, 2001. As a part of the original strategic plan, the Company developed various contingency plans in case earnings and capital did not improve by March 31, 2001. These contingency plans included the (1) sale of real estate and/or the sale of Second Chance auto loans, which would result in an after-tax gains, (2) capital raising initiatives, and (3) a strategic alliance.

     On November 5, 2001, Texas United Bancshares, Inc. ("Texas United") and the Company entered into a definitive agreement for Texas United to acquire the Company and merge the respective banking operations. The proposed transaction is subject to regulatory approval and the approval of the Company's stockholders.

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuation of operations in the ordinary course of business and does not reflect any adjustments that might result if the Company is unable to operate as a going concern. The Company is dependent on operating cash and dividends from the Bank in order to pay interest on the debentures and operating expenses. Failure to timely pay the interest on the debentures may result in a default under the indenture governing the debentures, resulting in acceleration of the maturity of the principal balance and a demand for payment from debenture holders that the Company could not currently meet. The Bank is required to apply to the OTS for approval to pay dividends to the Company. As of January 3, 2002, the Bank had received OTS approval to pay dividends of $487,000. Management has projected that these dividends will allow the Company to make all of the necessary interest payments and pay expected operating expenses for the year ending September 30, 2002. However, there is no assurance that the OTS will approve future dividends.

NOTE 7 -- NEW ACCOUNTING PRONOUNCEMENTS

     In 2001, new accounting guidance was issued that requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling- of-interests method of accounting after this time. The new guidance revises the accounting for goodwill and intangible assets. Intangible assets with indefinite lives and goodwill will no longer be amortized, but will periodically be reviewed for impairment and written down if impaired. Additional disclosures about intangible assets and goodwill may be required. Since the Company does not have any intangibles for which the standard applies, the standard will not currently have an impact on the financial statements.

                              [CROWE CHIZEK LOGO]

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
The Bryan-College Station Financial Holding Company

     We have audited the accompanying consolidated statements of financial condition of The Bryan-College Station Financial Holding Company as of September 30, 2001 and 2000 and the related consolidated statements of income (loss), stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bryan-College Station Financial Holding Company as of September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, on October 1, 1999, The Bryan-College Station Financial Holding Company changed its method of accounting for organization costs to comply with new accounting guidance.

                                      /S/ CROWE, CHIZEK AND COMPANY LLP

                                        Crowe, Chizek and Company LLP

Oak Brook, Illinois
November 16, 2001, except for Note 16
  as to which the date is January 3, 2002

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          SEPTEMBER 30, 2001 AND 2000

                                                                2001        2000
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                               SHARE AND PER SHARE
                                                                      DATA)
                                      ASSETS
Cash and due from banks.....................................   $ 3,017     $ 2,781
Interest-bearing deposits in other financial institutions...     1,102       4,667
                                                               -------     -------
     Total cash and cash equivalents........................     4,119       7,448
Securities available-for-sale...............................     9,536           5
Securities held-to-maturity, at cost (fair value:
  2001 -- $415; 2000 -- $502)...............................       421         522
Loans held for sale.........................................     2,355       3,872
Loans receivable, net (net of allowance for loan losses:
  2001 -- $417; 2000 -- $415)...............................    61,857      67,561
Federal Home Loan Bank stock................................       458         436
Servicing rights............................................       110         279
Real estate owned (net of allowance for losses:
  2001 -- $15; 2000 -- $22).................................       677         377
Repossessed assets and insurance claims (net of allowance
  for losses: 2001 -- $100; 2000 -- $96)....................     1,023         889
Premises and equipment......................................     2,004       2,180
Accrued interest receivable.................................       544         647
Other assets................................................       467         710
                                                               -------     -------
                                                               $83,571     $84,926
                                                               =======     =======
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits..................................................   $76,182     $73,686
  Advance payments by borrowers for insurance and taxes.....       709         779
  Advances from Federal Home Loan Bank......................        --       3,000
  Debentures................................................     3,629       3,629
  Accrued supplemental retirement plan benefits.............       542         594
  Accrued interest payable and other liabilities............       782         988
                                                               -------     -------
                                                                81,844      82,676
  Minority interest.........................................       873         873
Stockholders' equity
  Common stock -- par value $.01 per share; authorized
     1,500,000 shares, issued 471,411 shares at September
     30, 2001 and 471,411 shares at September 30, 2000......         5           5
  Additional paid-in capital................................     2,117       2,117
  Retained deficit..........................................    (1,278)       (745)
  Accumulated other comprehensive income....................        10          --
                                                               -------     -------
                                                                   854       1,377
                                                               -------     -------
                                                               $83,571     $84,926
                                                               =======     =======

          See accompanying notes to consolidated financial statements.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                 YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
Interest income
  Loans.....................................................   $6,870      $7,568      $7,334
  Mortgage-backed securities................................      124          34          45
  Mutual fund and other.....................................      374         161         164
                                                               ------      ------      ------
     Total interest income..................................    7,368       7,763       7,543
Interest expense
  Deposits..................................................    3,384       3,234       3,125
  Debentures................................................      423         424         425
  FHLB advances.............................................       17          32           8
                                                               ------      ------      ------
     Total interest expense.................................    3,824       3,690       3,558
                                                               ------      ------      ------
Net interest income.........................................    3,544       4,073       3,985
Provision for loan losses...................................      324         254         104
                                                               ------      ------      ------
Net interest income after provision for loan losses.........    3,220       3,819       3,881
Noninterest income
  Service charges...........................................      756         713         744
  Gain on sale of mortgage loans............................      271         198         167
  Gain on sale of consumer loans............................       --          --         478
  Gain on sale of mortgage servicing rights.................       --          45         142
  Gain on sale of securities................................       19          --          --
  Servicing fee income, net of amortization.................       48          85          66
  Operation of foreclosed real estate.......................      (11)        (15)        (17)
  Other.....................................................        8          36         203
                                                               ------      ------      ------
     Total noninterest income...............................    1,091       1,062       1,783
Noninterest expense
  Compensation and benefits.................................    2,070       2,435       2,406
  Supplemental retirement plan..............................       48         414          89
  Occupancy and equipment expense...........................      610         597         547
  Federal insurance premiums................................       76          44          65
  Net (gain) loss on real estate owned, including
     provision..............................................      (18)         18          26
  Net loss on repossessed assets and insurance claims,
     including provision....................................      469         405         165
  Loan expense..............................................       (6)         16          44
  Office supplies...........................................       74         141         142
  Professional fees.........................................      305         322         313
  Advertising...............................................       24          62          77
  Data processing...........................................      373         298         260
  Telephone.................................................       95         118         121
  Postage...................................................      134         125         106
  Other.....................................................      674         782         859
                                                               ------      ------      ------
     Total noninterest expense..............................    4,928       5,777       5,220
                                                               ------      ------      ------

                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
Income (loss) before income taxes and cumulative effect of a
  change in accounting principle............................   $ (617)     $ (896)     $  444
Income tax (benefit) expense................................      (84)       (258)        199
                                                               ------      ------      ------
Income (loss) before cumulative effect of a change in
  accounting principle......................................     (533)       (638)        245
Cumulative effect of a change in accounting principle.......       --        (100)         --
                                                               ------      ------      ------
Net income (loss)...........................................   $ (533)     $ (738)     $  245
                                                               ======      ======      ======
Earnings (loss) per share -- basic and diluted:
  Earnings (loss) before cumulative effect of a change in
     accounting principle...................................   $(1.13)     $(1.35)     $  .52
  Cumulative effect of a change in accounting principle.....       --        (.21)         --
                                                               ------      ------      ------
Earnings (loss) per share, basic and diluted................   $(1.13)     $(1.56)     $  .52
                                                               ======      ======      ======

          See accompanying notes to consolidated financial statements.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                               ACCUMULATED
                                                     ADDITIONAL   RETAINED        OTHER
                                            COMMON    PAID-IN     EARNINGS    COMPREHENSIVE
                                            STOCK     CAPITAL     (DEFICIT)      INCOME       TOTAL
                                            ------   ----------   ---------   -------------   ------
                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at October 1, 1998................   $ 4       $1,849      $    17         $--        $1,870
Issuance of 10% stock dividend............    --          211         (211)         --            --
Net income................................    --           --          245          --           245
                                             ---       ------      -------         ---        ------
Balance at September 30, 1999.............     4        2,060           51          --         2,115
Issuance of 10% stock dividend............     1           57          (58)         --            --
Net loss..................................    --           --         (738)         --          (738)
                                             ---       ------      -------         ---        ------
Balance at September 30, 2000.............     5        2,117         (745)         --         1,377
Comprehensive loss
  Net loss................................    --           --         (533)         --          (533)
  Change in unrealized gains on securities
     available-for-sale, net of
     reclassifications and tax effects....    --           --           --          10            10
                                                                                              ------
     Total comprehensive loss.............                                                      (523)
                                             ---       ------      -------         ---        ------
Balance at September 30, 2001.............   $ 5       $2,117      $(1,278)        $10        $  854
                                             ===       ======      =======         ===        ======

          See accompanying notes to consolidated financial statements.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                2001       2000       1999
                                                              --------    -------    -------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $   (533)   $  (738)   $   245
Adjustments to reconcile net income (loss) to net cash from
  operating activities
  Depreciation..............................................       281        293        324
  Amortization of premiums and discounts on mortgage-backed
    securities, net.........................................         8          3          5
  Amortization of debt issue costs..........................       100        100        100
  Cumulative effect of a change in accounting principle.....        --        100         --
  Net change in loans held for sale.........................     1,517     (1,210)    (1,491)
  Origination of loan servicing rights......................        --         --       (642)
  Amortization of loan servicing rights.....................       169        266         97
  Change in net deferred loan origination fees..............        (2)        27         52
  Change in deferred income taxes...........................       (34)      (330)       (23)
  Net (gains) losses on sales of
    Foreclosed real estate..................................       (18)        18          1
    Repossessed assets......................................       (39)       355        165
    Mortgage loans..........................................      (271)      (198)      (167)
    Mortgage servicing rights...............................        --        (45)      (142)
    Consumer loans..........................................        --         --       (478)
    Securities available-for-sale...........................       (19)        --         --
  Provision for loan losses and foreclosed real estate......       324        276        129
  Federal Home Loan Bank stock and mutual fund dividends....      (263)       (32)       (22)
  Change in
    Repossessed assets......................................       (95)        67       (353)
    Accrued interest receivable.............................       103        (34)        (5)
    Other assets............................................       143        (11)      (286)
    Accrued interest payable and other liabilities..........        73        306        172
                                                              --------    -------    -------
      Net cash from operating activities....................     1,444       (787)    (2,319)
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans receivable..............................     4,574          3      3,291
Purchase of securities available-for-sale...................   (14,134)        --         --
Principal payments on mortgage-backed securities............       433        167        257
Proceeds from sales of securities available-for-sale........     4,538         --         --
Proceeds from sale of mortgage servicing rights.............        --         45        142
Capital expenditures on premises and equipment, net.........      (105)      (374)      (787)
Capital expenditures on foreclosed real estate..............       (13)       (47)       (77)
Proceeds from sale of foreclosed real estate................       508        329         30
                                                              --------    -------    -------
      Net cash from investing activities....................    (4,199)       123      2,856
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits......................................  $  2,496    $   446    $  (314)
Net change in advance payments by borrowers for insurance
  and taxes.................................................       (70)       (39)       (45)
Net change in Federal Home Loan Bank Advances...............    (3,000)     3,000       (800)
                                                              --------    -------    -------
      Net cash from financing activities....................      (574)     3,407     (1,159)
                                                              --------    -------    -------
Change in cash and cash equivalents.........................    (3,329)     2,743       (622)
Cash and cash equivalents at beginning of year..............     7,448      4,705      5,327
                                                              --------    -------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  4,119    $ 7,448    $ 4,705
                                                              ========    =======    =======
Supplemental disclosures of cash flow information
  Cash paid (received) during the year for
    Interest................................................  $  3,836    $ 3,625    $ 3,550
    Income taxes............................................      (163)       147        254
Supplemental disclosure of noncash investing activities
  Net transfer between loans and foreclosed real estate.....       806        129        245

          See accompanying notes to consolidated financial statements.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 2001, 2000, AND 1999
                          (TABLE AMOUNTS IN THOUSANDS)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: The accompanying consolidated financial statements for the year ended September 30, 2001 include the accounts of The Bryan-College Station Financial Holding Company ("the Company") and its wholly owned subsidiaries, First Federal Savings Bank ("the Bank") and Best of Texas, Inc. ("the Dealership"). On April 1, 1998, the Company was capitalized through the issuance of 200,000 shares of common stock at $10 per share. The Bank concurrently became a wholly owned subsidiary of the Company in a stock-for-stock exchange with bank stockholders. Stock of dissenting stockholders and fractional shares were purchased by the Company for $24.07 per share. Since the transaction was an internal reorganization, the historical cost basis of accounting is continued for the Bank. On August 30, 1999, the Dealership was capitalized through the issuance of 500 shares of common stock to the holding company at $.01 per share.

     The consolidated financial statements include the accounts and results of operations of the Company, the Bank, the Dealership, and the Bank's wholly owned subsidiary, First Service Corporation of Bryan.

     Nature of Operations: The only business of the Company is the ownership of the Bank and the Dealership. The Bank is a federally chartered stock savings bank and a member of the Federal Home Loan Bank ("FHLB") system which maintains insurance on deposit accounts with the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation. The Bank makes residential, commercial real estate, and consumer loans primarily in Brazos County, Texas. Substantially all loans are secured by specific items of collateral, including real estate, residences, and consumer assets. The Dealership had limited activity during the fiscal years ended September 30, 2001 and 2000.

     Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The collectibility of loans, value of repossessed assets and insurance claims, fair value of financial instruments, and status of contingencies are particularly subject to change.

     Securities: Securities are classified as held-to-maturity when management has the intent and the Company has the ability to hold those securities to maturity. All other securities are classified as available-for-sale since the Company may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at fair value with unrealized gains and losses, net of income taxes reported in accumulated other comprehensive income. Premiums and discounts are recognized in interest income using methods that approximate the level-yield method. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

     Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and deferred loan origination fees and discounts.

     Allowance for Loan Losses: Because some loans may not be repaid in full, the Company has established an allowance for loan losses. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover probable incurred losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates that are subject to change over time. While management may periodically allocate

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

     The Company measures impaired loans based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to be increased, such increase is reported as a provision for loan losses.

     Smaller balance homogeneous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and consumer loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans that must be evaluated for impairment. In general, loans classified as "doubtful" or "loss" are considered impaired while loans classified as "substandard" are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors that identify a credit for consideration for measurement of impairment or nonaccrual are similar, the measurement considerations differ. A loan is impaired when the economic value estimated to be received is less than the value implied in the original credit agreement. A loan is placed in nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection. Although impaired loan and nonaccrual loan balances are measured differently, impaired loan disclosures do not differ significantly from nonaccrual and renegotiated loan disclosures.

     Recognition of Income on Loans: Interest on loans is accrued over the term of the loans based on the principal balance outstanding. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued.

     Loan Fees and Costs: The Company defers loan origination fees, net of certain direct loan origination costs. The net amount deferred is netted against loans in the balance sheet and is recognized in interest income as a yield adjustment over the contractual term of the loan, adjusted for prepayments.

     Loan Sales: The Company sells a portion of its mortgage loan production in the secondary market with servicing released. The Company obtains sales commitments on these loans immediately prior to making the origination commitment. The Company also sells a portion of its consumer indirect loans with servicing retained on these loans. Loans classified as held for sale are carried at the lower of cost or market value in the aggregate. Net unrealized losses are recognized by charges to income.

     Servicing Rights: The Company originates mortgage and consumer loans for sale to the secondary market. When servicing on sold loans is retained, the Company capitalizes the cost of servicing rights.

     The consumer loans are sold at a rate less than the original coupon rate. The servicing asset is recorded at the present value of the remaining payment stream to the Company with assumptions such as estimated life, delinquencies, and other risks factored into the discount rate. The capitalized cost of loan servicing rights is amortized in proportion to and over the period of estimated net future revenue.

     Premises and Equipment: The Company's premises and equipment are stated at cost less accumulated depreciation. The Company's premises and related furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to expense, and improvements are capitalized.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

     Repossessed Assets and Insurance Claims: Automobiles acquired through repossession are carried at the lower of cost or fair value (including estimated insurance reimbursements) less estimated costs to sell. Credit-default insurance claims are carried at the amount for which the claim was filed. Losses on disposition, including expenses incurred in connection with the disposition, and uncollected insurance claims, are charged to operations. Valuation allowances are recognized when the fair value (including estimated insurance reimbursements) less estimated costs to sell the repossessed asset or the insurance claim receivable is determined to be less than carrying value of the asset. Changes in the valuation allowance are charged or credited to income.

     Real Estate Owned: Real estate owned acquired through foreclosure and similar proceedings is carried at the lower of cost or fair value less estimated costs to sell. Losses on disposition, including expenses incurred in connection with the disposition, are charged to operations. Valuation allowances are recognized when the fair less estimated selling expenses is determined to be less than cost of the asset. Changes in the valuation allowance are charged or credited to income.

     Organization Costs: During 1999, a new accounting pronouncement was effective that required the Company to charge the September 30, 1999 unamortized balance of $100,000 to expense in the first quarter of the 2000 fiscal year. The additional amortization was disclosed in the consolidated statements of income
(loss) as a cumulative effect of a change in accounting principle.

     Statement of Cash Flows: Cash and cash equivalents are defined to include the Company's cash on hand, demand balances, interest-bearing deposits with financial institutions, and investments in certificates of deposit with original maturities of less than three months.

     Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

     Comprehensive Income (Loss): Comprehensive loss includes both net loss and other comprehensive income (loss) elements, including the change in unrealized gains and losses on securities available-for-sale, net of tax.

     Earnings Per Common Share: Amounts reported as earnings per common share for each of the three years ended September 30, 2001 reflect earnings available to common stockholders for the year divided by the weighted average number of common shares outstanding during the year. Weighted average common shares were 471,411, 471,411, and 471,411 for the years ended September 30, 2001, 2000, and
1999 adjusted for 10% stock dividends in 2000 and 1999. The warrants attached to the 3,629 units issued by the Company on April 1, 1998 have an exercise price of $12.50 per share and the stock options granted on May 25, 1999 have an exercise price of $8.00 per share. The warrants and stock options are not included in diluted earnings per share since the exercise price exceeds the market price of the stock.

     In future years, outstanding stock options and warrants may be exercised, which would increase the weighted average common shares outstanding and, thereby, dilute earnings per share. In addition, if the average common stock price were to exceed the exercise price of outstanding options and warrants in a future year, the assumed exercise of the options and warrants would have a dilutive effect on earnings per share for that future year. However, previously reported earnings per share and diluted earnings per share would not be restated.

     Reclassifications: Certain items in the financial statements as of and for the years ended September 30, 2000 and 1999 have been reclassified, with no effect on net income, to conform to the current year presentation.

     New Accounting Pronouncements: In 2001, new accounting guidance was issued that requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY use of the pooling-of-interests method of accounting after this time. The new guidance revises the accounting for goodwill and intangible assets. Intangible assets with indefinite lives and goodwill will no longer be amortized, but will periodically be reviewed for impairment and written down if impaired. Additional disclosures about intangible assets and goodwill may be required. Since the Company does not have any intangibles for which the standard applies, the standard will not currently have an impact on the financial statements.

NOTE 2 -- SECURITIES

     The amortized cost and fair values of securities at September 30 are as follows:

                                                                   2001
                                               --------------------------------------------
                                                             GROSS        GROSS
                                               AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                 COST        GAINS        LOSSES     VALUE
                                               ---------   ----------   ----------   ------
Available-for-sale
  GNMA certificates..........................   $1,273        $--          $(8)      $1,265
  Mutual fund................................    8,243         23           --        8,266
  Equity stock...............................        5         --           --            5
                                                ------        ---          ---       ------
                                                $9,521        $23          $(8)      $9,536
                                                ======        ===          ===       ======
Held-to-maturity
  FHLMC certificates.........................   $  296        $--          $(6)      $  290
  FNMA certificates..........................      125          1           (1)         125
                                                ------        ---          ---       ------
                                                $  421        $ 1          $(7)      $  415
                                                ======        ===          ===       ======

                                                                    2000
                                                 -------------------------------------------
                                                               GROSS        GROSS
                                                 AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                   COST        GAINS        LOSSES     VALUE
                                                 ---------   ----------   ----------   -----
Available-for-sale
  Equity stock.................................    $  5         $--          $ --      $  5
                                                   ====         ===          ====      ====
Held-to-maturity
  FHLMC certificates...........................    $373         $--          $(17)     $356
  FNMA certificates............................     149          --            (3)      146
                                                   ----         ---          ----      ----
                                                   $522         $--          $(20)     $502
                                                   ====         ===          ====      ====

     Mortgage-backed securities have varying maturities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Proceeds from the sale of securities available-for-sale in 2001, 2000, and 1999 and gross realized gains and losses are as follows:

                                                               2001    2000   1999
                                                              ------   ----   ----
Proceeds from sales.........................................  $4,538   $--    $--
Gross realized gains........................................      19    --     --
Gross realized losses.......................................      --    --     --

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

NOTE 3 -- LOANS

     Loans receivable at September 30 are summarized as follows:

                                                               2001      2000
                                                              -------   -------
First mortgage loans
  Principal balances
     Secured by one-to-four-family residences...............  $31,806   $33,319
     Secured by other properties............................    6,094     5,096
     Construction...........................................    9,284     6,926
                                                              -------   -------
                                                               47,184    45,341
  Less
     Undisbursed portion of construction loans..............   (2,950)   (2,486)
     Net deferred loan origination fees.....................     (113)     (149)
     Deferred gain..........................................       --       (27)
                                                              -------   -------
       Total first mortgage loans...........................   44,121    42,679
Consumer and other loans
  Principal balances
     Automobile.............................................   11,947    17,167
     Home equity and second mortgage........................       --         8
     Loans secured by deposit accounts......................      601       872
     Commercial.............................................    4,898     5,728
     Other consumer.........................................      583     1,267
                                                              -------   -------
                                                               18,029    25,042
     Net deferred loan origination costs....................        4        40
     Net premiums on indirect loans.........................      120       215
                                                              -------   -------
       Total consumer and other loans.......................   18,153    25,297
Less allowance for loan losses..............................     (417)     (415)
                                                              -------   -------
                                                              $61,857   $67,561
                                                              =======   =======

     A summary of the activity in the allowance for loan losses follows:

                                                              2001    2000    1999
                                                              -----   -----   ----
Balance at beginning of year................................  $ 415   $ 326   $307
Provision charged to operations.............................    324     254    104
Charge-offs.................................................   (367)   (183)   (92)
Recoveries..................................................     45      18      7
                                                              -----   -----   ----
     Balance at end of year.................................  $ 417   $ 415   $326
                                                              =====   =====   ====

     There were no impaired loans during the three years ended September 30, 2001. Nonaccrual loans totaled approximately $98,000, $0, and $32,000 at September 30, 2001, 2000, and 1999, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended September 30 are not material.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

     The largest portion of the Company's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At September 30, 2001, approximately 51% of the Company's loans were secured by owner-occupied, one-to-four-family residential property. The Company requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less. The Company also has originated a significant amount of automobile loans, which totaled approximately 19% of the Company's loans at September 30, 2001. Approximately 66% of the automobile loans are those originated under the Company's Second Chance Loan program which was discontinued in June 2000. These loans were made to individuals with a less than perfect credit history, which results in a higher interest rate to the Company. These loans are insured for credit default as a means of reducing the risk of loss to the Company.

     The Company has granted loans to certain officers and directors of the Bank and Company. Related-party loans are made on substantially the same terms as comparable transactions with unrelated persons.

     Activity in the loan accounts of executive officers, directors, and principal stockholders is as follows:

                                                               2001     2000
                                                              ------   ------
Balance at beginning of year................................  $1,016   $  728
Loans disbursed.............................................     190      411
Principal repayments........................................    (202)    (123)
                                                              ------   ------
     Balance at end of year.................................  $1,004   $1,016
                                                              ======   ======

NOTE 4 -- RESERVE FOR LOSSES ON REPOSSESSED ASSETS AND INSURANCE CLAIMS

     The Company's "Second Chance" loan program to originate loans to individuals with less than prime credit was discontinued during June 2000. These loans are insured by credit-default insurance. Repossessed assets are carried at the lower of cost or fair value adjusted for expected credit-default insurance proceeds and hazard insurance proceeds. The credit-default insurance claims are carried at the filed claim amount. The activity in the reserve for repossessed assets and insurance claims is as follows for the years ended September 30:

                                                              2001    2000   1999
                                                              -----   ----   -----
Beginning balance...........................................  $  96   $ 21   $  60
Provision...................................................    225    147     140
Charge-offs.................................................   (221)   (72)   (179)
                                                              -----   ----   -----
Ending balance..............................................  $ 100   $ 96   $  21
                                                              =====   ====   =====

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

NOTE 5 -- SECONDARY MARKET OPERATIONS

     The following summarizes the Company's secondary market activities:

                                                           2001      2000      1999
                                                          -------   -------   -------
Mortgage
  Proceeds from sale of mortgage loans..................  $14,762   $12,361   $16,980
                                                          =======   =======   =======
  Gain on sale of mortgage loans........................  $   271   $   198   $   167
  Gain on sale of mortgage servicing rights.............       --        45       142
                                                          -------   -------   -------
                                                          $   271   $   243   $   309
                                                          =======   =======   =======
  Loans serviced for others.............................  $ 2,099   $ 1,741   $ 1,819
                                                          =======   =======   =======
Consumer
  Proceeds from sale of consumer loans..................  $    --   $    --   $ 5,693
                                                          =======   =======   =======
  Gain on sale of consumer loans........................  $    --   $    --   $   478
                                                          =======   =======   =======
  Loans serviced for others.............................  $ 1,426   $ 3,067   $ 4,959
                                                          =======   =======   =======

     Following is an analysis of the change in servicing rights for the years ended September 30, 2001 and 2000:

                                                              2001    2000
                                                              -----   -----
Beginning balance...........................................  $ 279   $ 545
Amortization................................................   (169)   (266)
                                                              -----   -----
Ending balance..............................................  $ 110   $ 279
                                                              =====   =====

NOTE 6 -- PREMISES AND EQUIPMENT

     A summary of premises and equipment at September 30 is as follows:

                                                               2001      2000
                                                              -------   -------
Land........................................................  $   425   $   423
Buildings and improvements..................................    1,972     1,825
Furniture and equipment.....................................    1,863     1,932
Construction in process.....................................       --        15
                                                              -------   -------
     Total cost.............................................    4,260     4,195
Accumulated depreciation....................................   (2,256)   (2,015)
                                                              -------   -------
                                                              $ 2,004   $ 2,180
                                                              =======   =======

NOTE 7 -- DEPOSITS

     Certificate of deposit accounts with a minimum denomination of $100,000 or more totaled $10,659,000 and $9,307,000 at September 30, 2001 and 2000,
respectively.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

     At September 30, 2001, scheduled maturities of certificates of deposit are as follows:

YEAR ENDING
-----------
2002........................................................  $38,835
2003........................................................    7,042
2004........................................................    1,031
2005........................................................    2,506
2006 and thereafter.........................................      530
                                                              -------
                                                              $49,944
                                                              =======

NOTE 8 -- ADVANCES FROM FEDERAL HOME LOAN BANK AND DEBENTURES

     There were no outstanding advances as of September 30, 2001. At September 30, 2000, secured advances from the Federal Home Loan Bank were as follows:

INTEREST RATE                                                  MATURITY DATE    BALANCE
-------------                                                 ---------------   -------
  6.63%.....................................................  October 6, 2000   $3,000
                                                                                ======

     The maximum amount of credit available, secured by a blanket lien on first mortgages, is the lesser of 75% of qualifying collateral or 35% of total assets of the Bank. At September 30, 2001, the Bank had the ability, if needed, to borrow up to approximately $23,300,000 from the Federal Home Loan Bank of Dallas.

     The Bank maintains a collateral pledge agreement covering secured advances whereby the Bank has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, first mortgage loans on residential property (not more than 90 days delinquent), aggregating no less than 133% of the outstanding secured advances from the Federal Home Loan Bank of Dallas.

     Debentures consist of 3,629 units, each unit consisting of a $1,000 debenture and nine detachable warrants exercisable at an exercise price of $12.50 per share. At September 30, 2001 and 2000, debentures total $3,629,000, bear an interest rate of 11.5%, and mature on March 31, 2003. The Company's debentures require quarterly interest payments of approximately $105,000. See
Note 16 for additional discussion.

NOTE 9 -- BENEFIT PLANS

     During 1999, the Company's Board of Directors adopted a stock option and incentive plan (the Plan) under the terms of which 40,000 shares of common stock were reserved for issuance. The options become exercisable immediately upon date of grant and expiration terms will be no greater than ten years for incentive stock options and no greater than fifteen years for non-qualified stock options.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

     A summary of the status of the Company's stock option plan and changes during the year are presented below:

                                                                                    WEIGHTED-
                                                                                     AVERAGE
                                                                                    EXERCISE
                                          2001 SHARES   2000 SHARES   1999 SHARES     PRICE
                                          -----------   -----------   -----------   ---------
Outstanding at beginning of year........      27,250        27,250            --      $  --
Granted.................................          --            --        27,250       8.00
Exercised...............................          --            --            --         --
Forfeited...............................          --            --            --         --
                                           ---------    ----------    ----------      -----
     Outstanding at end of year.........      27,250        27,250        27,250      $8.00
                                           =========    ==========    ==========      =====
Options exercisable at end of year......      27,250        27,250        27,250
Weighted-average fair value of options
  granted during year...................         $--           $--          $.97
Average remaining option term...........   9.9 years    10.9 years    11.9 years

     The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period, which resulted in full amortization during the fiscal year ended September 30, 1999 as a result of the options immediate vesting per the plan.

Net income as reported......................................  $245
Pro forma net income........................................   225
Earnings per share as reported
  Basic and diluted.........................................   .52
Pro forma earnings per share
  Basic and diluted.........................................   .48

     The Black-Scholes option pricing valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The expected stock volatility has been considered not applicable because, since the formation of the Company, there has been limited stock transactions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY measure of the fair value of its stock options. The fair value of options granted is estimated using the following information:

                                                          INCENTIVE     NONQUALIFIED
                                                            STOCK          STOCK
                                                           OPTIONS        OPTIONS
                                                         ------------   ------------
Date of grant..........................................  May 25, 1999   May 25, 1999
Options granted........................................        15,250         12,000
Estimated fair value stock of options granted:.........          $.48          $1.60
Assumptions used:
Risk-free interest rate................................          5.61%          5.61%
  Expected option life.................................      10 years       15 years
  Expected stock price volatility......................           N/A            N/A
  Expected dividend yield..............................           N/A            N/A

     In 1999, the Company curtailed and initiated termination of its defined benefit pension plan, which covered substantially all employees. A curtailment loss of approximately $172,000 was recognized in 1999. During the year ended September 30, 2000, the Company received approval from the Pension Benefit Guaranty Corporation to terminate this plan and distribute the assets. The Company terminated this plan and settled all of its obligations. There was no additional settlement gain or loss recognized.

     An employee 401(k) profit sharing plan was approved by the Board of Directors effective January 1, 1999. The plan covers employees having completed three months of service and who are at least 21 years of age. Discretionary and matching contributions to the profit sharing plan are determined and approved annually by the Company's Board of Directors. There was a contribution of $9,000 for the year ended September 30, 2001. There was no contribution for the years ended September 30, 2000 and 1999.

     The Bank entered into an employment, consulting, and supplemental retirement agreement on July 1, 1997 with the President and Chief Executive Officer of the Bank. The employment and consulting portions of the agreement have a combined term of five years from the commencement date of July 1, 1997. The consulting portion commences upon completion of the three-year employment period and calls for annual consulting fees equal to $58,200 payable in equal monthly installments. The supplemental retirement agreement commences on the later of the retirement date or July 1, 2002 and is based on services commencing on July 1, 1997.

     During the year ended September 30, 2000, the President and Chief Executive Officer of the Bank resigned. In connection with his resignation, the Company reached a settlement of the above agreement which required a one-time payment of $95,000 and lifetime monthly payments of $5,900. The liability for the one-time payment was recorded as of September 30, 2000. In addition, since all monthly amounts due under this plan are fully vested, an additional liability of approximately $414,000 was recorded as of September 30, 2000. The liability for the monthly payments was recorded based on actuarial assumptions.

NOTE 10 -- REGULATORY AND CAPITAL MATTERS

  SUPERVISORY AGREEMENT

     In September of 2000, the Board of Directors received a Supervisory Agreement ("Agreement") from the OTS. The Agreement requires the Bank to (1) take all necessary and appropriate actions to comply with various OTS regulations; (2) make provisions, within 30 days prior to the termination of the interim president and chief executive officer's employment contract, to retain or employ an OTS approved president and chief executive officer; (3) not make any severance payments to its former president except after receipt of a written notice of non-objection from the Regional Director of the OTS. In addition, the Board of Directors shall

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY establish a workable committee structure that provides for all committees to meet on a regular basis; (4) develop a one-year business plan, which will be monitored by the Board of Directors and includes: (a) a target date no later than March 31, 2001 for reaching well capitalized status, (b) a contingent capital plan, (c) strategies for reducing noninterest expense, (d) development of profitable lines of business, and (e) strategies for improving branch profitability; (5) discontinue the subprime lending program as well as dispose of repossessed assets in accordance with policy, recognize losses in a timely manner, and review the allowance for loan losses for adequacy at least quarterly; (6) comply with affiliates transaction rules; and (7) comply with various provisions as related to changes in Directors or Executive Officers, Terms of Employment, and Golden Parachute payments.

     The various plans, policies, and procedures developed by the Bank were approved by the OTS except that, although the Bank submitted the required strategic plan and earnings projections on a timely basis, the Bank, due to the settlement of the supplemental employee retirement plan, did not anticipate being able to achieve a well capitalized status by March 31, 2001. As a part of the original strategic plan, the Company developed various contingency plans in case earnings and capital did not improve by March 31, 2001. These contingency plans could include the (1) sale of real estate and/or the sale of Second Chance auto loans, which would result in after-tax gains, (2) capital raising initiatives, and (3) a strategic alliance. See Note 16 for additional discussion.

  CAPITAL MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital as defined in the regulations to risk-weighted assets as defined and of Tier I capital to average assets as defined. As of September 30, 2001, the most recent notification from the OTS categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. At September 30, 2001 and 2000, the Bank did not meet the minimum requirement to be well capitalized but was considered adequately capitalized under prompt corrective action regulations.

     At year end, actual capital levels of the Bank and minimum required levels were:

                                                                             MINIMUM REQUIRED
                                                                                TO BE WELL
                                                        MINIMUM REQUIRED    CAPITALIZED UNDER
                                                           FOR CAPITAL      PROMPT CORRECTIVE
                                           ACTUAL       ADEQUACY PURPOSES   ACTION REGULATIONS
                                       --------------   -----------------   ------------------
                                       AMOUNT   RATIO   AMOUNT     RATIO     AMOUNT     RATIO
                                       ------   -----   -------    ------   --------   -------
2001
Total capital (to risk-weighted
  assets)............................  $5,371   9.08%   $4,732      8.00%    $5,915     10.00%
Tier 1 (core) capital (to
  risk-weighted assets)..............   5,009   8.47     2,366      4.00      3,549      6.00
Tier 1 (core) capital (to adjusted
  total assets)......................   5,009   6.01     3,331      4.00      4,164      5.00

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                                                                             MINIMUM REQUIRED
                                                                                TO BE WELL
                                                        MINIMUM REQUIRED    CAPITALIZED UNDER
                                                           FOR CAPITAL      PROMPT CORRECTIVE
                                           ACTUAL       ADEQUACY PURPOSES   ACTION REGULATIONS
                                       --------------   -----------------   ------------------
                                       AMOUNT   RATIO   AMOUNT     RATIO     AMOUNT     RATIO
                                       ------   -----   -------    ------   --------   -------

2000
Total capital (to risk-weighted
  assets)............................  $5,973   8.99%   $5,316      8.00%    $6,645     10.00%
Tier 1 (core) capital (to
  risk-weighted assets)..............   5,589   8.41     2,658      4.00      3,987      6.00
Tier 1 (core) capital (to adjusted
  total assets)......................   5,589   6.59     3,392      4.00      4,241      5.00

     Accordingly, management considers the capital requirements to have been met. OTS regulations also include restrictions on loans to one borrower; certain types of investments and loans; loans to officers, directors, and principal stockholders; brokered deposits; and transactions with affiliates.

     Federal regulations require the Bank to comply with a Qualified Thrift Lender (QTL) test, which requires that 65% of assets be maintained in housing-related finance and other specified assets. The QTL ratio at September 30, 2001 was 80.24%. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends or the institution must convert to a commercial bank charter. Management considers the QTL test to have been met.

     The Bank may make a capital distribution without the approval of the OTS provided it notifies the OTS 30 days before it declares the capital distribution and meets the following requirements: (i) has a regulatory rating in one of the two top examination categories, (ii) is not of supervisory concern, and will remain adequately- or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution, and (iii) the distribution does not exceed the institution's net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid). Because the Bank does not meet the above stated requirements, it must obtain the prior approval of the OTS before declaring any proposed dividends.

     Delaware law generally limits dividends of the Company to an amount equal to the excess of its net assets over its paid-in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year. In addition, the Company is prohibited from paying dividends on junior securities such as the Company's common stock unless all interest payments with respect to the debentures have been made.

     Bank Series A preferred stock has a $.01 par value, is nonvoting, and entitles the holder to a $10 per share liquidation preference. The stock bears non-cumulative quarterly dividends at an annual rate of 10%. At the Bank's option, the stock can be redeemed after two years. The Bank preferred stock is reflected as minority interest in the consolidated statements of financial condition.

NOTE 11 -- COMMITMENTS, CONTINGENT LIABILITIES, AND CONCENTRATIONS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to make loans and fund lines of credit and loans-in-process. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

     At September 30, these financial instruments are summarized as follows:

                                                              CONTRACT AMOUNT
                                                              ---------------
                                                               2001     2000
                                                              ------   ------
Financial instruments whose contract amounts represent
  credit risk:
  Commitments to make loans.................................  $3,182   $3,770
  Loans-in-process..........................................   2,950    2,486
  Lines of credit...........................................   1,214      730
  Letters of credit.........................................     103      150

     The Company had $2.3 million of fixed rate commitments to originate loans, ranging from 7.0% to 10.50% at September 30, 2001. The commitments have terms of 75 days. Since many commitments to make loans expire without being used, the amount above does not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include commercial and residential real estate and other business and consumer assets.

     Financial instruments that potentially subject the Company to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At September 30, 2001 and 2000, the Company had deposit accounts with balances totaling approximately $1.1 and $4.6 million at the Federal Home Loan Bank of Dallas. Concentrations of loans are described in Note 3.

     The Company is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. The Bank believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition, results of operations, or capital.

     The Company entered into a noncancelable operating lease for office space for the mortgage operations effective January 1, 1999 with a term of three years and one option to renew for an additional three years. The Bank has closed this location and subleased the property for the remaining term. The Company also entered into an operating lease for premises to be used for the purpose of automobile sales related to the Dealership. The lease became effective August 1, 1999 with a term to expire on May 14, 2001. The lease was terminated in February of 2001. In addition, the Company paid $10,000 for an option to purchase the property for a minimum price of $110,000 adjusted by any increase in the Consumer Price Index. The Company did not exercise this option. Rental expense was approximately $26,000 and $43,000 for the years ended September 30, 2001 and 2000, respectively.

NOTE 12 -- INCOME TAX EXPENSE (BENEFIT)

     The provision for income tax expense (benefit) consists of the following:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               2001      2000      1999
                                                              -------   -------   ------
Current income tax expense (benefit)........................   $(150)    $  49     $222
Deferred income tax expense (benefit).......................     (34)     (307)     (23)
Valuation allowance.........................................     100        --       --
                                                               -----     -----     ----
                                                               $ (84)    $(258)    $199
                                                               =====     =====     ====

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

     The provision for income tax differs from that computed at the statutory corporate tax rate as follows:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               2001      2000      1999
                                                              -------   -------   ------
Tax expense (benefit) at statutory rate (34%)...............   $(210)    $(339)    $151
Nondeductible reorganization costs..........................      --        34       17
Preferred stock dividends...................................      29        29       29
Other tax effects...........................................      (3)       18        2
Valuation allowance.........................................     100        --       --
                                                               -----     -----     ----
                                                               $ (84)    $(258)    $199
                                                               =====     =====     ====

     Deferred tax assets (liabilities) are comprised of the following at September 30:

                                                              2001    2000
                                                              -----   -----
Supplemental employee retirement agreement..................  $ 184   $ 225
Pension liability...........................................     --       2
Loans, principally due to allowance for losses..............     30       8
Depreciation and other......................................     11      12
                                                              -----   -----
     Total deferred tax assets..............................    225     247
Federal Home Loan Bank stock dividends......................    (88)    (80)
Servicing rights............................................    (37)    (95)
                                                              -----   -----
     Total deferred tax liabilities.........................   (125)   (175)
Valuation allowance.........................................   (100)     --
                                                              -----   -----
          Net deferred tax assets (liabilities).............  $  --   $  72
                                                              =====   =====

     The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts that differs from the provision charged to income in the financial statements. Retained earnings at September 30, 2001 include approximately $643,000, representing tax bad debt provisions through 1988, for which no deferred federal income tax liability has been recorded.

     A valuation allowance has been established as the Company has not generated any taxable income in the prior two years; may not have taxable income in the foreseeable future; and accordingly, may not be able to utilize the deferred tax assets.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

NOTE 13 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The approximate carrying amount and estimated fair value of financial instruments at September 30 is as follows:

                                                    2001                       2000
                                          ------------------------   ------------------------
                                          APPROXIMATE                APPROXIMATE
                                           CARRYING     ESTIMATED     CARRYING     ESTIMATED
                                            AMOUNT      FAIR VALUE     AMOUNT      FAIR VALUE
                                          -----------   ----------   -----------   ----------
Financial assets
  Cash and cash equivalents.............   $  4,119      $  4,119     $  7,448      $  7,448
  Securities............................      9,957         9,951          527           507
  Loans, net of allowance for loan
     losses.............................     61,857        63,079       67,561        67,430
  Loans held for sale...................      2,355         2,355        3,872         3,872
  Federal Home Loan Bank stock..........        458           458          436           436
  Accrued interest receivable...........        544           544          647           647
Financial liabilities
  Demand deposits.......................   $(21,974)     $(21,974)    $(20,925)     $(20,925)
  Savings deposits......................     (4,264)       (4,264)      (4,868)       (4,868)
  Time deposits.........................    (49,944)      (50,649)     (47,893)      (48,080)
  Advance payments by borrowers for
     taxes and insurance................       (709)         (709)        (779)         (779)
  Federal Home Loan Bank Advances.......         --            --       (3,000)       (3,000)
  Debentures............................     (3,629)       (3,766)      (3,629)       (3,508)
  Accrued interest payable..............       (265)         (265)        (241)         (241)

     For the purposes of above, the following assumptions were used:

          Cash and Cash Equivalents: The estimated fair values for cash and cash equivalents are based on their carrying values due to the short-term nature of these assets.

          Securities: The fair values of securities are based on the quoted market value for the individual security or its equivalent.

          Loans: The estimated fair value for loans has been determined by calculating the present value of future cash flows based on the current rate the Company would charge for similar loans with similar maturities, applied for an estimated time period until the loan is assumed to be repriced or repaid.

          Federal Home Loan Bank Stock: The fair value of Federal Home Loan Bank stock is assumed to approximate its carrying value.

          Deposit Liabilities: The estimated fair value for time deposits has been determined by calculating the present value of future cash flows based on estimates of rates the Company would pay on such deposits, applied for the time period until maturity. The estimated fair values of interest-bearing demand and savings deposits are assumed to approximate their carrying values as management establishes rates on these deposits at a level that approximates the local market area. Additionally, these deposits can be withdrawn on demand.

          Loans Held for Sale: The fair value of loans held for sale is based on market quotes.

          Accrued Interest: The fair values of accrued interest receivable and payable are assumed to equal their carrying values.

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

          Federal Home Loan Bank Advances and Advance Payments by Borrowers for Taxes and Insurance: The fair values are assumed to approximate the carrying values.

          Debentures: The estimated fair value of debentures is based on calculating the present value of future cash flows using the current rate for a note with similar risk characteristics and similar length to maturity. The current rate was obtained from inquiry of investment bankers familiar with the thrift industry and the risk associated with debentures based on recent issuance of similar debentures.

          Off-Balance-Sheet Instruments: Off-balance-sheet items consist principally of unfunded loan commitments. The fair value of these commitments is not material.

     Other assets and liabilities of the Company not defined as financial instruments, such as property and equipment, are not included in the above disclosures. Also not included are nonfinancial instruments typically not recognized in financial statements such as the value of core deposits and similar items.

     While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Company disposed of these items on September 30, 2001, the fair value would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at September 30, 2001 should not necessarily be considered to apply at subsequent dates.

NOTE 14 -- PARENT COMPANY ONLY FINANCIAL INFORMATION

                            CONDENSED BALANCE SHEETS
                          SEPTEMBER 30, 2001 AND 2000

                                                               2001     2000
                                                              ------   ------
                                   ASSETS
Cash........................................................  $   33   $  112
Equity interest in bank subsidiary..........................   5,019    5,589
Equity interest in nonbank subsidiary.......................      --      (27)
Other assets................................................     419      437
                                                              ------   ------
                                                              $5,471   $6,111
                                                              ======   ======

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Debentures..................................................  $3,629   $3,629
Accrued interest and other liabilities......................     115      232
                                                              ------   ------
     Total liabilities......................................   3,744    3,861
Minority interest...........................................     873      873
Stockholders' equity
  Common stock..............................................       5        5
  Additional paid-in capital................................   2,117    2,117
  Retained deficit..........................................  (1,278)    (745)
  Accumulated other comprehensive income....................      10       --
                                                              ------   ------
     Total stockholders' equity.............................     854    1,377
                                                              ------   ------
                                                              $5,471   $6,111
                                                              ======   ======

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                         CONDENSED STATEMENTS OF INCOME
             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                              2001    2000    1999
                                                              -----   -----   -----
Income
  Interest income...........................................  $  --   $   3   $   8
  Dividends from bank subsidiary............................    480     604     156
  Other income..............................................     --      10      --
                                                              -----   -----   -----
     Total income...........................................    480     617     164
Expenses
  Interest expense..........................................    423     424     425
  Other expenses............................................    294     403     290
                                                              -----   -----   -----
     Total expenses.........................................    717     827     715
                                                              -----   -----   -----
Loss before equity in undistributed earnings of
  subsidiary................................................   (237)   (210)   (551)
Equity in undistributed (overdistributed) earnings (loss) of
  subsidiaries..............................................   (510)   (658)    572
                                                              -----   -----   -----
Income (loss) before income tax benefit and cumulative
  effect of a change in accounting principle................   (747)   (868)     21
Income tax benefit..........................................   (214)   (230)   (224)
                                                              -----   -----   -----
Income (loss) before cumulative effect of a change in
  accounting principle......................................   (533)   (638)    245
Cumulative effect of a change in accounting principle.......     --     100      --
                                                              -----   -----   -----
Net income (loss)...........................................  $(533)  $(738)  $ 245
                                                              =====   =====   =====

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                       CONDENSED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                              2001    2000    1999
                                                              -----   -----   -----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $(533)  $(738)  $ 245
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Equity in undistributed earnings of subsidiary.........    510     658    (572)
     Amortization of debt issuance and reorganization
      costs.................................................    100     100     100
     Cumulative effect of a change in accounting
      principle.............................................     --     100      --
     Increase in other assets, net of liabilities...........   (156)    (35)   (187)
                                                              -----   -----   -----
Change in cash and cash equivalents.........................    (79)     85    (414)
Cash and cash equivalents at beginning of period............    112      27     441
                                                              -----   -----   -----
Cash and cash equivalents at end of period..................  $  33   $ 112   $  27
                                                              =====   =====   =====
Supplemental disclosures of cash flow information
  Cash paid during the period for Interest..................  $ 417   $ 417   $ 417

NOTE 15 -- OTHER COMPREHENSIVE INCOME

     Other comprehensive income components and related taxes were as follows:

                                                              2001   2000   1999
                                                              ----   ----   ----
Realized and unrealized gains on securities
  available-for-sale........................................  $34    $--    $--
Less reclassification adjustments for gains recognized in
  income....................................................   19     --     --
                                                              ---    ---    ---
     Net unrealized gains...................................   15     --     --
Tax expense.................................................    5     --     --
                                                              ---    ---    ---
     Other comprehensive income.............................  $10    $--    $--
                                                              ===    ===    ===

NOTE 16 -- MANAGEMENT'S PLANS AND MERGER

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuation of operations in the ordinary course of business and does not reflect any adjustments that might result if the Company is unable to operate as a going concern. The Company is dependent on operating cash and dividends from the Bank in order to pay interest on the debentures and operating expenses. Failure to timely pay the interest on the debentures may result in a default under the indenture governing the debentures, resulting in acceleration of the maturity of the principal balance and a demand for payment from debenture holders that the Company could not currently meet. As discussed in Note 10, the Bank is required to apply to the OTS for approval to pay dividends to the Company. As of January 3, 2002, the Bank has received OTS approval to pay dividends of $487,000 to the Company. Management has projected that these dividends will allow the Company to make all of the necessary interest payments and pay expected operating expenses for the year ending September 30, 2002.

     Also, as discussed in Note 10, if the Company did not reach a well capitalized status by March 31, 2001 and earnings had not improved, various contingency plans would be contemplated. As a result, on November 5, 2001, Texas United Bancshares, Inc. ("Texas United") and Bryan-College Station Financial Holding Company ("Bryan") entered into a definitive agreement for Texas United to acquire Bryan and

              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY merge the respective banking operations. The agreement provides that the stockholders of Bryan will receive .31579 shares of Texas United common stock for each Bryan common share. The proposed transaction is subject to regulatory approval and the approval of the Bryan stockholders. The transaction is expected to be completed in the second calendar quarter of 2002. In the event this transaction is not completed, the Company will continue to look at other alternatives.

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION
                                    BETWEEN
                         TEXAS UNITED BANCSHARES, INC.
                                      AND
              THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

                                   ARTICLE 1

                                 PLAN OF MERGER

                                                                           PAGE
                                                                           ----
     1.1     The Merger..................................................   A-2
     1.2     Consideration to the Company Shareholders...................   A-2
     1.3     Closing.....................................................   A-3
     1.4     Effective Time..............................................   A-3
     1.5     Effect of Mergers Involving the Company.....................   A-4
     1.6     Other Mergers...............................................   A-4
     1.7     Ratification by Shareholders and Other Actions..............   A-4
     1.8     Registration of Texas United Common Stock...................   A-4
     1.9     Company Stock Options.......................................   A-4
     1.10    Warrants....................................................   A-5

                                   ARTICLE 2
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     2.1     Organization and Operation of the Company...................   A-6
     2.2     Organization and Operation of FFSB..........................   A-6
     2.3     Capitalization and Ownership................................   A-6
     2.4     Financial Statements, Records, Reports and Filings..........   A-7
     2.5     Loans.......................................................   A-8
     2.6     Properties..................................................   A-8
     2.7     Environmental Matters.......................................   A-9
     2.8     Litigation and Compliance...................................   A-9
     2.9     Taxes.......................................................  A-10
     2.10    Contracts...................................................  A-10
     2.11    Approvals; Validity of Agreement............................  A-10
     2.12    Insurance...................................................  A-11
     2.13    Absence of Adverse Judgments................................  A-11
     2.14    Absence of Certain Changes..................................  A-11
     2.15    Agreements with Directors, Officers and Stockholders........  A-12
     2.16    Affiliated Corporations.....................................  A-12
     2.17    Regulatory Matters and Examination Reports..................  A-12
     2.18    Compliance with Applicable Law..............................  A-12
     2.19    Disclosure..................................................  A-13
     2.20    Finders.....................................................  A-13
     2.21    Community Reinvestment Act..................................  A-13
     2.22    Fair Housing Act, Home Mortgage Disclosure Act and Equal
               Credit Opportunity Act....................................  A-13
     2.23    Usury Laws and Other Consumer Compliance Laws...............  A-13
     2.24    Bank Secrecy Act............................................  A-13
     2.25    Zoning and Related Laws.....................................  A-13
     2.26    Securities Laws.............................................  A-13
     2.27    Regulatory Approvals........................................  A-14
     2.28    Statements True and Correct.................................  A-14

                                   ARTICLE 3
                REPRESENTATIONS AND WARRANTIES OF TEXAS UNITED

     3.1     Organization and Operation of Texas United..................  A-14
     3.2     Capitalization and Ownership................................  A-14

                                                                           PAGE
                                                                           ----
     3.3     Outstanding Options.........................................  A-14
     3.4     Financial Statements, Records, Reports and Filings..........  A-15
     3.5     Litigation and Compliance...................................  A-16
     3.6     Approvals; Validity of Agreement............................  A-16
     3.7     Absence of Adverse Judgments................................  A-16
     3.8     Absence of Certain Changes..................................  A-16
     3.9     Affiliated Corporations.....................................  A-17
     3.10    Regulatory Matters and Examination Reports..................  A-17
     3.11    Compliance with Applicable Law..............................  A-17
     3.12    Disclosure..................................................  A-17
     3.13    Finders.....................................................  A-17
     3.14    Statements True and Correct.................................  A-18
     3.15    Regulatory Approvals........................................  A-18
     3.16    Loans.......................................................  A-18
     3.17    Environmental Matters.......................................  A-18
     3.18    Taxes.......................................................  A-18
     3.19    Agreements with Directors, Officers and Stockholders........  A-19
     3.20    Community Reinvestment Act..................................  A-19
     3.21    Fair Housing Act, Home Mortgage Disclosure Act and Equal
               Credit Opportunity Act....................................  A-19
     3.22    Usury Laws and Other Consumer Compliance Laws...............  A-19
     3.23    Bank Secrecy Act............................................  A-19
     3.24    Securities Laws.............................................  A-19

                                   ARTICLE 4
                                INDEMNIFICATION

     4.1     Indemnification by the Company..............................  A-20
     4.2     Indemnification by Texas United.............................  A-20
     4.3     Extension to Other Parties..................................  A-20
     4.4     Legal and Other Costs.......................................  A-21
     4.5     Notices and Participation Rights............................  A-21
     4.6     Survival....................................................  A-21

                                   ARTICLE 5
                           COVENANTS OF THE COMPANY

     5.1     Shareholder Approval by the Company; Best Efforts...........  A-21
     5.2     Company Periodic Reports, Proxy Statement and Other
               Information...............................................  A-22
     5.3     Access by Texas United......................................  A-22
     5.4     Environmental Inspection....................................  A-22
     5.5     Action by the Company Prior to Closing......................  A-22
     5.6     Consummation of Agreement...................................  A-24
     5.7     Meetings....................................................  A-24
     5.8     Liquidation of BOT..........................................  A-24

                                   ARTICLE 6
                           COVENANTS OF TEXAS UNITED

     6.1     Best Efforts................................................  A-24
     6.2     Information for Applications and Proxy Solicitation.........  A-24
     6.3     Employee Benefit Plans......................................  A-24
     6.4     Registration Statement......................................  A-25

                                                                           PAGE
                                                                           ----
     6.5     Rule 144 Compliance.........................................  A-25
     6.6     Publication of Financial Condition..........................  A-25
     6.7     Access by the Company.......................................  A-25
     6.8     Meetings....................................................  A-25
     6.9     Supplemental Indenture......................................  A-25
     6.10    Consummation of Agreement...................................  A-26
     6.11    Indemnification and Insurance...............................  A-26
     6.12    Redemption of Series A Preferred Stock......................  A-27

                                   ARTICLE 7
                   CONDITIONS TO OBLIGATIONS OF TEXAS UNITED

     7.1     Compliance with Representations.............................  A-27
     7.2     Shareholder Approval........................................  A-27
     7.3     Dissenters..................................................  A-27
     7.4     Regulatory Approvals........................................  A-27
     7.5     Litigation..................................................  A-27
     7.6     Opinion of Counsel..........................................  A-28
     7.7     Due Diligence Review; No Material Adverse Change............  A-28
     7.8     Consents, Approvals and Estoppel Certificates...............  A-29
     7.9     Status of Nonaccruals.......................................  A-29
     7.10    Tax Opinion.................................................  A-29

                                   ARTICLE 8
                   CONDITIONS TO OBLIGATIONS OF THE COMPANY

     8.1     Compliance with Representations.............................  A-29
     8.2     Shareholder Approval........................................  A-29
     8.3     Regulatory Approvals........................................  A-29
     8.4     Litigation..................................................  A-30
     8.5     Opinion of Counsel..........................................  A-30
     8.6     Due Diligence Review; No Material Adverse Change............  A-30
     8.7     Registration Statement......................................  A-30
     8.8     Blue Sky Approvals..........................................  A-30
     8.9     Listing.....................................................  A-30
     8.10    Tax Opinion.................................................  A-30

                                   ARTICLE 9
                              CLOSING OBLIGATIONS

     9.1     Texas United Obligations....................................  A-31
     9.2     The Company Obligations.....................................  A-31

                                  ARTICLE 10
                                  TERMINATION

    10.1     Termination.................................................  A-32
    10.2     Effect of Termination.......................................  A-33

                                  ARTICLE 11
                                 MISCELLANEOUS

    11.1     Survival....................................................  A-33
    11.2     Expenses....................................................  A-34

                                                                           PAGE
                                                                           ----
    11.3     Notices.....................................................  A-34
    11.4     Assignment..................................................  A-34
    11.5     Article and Other Headings..................................  A-34
    11.6     Entire Agreement............................................  A-34
    11.7     Waivers.....................................................  A-34
    11.8     Governing Law...............................................  A-34
    11.9     Counterparts................................................  A-34
    11.10    Joinder by Shareholders of the Company......................  A-35

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION

     This Amended and Restated Agreement and Plan of Reorganization (hereinafter called this "Agreement"), is made and entered into as of May 1, 2002 and effective as of November 5, 2001, by and between Texas United Bancshares, Inc., a Texas corporation ("Texas United") and The Bryan-College Station Financial Holding Company, a Delaware corporation (the "Company"). This Agreement amends and restates the Agreement and Plan of Reorganization dated as of November 5, 2001 by and between Texas United and the Company, as amended by that certain First Amendment to the Agreement and Plan of Reorganization dated as of March 20, 2002 (as amended, the "Original Agreement").

     Texas United operates a commercial banking business in Texas through State Bank, a Texas state banking association ("State Bank"), which is a wholly owned subsidiary of Texas United Nevada, Inc., a Nevada corporation ("TUN"). Texas United has formed a new wholly-owned subsidiary corporation, Texas United Acquiring Corp., a Texas corporation ("TUA"), for purposes of facilitating the transaction herein described. Texas United also operates an investment advisory business through its wholly owned subsidiary, Third Coast Wealth Advisors, Inc, a Texas corporation ("TCWA") and also owns a Connecticut business trust, TXUI Statutory Trust I (the "Trust"), through which Texas United has issued trust preferred securities to investors.

     The Company operates a banking business in Texas through the Company's wholly owned savings bank subsidiary, First Federal Savings Bank, Bryan, Texas, a federal savings bank ("FFSB"). The Company's only subsidiary other than FFSB is Best of Texas, Inc., a Texas corporation ("BOT"), which is likewise wholly owned by the Company. As used in this Agreement, any reference to the subsidiaries of the Company includes any and all direct or indirect subsidiaries of the Company, including specifically but without limitation FFSB and BOT.

                                  WITNESSETH:

     Texas United and the Company wish to modify certain terms of the Original Agreement relating to the consideration to be paid to shareholders of the Company and to make certain other clarifying changes and, therefore, have entered into this Agreement.

     This Agreement provides for the merger of the Company with TUA, as a result of which the Company will be the surviving corporation. As a result of the merger, the shareholders of the Company will receive Common Stock, $1.00 par value, of Texas United (the "Texas United Common Stock"), as herein provided, in exchange for their shares of the Company Common Stock, as hereinafter defined. At the Effective Time, as hereinafter defined, the Company shall be merged with TUA, with the Company as the surviving corporation, and TUA will cease its separate existence.

     As a result of the merger of the Company with TUA, all rights, privileges, immunities, powers and franchises of TUA shall be merged into the Company, as the surviving corporation. The foregoing shall be effected pursuant to and as set forth in this Agreement and in the Plan of Merger, Articles of Merger and a Certificate of Merger to be executed by and among TUA and the Company and filed of record with the Secretary of State of Texas and the Secretary of State of Delaware, all as hereinafter further provided.

     It is anticipated that following the consummation of the merger of TUA with and into the Company, the Company will be merged with and into TUN and FFSB will be merged with and into State Bank. Upon consummation of the merger of the Company with and into TUN and the merger of FFSB with and into State Bank, all rights, privileges, immunities, powers and franchises of the Company shall be merged into TUN, as the surviving corporation, and all rights, privileges, immunities, powers and franchises of FFSB shall be merged into State Bank, as the surviving banking association. All of the foregoing shall be effected pursuant to and as set forth in a Corporate Plan of Merger to be executed by and among the Company and TUN and a Bank Plan of Merger to be executed by and among State Bank and FFSB, in each case as hereinafter provided.

     Concurrently with the execution and delivery of the Original Agreement, to induce Texas United to enter into this Agreement, each of the current directors of the Company entered into an Option Cancellation Agreement, substantially in the form of Exhibit "A" hereto, agreeing to cancel and terminate all of his options to acquire any of the common stock of the Company (the "Company Common Stock") upon consummation of the merger of TUA with and into the Company.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE 1

                                 PLAN OF MERGER

     1.1 The Merger. Upon and subject to the terms and provisions hereof, at the Effective Time , Texas United shall acquire the Company by merger of TUA with and into the Company (herein called the "Merger"). The Company shall be the surviving corporation in the Merger. The effect of the Merger is that the separate existence of TUA shall cease. Following approval of such merger transaction by applicable regulatory authorities and the adoption of this Agreement by the shareholders of the Company, and the fulfillment of other conditions precedent to such merger transaction as herein described, TUA and the Company shall each execute and deliver a Plan of Merger substantially in the form of Exhibit "B" hereto, which plan shall be filed of record on the Closing Date, as hereinafter defined, with the Secretary of State of Texas and the Secretary of State of Delaware together with Articles of Merger in the form required by the Texas Business Corporation Act for filing with the Secretary of State of Texas and a Certificate of Merger in the form required by the Delaware General Corporation Law for filing with the Secretary of State of Delaware. At the time the foregoing documents are filed of record and the Merger becomes effective, the rights of the shareholders of the Company (other than those who have properly exercised their dissenters rights) shall, without the requirement of further action on the part of such shareholders, immediately be converted into the right to receive Texas United Common Stock, as herein provided, and such shareholders shall cease to be shareholders of the Company and their share certificates shall for all purposes be deemed only to represent a right to receive the consideration to be paid pursuant to this Agreement. Also at the Effective Time, each share of TUA capital stock then outstanding shall immediately, without any action on the part of the holder thereof, be converted into one share of the Company Common Stock.

     1.2  Consideration to the Company Shareholders.

        1.2.1 At the Effective Time, each outstanding share of Company Common Stock (other than Dissenting Shares as hereinafter defined) shall be converted into the right to receive 0.29211 shares of Texas United Common Stock (the "Per Share Consideration" or "Exchange Ratio") The Per Share Consideration/ Exchange Ratio has been calculated based on the number of outstanding shares of Company Common Stock immediately prior to the Effective Time (assuming no Company Stock Options or Warrants, as such terms are hereinafter defined, are exercised) being 471,411 shares and the number of shares of Texas United Common Stock to be exchanged therefor being 137,703 shares (the "Aggregate Shares"). The Per Share Consideration shall be issued to shareholders of record of the Company Common Stock as of the Closing Date in the manner described in this section 1.2. The stock transfer records of the Company shall for all purposes be closed as of the Effective Time, and no transfer of record of any of the shares of the Company capital stock shall take place thereafter.

        1.2.2 At the Effective Time, a number of the Company shares equal to the number of outstanding TUA shares shall be issued to Texas United as the sole shareholder of the entity resulting from the Merger, in exchange for and in cancellation of Texas United's TUA shares. The stock transfer records of TUA shall for all purposes be closed as of the Effective Time, and no transfer of record of any of the shares of TUA capital stock shall take place thereafter. At and as of the Effective Time, Texas United will be the sole shareholder of the Company as the resulting entity in the Merger.

        1.2.3 Certificates of Texas United Common Stock representing the Per Share Consideration shall be delivered by Texas United to each Company shareholder of record as of the Closing Date upon surrender of such shareholder's share certificate or certificates evidencing shares of Company Common Stock endorsed for delivery and with proof of signature in the form and manner reasonably required by Texas United. The Per Share Consideration shall be delivered at the time of Closing to each shareholder of record as of the Closing Date who has surrendered his Company share certificates at or prior to the date of Closing, either (i) by mailing the same to the shareholder at the shareholder's address as stated on the stock transfer records of the Company, or
(ii) by such other arrangements as may be mutually agreed by and between such former Company shareholder and Texas United. Not later than fifteen business days following the Effective Time, Texas United shall mail to those Company shareholders who have not theretofore delivered their Company share certificates for exchange a notice and transmittal letter disclosing the effectiveness of the Merger and procedures for exchanging their Company share certificates for the Per Share Consideration. Any delivery of the Per Share Consideration to a shareholder who surrenders his Company share certificate(s) following the Closing Date shall be mailed to the former Company shareholder within a reasonable period of time following receipt of the shareholder's Company share certificate(s).

        1.2.4 Any consideration that would otherwise have been delivered pursuant to section 1.2.1 to any shareholder of the Company who has exercised his dissenters' rights of appraisal with respect to his Company shares ("Dissenting Shares") pursuant to applicable provisions of law shall be retained by Texas United until the earlier of (i) such time as the shareholder relinquishes his right of dissent, at which time the provisions of section 1.2.1 shall apply, except that the time for delivery of the Per Share Consideration shall be extended to a reasonable period of time following the date of relinquishment of such dissenters' rights; or (ii) the time of settlement or judicial or other resolution of such shareholder's dissenters' rights action, at which time Texas United's obligation to deliver cash to such shareholder shall cease and be of no further force or effect.

        1.2.5 No fractional shares of Texas United Common Stock shall be issued pursuant to the Merger. Any shareholder of the Company who becomes entitled to receive such a fractional share by operation of the provisions of section 1.2.1 of this Agreement shall in stead become entitled to receive cash consideration in respect of such fractional share calculated based upon a price of $19.00 per whole share of the Texas United Common Stock.

        1.2.6 The Per Share Consideration/Exchange Ratio shall be adjusted appropriately to reflect any change in the number of shares of Texas United Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Texas United Common Stock, received or to be received by holders of Texas United Common Stock on or after November 5, 2001, when the record date or payment occurs prior to the Effective Time.

     1.3 Closing. The closing ("Closing") of the Merger shall be effected on the latest of the following dates, or as promptly thereafter as reasonably practicable (the "Closing Date"):

          1.3.1 the thirtieth calendar day after the date of approval of the Merger by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"); or

          1.3.2 such date as may be prescribed by any other federal or state agency or authority pursuant to an applicable federal or state law, order, rule or regulation, prior to which consummation of the Merger may not be effected; or

          1.3.3 if the transactions contemplated by this Agreement are being contested in any legal proceeding and Texas United has elected to contest the same, then the date that such legal proceeding has been brought to a conclusion favorable, in the judgment of Texas United, to the consummation of the transactions contemplated hereby; or

          1.3.4 such other date as the Company and Texas United may select by mutual agreement.

The Closing shall take place at the offices of Texas United, 202 W. Colorado Street, La Grange, Texas 78945, on the Closing Date, or at such other place as shall be mutually agreeable to the parties.

     1.4 Effective Time. The parties hereto agree to take, on or prior to the Closing Date, all such action, and to execute and deliver all such instruments and documents, as may be necessary or advisable, on the advice of counsel, to cause the Articles of Merger and Certificate of Merger to become effective on the

Closing Date. The Merger shall become effective (the "Effective Time") at the effective time as stated in the Articles of Merger and Certificate of Merger as filed with the Secretary of State of Texas and the Secretary of State of Delaware, pursuant to which TUA is merged with and into the Company.

     1.5 Effect of Mergers Involving the Company. As a result of the Merger and the subsequent merger of the Company with and into TUN, all of the assets and business of the Company shall be acquired by TUN.

     1.6 Other Mergers. The Company shall take, and shall cause FFSB to take, in advance of the Effective Time, any action requested by Texas United to facilitate the merger of the Company with and into TUN and the merger of FFSB with and into State Bank following the Effective Time, including execution and delivery of a Corporate Plan of Merger, substantially in the form of Exhibit "C" hereto, and a Bank Plan of Merger, substantially in the form of Exhibit "D" hereto, together with any requested certificates of officers, and such other documents as may be required to cause such merger to become effective in a timely manner. Notwithstanding the foregoing, the parties agree that prior to the merger of FFSB with and into State Bank, Texas United shall provide sufficient funds to FFSB to redeem, and shall cause FFSB to redeem, all of 87,263 outstanding shares of Noncumulative Voting Perpetual Preferred Stock, Series A, of FFSB (the "Series A Preferred Stock") in accordance with the terms of the Supplemental Section to the Charter of FFSB relating to such Series A Preferred Stock.

     1.7 Ratification by Shareholders and Other Actions. This Agreement shall be submitted to the shareholders of the Company for adoption in accordance with applicable provisions of law and the Certificate of Incorporation and Bylaws of the Company. Texas United has taken, and shall cause TUN, TUA and State Bank to take, prior to the Closing, all necessary corporate and shareholder action to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement. Texas United and the Company shall likewise proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger and the other transactions contemplated by this Agreement on the terms herein provided, including, without limitation, the preparation and submission of all necessary filings, requests for waivers and certificates with the Federal Reserve Board, the Office of Thrift Supervision ("OTS"), the Federal Deposit Insurance Corporation ("FDIC"), the Texas Department of Banking ("Banking Department") and the Securities and Exchange Commission ("SEC").

     1.8 Registration of Texas United Common Stock. As hereinafter further provided, Texas United shall file with the SEC and cause to become effective a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), covering the shares of Texas United Common Stock to be issued to shareholders of the Company in the Merger. Within 30 days after the date hereof, the Company shall enter into and cause each Company shareholder who is an "affiliate" (as defined in SEC Rule 405) of the Company to enter into with Texas United an Affiliate Agreement in substantially the form of Exhibit "E" attached hereto.

     1.9  Company Stock Options.

        1.9.1 At the Effective Time, each option (each a "Company Stock Option")outstanding on the date of this Agreement to purchase shares of Company Common Stock under the 1998 Company Stock Option and Incentive Plan (the "Company Stock Option Plan") and remaining outstanding immediately prior to the Effective Time (other than those held by directors of the Company which shall be canceled and terminated pursuant to the Stock Cancellation Agreements substantially in the form of Exhibit "A" hereto) shall, at the Effective Time, be assumed by Texas United and each such Company Stock Option shall continue to be outstanding, but shall represent an option to purchase shares of Texas United Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Company Stock Option Plan and stock option agreement pursuant to which the Company Stock Option was granted):

          (a) the number of shares of Texas United Common Stock to be subject to the continuing Company Stock Option shall be equal to the product of the number of shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time and the Exchange

     Ratio, provided that any fractional share of Texas United Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

          (b) the exercise price per share of Texas United Common Stock under the continuing Company Stock Option shall be equal to the exercise price per share under the Company Stock Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent.

     The shares of Texas United Common Stock then covered by each continuing Company Stock Option and the exercise price thereof shall be adjusted appropriately to reflect any change in the number of shares of Texas United Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Texas United Common Stock, received or to be received by holders of Texas United Common Stock, when the record date or payment occurs while such continuing Company Stock Option is outstanding.

     To the extent permitted by law, it is intended that the foregoing assumption shall be undertaken consistent with and in a manner that will not constitute a "modification" under Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any Company Stock Option which is an "incentive stock option".

        1.9.2 At all times after the Effective Time, Texas United shall reserve for issuance such number of shares of Texas United Common Stock as necessary so as to permit the exercise of continuing Company Stock Options in the manner contemplated by this Agreement and the instruments pursuant to which such options were granted. Texas United shall make all filings required under federal and state securities laws promptly after the Effective Time so as to permit the exercise of such continuing Company Stock Options and the sale of the shares received by the optionee upon such exercise at and after the Effective Time and Texas United shall continue to make such filings thereafter as may be necessary to permit the continued exercise of continuing Company Stock Options and sale of such shares.

     1.10  Warrants.

        1.10.1 At the Effective Time, each warrant (each a "Warrant")outstanding on the date of this Agreement to purchase shares of Company Common Stock under the form of Warrant Certificate set forth in Schedule
2.3.3 (the "Warrant Certificate") and remaining outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by Texas United in accordance with the terms of the Warrant and each such Warrant shall continue to be outstanding, but shall represent a right to purchase shares of Texas United Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Warrant Certificate):

          (a) the number of shares of Texas United Common Stock to be subject to the continuing Warrant shall be equal to the product of the number of shares of Company Common Stock subject to the Warrant immediately prior to the Effective Time and the Exchange Ratio, provided that any fractional share of Texas United Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

          (b) the exercise price per share of Texas United Common Stock under the continuing Warrant shall be equal to the exercise price per share under the Warrant Certificate immediately prior to the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent.

     The shares of Texas United Common Stock then covered by each Warrant and the exercise price thereof shall be adjusted appropriately to reflect any change in the number of shares of Texas United Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Texas United Common Stock, received or to be received by holders of Texas United Common Stock, when the record date or payment occurs while such continuing Warrant is outstanding.

        1.10.2 At all times after the Effective Time, Texas United shall reserve for issuance such number of shares of Texas United Common Stock as necessary so as to permit the exercise of continuing Warrants in the manner contemplated by this Agreement and the Warrant Certificates. Texas United shall make all filings required under federal and state securities laws promptly after the Effective Time so as to permit the exercise of such continuing Warrants and the sale of the shares received by Warrant holders upon such exercise at and after the Effective Time and Texas United shall continue to make such filings thereafter as may be necessary to permit the continued exercise of continuing Warrants and sale of such shares.

                                   ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to, and covenants and agrees with, Texas United as follows:

     2.1 Organization and Operation of the Company. The Company is a Delaware corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority (including all material licenses, franchises, permits and other governmental authorizations which are legally required) to own its properties and to engage in the business and activities now conducted by it, including its direct ownership of FFSB. The Company is duly registered as a thrift holding company with the OTS and is operated in substantial compliance with applicable OTS regulations. The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Act"). True and complete copies of the Certificate of Incorporation and Bylaws of the Company, as amended to date, have been delivered to Texas United. The only business of the Company is its ownership and operation of its subsidiaries, BOT and FFSB. Except as described on Schedule 2.1, the Company has no liabilities, liquidated or unliquidated, fixed or contingent, and has no assets other than its ownership of all of the capital stock of BOT and FFSB. Without limiting the generality of the foregoing, except as described on
Schedule 2.1 or as set forth in the Company Balance Sheet, as hereinafter defined, the Company is not a member of any joint venture or partnership and the Company does not own the securities of any other entity other than as herein described. The Company is operated in substantial compliance with all regulations, limitations and requirements applicable to companies subject to the Home Owners Loan Act, as amended, including as amended by the Gramm-Leach-Bliley Act.

     2.2  Organization and Operation of FFSB.

     FFSB is a federal savings bank, duly organized and existing under the laws of the United States of America. FFSB has full power and authority (including all material licenses, franchises, permits and other governmental authorizations which are legally required) to own its properties and to engage in the business and activities now conducted by it, including specifically its banking business. FFSB is not required to qualify to do business in the State of Texas. FFSB has all authority necessary to own and operate the branch bank facilities operated by FFSB. A list of the branches presently operated by FFSB, together with a list of applications pending for operation of additional branch facilities, if any, are included on Schedule 2.2. True and complete copies of the Charter and Bylaws of FFSB, as amended to date, have been delivered to Texas United. FFSB (i) is duly authorized to conduct a general thrift business, in accordance with its charter, subject to the supervision of the OTS and other applicable regulatory authorities; (ii) is an insured savings bank as defined in the Federal Deposit Insurance Act; and (iii) has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the business and activities now conducted by it. All books and records related to the business of FFSB are true, correct and complete in all material respects. FFSB's banking and other business activities are in compliance in all material respects with applicable provisions of law, including the National Housing Act and the regulations of the OTS. Except as disclosed in
Schedule 2.2, FFSB has no subsidiaries or affiliates, owns no voting securities of any other corporation (other than readily marketable securities and stock of the Federal Home Loan Bank of Dallas), and is not a member of any joint venture or partnership.

     2.3  Capitalization and Ownership.

        2.3.1 The authorized capital stock of the Company consists of 1,500,000 shares of Common Stock, par value $.01 per share, of which a total of 471,411 shares (the "Company Shares") are outstanding, all of which are validly issued and outstanding, and are fully paid and nonassessable. The Company Shares have not been issued in violation of the preemptive rights of any shareholder. Schedule
2.3.1 lists all the Company Shares owned, directly or indirectly by directors, executive officers of the Company or any of its subsidiaries and any person known to the Company to own one (1%) percent or more of the outstanding capital stock of the Company, and any affiliate of any such person as that term is defined for purposes of the 1934 Act, and regulations promulgated thereunder.

        2.3.2 The authorized capital stock of FFSB consists of (a) 3,000,000 shares of common stock, par value $.01 per share, of which a total of 239,612 shares are outstanding, all of which are validly issued and outstanding, fully paid, nonassessable, and are owned beneficially and of record by the Company, and (b) 1,000,000 shares of serial preferred stock, of which 200,000 shares are designated as Series A Preferred Stock and there are 87,263 shares of Series A Preferred Stock outstanding, all of which are validly issued and outstanding, fully paid and nonassessable.

        2.3.3 Except as set forth on Schedule 2.3.3, there are no outstanding options, warrants, conversion rights, calls or commitments of any kind obligating the Company or FFSB, or any other direct or indirect subsidiary of the Company, to issue, directly or indirectly, additional shares of capital stock, and no authorization therefor has been given. Neither the Company nor FFSB has any outstanding commitment or obligation to repurchase, reacquire or redeem any of their respective outstanding capital stock.

     2.4  Financial Statements, Records, Reports and Filings.

        2.4.1 The Company has delivered to Texas United (i) the audited consolidated balance sheets of the Company and its subsidiaries as of September 30, 2000, 1999 and 1998, and (ii) the related audited consolidated statements of income, changes in stockholders' equity and changes in cash flows for the years then ended, together with the notes thereto, accompanied by the report thereon of the independent certified public accountant who examined such statements (the "Company Audited Financial Statements"). Except to the extent qualified by the report of the independent accountant thereon, the Company Audited Financial Statements fairly present the financial position of the Company and its subsidiaries as of the dates thereof and the results of its operations for the periods indicated in conformity with generally accepted accounting principles applied on a consistent basis. To the best knowledge of the Company, audits of the Company and its subsidiaries have been conducted in accordance with generally accepted auditing standards. In addition, the Company has delivered to Texas United the unaudited consolidated balance sheet of the Company and its subsidiaries as of September 30, 2001, and unaudited bank only balance sheets and regulatory reports of condition of FFSB as of September 30, 2001 and the related unaudited statements of income for the nine-month period then ended. All of the financial statements described in this paragraph are collectively referred to hereinafter as the "Company Financial Statements." The most recent balance sheet of the Company included in the Company Financial Statements is referred to hereinafter as the "Company Balance Sheet." The Company Financial Statements fairly present the financial position of the Company and FFSB as of the date thereof and the results of their respective operations for the period indicated in conformity with generally accepted accounting principles applied on a consistent basis, except in the case of unaudited financial statements for the absence of footnotes and normal year end adjustments. Except as described in the accountant's reports thereon, the Company Audited Financial Statements do not, as of the dates thereof, include any material assets or omit to state any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, materially misleading. Without limiting the generality of the foregoing, the Company specifically represents to Texas United that the Company and its subsidiaries have no liabilities, either accrued, contingent or otherwise, which, individually or in the aggregate, are material, which have not been reflected in the Company Financial Statements, other than those (a) incurred since September 30, 2000 which would be reflected in footnotes to financial statements prepared in accordance with generally accepted accounting principles consistently applied, (b) incurred in the ordinary course of business since September 30, 2001, and (c) expenses related to the transactions contemplated by this Agreement. Any material liabilities, accrued, contingent or otherwise, which have been incurred since September 30, 2000, are contained in the books and records of the Company and its subsidiaries, which books and records have been made available to Texas United for its review.

        2.4.2 The books and records of the Company and its subsidiaries reflect the material transactions to which they are or were a party or by which their properties are or were bound, and, to the extent applicable, such books and records are and have been properly kept and maintained in accordance with the law and with generally accepted accounting principles consistently applied. As of the date hereof and as of the Closing, all of the minute books of the Company and its subsidiaries are and will be complete and accurate in all material respects and current.

        2.4.3  FFSB Has No Trust Business.

        2.4.4 The Company and each of its subsidiaries has filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC, OTS and every other Regulatory Authority, as hereinafter defined, having jurisdiction over the Company or any or its activities. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.5  Loans.

        2.5.1 All loans included in the assets of the Company and its subsidiaries, including specifically FFSB, and all commitments to make loans (which includes leasing transactions and off balance sheet lending transactions such as letters of credit and which constitutes all of the lending business of the Company), have been made in the ordinary course of business of the Company and its subsidiaries and except as set forth on Schedule 2.5.1, do not, to the knowledge of management of the Company, present more than the normal risk of uncollectibility or other unfavorable features.

        2.5.2 All loans to directors, officers and beneficial owners of 5% or more of the outstanding capital stock of the Company and loans to any person or company related to or affiliated with any such person, are listed on the related party transaction list provided to Texas United by the Company (and marked for identification by Texas United and the Company), which listing is herein called the " FFSB Related Party Transaction List". The loans listed on the FFSB Related Party Transaction List have been made in the ordinary course of business, on commercially reasonably terms comparable to terms extended to unaffiliated parties, and do not present more than the normal risk of uncollectibility or other unfavorable features.

        2.5.3 Except as set forth on Schedule 2.5.3, the reserves for loan losses of FFSB (which constitute the total reserves of the Company) have been calculated in accordance with all applicable rules and regulations. The reserve for loan losses shown on the Company Balance Sheet is adequate in accordance with generally accepted accounting principles consistently applied to provide for all losses on loans outstanding as of the date of the Company Balance Sheet.

     2.6  Properties.

        2.6.1 Except as set forth on Schedule 2.6.1, the Company and its subsidiaries have good and marketable title to all assets and properties, whether real or personal, tangible or intangible, which they purport to own, including without limitation, all assets and properties reflected on the Company Balance Sheet or acquired subsequent thereto (except to the extent such assets and properties have been disposed of for fair value in the ordinary course of business since the date of the Company Balance Sheet), subject to no liens, mortgages, security interests, encumbrances, easements, title imperfections, or charges of any kind except (i) as noted in the Company Balance Sheet or the notes to the Company Audited Financial Statements, (ii) statutory liens not yet delinquent, (iii) security interests granted incident to borrowings by FFSB from Federal Reserve Banks and the Federal Home Loan Bank of Dallas or to secure deposits of funds by federal, state or other governmental agencies, and (iv) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held and such liens, mortgages, security interests, encumbrances and charges as are not, in the aggregate, material to the assets and properties of the Company.

        2.6.2 All improvements, buildings and structures located on real estate owned by the Company and its subsidiaries, and the use by the Company and its subsidiaries of such real estate, together with such improvements, buildings and structures, in the manner heretofore and currently used by the Company and its subsidiaries, conform in all material respects to applicable federal, state and local laws and regulations (including applicable environmental laws and regulations), zoning and building ordinances and health and safety ordinances, and such real estate is zoned for the various purposes for which such real estate is currently being used. All such improvements, buildings and structures located on real estate owned by the Company and its subsidiaries, and all of the material tangible personal property owned by the Company and its subsidiaries, are in good operating condition and repair, reasonable wear and tear excepted.

        2.6.3 The main banking office of FFSB and each of FFSB's branch facilities are either located on real estate owned by FFSB or property leased to FFSB by unaffiliated third party lessors. Listed on Schedule 2.6.3 are (i) all main offices and branch facilities of the Company and FFSB; (ii) all policies of title insurance covering any real properties owned by the Company or any subsidiary; and (iii) all leases and other arrangements for any real properties leased by the Company or any subsidiary, including any arrangements related to properties used for off-site automated teller machines.

     2.7 Environmental Matters. Except as set forth on Schedule 2.7, to the knowledge of the Company, neither any Environmental Hazards nor any Hazardous Materials Contamination, as hereinafter defined, exist on any real property owned by the Company and its subsidiaries (including any owned by and used in connection with the business of the Company or any subsidiary of the Company and any foreclosed properties owned by FFSB), or on any real property used by the Company or any subsidiary in connection with its business, including specifically but without limitation all properties listed on Schedule 2.6.3, or on any adjacent property, as a result of any Environmental Hazards on or emanating from such real property. The real properties described in the preceding sentence are sometimes collectively referred to as the "Real Property." As used in this Agreement, the term "Environmental Hazards" shall mean (i) any "hazardous waste" as defined by the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), as amended from time to time, and regulations promulgated thereunder; (ii) any "hazardous substance" as defined by the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Section 9601 et seq.) ("CERCLA"), as amended from time to time, and regulations promulgated thereunder; (iii) any toxic substance regulated by the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), as amended from time to time, and regulations promulgated thereunder; (iv) gasoline, diesel fuel or other petroleum hydrocarbons; (v) asbestos and asbestos containing materials, in any form, whether friable or non-friable; (vi) polychlorinated biphenyls; (vii) radon gas; (viii) any solid waste or petroleum waste; and (ix) any other substance which any governmental authority requires special handling or notification of any federal, state or local governmental entity in its collection, storage, treatment, or disposal or which is identified or classified to be hazardous or toxic under applicable state or federal law or regulation or the common law, or any other applicable laws. As used in this Agreement, the term "Hazardous Materials Contamination" shall mean the contamination of the improvements, facilities, soil, groundwater, air or other elements on or of the Real Property by Hazardous Materials, or the contamination of the buildings, facilities, soil, groundwater, air or other elements on or of any other property as a result of Hazardous Materials at any time before the date of this Agreement emanating from the Real Property.

     2.8 Litigation and Compliance. Except as set forth on Schedule 2.8 hereto, no claims have been asserted and no relief has been sought against the Company or any of its subsidiaries in any pending litigation or governmental proceedings or otherwise which might result in a judgment, decree or order having a material adverse effect on the financial condition, results of operations, business or prospects of the Company or any of its subsidiaries. The Company and its subsidiaries have complied with, and are presently in compliance with, all laws and regulations pertaining to consumer credit and truth in lending in all material respects. The management of the Company and its subsidiaries is not aware of any material violation by the Company or any subsidiary of the Company of any of the foregoing. The Company and its subsidiaries are in substantial compliance with all other laws, all rules and regulations of governmental agencies and authorities and any judgments, orders or decrees which by their terms apply to any of them. All material permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals necessary for the conduct of the business of the Company and its subsidiaries have been duly obtained and are in full force and effect, and there are no proceedings pending or, to the Company's and its subsidiaries' knowledge, threatened which may result in the revocation, cancellation, suspension or adverse modification of any thereof.

     2.9 Taxes. The Company and its subsidiaries have filed with the appropriate governmental agencies all federal, state and local income, franchise, excise, real and personal property and other tax returns and reports which are required to be filed, and neither the Company nor any subsidiary of the Company is delinquent in the payment of any taxes shown on such returns or reports. The Company has no examination pending by the Internal Revenue Service, the Texas Comptroller of Public Accounts, or any other taxing authority, nor has the Company been notified of any proposed examination. There are included in the Company Balance Sheet reserves adequate in the reasonable opinion of management for the payment of all accrued but unpaid federal, state and local taxes of the Company and its subsidiaries, including all income, franchise, ad valorem and other taxes, and all interest and penalties, whether or not disputed, for the fiscal year ended September 30, 2001, and for all fiscal years prior thereto. Neither the Company nor any subsidiary of the Company has executed or filed with the Internal Revenue Service, the Comptroller of Public Accounts of the State of Texas or any other taxing authority any agreement which is currently outstanding extending the period for assessment and collection of any tax, nor is the Company nor any subsidiary a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessment or collection of taxes been asserted against any of them. Neither the Company nor any of its subsidiaries has filed a consent pursuant to Section 341(f) of the Internal Revenue Code or otherwise.

     2.10 Contracts. Except as set forth in Schedule 2.10, neither the Company nor any subsidiary thereof is a party to or bound by any written or oral (i) employment contracts (including without limitation any collective bargaining contracts or union agreements); (ii) commission, bonus, deferred compensation, profit-sharing, life insurance, health insurance, salary continuation, severance pay, pension or retirement plans or arrangements whether or not legally binding and whether or not funded; (iii) material leases or licenses with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;
(iv) contracts or commitments for capital expenditures in excess of $25,000 for any one project; (v) contracts or options to purchase or sell any real or personal property otherwise than in the ordinary course of business or pursuant to this Agreement; (vi) agreements or instruments relating to any commitments to loan money or to extend credit, except for commitments to extend credit in the ordinary course of business in amounts of not more than $250,000 in any one transaction; (vii) agreements to which any director, officer or holder of 5% or more of the outstanding capital stock of the Company, or any person or company related to or affiliated with any such person, is a party; (viii) contracts relating to the purchase or sale of financial or other futures, or put or call options relating to cash, securities or any commodities whatsoever; or (ix) material contracts, other than the foregoing, not made in the ordinary course of business. The Company and its subsidiaries have in all material respects performed all obligations required to be performed by them to date. Neither the Company nor any of its subsidiaries is in default, and no event has occurred (other than the consummation of the transactions contemplated by this Agreement) which, with notice or the lapse of time or action by a third party, could result in a default by the Company or any of its subsidiaries, (a) under any outstanding indenture, mortgage, contract, lease or other agreement to which it is a party or by which it is bound which might result in a material adverse effect on the financial condition, results of operations, business, or prospects of the Company or any of its subsidiaries; (b) under any provision of its Certificate of Incorporation or Bylaws or other organizational documents which might result in a material adverse effect on the financial condition, results of operations, business or prospects of the Company or any of its subsidiaries; or
(c) under any agreement with federal or state regulatory authorities. The Company and its subsidiaries do not have outstanding any power of attorney granted by the Company or any subsidiary, except routine powers of attorney relating to representation before governmental agencies or given in connection with qualification to conduct business in another jurisdiction.

     2.11 Approvals; Validity of Agreement. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby. Shareholders holding voting common stock of the Company are the only shareholders with the power to consider and vote upon the transactions herein described. The undersigned common shareholders of the Company (as defined above, the "Affiliate

Shareholders") have joined into the execution hereof to evidence their approval of the Merger, and to evidence their agreement to vote their shares in favor of the adoption of this Agreement at the special shareholders' meeting to be called to consider this Agreement. The Affiliate Shareholders own beneficially and of record not less than 13.9% of the outstanding common stock of the Company. Provided required approval is obtained as and to the extent required from applicable regulatory authorities, including the Federal Reserve Board and the Banking Department, and the Series A Preferred Stock is redeemed prior to the merger of FFSB with and into State Bank, the execution, delivery and performance of this Agreement and the consummation of the Merger, and the merger of FFSB with and into State Bank, will not, except as set forth on Schedule 2.11, conflict with, result in the breach of, constitute a default under or accelerate the performance provided by, (i) the terms of any law, order, rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which the Company or any subsidiary thereof may be subject; (ii) any material contract, agreement or instrument to which the Company or any subsidiary thereof is a party or pursuant to which the Company or any subsidiary is bound; or (iii) the Certificate or Bylaws of the Company or the Charter or Bylaws of FFSB. Provided required approval is obtained (as and to the extent required) from applicable regulatory authorities, including the Federal Reserve Board and the Banking Department, and provided that the shareholders of the Company vote to adopt this Agreement, and the Series A Preferred Stock is redeemed prior to the merger of FFSB with and into State Bank, no consent or approval or other action by any party (including specifically but without limitation any party to a contract to which the Company or FFSB is subject), other than Texas United, TUN, TUA and State Bank is required for the execution, delivery and performance of this Agreement and consummation of the Merger, for the merger of the Company with and into TUN or for the merger of FFSB with and into State Bank, as herein contemplated. The execution, delivery and performance of this Agreement and the consummation of the Merger, the merger of the Company with and into TUN and the merger of FFSB with and into State Bank, will not result in the creation of any lien, charge or encumbrance upon any of the assets or properties of the Company or its subsidiaries or upon any of the stock of the Company or its subsidiaries. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

     2.12 Insurance. The Company and its subsidiaries have insurance coverage with reputable insurers in amounts, types and risks as companies or institutions of similar size engaged in similar businesses would customarily be insured and have maintained all insurance required by their agreements and applicable laws and regulations. FFSB's accounts are insured by the FDIC to the extent permitted by law, and FFSB has paid all premiums required to be paid and is in compliance with the applicable regulations of the FDIC.

     2.13 Absence of Adverse Judgments, etc. Except for the supervisory agreement between FFSB and the OTS, neither the Company nor any of its subsidiaries is subject to any judgment, order, decree, rule or regulation of any court or other governmental agency or authority which materially and adversely affects or in the future is reasonably likely to materially and adversely affect the financial condition, results of operations, business or prospects of the Company or any subsidiary of the Company.

     2.14 Absence of Certain Changes. Except as set forth in Schedule 2.14, since September 30, 2000 to the date hereof, the Company and its subsidiaries have not (i) issued or sold any capital stock of the Company or any of its subsidiaries, or any corporate debt obligations (except certificates of deposit, letters of credit, cashier's checks, acknowledgments of indebtedness incident to borrowings from the Federal Reserve Bank and the Federal Home Loan Bank of Dallas and other documents and instruments issued in the ordinary course of banking business of FFSB); (ii) granted any options for the purchase of its capital stock; (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock, or directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) incurred or assumed any obligations or liabilities (absolute or contingent), except obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected to lien or encumbrances (other than statutory liens not yet delinquent) any of its assets or properties; (v) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities included in the Company Audited Financial Statements as of September 30, 2000, current liabilities incurred since the date thereof in the ordinary course of business and liabilities incurred in carrying out the transactions contemplated by this Agreement; (vi) sold, exchanged or otherwise disposed of any of its capital assets other than in the ordinary course of business; (vii) forgiven or canceled any material debts or claims, or waived any material rights; (viii) entered into any employment contract with any officer or salaried employee or instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; (ix) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, property or assets or waived any rights of value which in the aggregate are material; (x) except in the ordinary course of business, entered into or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights; (xi) made any material change in the conduct of its business, whether entered into or made in the ordinary course of business or otherwise; (xii) granted to any director or officer, or any employee, any increase in compensation in any form in excess of the amount thereof in effect as of September 30, 2000 or any severance or termination pay, or entered into any written employment agreement, trust, fund or other arrangement for the benefit of any such director, officer or employee, whether or not legally binding; (xiii) suffered any loss of officers, employees, suppliers or customers that materially and adversely affects the business, operations or prospects of the Company or any of its subsidiaries; or (xiv) entered into any transaction outside the ordinary course of business except as expressly contemplated by this Agreement. Except as set forth in Schedule 2.14 or in the Company Financial Statements as at September 30, 2001, since September 30, 2000, there has been no material adverse change in the Company or FFSB.

     2.15 Agreements with Directors, Officers and Stockholders. Except as set forth in the FFSB Related Party Transaction List or Schedule 2.15, no director, executive officer, stockholder or affiliate of any such person has during the period from September 30, 2000 to the date of this Agreement been a party to any material transaction with the Company or any subsidiary of the Company. For purposes of this section, the term "transaction" shall be understood to include all business dealings involving any payments made or to be made to any person by the Company or any subsidiary, exclusive of routine compensation arrangements that are fully reflected by appropriate corporate minutes and included in the Company Financial Statements. All such transactions with directors, executive officers, 1% stockholders and affiliates are fully and appropriately summarized on the FFSB Related Party Transaction list. None of such transactions have been outside of the ordinary course of business, and, except as set forth on the FFSB Related Party Transaction List, neither the Company nor any subsidiary thereof has any commitments, written or oral, to lend any funds to any such person.

     2.16 Affiliated Corporations. The Company knows of no arrangement whereby the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of the Company or for the shareholders of the Company.

     2.17  Regulatory Matters and Examination Reports.  Except as set forth in
Schedule 2.17, neither the Company nor any of its subsidiaries has any currently outstanding formal or informal agreements, orders, arrangements or understandings with the Federal Reserve Board, the FDIC, the OTS, the SEC, the Texas State Securities Board or any other regulatory authority (collectively, the "Regulatory Authorities"), nor does the Company or any subsidiary have any examination pending by any applicable Regulatory Authorities nor has the Company or any subsidiary been notified of any proposed examination by any Regulatory Authorities. To the extent permitted by law, the Company has provided to Texas United complete and correct copies of (i) all examination reports by Regulatory Authorities forwarded to the Company or any subsidiary since December 31, 1998;
(ii) any correspondence between the Company or any subsidiary and such agencies during such periods, and (iii) any agreements, arrangements or understandings between the Company or any subsidiary and such agencies, including any agreements, arrangements or understandings arising out of or related to any such examinations.

     2.18 Compliance with Applicable Law. The Company and its subsidiaries and the conduct of their respective business are not in violation of any applicable law, statute, order, rule or regulation promulgated by, or judgment entered by, any federal, state, or local court or governmental authority relating to the operation, conduct or ownership of the business and property of the Company or any subsidiary, which violation might result in any material adverse change in the condition, business, prospects, properties or assets of the Company or its subsidiaries.

     2.19 Disclosure. Neither the Company Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by the Company pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.20 Finders. Except as described in Schedule 2.20, neither the Company nor any subsidiary has engaged or directly or indirectly obligated itself to anyone acting as a broker, finder, or in any other similar capacity in connection with the transactions contemplated by this Agreement.

     2.21 Community Reinvestment Act. FFSB is in material compliance with the Community Reinvestment Act (12 U.S.C. sec. 2901 et seq.) ("CRA") and all regulations promulgated thereunder, and the Company has supplied Texas United with copies of FFSB's current CRA Statement, all support papers therefor, all letters and written comments received by FFSB since September 30, 2000 pertaining thereto and any responses by FFSB to such comments. FFSB has a rating of "satisfactory" as of its most recent CRA compliance examination and the Company knows of no reason why it would not receive a rating of "satisfactory" or better pursuant to its next CRA compliance examination or why the OTS or any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Company under the CRA.

     2.22 Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act. The Company and FFSB are in material compliance with the Fair Housing Act (42 U.S.C. sec. 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. sec. 2801 et seq. and the Equal Credit Opportunity Act (15 U.S.C. sec. 1691 et seq.) and all regulations promulgated thereunder. Neither the Company nor FFSB has received any notices which are currently outstanding of any violation of said Acts or any of the regulations promulgated thereunder, nor does the Company or FFSB have any notice of, or knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to FFSB's compliance with said Acts.

     2.23 Usury Laws and Other Consumer Compliance Laws. All loans of FFSB have been made substantially in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Texas usury statutes as they are currently interpreted, Regulation Z (12 C.F.R. sec. 226 et seq.) issued by the Federal Reserve Board, the Federal Consumer Credit Protection Act (15 U.S.C. sec. 1601 et seq.), the Texas Consumer Credit Code (Tex. Rev. Civ. Stat. Ann. art. 5069-2.01, et seq.) and all statutes governing the operation of federally chartered savings banks located in Texas. Each loan on the books of FFSB was made or acquired in the ordinary course of FFSB's business.

     2.24 Bank Secrecy Act. FFSB is in material compliance with the Bank Secrecy Act (12 U.S.C. sec.sec. 1730(d) and 1829(b)) and all regulations promulgated thereunder, and FFSB has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, FFSB has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including, but not limited to, any requisite Custom Reports required by any agency of the United States Treasury Department, including but not limited to the Internal Revenue Service.

     2.25 Zoning and Related Laws. All real property owned by the Company or FFSB and the use thereof materially complies with all applicable laws, ordinances, regulations, orders or requirements, including without limitation, building, zoning and other laws.

     2.26 Securities Laws. Except as set forth on Schedule 2.26, the Company and its subsidiaries and their officers, employees and agents are now, and at all times in the past have been, in compliance in all material respects with all applicable federal and state securities laws and any regulations promulgated thereunder. The Company and its subsidiaries and their officers, employees and agents have complied with, and currently hold, all necessary licenses and permits required under any federal or state securities law or regulation to conduct any securities activities in which the Company, any of its subsidiaries or their respective officers, employees, or agents are now engaged or have been engaged in the past.

     2.27 Regulatory Approvals. The Company has no reason to believe that it will not be able to obtain all requisite regulatory approvals necessary to consummate the Merger as set forth in this Agreement.

     2.28 Statements True and Correct. None of the information supplied or to be supplied by the Company for inclusion in proxy statement or any other documents to be filed with the SEC, the Federal Reserve Board, the OTS or any other banking or Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and with respect to such proxy statement, when first mailed to the shareholders of the Company, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC, the Federal Reserve Board, the OTS or any other Regulatory Authority in connection with the transactions contemplated hereby will, to the best of the Company's knowledge, comply as to form in all material respects with the provisions of applicable law and any rules and regulations thereunder.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF TEXAS UNITED

     Texas United represents and warrants to, and covenants and agrees with, the Company as follows:

     3.1 Organization and Operation of Texas United. Texas United is a Texas corporation, duly organized, validly existing and in good standing under the laws of the state of Texas, and has full power and authority (including all material licenses, franchises, permits and other governmental authorizations which are legally required) to own its properties and to engage in the business and activities now conducted by it, including its direct ownership of TUN, TCWA and the Trust and its indirect ownership of State Bank and CTB. Texas United is duly registered as a bank holding company with the Federal Reserve Board and is operated in substantial compliance with applicable Federal Reserve Board regulations. Texas United is not a reporting company under the 1934 Act, but will become such prior to the Closing Date. True and complete copies of the Articles of Incorporation and Bylaws of Texas United as amended to date, have been delivered to the Company. The only business of Texas United is its ownership and operation of its subsidiaries, TUN, State Bank, CTB, TCWA and the Trust. Except as described on Schedule 3.1, Texas United has no liabilities, liquidated or unliquidated, fixed or contingent, and has no assets other than its ownership of all of the capital stock of TUN. Without limiting the generality of the foregoing, except as described on Schedule 3.1, Texas United is not a member of any joint venture or partnership and Texas United does not own the securities of any other entity other than as herein described. Texas United is operated in substantial compliance with all regulations, limitations and requirements applicable to companies subject to the Bank Holding Company Act of 1956, as amended, including as amended by the Gramm-Leach-Bliley Act.

     3.2 Capitalization and Ownership. The authorized capital stock of Texas United consists of 500,000 shares of preferred stock, no par value, none of which is outstanding and 3,000,000 shares of Texas United Common Stock, of which a total of 2,502,145 shares (the "Texas United Shares") are outstanding, all of which have been validly issued and outstanding, are fully paid and nonassessable. The Texas United Shares have not been issued in violation of the preemptive rights of any stockholder. Schedule 3.2 lists all Texas United Shares owned, directly or indirectly by directors, executive officers and any person known to Texas United to own 1% or more of the outstanding capital stock of Texas United, and any affiliate of any such person as that term is defined for purposes of the 1934 Act and regulations promulgated thereunder.

     3.3 Outstanding Options. There are no outstanding options, warrants, conversion rights, calls or commitments of any kind obligating Texas United, TUN, State Bank, CTB, TCWA or the Trust, or any other direct or indirect subsidiary of Texas United, to issue, directly or indirectly, additional shares of capital stock, and no authorization therefor has been given, except that there are outstanding options to acquire an aggregate of 258,750 shares of Texas United Common Stock. Neither Texas United, TUN, State Bank, CTB, TCWA nor the Trust has any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock.

     3.4  Financial Statements, Records, Reports and Filings.

        3.4.1 Texas United has delivered to the Company (i) the audited consolidated balance sheet of Texas United and its subsidiaries as of December 31, 2000, 1999 and 1998 (the "Balance Sheet"), and (ii) the related audited consolidated statements of income, changes in stockholders' equity and changes in cash flow for the years then ended, together with the notes thereto, accompanied by the report thereon of the independent certified public accountant who examined such statements (the "Texas United Audited Financial Statements"). Except to the extent qualified by the report of the independent accountant thereon, the Texas United Audited Financial Statements fairly present the financial position of Texas United and its subsidiaries as of the dates thereof and the results of its operations for the periods indicated in conformity with generally accepted accounting principles applied on a consistent basis. To the best knowledge of Texas United, audits of Texas United and its subsidiaries have been conducted in accordance with generally accepted auditing standards. In addition, Texas United has delivered to the Company the unaudited consolidated balance sheet of Texas United and its subsidiaries as of September 30, 2001, and the related unaudited statements of income for the nine-month period then ended. All of the financial statements described in this paragraph are collectively referred to hereinafter as the "Texas United Financial Statements." The Texas United Financial Statements fairly present the financial position of Texas United and its subsidiaries as of the date thereof and the results of their respective operations for the period indicated in conformity with generally accepted accounting principles applied on a consistent basis, except in the case of unaudited financial statements for the absence of footnotes and normal year end adjustments. Except as described in the accountant's reports thereon, the Texas United Audited Financial Statements do not, as of the dates thereof, include any material assets or omit to state any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, materially misleading. Without limiting the generality of the foregoing, Texas United specifically represents to the Company that Texas United and its subsidiaries have no liabilities, either accrued, contingent or otherwise, which, individually or in the aggregate, are material, which have not been reflected in the Texas United Financial Statements, other than those (a) incurred since December 31, 2000 which would be reflected in footnotes to financial statements prepared in accordance with generally accepted accounting principles consistently applied, (b) incurred in the ordinary course of business since September 30, 2001, and (c) expenses related to the transactions contemplated by this Agreement. Any material liabilities, accrued, contingent or otherwise, which have been incurred since December 31, 2000, are contained in the books and records of Texas United and its subsidiaries, which books and records have been made available to the Company for its review.

        3.4.2 The books and records of Texas United and its subsidiaries reflect the material transactions to which they are or were a party or by which their properties are or were bound, and, to the extent applicable, such books and records are and have been properly kept and maintained in accordance with the law and with generally accepted accounting principles consistently applied. As of the date hereof and as of the Closing, all of the minute books of Texas United and its subsidiaries are and will be complete and accurate in all material respects and current.

        3.4.3 Texas United and each of its subsidiaries has filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the Banking Department and (iv) the SEC. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.5 Litigation and Compliance. No claims have been asserted and no relief has been sought against Texas United or any of its subsidiaries in any pending litigation or governmental proceedings or otherwise which might result in a judgment, decree or order having a material adverse effect on the financial condition, results of operations, business or prospects of Texas United or any of its subsidiaries. Texas United and its subsidiaries have complied with, and are presently in compliance with, all laws and regulations pertaining to consumer credit and truth in lending in all material respects. The management of Texas United and its subsidiaries is not aware of any material violation by Texas United or any subsidiary of Texas United of any of the foregoing. Texas United and its subsidiaries are in substantial compliance with all other laws, all rules and regulations of governmental agencies and authorities and any judgments, orders or decrees which by their terms apply to any of them. All material permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals necessary for the conduct of the business of Texas United and its subsidiaries have been duly obtained and are in full force and effect, and there are no proceedings pending or, to Texas United's knowledge, threatened which may result in the revocation, cancellation, suspension or adverse modification of any thereof

     3.6 Approvals; Validity of Agreement. The Board of Directors of Texas United has approved this Agreement and the transactions contemplated hereby. No approval of this Agreement or the transactions contemplated hereby is required by the shareholders of Texas United Provided required approval is obtained to the extent required from applicable regulatory authorities, including the Federal Reserve Board and the Banking Department, the execution, delivery and performance of this Agreement and the consummation of the Merger, and the merger of FFSB with and into State Bank, will not conflict with, result in the breach of, constitute a default under or accelerate the performance provided by, (i) the terms of any law, order, rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which Texas United or any subsidiary thereof may be subject; (ii) any material contract, agreement or instrument to which Texas United or any subsidiary thereof is a party or pursuant to which Texas United or any subsidiary is bound; or (iii) the Articles of Incorporation or Bylaws of Texas United or the corporate charter or bylaws of any of its subsidiaries. Provided required approval is obtained (as and to the extent required) from applicable regulatory authorities, including the Federal Reserve Board and the Banking Department, no consent or approval or other action by any party (including specifically but without limitation any party to a contract to which Texas United, TUN, State Bank, CTB, TCWA or the Trust is subject) is required for the execution, delivery and performance of this Agreement and consummation of the Merger, for the merger of the Company with and into TUN or for the merger of FFSB with and into State Bank, as herein contemplated. The execution, delivery and performance of this Agreement and the consummation of the Merger, the merger of the Company with and into TUN and the merger of FFSB with and into State Bank, will not result in the creation of any lien, charge or encumbrance upon any of the assets or properties of Texas United or its subsidiaries or upon any of the stock of Texas United or its subsidiaries. This Agreement constitutes the legal, valid and binding obligation of Texas United, enforceable against Texas United in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Texas United shall cause TUN, TUA and State Bank to take all necessary action to approve the transactions contemplated by this Agreement (to the extent applicable to each of them) and to consummate such transactions.

     3.7 Absence of Adverse Judgments. Neither Texas United nor any subsidiary thereof is a subject to any judgment, order, decree, rule or regulation of any court or other governmental agency or authority which materially and adversely affects or in the future may materially and adversely affect the financial condition, results of operations, business or prospects of Texas United or any subsidiary of Texas United.

     3.8 Absence of Certain Changes. Except as set forth in Schedule 3.8, since December 31, 2000 to the date hereof, Texas United and its subsidiaries have not (i) issued or sold any capital stock of Texas United or any of its subsidiaries, or any corporate debt obligations (except certificates of deposit, letters of credit, cashier's checks, acknowledgments of indebtedness incident to borrowings from the Federal Reserve Bank and other documents and instruments issued in the ordinary course of banking business of State Bank and CTB);

(ii) granted any options for the purchase of its capital stock; (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock, or directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) incurred or assumed any obligations or liabilities (absolute or contingent), except obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected to lien or encumbrances (other than statutory liens not yet delinquent) any of its assets or properties; (v) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities included in the Texas United Audited Financial Statements as at December 31, 2000, current liabilities incurred since the date thereof in the ordinary course of business and liabilities incurred in carrying out the transactions contemplated by this Agreement; (vi) sold, exchanged or otherwise disposed of any of its capital assets other than in the ordinary course of business; (vii) forgiven or canceled any material debts or claims, or waived any material rights; (viii) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, property or assets or waived any rights of value which in the aggregate are material;
(ix) except in the ordinary course of business, entered into or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights; (x) made any material change in the conduct of its business, whether entered into or made in the ordinary course of business or otherwise; (xi) suffered any loss of officers, employees, suppliers or customers that materially and adversely affects the business, operations or prospects of Texas United or any of its subsidiaries; or (xii) entered into any transaction outside the ordinary course of business except as expressly contemplated by this Agreement. Since December 31, 2000, there has been no material adverse change in Texas United or any of its subsidiaries.

     3.9 Affiliated Corporations. Texas United knows of no arrangement whereby the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of Texas United or for the shareholders of Texas United.

     3.10 Regulatory Matters and Examination Reports. Neither Texas United nor any of its subsidiaries has any currently outstanding formal or informal agreements, arrangements or understandings with the Federal Reserve Board, the FDIC, the SEC, the Texas State Securities Board or any other Regulatory Authority, nor does Texas United or any subsidiary have any examination pending by any applicable Regulatory Authorities nor has Texas United or any subsidiary been notified of any proposed examination by any Regulatory Authorities, except that Texas United is aware that a regulatory examination of its subsidiaries may commence in January, 2002. To the extent permitted by law, Texas United has provided to the Company complete and correct copies of (i) all examination reports by Regulatory Authorities forwarded to Texas United or any subsidiary since December 31, 1998; (ii) any correspondence between the Texas United or any subsidiary and such agencies during such periods, and (iii) any agreements, arrangements or understandings between Texas United or any subsidiary and such agencies, including any agreements, arrangements or understandings arising out of or related to any such examinations.

     3.11 Compliance with Applicable Law. Texas United and its subsidiaries and the conduct of their respective business are not in violation of any applicable law, statute, order, rule or regulation promulgated by, or judgment entered by, any federal, state, or local court or governmental authority relating to the operation, conduct or ownership of the business and property of Texas United or any subsidiary, which violation might result in any material adverse change in the condition, business, prospects, properties or assets of Texas United or its subsidiaries.

     3.12 Disclosure. Neither the Texas United Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Texas United pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.13 Finders. Neither Texas United nor any subsidiary has engaged or directly or indirectly obligated itself to anyone acting as a broker, finder, or in any other similar capacity in connection with the transactions contemplated by this Agreement.

     3.14 Statements True and Correct. None of the information supplied or to be supplied by Texas United for inclusion in the Registration Statement, proxy statement or any other documents to be filed with the SEC, the Federal Reserve Board or any other banking or Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and with respect to such proxy statement, when first mailed to the shareholders of the Company, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that Texas United is responsible for filing with the SEC, the Federal Reserve Board or any other Regulatory Authority in connection with the transactions contemplated hereby will, to the best of Texas United's knowledge, comply as to form in all material respects with the provisions of applicable law and any rules and regulations thereunder.

     3.15 Regulatory Approvals. Texas United has no reason to believe that it will not be able to obtain all requisite regulatory approvals necessary to consummate the Merger.

     3.16  Loans.

        3.16.1 All loans included in the assets of Texas United and its subsidiaries, including specifically State Bank, and all commitments to make loans (which includes leasing transactions and off balance sheet lending transactions such as letters of credit and which constitutes all of the lending business of Texas United), have been made in the ordinary course of business of Texas United and its subsidiaries and except as set forth on Schedule 3.16.1, do not, to the knowledge of management of Texas United, present more than the normal risk of uncollectibility or other unfavorable features.

        3.16.2 All loans to directors, officers and beneficial owners of 5% or more of the outstanding capital stock of Texas United and loans to any person or company related to or affiliated with any such person, are listed on the related party transaction list provided to the Company by Texas United (and marked for identification by Texas United and the Company), which listing is herein called the "State Bank Related Party Transaction List". The loans listed on the State Bank Related Party Transaction List have been made in the ordinary course of business, on commercially reasonably terms comparable to terms extended to unaffiliated parties, and do not present more than the normal risk of uncollectibility or other unfavorable features.

        3.16.3 The reserves for loan losses of State Bank (which constitute the total reserves of Texas United) have been calculated in accordance with all applicable rules and regulations. The reserve for loan losses shown on the Texas United balance sheet as of September 30, 2001 is adequate in accordance with generally accepted accounting principles consistently applied to provide for all losses on loans outstanding as of such date.

     3.17 Environmental Matters. To the knowledge of Texas United, neither any Environmental Hazards nor any Hazardous Materials Contamination exist on any real property owned by Texas United and its subsidiaries (including any owned by and used in connection with the business of Texas United or any subsidiary of Texas United and any foreclosed properties owned by State Bank), or on any real property used by Texas United or any subsidiary in connection with its business or on any adjacent property, as a result of any Environmental Hazards on or emanating from such real property.

     3.18 Taxes. Texas United and its subsidiaries have filed with the appropriate governmental agencies all federal, state and local income, franchise, excise, real and personal property and other tax returns and reports which are required to be filed, and neither Texas United nor any subsidiary of Texas United is delinquent in the payment of any taxes shown on such returns or reports. Texas United has no examination pending by the Internal Revenue Service, the Texas Comptroller of Public Accounts, or any other taxing authority, nor has Texas United been notified of any proposed examination. There are included in the Texas United balance sheet as of September 30, 2001 reserves adequate in the reasonable opinion of management for the payment of all accrued but unpaid federal, state and local taxes of Texas United and its subsidiaries, including all income, franchise, ad valorem and other taxes, and all interest and penalties, whether or not disputed, for the period ended September 30, 2001, and for all fiscal years prior thereto. Neither Texas United nor any subsidiary of Texas United has executed or filed with the Internal Revenue Service, the Comptroller of Public Accounts of the State of Texas or any other taxing authority any agreement which is currently outstanding extending the period for assessment and collection of any tax, nor is Texas United nor any subsidiary a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessment or collection of taxes been asserted against any of them.

     3.19 Agreements with Directors, Officers and Stockholders. Except as set forth in the State Bank Related Party Transaction List, no director, executive officer, stockholder or affiliate of any such person has during the period from December 30, 2000 to the date of this Agreement been a party to any material transaction with Texas United or any subsidiary of Texas United. For purposes of this section, the term "transaction" shall be understood to include all business dealings involving any payments made or to be made to any person by Texas United or any subsidiary, exclusive of routine compensation arrangements that are fully reflected by appropriate corporate minutes and included in the Texas United Financial Statements. All such transactions with directors, executive officers, 1% stockholders and affiliates are fully and appropriately summarized on the State Bank Related Party Transaction List. None of such transactions have been outside of the ordinary course of business, and, except as set forth on the State Bank Related Party Transaction List, neither Texas United nor any subsidiary thereof has any commitments, written or oral, to lend any funds to any such person.

     3.20 Community Reinvestment Act. State Bank is in material compliance with the CRA and all regulations promulgated thereunder, and Texas United has supplied the Company with copies of State Bank's current CRA Statement, all support papers therefor, all letters and written comments received by State Bank since December 31, 2000 pertaining thereto and any responses by State Bank to such comments. State Bank has a rating of "satisfactory" as of its most recent CRA compliance examination and Texas United knows of no reason why it would not receive a rating of "satisfactory" or better pursuant to its next CRA compliance examination or any Regulatory Authority or any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of Texas United under the CRA.

     3.21 Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act. Texas United and State Bank are in material compliance with the Fair Housing Act (42 U.S.C. sec. 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. sec. 2801 et seq. and the Equal Credit Opportunity Act (15 U.S.C. sec. 1691 et seq.) and all regulations promulgated thereunder. Neither Texas United nor State Bank has received any notices which are currently outstanding of any violation of said Acts or any of the regulations promulgated thereunder, nor does Texas United or State Bank have any notice of, or knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to State Bank's compliance with said Acts.

     3.22 Usury Laws and Other Consumer Compliance Laws. All loans of State Bank have been made substantially in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Texas usury statutes as they are currently interpreted, Regulation Z (12 C.F.R. sec. 226 et seq.) issued by the Federal Reserve Board, the Federal Consumer Credit Protection Act (15 U.S.C. sec. 1601 et seq.), the Texas Consumer Credit Code (Tex. Rev. Civ. Stat. Ann. art. 5069-2.01, et seq.) and all statutes governing the operation of national banks located in Texas. Each loan on the books of State Bank was made or acquired in the ordinary course of State Bank's business.

     3.23 Bank Secrecy Act. State Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. sec.sec. 1730(d) and 1829(b)) and all regulations promulgated thereunder, and State Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, State Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including, but not limited to, any requisite Custom Reports required by any agency of the United States Treasury Department, including but not limited to the Internal Revenue Service.

     3.24 Securities Laws. Texas United and its subsidiaries and their officers, employees and agents are now, and at all times in the past have been, in compliance in all material respects with all applicable federal and state securities laws and any regulations promulgated thereunder. Texas United, its subsidiaries and their respective officers, employees and agents have complied with, and currently hold, all necessary licenses and permits required under any federal or state securities law or regulation to conduct any securities activities in which Texas United, its subsidiaries or their respective officers, employees, or agents are now engaged or have been engaged in the past.

                                   ARTICLE 4

                                INDEMNIFICATION

     4.1 Indemnification by the Company. The Company hereby agrees to indemnify, defend and hold harmless Texas United, and its officers, directors, employees, agents and attorneys from and against any and all losses, claims, damages, expenses or liabilities to which Texas United or its subsidiaries may become subject (including any arising as a result of the consummation of the transaction described in this Agreement and any arising under the 1934 Act or any rule, order or regulation pursuant thereto), arising out of or based upon:

          (i) Any willful material breach of a representation, warranty, covenant or agreement of the Company in this Agreement or any willful material breach in the performance thereof;

          (ii) any misleading or untrue statement of a material fact by or on behalf of the Company or any subsidiary thereof, or any omission of a material fact necessary in order to make any statements made by or on behalf of the Company, in light of the circumstances under which they were made, not misleading, including any such statement or omission in the context of solicitation by the Company of proxies for adoption of this Agreement by the shareholders of the Company;

          (iii) any irregularity or improper procedure in connection with the solicitation of proxies and obtaining shareholder adoption of this Agreement; and

          (iv) any disclosure by any officer, director, shareholder or present or former employee of the Company or any subsidiary thereof of any confidential information related to Texas United or any subsidiary or their respective business (including confidential customer information).

     4.2 Indemnification by Texas United. Texas United hereby agrees to indemnify, defend and hold harmless the Company and its officers, directors, employees, agents and attorneys from and against any and all losses, claims, damages, expenses or liabilities to which the Company may become subject (including any arising as a result of the consummation of the transaction described in this Agreement and any arising under the 1934 Act, or any rule, order or regulation pursuant thereto), arising out of or based upon:

          (i) Any willful material breach of a representation, warranty, covenant or agreement of Texas United in this Agreement or any willful material breach in the performance thereof; and

          (ii) any misleading or untrue statement of a material fact by or on behalf of Texas United or any subsidiary thereof, or any omission of a material fact necessary in order to make any statements made by or on behalf of Texas United, in light of the circumstances under which they were made, not misleading; or

          (iii) any disclosure by any officer, director, shareholder or present or former employee of Texas United or any subsidiary thereof of any confidential information related to the Company or any subsidiary or their respective business (including confidential customer information).

     4.3 Extension to Other Parties. Each of Texas United and the Company (to the extent of an indemnification obligation hereunder, herein referred to as the "Indemnifying Party") will indemnify the other and each of such other party's directors, officers and each person who "controls" such other party within the meaning of such term as used in Section 15 of the 1933 Act (such persons being herein called the "Indemnified Parties") and will defend and hold the Indemnified Parties harmless from and against any and all losses, claims, damages, expenses, or liabilities to which the Indemnified Parties may become subject under the common law or otherwise insofar as:

        4.3.1 such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any communications to shareholders, or any application or statement filed pursuant to this Agreement or arising out of or based upon the omission or alleged omission to state therein a material fact necessary in order to make the statement therein, in the light of the circumstances in which they were made, not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished by the party against whom indemnification is sought hereunder for use therein; and

        4.3.2 such losses, claims, damages, expenses, or liabilities are incurred by the Indemnified Parties (or are losses, claims, damages, expenses or liabilities with respect to which the Indemnified Parties become subject), under the common law or otherwise, arising out of or in any way attributable to the willful material breach of any warranty or representation made by such party herein or pursuant to the terms hereof, or the willful failure of such party to perform any covenant or obligation contained in this Agreement.

     4.4 Legal and Other Costs. The indemnification obligations contained herein shall expressly include the obligation of the Indemnifying Party to reimburse the Indemnified Party for any legal or other expenses (including counsel fees) reasonably incurred by them in connection with investigating or defending against any and all such losses, claims, damages, expenses, liabilities or actions whether or not resulting in any liability.

     4.5 Notices and Participation Rights. The Indemnified Parties shall, within twenty (20) days after the receipt by them of any notice of any claim or of the commencement of any litigation in respect of which indemnity may be sought hereunder, notify the Indemnifying Party thereof. The omission to notify the Indemnifying Party of any such claim or litigation shall relieve the Indemnifying Party from any liability which it may have under the indemnity agreement contained herein, but shall not relieve the Indemnifying Party from any other liability which it may have to the Indemnified Parties, other than that raised in any such claim or litigation explicitly or by reasonable implication or that which may estop the Indemnifying Party from raising and effecting some defense it might otherwise have raised had such notice been properly given. If any such litigation shall be brought against the Indemnified Parties and if the Indemnified Parties shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled, unless in the opinion of counsel to the Indemnified Party there exist issues as to which the interests of the Indemnified Parties are adverse, to participate in (and, to the extent that it shall wish, to direct) the defense thereof at its own expense, but such defense shall be conducted by counsel satisfactory to the Indemnified Parties.

     4.6 Survival. The indemnity agreement contained in this Article shall survive any investigation made by or on behalf of any Indemnified Party but shall expire and terminate at the Effective Time.

                                   ARTICLE 5

                            COVENANTS OF THE COMPANY

     The Company covenants and agrees with Texas United as follows:

     5.1 Shareholder Approval by the Company; Best Efforts. Subsequent to the execution and delivery of this Agreement, in conjunction with a Registration Statement to be filed with the SEC by Texas United, the Company agrees to submit this Agreement to the shareholders of the Company, for their adoption, in accordance with applicable provisions of law, including Schedule 14A and other proxy solicitation regulations of the SEC. The Board of Directors of the Company agrees to recommend that the Company shareholders adopt this Agreement; provided if such Board concludes by at least a majority vote of its entire membership that the making of such recommendation would result in a violation of its fiduciary duties to the Company shareholders under Delaware law (as determined in good faith after the receipt of advice from outside counsel), then such Board may withdraw, modify or change such recommendation. This Agreement and the proposed merger of FFSB with and into State Bank have already been approved by the Board of Directors of the Company and FFSB. The Company will take all reasonable action to aid and assist in the consummation of the Merger and the transactions contemplated hereby, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals from, all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement.

     5.2 Company Periodic Reports, Proxy Statement and Other Information. The Company agrees to provide, to the extent permitted by law, any and all information, documentation and assistance as may be requested by Texas United for purposes of preparation of (i) communications with shareholders of Texas United pending the Closing, (ii) the proxy statement related to obtaining the adoption by the Company shareholders of this Agreement; and (iii) any prospectus, private placement memorandum or other document required in connection with any public or private offering of securities by Texas United (collectively, the "Company Information"). The Company hereby represents and warrants that the Company Information will, to the best of its knowledge, be true, correct and complete in all material respects without omission of any material fact required to be stated to make the Company Information not misleading.

     5.3 Access by Texas United. From and after the date of this Agreement, the Company shall afford to the officers, attorneys, accountants and other authorized representatives of Texas United full and free access to the properties, books, contracts, commitments and records of the Company and its subsidiaries, at all reasonable times during business hours, and such representatives of Texas United shall be furnished with true and complete copies of the same and with all other information concerning the affairs of the Company and its subsidiaries as such representatives may reasonably request.

     5.4 Environmental Inspection. The Company expressly agrees to supply Texas United with historical and operational information regarding the real properties owned or operated by, or used in connection with the operation of the business of, the Company and its subsidiaries, and any premises heretofore used in connection with the operation of such business, and any other properties included in the Real Property, including (but not limited to) any environmental tests or surveys made of such properties. The Company agrees to cooperate (and to cause its subsidiaries to cooperate) with any reasonable request of Texas United related to site assessment or site review related to any environmental matter or investigation, including making available such personnel of the Company and its subsidiaries as Texas United may reasonably request. At Texas United's discretion, Texas United may arrange for one or more independent contractors to conduct tests of the Real Property and any other premises now or heretofore used in connection with the business of the Company and its subsidiaries in order to identify any presence of, or present or past release or threatened release of, any waste materials or any chemical substances, including, without limitation, any Environmental Hazards. Any such test may be done at any time, or from time to time, upon reasonable notice and under reasonable conditions, which do not impede the performance of the tests. Such tests may include both above and below ground testing for environmental damages or the presence of Environmental Hazards or Hazardous Material Contamination or such other tests as Texas United may deem reasonably necessary. Any and all costs of third parties associated with obtaining such information shall be borne solely by Texas United. In the event such tests indicate the presence of Hazardous Material Contamination and the cost of removing such Hazardous Material Contamination shall exceed $100,000, then Texas United shall have the right to terminate this Agreement under section 10.1.3(iii) hereof.

     5.5  Action by the Company Prior to Closing.

        5.5.1 From and after the date of this Agreement until the Closing Date, the Company will (and the Company will cause each of its subsidiaries to):

          (i) carry on its business substantially the same manner as it is presently conducted;

          (ii) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty, and not make or commit to make any capital expenditure outside of the ordinary course of business and not make or commit to make any capital expenditure (whether or not in the ordinary course of business) in excess of $5,000 in any single transaction and $25,000 in the aggregate other than emergency repairs and replacements;

          (iii) use best efforts to maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

          (iv) perform all of its obligations under contracts, leases and documents relating to or affecting its assets, properties and business;

          (v) use its best efforts to maintain and preserve its business organization intact, to retain its present officers and employees and to maintain its relationships with customers;

          (vi) use its best efforts to fully comply with and perform all obligations and duties imposed upon it by all federal and state laws and all rules, regulations and orders imposed by federal or state governmental authorities;

          (vii) maintain its books of account and records in the usual, regular and orderly manner consistent with generally accepted accounting principles and practices, consistently applied, and prudent banking practices;

          (viii) not issue or sell any additional shares of its stock or securities convertible into shares of such stock or options or other commitments for the issuance of shares of such stock or securities other than pursuant to the exercise of Company Stock Options and Warrants;

          (ix) except with the prior written consent of Texas United (which consent shall not be unreasonably withheld with respect to matters in the normal course of business), will not increase in any manner the compensation of any of its directors, officers or employees, or pay or agree to pay any pension or retirement allowance not required by an existing plan or agreement, to any such persons, or commit itself to any pension, retirement or profit-sharing plan or arrangement or employment agreement for the benefit of any officer, employee or other person;

          (x) not declare or pay any dividend (other than to the Company or the FFSB Series A Preferred Stockholders) or make any stock split or purchase or otherwise acquire for value any of its shares;

          (xi) not issue commitments for the future funding of loans at a fixed rate other than the then prevailing market at the date of funding; and

          (xii) not engage in any business practice which deviates in any material respect from its customary practices during the last eighteen months immediately preceding the date hereof.

        5.5.2 Without limiting the foregoing, between the date hereof and the date of Closing, the Company specifically covenants and agrees that the Company will not incur (and will not permit its subsidiaries to incur) any indebtedness other than deposit liabilities owed to deposit customers in the ordinary course of business and trade accounts payable incurred in the ordinary course of business, or significant expenses outside of the ordinary course of business, except that the Company may incur fees and expenses incident to the transactions herein described provided that such fees to legal counsel do not exceed $150,000. In addition, neither the Company nor any subsidiary of the Company will increase expenses in any material way (either individually or in the aggregate), nor will the Company nor any subsidiary of the Company make any changes in its capital structure.

        5.5.3 Provided that seeking such approvals is in accordance with applicable banking law and regulations, the Company covenants that neither it nor any of its subsidiaries will make any loan, nor commit to make any other loan, in excess of $250,000 to any one borrower or in any one transaction without the prior consent of Texas United.

        5.5.4 Without limiting the generality of the foregoing, from and after the date of this Agreement until the Closing Date, the Company covenants that neither it nor any of its subsidiaries will sell or otherwise dispose of any of their real or material personal property without the prior written consent of Texas United.

        5.5.5 Without limiting the generality of the foregoing, from and after the date of this Agreement until the Closing Date, the Company specifically covenants and agrees neither it nor any of its subsidiaries will acquire any United States Treasury or government agency bonds, or municipal securities, or make other investments in securities, with fixed rates or with maturities of greater than three years from the date of investment. In addition, the Company covenants and agrees that neither it nor any of its subsidiaries will enter into any forward commitment to acquire any such securities.

        5.5.6 From and after the date of this Agreement until the Closing Date, the Company will not, and will not permit any of its subsidiaries to, (i) permit any change to be made in the Certificate of Incorporation or Bylaws of the Company or any subsidiary thereof, or (ii) voluntarily take any action described in section 2.14 herein, without the prior written consent of Texas United.

     5.6 Consummation of Agreement. The Company shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

     5.7 Meetings. The Company agrees to give notice to Texas United of all meetings of the boards of directors of the Company and each of its subsidiaries as well as of all meetings of any committees of any such board, and the Company further agrees that a representative of Texas United shall be permitted to attend all such meetings and to receive any and all information otherwise furnished to persons participating in any such meetings, except to the extent that Texas United's representative may be excluded from participating in any meeting or portion thereof devoted to discussions of the Company's rights and obligations under this Agreement or with respect to the transaction contemplated by this Agreement.

     5.8 Liquidation of BOT. On or before the Closing, the Company shall cause BOT to be liquidated and dissolved.

                                   ARTICLE 6

                           COVENANTS OF TEXAS UNITED

     Texas United covenants and agrees with FFSB as follows:

     6.1 Best Efforts. Texas United will take all reasonable action to aid and assist in the consummation of the Merger and the transactions contemplated hereby, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals from, all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement. Specifically, Texas United shall file all regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications for the prior approval of the [OTS] and the Federal Reserve Board. Texas United shall keep the Company reasonably informed as to the status of such applications and make available to the Company, upon reasonable request by the Company from time to time, copies of such applications, responses, and any supplementary filed materials.

     6.2 Information for Applications and Proxy Solicitation. To the extent permitted by law, Texas United will furnish the Company and FFSB with all information concerning Texas United and its subsidiaries required for inclusion in (a) any application, statement or document to be made or filed by the Company or FFSB with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement and (b) any proxy materials to be furnished to the shareholders of the Company in connection with their consideration of the Merger. Texas United represents and warrants that all information so furnished for such statements and applications shall, to the best of its knowledge, be true and correct in all material respects without omission of any material fact required to be stated to make the information not misleading.

     6.3 Employee Benefit Plans. Texas United agrees that the employees of FFSB who are bona fide participants in any of FFSB's health and welfare plans and who continue as employees of State Bank will be entitled to participate in all employee health and welfare plans maintained for employees of Texas United and State Bank in accordance with the terms of such plans. All employees of FFSB retained by Texas United or State Bank will receive credit for their prior service with FFSB with respect to such plans. There will be no gap in health insurance coverage for continuing FFSB employees, no pre-existing conditions (covered by FFSB's health coverage) will be excluded from coverage and there will be no duplication of deductibles or co-payments. At the Closing, Texas United shall, and shall cause State Bank to, formally assume all of the obligations of the Company and FFSB under that certain Compromise and Settlement Agreement between the Company, FFSB and Stan Stephens dated February 13, 2001 (the "Stephens Settlement Agreement"), a copy of which has been previously provided to Texas United. At the time of the consummation of the merger of FFSB with and into State Bank, Texas United shall also cause State Bank to formally assume all of the obligations of FFSB under the five employment agreements listed on Schedule 6.3, copies of which have been previously provided to Texas United.

     6.4 Registration Statement. As promptly as practicable after the execution of this Agreement, Texas United will file with the SEC the Registration Statement on Form S-4 under the 1933 Act and any other applicable documents, relating to the shares of Texas United Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement, and will use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the 1933 Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Company's shareholders, at the time of the Company shareholders' meeting held to adopt this Agreement and at the Effective Time, the prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement filed by Texas United (the "Prospectus"), will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this section shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by the Company for use in the Registration Statement or the Prospectus.

     6.5 Rule 144 Compliance. From and after the Effective Time, Texas United shall file all reports with the SEC necessary to permit the shareholders of the Company who may be deemed "underwriters" (within the meaning of Rule 145 under the Securities Act) of the Company Common Stock to sell Texas United Common Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the 1933 Act if they would otherwise be so entitled; provided, however, that Texas United is otherwise obligated to file such reports with the SEC.

     6.6  Publication of Financial Condition.  [INTENTIONALLY OMITTED]

     6.7 Access by the Company. From and after the date of this Agreement, Texas United shall afford to the officers, attorneys, accountants and other authorized representatives of the Company full and free access to the properties, books, contracts, commitments and records of Texas United and its subsidiaries, at all reasonable times during business hours, and such representatives of the Company shall be furnished with true and complete copies of the same and with all other information concerning the affairs of Texas United and its subsidiaries as such representatives may reasonably request.

     6.8 Meetings. Texas United agrees to give notice to the Company of all meetings of the boards of directors of Texas United as well as of all meetings of any committees of any such board, and Texas United further agrees that one representative of the Company shall be permitted to attend all such meetings and to receive any and all information otherwise furnished to persons participating any such meetings, except to the extent that the Company's representative may be excluded from participating in any meeting or portion thereof devoted to discussions of Texas United's rights and obligations under this Agreement or with respect to the transaction contemplated by this Agreement.

     6.9 Supplemental Indenture. Texas United agrees that at or prior to Closing it will enter into a supplemental indenture to the indenture dated April 1, 1998 between the Company and Harris Trust Company of New York as trustee (the "Indenture") assuming the obligations and performance of every covenant of the Company under the Indenture as of the Effective Time in accordance with Section 801 of the Indenture.

     6.10 Consummation of Agreement. Texas United shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

     6.11  Indemnification and Insurance.

        6.11.1 For three years from and after the Effective Time, Texas United shall maintain officers' and directors' liability insurance covering the persons who are presently covered by current officers' and directors' liability insurance policies of the Company and FFSB with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least as favorable as the terms of said current policies, provided that it shall not be required to expend in the aggregate during the coverage period more than an amount equal to 175% of the annual premium most recently paid by the Company and FFSB (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto, and further provided that if Texas United is unable to maintain or obtain the insurance called for by this section, Texas United shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount which may be in the form of tail coverage, or may request the Company to obtain such tail coverage at Texas United's expense prior to the Effective Time; provided, further, that officers and directors of the Company or its subsidiaries may be required to make application and provide customary representations and warranties to Texas United's insurance carrier for the purpose of obtaining such insurance.

        6.11.2 For a period of six years from after the Effective Time, Texas United shall, and shall cause its subsidiaries to, maintain and preserve the rights to indemnification of officers and directors provided for in the Certificate of Incorporation or charter document and By-Laws of the Company and each of its Subsidiaries as in effect on the date hereof with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including, without limitation, the Merger and the other transactions contemplated by this Agreement, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or Regulatory Authorities.

        6.11.3  In addition to and without limitation of the rights set forth in section 6.11.2, for a period of six years from after the Effective Time, Texas United shall to the fullest extent permitted under applicable law indemnify and hold harmless each present and former director and officer of the Company and FFSB (collectively, the "Indemnified Parties") against any and all costs, expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any pending, threatened or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any act, omission, event, matter or circumstance occurring or existing prior to the Effective Time (including, without limitation, any claim, action, suit, proceeding or investigation arising out of or pertaining to the Merger or the other transactions contemplated by this Agreement), and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) (i) Texas United shall advance expenses to each such Indemnified Party to the fullest extent permitted by law, including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such Indemnified Party or multiple Indemnified Parties, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between Indemnified Parties in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to Texas United, promptly after statements therefor are received and (ii) Texas United will cooperate in the defense of any such matter.

        6.11.4 Any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards for or prerequisites to indemnification set forth under the Delaware General Corporation Law, or the Certificate of Incorporation or charter and By-Law provisions referred to in section 6.11.2, shall be made by independent counsel selected by Texas United (which shall not be counsel that provides any services to Texas United or any of its subsidiaries) and reasonably acceptable to the Indemnified Party, and Texas United shall pay such counsel's fees and expenses.

        6.11.5 This section 6.11 shall survive the Effective Time, is intended to benefit each of the Indemnified Parties (each of whom shall be entitled to enforce this section against Texas United) and shall be binding on all successors and assigns of Texas United.

        6.11.6  In the event Texas United or any of its successors or assigns
(i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other persons, then, and in each such case, proper provision shall be made so that the successors and assigns of Texas United assume the obligations set forth in this Section 6.11.

        6.11.7 Texas United shall pay all expenses (including attorneys' fees) that may be reasonably incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 6.11 if the Indemnified Party is successful in whole or any material part or if any dispute relating thereto is settled or compromised.

     6.12 Redemption of Series A Preferred Stock. Texas United covenants that it shall not permit the merger of FFSB and State Bank to take place prior to the redemption of all of the outstanding Series A Preferred Stock in accordance with the provisions set forth in Section 1.6 hereof.

                                   ARTICLE 7

                   CONDITIONS TO OBLIGATIONS OF TEXAS UNITED

     In addition to any other condition herein described as a condition to the obligations of Texas United under this Agreement, the obligations of Texas United under this Agreement are subject, in the discretion of Texas United, to the satisfaction at or prior to the Closing Date of each of the following conditions:

     7.1 Compliance with Representations. The representations and warranties made by the Company in this Agreement shall have been true when made and, except for changes as contemplated herein, shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and the Company shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. Texas United shall have been furnished with a certificate, signed by the President of the Company in his capacity as such and dated the Closing Date and a certificate signed by the President of FFSB in his capacity as such and dated the Closing Date, in each case to the foregoing effect.

     7.2 Shareholder Approval. The shareholders of the Company shall have adopted this Agreement at a duly called meeting of the shareholders and the Company shall have delivered to Texas United a certificate signed by the President and Secretary of the Company in his or her capacity as such, confirming the approval of this transaction by the requisite vote of the shareholders of the Company.

     7.3 Dissenters. Shareholders holding an aggregate of not greater than five percent (5%) of the issued and outstanding shares of the Company shall have exercised dissenters' rights of appraisal with respect to the Merger, excluding for these purposes shareholders who have subsequently abandoned (including abandonment as a result of a failure to comply with applicable procedures) their dissenters' rights of appraisal.

     7.4 Regulatory Approvals. Texas United shall have received approval of the transactions contemplated by this Agreement including the Merger and the merger of the FFSB with and into State Bank, from all necessary governmental agencies and authorities, including the Texas Banking Department and the Federal Reserve Board, and such approvals and transactions contemplated hereby shall not have been contested by any federal or state governmental authority nor by any other third party by formal proceeding. It is understood that, if any contest as aforesaid is brought by formal proceedings, Texas United may, but shall not be obligated to, answer and defend such contest.

     7.5 Litigation. On the Closing Date, there shall not be any litigation, investigation, inquiry or proceeding pending or threatened in or by any court or governmental agency or authority which might result in action to restrain, enjoin or prohibit consummation of the Merger or which might result in divestiture, rescission or damages in connection with the Merger or involving any of the assets, properties, business or operations of the Company or any of its subsidiaries which might result in any material adverse change in the financial condition, results of operations, business or prospects of the Company or any of its subsidiaries. Texas United shall have been furnished with a certificate, dated the Closing Date and signed by the President of the Company and each of its subsidiaries, in his capacity as such, to the effect that no such litigation, investigation, inquiry or proceeding is pending, or, to the best of his or her knowledge, threatened.

     7.6 Opinion of Counsel. Prior to Closing, the Company shall deliver to Texas United the opinion of the Company's outside counsel, in form and content satisfactory to Texas United, to the effect that

          (i) the Company is duly organized, validly existing and in good standing as a corporation under the laws of the state of Delaware, is registered as a savings and loan holding company under applicable regulations and requirements of the OTS, and has full power and authority to carry on its business as presently conducted;

          (ii) the authorized capital stock of the Company consists of 1,500,000 shares of capital stock, par value of $.01 per share, of which a total of 471,411 shares are issued and outstanding (plus any shares issued pursuant to the exercise of Company Stock Options and Warrants after the date of this Agreement), and that those shares which are issued and outstanding have been validly issued, are fully paid and nonassessable, and except for the Company Stock Options and Warrants, no options, warrants, conversion or other rights, agreements or commitments of any kind obligating the Company to issue or sell any shares of its capital stock of any class, or securities convertible into or exchangeable for any such shares, are outstanding, and no authorization therefor has been given;

          (iii) FFSB is duly organized and validly existing as a savings bank under the laws of the United States of America, and has full power and authority to carry on its business as presently conducted;

          (iv) the authorized capital stock of FFSB consists of (a) 3,000,000 shares of common stock, par value $.01 per share, of which a total of 239,612 shares are outstanding, all of which are validly issued and outstanding, fully paid, nonassessable, and are owned beneficially and of record by the Company, and (b) 1,000,000 shares of serial preferred stock, of which 87,263 shares of Series A Preferred Stock are outstanding, all of which are validly issued and outstanding, fully paid and nonassessable; and no options, warrants, conversion or other rights, agreements or commitments of any kind obligating FFSB to issue or sell any shares of its capital stock of any class, or securities convertible into or exchangeable for any such shares, are outstanding, and no authorization therefor has been given;

          (v) this Agreement has been duly authorized by all necessary corporate action on the part of the Company, its directors and shareholders, and this Agreement constitutes the valid and binding obligation of the Company enforceable in accordance with its terms except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the rights of creditors generally;

          (vi) this Agreement and the consummation of the transactions herein described do not and will not violate, conflict with or constitute a breach of any term, condition, or provision of the Articles of Incorporation or Bylaws of the Company, or the Charter or Bylaws of FFSB;

          (vii) the merger of FFSB with and into State Bank has been duly authorized by all necessary corporate action on the part of FFSB, its directors and shareholders, and the consummation of the merger of FFSB with and into State Bank will not violate, conflict with or constitute a breach of any term, condition, or provision of the Charter or Bylaws of FFSB.

          (viii) such counsel is not aware of any pending or threatened litigation, claim or assessment which has or could have a material adverse effect on the Company or any subsidiary, or the transactions herein described.

     7.7 Due Diligence Review; No Material Adverse Change. Texas United and its employees, agents, attorneys, accountants and other representatives shall be entitled to review and monitor the assets, liabilities, business and prospects of the Company and its subsidiaries during the period from the date hereof to the time of Closing. Texas United shall be entitled to terminate this Agreement at its sole option and at any time prior to Closing if the results of such review reveal that a material adverse change shall have occurred in the condition, financial position or business of the Company or any of its subsidiaries since March 31, 2002.

     7.8 Consents, Approvals and Estoppel Certificates. Texas United shall have received all such consents, approvals, and other assurances, in each case in form and content reasonably satisfactory to Texas United, from any party to any material agreement with the Company or any of its subsidiaries, or by which the Company or any of its subsidiaries is bound as a result of an order of any authority, or pursuant to any other legal requirement. Without limiting the generality of the foregoing, Texas United shall have received consents from each real estate landlord of the Company or any subsidiary, consenting (if Texas United reasonably deems such consent necessary) to the transfer by operation of law of any outstanding lease, attesting to the validity of each lease to which the Company or any subsidiary is a party, the fact that no material default exists (or which with the passage of time or notice could exist) under the lease, and providing for such other reasonable matters as may be deemed advisable to Texas United.

     7.9 Status of Nonaccruals. The total of the Company's (and FFSB's) nonaccruing assets shall not be greater than $1,000,000 as of the Closing Date, including other real estate owned, loans past-due more than 90 days and all other assets placed on nonaccrual, or that should properly be so characterized under generally accepted or regulatory accepted accounting principles.

     7.10 Tax Opinion. Prior to or at the Closing, Texas United shall have received an opinion from Bracewell & Patterson, L.L.P., to the effect, based upon customary representations to be made in writing by the parties, that (a) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code and (b) each shareholder of the Company who receives solely Texas United Common Stock in exchange for his Company Common Stock (other than cash in lieu of a fractional share of interest) shall not be subject to recognition of gain or loss for federal income tax purposes relating to such exchange of shares other than any gain that must be recognized by virtue of the receipt of cash in lieu of a fractional share interest.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF THE COMPANY

     In addition to any other condition herein described as a condition to the obligations of the Company under this Agreement, the obligations of the Company under this Agreement are subject, in the discretion of the Company, to the satisfaction at or prior to the Closing Date of each of the following conditions:

     8.1 Compliance with Representations. The representations and warranties made by Texas United in this Agreement shall have been true when made and, except for changes as contemplated herein, shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and Texas United shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. The Company shall have been furnished with a certificate, signed by the President of Texas United in his capacity as such and dated the Closing Date to the foregoing effect.

     8.2 Shareholder Approval. The shareholders of the Company shall have adopted this Agreement at a duly called meeting of the shareholders.

     8.3 Regulatory Approvals. Texas United shall have received approval of the transactions contemplated by this Agreement including the Merger and the merger of FFSB with and into State Bank from all necessary governmental agencies and authorities, including the Texas Banking Department and the Federal Reserve Board, and such approvals and transactions contemplated hereby shall not have been contested by any federal or state governmental authority nor by any other third party by formal proceeding. It is understood that, if any contest as aforesaid is brought by formal proceedings, Texas United may, but shall not be obligated to, answer and defend such contest.

     8.4 Litigation. On the Closing Date, there shall not be any litigation, investigation, inquiry or proceeding pending or threatened in or by any court or governmental agency or authority which might result in action to restrain, enjoin or prohibit consummation of the Merger or which might result in divestiture, rescission or damages in connection with the Merger or involving any of the assets, properties, business or operations of Texas United or any of its subsidiaries which might result in any material adverse change in the financial condition, results of operations, business or prospects of Texas United or any of its subsidiaries. The Company shall have been furnished with a certificate, dated the Closing Date and signed by the President of Texas United, in his capacity as such, to the effect that no such litigation, investigation, inquiry or proceeding is pending, or, to the best of his or her knowledge, threatened.

     8.5 Opinion of Counsel. Prior to Closing, Texas United shall deliver to the Company the opinion of Texas United's outside counsel, in form and content satisfactory to the Company, to the effect that

          (i) Texas United is duly organized, validly existing and in good standing as a corporation under the laws of the state of Texas, is registered as a bank holding company under applicable regulations and requirements of the Federal Reserve Board, and has full power and authority to carry on its business as presently conducted;

          (ii) the authorized capital stock of Texas United consists of 3,000,000 shares of capital stock, par value of $1.00 per share, of which a total of 2,651,010 shares are issued and outstanding, including those shares issuable to the shareholders of the Company upon consummation of the Merger, and that those shares which are issued and outstanding have been, and those issued in the Merger will be, validly issued, fully paid and nonassessable;

          (iii) this Agreement has been duly authorized by all necessary corporate action on the part of Texas United, and this Agreement constitutes the valid and binding obligation of Texas United enforceable in accordance with its terms except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the rights of creditors generally;

          (iv) this Agreement and the consummation of the transactions herein described do not and will not violate, conflict with or constitute a breach of any term, condition, or provision of the Articles of Incorporation or Bylaws of Texas United, or the governing documents of any of its subsidiaries; and

          (v) such counsel is not aware of any pending or threatened litigation, claim or assessment which has or could have a material adverse effect on Texas United or any subsidiary, or the transactions herein described.

     8.6 Due Diligence Review; No Material Adverse Change. The Company and its employees, agents, attorneys, accountants and other representatives shall be entitled to review and monitor the assets, liabilities, business and prospects of Texas United and its subsidiaries during the period from the date hereof to the time of Closing. The Company shall be entitled to terminate this Agreement at its sole option and at any time prior to Closing if the results of such review reveal that a material adverse change shall have occurred in the condition, financial position or business of Texas United or any of its subsidiaries since September 30, 2001.

     8.7 Registration Statement. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     8.8 Blue Sky Approvals. All permits and other authorizations under state securities laws necessary to issue the shares of Texas United Common Stock in the Merger shall have been received and shall be in full force and effect.

     8.9 Listing. The shares of Texas United Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Stock Market, subject to official notice of issuance.

     8.10 Tax Opinion. Prior to or at the Closing, the Company shall have received an opinion from Bracewell & Patterson, L.L.P., to the effect, based upon customary representations to be made in writing by the parties, that (a) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the

Code and (b) each shareholder of the Company who receives solely Texas United Common Stock in exchange for his Company Common Stock (other than cash in lieu of a fractional share of interest) shall not be subject to recognition of gain or loss for federal income tax purposes relating to such exchange of shares other than any gain that must be recognized by virtue of the receipt of cash in lieu of a fractional share interest.

                                   ARTICLE 9

                              CLOSING OBLIGATIONS

     9.1 Texas United Obligations. At the Closing, Texas United shall deliver the following:

        9.1.1 The Plan of Merger, Articles of Merger and Certificate of Merger in the form required to be delivered for filing with the Secretary of State of Texas and the Secretary of State of Delaware, pursuant to applicable provisions of the Texas Business Corporation Act and the Delaware General Corporation Law, providing for the Merger.

        9.1.2 Officer's Certificate, including an incumbency certification and further certifying as to the existence and good standing of Texas United, the accuracy of all representations and warranties of Texas United, the approval by the Board of Directors of Texas United, TUN, TUA and State Bank, and Texas United as the sole shareholder of TUN and TUA and TUN as the sole shareholder of State Bank, of resolutions authorizing and approving the Merger, the merger of the Company with and into TUN and the merger of FFSB with and into State Bank.

        9.1.3 Delivery of the consideration payable to shareholders of the Company who have theretofore tendered their the Company share certificates, as required by section 1.2.

        9.1.4 Legal and tax opinions of Texas United's counsel in form and substance as required by this Agreement and otherwise acceptable to the Company.

        9.1.5 The Corporate Plan of Merger, Articles of Merger and Certificate of Merger in the form required to be delivered for filing with the Secretary of State of Nevada and the Secretary of State of Delaware, pursuant to applicable provisions of Nevada and Delaware law, providing for the merger of the Company with and into TUN.

        9.1.6 The Bank Plan of Merger and Articles of Merger in the form required to be delivered for filing with the Banking Department and the OTS, providing for the merger of FFSB with and into State Bank, subject to prior redemption of all of the outstanding Series A Preferred Stock.

        9.1.7 Certificate of Good Standing of Texas United issued by the Secretary of State of Texas and the Texas Comptroller of Public Accounts, dated as of a date not more than fourteen days prior to Closing.

        9.1.8 The supplemental indenture executed by Texas United as required under Section 6.9 of this Agreement.

        9.1.9 An assumption agreement executed by Texas United and State Bank relating to the Stephens Settlement Agreement and assumption agreement executed by State Bank relating to the five employment agreements listed on Schedule 6.3.

        9.1.10  Evidence of insurance coverage required under Section 6.11.

        9.1.11 Such other documents, certificates, and other items as may be required to be delivered by Texas United pursuant to the terms of this Agreement or as may be reasonably requested by the Company to effectuate the transactions herein described.

     9.2 The Company Obligations. At the Closing, the Company shall deliver the following to Texas United:

        9.2.1 The Plan of Merger, Articles of Merger and Certificate of Merger in the form required to be delivered for filing with the Secretary of State of Texas and the Secretary of State of Delaware, pursuant to applicable provisions of the Texas Business Corporation Act and the Delaware General Corporation Law, providing for the Merger.

        9.2.2 Officer's Certificates of the Company and FFSB, including an incumbency certification in each case; and further certifying in the case of the Company Officer's Certificate to the existence and good standing of the Company, the accuracy of all representations and warranties of the Company, the approval by the Board of Directors of the Company of this Agreement, the adoption of this Agreement by the shareholders of the Company, the approval by the Board of Directors of the Company of the merger of the Company with and into TUN, and the approval of the merger of FFSB with and into State Bank by the Board of Directors of the Company acting as the sole shareholder of FFSB; and further certifying in the case of the FFSB Officer's Certificate to the existence of FFSB and the approval by the Board of Directors of FFSB of the merger of FFSB with and into State Bank.

        9.2.3 Certificate of Good Standing of the Company (issued by the Secretary of State of Delaware) and a Certificate of Existence of FFSB (issued by the OTS), in each case dated as of a date not more than fourteen days prior to the Closing.

        9.2.4 An opinion of the Company's counsel in form and substance as required by this Agreement and otherwise acceptable to Texas United.

        9.2.5 The Corporate Plan of Merger, Articles of Merger and Certificate of Merger in the form required to be delivered for filing with the Secretary of State of Nevada and the Secretary of State of Delaware, pursuant to applicable provisions of the Nevada and Delaware law, providing for the merger of the Company with and into TUN.

        9.2.6 The Bank Plan of Merger and Articles of Merger in the form required to be delivered for filing with the Banking Department and the OTS, providing for the merger of FFSB with and into State Bank subject to prior redemption of all of the outstanding Series A Preferred Stock.

        9.2.7 An Option Cancellation Agreement executed by each current director of the Company canceling and terminating all of his Company Stock Options.

        9.2.8 Such other documents, certificates, and other items as may be required to be delivered by the Company pursuant to the terms of this Agreement or as may be reasonably requested by Texas United to effectuate the transactions herein described.

                                   ARTICLE 10

                                  TERMINATION

     10.1  Termination.

        10.1.1 This Agreement may be terminated by action of the Board of Directors of either Texas United or the Company at any time prior to the Effective Time if:

          (i) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have been final and non-appealable;

          (ii) any of the transactions contemplated by this Agreement are disapproved by any Regulatory Authority or other person whose approval is required to consummate any of such transactions;

          (iii) the shareholders of the Company fail to adopt this Agreement at the shareholders meeting called to vote on this Agreement; or

          (iv) the Merger shall not have become effective on or before July 31, 2002, or such later date as shall have been approved in writing by the Boards of Directors of Texas United and the Company; provided, however, that the right to terminate under this section 10.1.1(iv) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to become effective on or before such date.

        10.1.2 This Agreement may be terminated at any time prior to the Effective Time by the Board of Directors of the Company if (i) Texas United shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Texas United contained herein shall be defective in any material respect or (ii) there shall have been any material adverse change after September 30, 2001 in the assets, properties, business or financial condition of Texas United. In the event the Board of Directors of the Company desires to terminate this Agreement as provided above, such Board of Directors must notify Texas United in writing of its intent to terminate stating the reason therefor. If the termination is pursuant to subpart (i) above, Texas United shall have fifteen days from the receipt of such notice to cure the alleged breach or inaccuracy, subject to the approval of the Company (which approval shall not be unreasonably delayed or withheld).

        10.1.3 This Agreement may be terminated at any time prior to the Effective Time (except as provided in subpart (iii) below) by the Board of Directors of Texas United if (i) the Company shall fail to comply in any material respect with any of its covenants, conditions or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein shall be defective in any material respect, (ii) there shall have been any material adverse change after March 31, 2002 in the assets, properties, business or financial condition of the Company, (iii) the cost to remove Hazardous Material Contamination under Section 5.4 shall exceed $100,000 provided Texas United exercises its right to terminate within ten business days after it learns that the cost of removal exceeds $100,000, or (iv) the Board of Directors of the Company pursuant to its fiduciary duties fails to favorably recommend adoption of this Agreement by the shareholders of the Company or withdraws or adversely changes or modifies such favorable recommendation. In the event the Board of Directors of Texas United desires to terminate this Agreement as provided above, such Board of Directors must notify the Company in writing of its intent to terminate stating the reason therefor. If termination is pursuant to subpart (i) above, the Company shall have fifteen days from the receipt of such notice to cure the alleged breach or inaccuracy, subject to the approval of Texas United (which approval shall not be unreasonably delayed or withheld).

        10.1.4 This Agreement may be terminated at any time prior to the Effective Time with the mutual written consent of Texas United and the Company and the approval of such action by their respective Boards of Directors.

     10.2 Effect of Termination. Except as provided below, in the event of termination of this Agreement and the abandonment of the Merger without a willful material breach by any party hereto, this Agreement shall become void and have no further force or effect, without any liability on the part of any party or its directors, officers or shareholders. In the event of the proper termination of this Agreement by Texas United pursuant to Section 10.1.3(iv), then within ten business days following such termination the Company shall pay Texas United the amount of $100,000 in certified funds as an agreed upon termination fee in consideration for the grant by Texas United to the Company of the fiduciary exception contained in Section 5.1 of this Agreement (and not as a penalty) and Texas United shall not be entitled to any other relief against the Company, its directors, officers or shareholders. Nothing contained in this
Section 10.2 shall relieve any party hereto of any liability for a willful material breach of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Survival. The representations and warranties of the parties shall not survive the Effective Time. The covenants and agreements of the parties to be performed prior to the Effective Time shall not survive the Effective Time. All agreements and covenants of the parties that are contemplated to be performed after the Effective Time shall survive the Effective Time.

     11.2 Expenses. Whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of this Agreement.

     11.3 Notices. Any notice given hereunder shall be in writing and shall be deemed delivered on the earlier of actual receipt or the time of deposit in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, addressed to the party to whom such notice is to be sent at the following addresses:

        If to Texas United or to State Bank, then to:
           Texas United Bancshares, Inc.
           202 W. Colorado St.
           LaGrange, Texas 78945-2206
           Attention: Mr. L. Don Stricklin, President and CEO

        with a copy to:
           Joseph M. Ford
           Bracewell & Patterson, L.L.P.
           111 Congress Avenue, Suite 2300
           Austin, Texas 78701

        If to the Company, FFSB or the Affiliate Shareholders, then to:
           The Bryan-College Station Financial Holding Company
           2900 Texas Avenue
           Bryan, Texas 77802
           Attention: Mr. Gary Snoe, Chairman of the Board

        with a copy to:
           Dave Muchnikoff
           Silver, Freedman & Taff, LLP
           1100 New York Avenue, N.W. Suite 700 East
           Washington, DC 20005

     11.4 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns, and, to the extent provided by Section 4.3, 6.3 and 6.11 the directors, officers, employees and Affiliate Shareholders, but shall not be assigned by any party without the prior written consent of the other party.

     11.5 Article and Other Headings. Article and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     11.6 Entire Agreement. This Agreement, together with a certain Confidentiality Agreement between the parties, embodies the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior arrangements, understandings, agreements or covenants between the parties. This Agreement may only be modified by an instrument in writing executed by both Texas United and the Company.

     11.7 Waivers. Texas United or the Company may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other or waive compliance with any of the covenants or conditions contained in this Agreement.

     11.8 Governing Law. This Agreement shall be governed by the laws of the State of Texas applicable to contracts made and to be performed therein.

     11.9 Counterparts. This Agreement may be executed in multiple counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

     11.10 Joinder by Shareholders of the Company. Each of the undersigned who executes this Agreement as a shareholder of the Company (defined herein as Affiliate Shareholders) hereby joins into the execution of this Agreement to evidence his consent solely in his capacity as a shareholder of the Company to the transactions herein described. Each of the undersigned Affiliate Shareholders specifically hereby agrees to vote his shares of Company Common Stock in favor of the adoption of this Agreement at the shareholders meeting called to consider and vote upon the Merger.

                  [Remainder of page left blank intentionally;
                            signature lines follow.]

     IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Agreement and Plan of Reorganization to be executed as of May 1, 2002.

                                          TEXAS UNITED BANCSHARES, INC.

                                          By:     /s/ L. DON STRICKLIN
                                            ------------------------------------
                                                      L. Don Stricklin
                                                     President and CEO

                                          THE BRYAN-COLLEGE STATION FINANCIAL
                                          HOLDING COMPANY

                                          By:         /s/ GARY SNOE
                                            ------------------------------------
                                                         Gary Snoe,
                                                   Chairman of the Board

     The undersigned directors of The Bryan-College Station Financial Holding Company do hereby execute this Agreement as of the day and year set forth above for the limited purpose of agreeing to the provisions of Section 11.10 hereof.





           /s/ RICHARD L. PEACOCK                             /s/ CHARLES E. NEELLEY
--------------------------------------------       --------------------------------------------
             Richard L. Peacock                                 Charles E. Neelley




           /s/ ERNEST A. WENTRCEK                                /s/ KEN L. HAYES
--------------------------------------------       --------------------------------------------
             Ernest A. Wentrcek                                    Ken L. Hayes




           /s/ ROBERT H. CONAWAY                              /s/ JOSEPH W. KROLCZYK
--------------------------------------------       --------------------------------------------
             Robert H. Conaway                                  Joseph W. Krolczyk




           /s/ J. ROLAND RUFFINO                                 /s/ GARY A. SNOE
--------------------------------------------       --------------------------------------------
             J. Roland Ruffino                                     Gary A. Snoe




             /s/ GEORGE KOENIG                                 /s/ HELEN CHAVARRIA
--------------------------------------------       --------------------------------------------
               George Koenig                                     Helen Chavarria

                                                                      APPENDIX B

                          [HOEFER & ARNETT LETTERHEAD]

June 26, 2002

Members of the Board of Directors
The Bryan-College Station Financial Holding Company
2900 Texas Avenue
Bryan, Texas 77802

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of The Bryan-College Station Financial Holding Company, Bryan, Texas ("Company") of the consideration to be paid in connection with the proposed merger of Company with and into Texas United Bancshares, Inc., La Grange, Texas ("Texas United") in accordance with the terms and conditions of the Amended and Restated Agreement and Plan of Reorganization, dated as of May 1, 2002, (the "Agreement"). Pursuant to the Agreement and subject to the terms and conditions therein, each outstanding share of the Company common stock shall be converted into the right to receive
0.29211 shares of Texas United common stock. The per share consideration/exchange ratio has been calculated based on the number of outstanding shares of Company common stock immediately prior to the effective time being 471,411 shares and the number of shares of Texas United common stock to be exchanged therefore being 137,703 shares (the "Aggregate Shares").

     As part of its investment banking business, Hoefer & Arnett, Incorporated is regularly engaged in the valuation of bank, bank holding company and thrift securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Hoefer & Arnett Incorporated provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time affect transactions and hold securities of Company for its own account and for the accounts of customers. In April 1998, Hoefer & Arnett acted as Company's underwriter in the offering of $3,609,000 of Company 11 1/2% subordinated debentures. In connection with this underwriting, Company allowed Hoefer & Arnett a selling commission of $252,630. Hoefer & Arnett has previously provided financial advisory services to Texas United, most recently in May 2000. The fees for such services were $5,000.

     In connection with this assignment, we have reviewed and analyzed, among other things, the following: (i) the Amended and Restated and Plan of Reorganization dated May 1, 2002; (ii) Annual Reports on Form 10-KSB to shareholders of Company for the years ended September 30, 1999, September 30, 2000 and September 30, 2001; Quarterly reports on Form 10-QSB for the quarters ended June 30, 2000, December 31, 2000, March 31, 2001, June 30, 2001, and
December 31, 2001; and internal financial statements as of March 31, 2002 (iii) Audited financial statements for Texas United for the years ended December 31, 1999, December 31, 2000 and December 31, 2001; Quarterly reports of condition and income on Form FR Y-9C for the quarters ended June 30, 2000, September 30, 2000, December 31, 2000, March 31, 2001, June 30, 2001, September 30, 2001 and
December 31, 2001 and internal financial statements as of March 31, 2002; (iv) certain other publicly available financial and other information concerning Company and Texas United; and (v) the nature and terms of certain other merger and acquisition transactions we believe relevant to our inquiry. We have held discussions with senior management of Company and Texas United concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations.

                                                    [HOEFER & ARNETT LETTERHEAD]

We have conducted such other financial studies, analyses and investigations, as we deemed appropriate for purposes of this opinion.

     In conducting our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the management of Company and Texas United as to the reasonableness of the financial and operating forecasts, projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of the management of Company and the management of Texas United. We have also assumed, without assuming any responsibility for the independent verification of same, that the aggregate allowance for loan losses for Company and Texas United is adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of Company or Texas United, nor have we examined any individual loan credit files. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of the common shares of Company of the terms of the proposed merger of Company with and into Texas United and does not address Company's underlying business decision to proceed with the transaction.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Company and Texas United, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Company and Texas United; (ii) the assets and liabilities of Company and Texas United, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger and acquisition transactions involving thrifts and thrift holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     We have determined that the indicated value of the outstanding common stock of Texas United at $19.00 is fair based on our review and analysis of the factors influencing value and utilizing the appropriate valuation approaches. We have also taken into consideration Texas United's commitment and capacity to provide liquidity to its existing and prospective common shareholders at such price in assessing the fairness of the proposed merger.

     Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the terms of the proposed merger of Company with and into Texas United are fair, from a financial point of view, to the holders of shares of common stock of Company.

     Our opinion is directed to the Board of Directors of Company for its information and assistance in connection with its consideration of the financial terms of the transaction contemplated by the Agreement and does not constitute a recommendation to any shareholder of Company as to how such shareholder should vote on the proposed transaction. We hereby consent to the reference to our firm in the proxy statement related to the transaction and to the inclusion of our opinion as an exhibit to the proxy statement-prospectus related to the transaction.

Respectfully Submitted,

/s/ HOEFER & ARNETT, INCORPORATED

Hoefer & Arnett, Incorporated

                                                                      APPENDIX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

                                APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.